Exhibit 99.2

InterXion Holding N.V.

Scorpius 30

2132 LR Hoofddorp

The Netherlands 31-20-880-7600

PROXY STATEMENT

FOR

EXTRAORDINARY GENERAL MEETING

To Be Held On 27 February 2020

We are sending you our proxy materials in connection with the solicitation of the enclosed proxy by the board of directors (the “Board”) of InterXion Holding N.V. (the “Company”) for use at the Extraordinary General Meeting to be held on 27 February 2020, beginning at 10:00 Central European Time (“CET”) at the Novotel hotel, Taurusavenue 12, 2132 LS Hoofddorp, The Netherlands (the “Extraordinary General Meeting”).

The meeting of shareholders, to which this Proxy Statement relates, constitutes the Extraordinary General Meeting pursuant to the Purchase Agreement and under the laws, rules and regulations of The Netherlands, the United States and the New York Stock Exchange (“NYSE”).

Attending the Extraordinary General Meeting

The Extraordinary General Meeting will be held on 27 February 2020, at 10:00 CET, at the Novotel hotel, Taurusavenue 12, 2132 LS Hoofddorp, The Netherlands, to consider the matters set forth in the Notice of Extraordinary General Meeting. This Proxy Statement and the form of proxy enclosed are being mailed to shareholders commencing on or about 5 February 2020.

In accordance with our Articles of Association, shareholders must inform the Company in writing of their intention to attend the Extraordinary General Meeting, and the Company must receive such notice by 17:00 CET on 20 February 2020. Notice to attend the Extraordinary General Meeting should be sent to: Investor Relations, InterXion Holding N.V., Scorpius 30, 2132 LR Hoofddorp, The Netherlands. If you own your ordinary shares through a broker, you must also provide the Company with appropriate evidence of ownership of and authority to vote the shares no later than 17:00 CET on 20 February 2020. Such evidence may include a copy of the voting instruction card or a brokerage statement reflecting stock ownership as of the Record Date (defined below). Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Access to the Extraordinary General Meeting is permitted only after verification of personal identification.

Shareholders Entitled to Vote

Only shareholders of record of the ordinary shares, EUR 0.10 nominal value per share, of the Company (the “ordinary shares”) at the close of the NYSE on 30 January 2020 (the “Record Date”) according to the share register of American Stock Transfer & Trust Company, LLC, our registrar and transfer agent, or the Company’s shareholders’ register in The Netherlands, or such shareholders’ proxies, will be entitled to attend and vote at the Extraordinary General Meeting. Each ordinary share entitles the holder thereof to one vote on each matter that is voted on at the Extraordinary General Meeting. The number of outstanding ordinary shares entitled to vote on each proposal at the Extraordinary General Meeting is 76,795,559.2 according to the share register of American Stock Transfer & Trust Company, LLC as of the close of the NYSE on the Record Date.

Holders in Street Name

If you own ordinary shares through a broker, the registered holder of those shares is the broker or its nominee. Such shares are often referred to as held in “street name,” and you, as the beneficial owner of those

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shares, do not appear in the share register of American Stock Transfer & Trust Company, LLC or our shareholders’ register. For shares held in street name, there is a two-step process for distributing our proxy materials and tabulating votes. Brokers inform us how many of their clients own ordinary shares in street name, and the broker forwards our proxy materials to those beneficial owners. If you receive our proxy materials, including a voting instruction card, from your broker, you should vote your shares by following the procedures specified on the voting instruction card. Shortly before the Extraordinary General Meeting, your broker will tabulate the votes it has received and submit a proxy card to us reflecting the aggregate votes of the holders in street name. If you plan to attend the Extraordinary General Meeting and vote your shares held in street name in person, you should contact your broker to obtain a broker’s proxy card and bring it to the Extraordinary General Meeting.

If you are the registered holder of ordinary shares, you are the record holder of those shares, and you should vote your shares as described below under “How Record Holders Vote.”

How Record Holders Vote

You can vote at the Extraordinary General Meeting in person or by proxy. We recommend that you vote by proxy even if you plan to attend the Extraordinary General Meeting. You can always attend the Extraordinary General Meeting and revoke your proxy by voting in person.

You can vote by proxy by completing, signing, dating and mailing our enclosed proxy card.

By giving us your proxy, you are authorizing the individuals named on our proxy card, the proxies, to vote your shares in the manner you indicate. You may vote “FOR,” “AGAINST” or “ABSTAIN” from voting on (1) the Legal Merger Resolution, (2) the Legal Demerger Resolution, (3) the Sale Resolutions, (4) the Liquidation Resolutions, (5) the Discharge Resolution, (6) the Conversion and Amendment Articles Resolution, and (7) each of the Appointment Resolutions.

If you vote by proxy WITHOUT indicating your instructions, your shares will be voted FOR:

•	The Legal Merger Resolution;

•	The Legal Demerger Resolution;

•	The Sale Resolutions;

•	The Liquidation Resolutions;

•	The Discharge Resolution;

•	The Conversion and Amendment Articles Resolution; and

•	The Appointment Resolutions.

Revocation of Proxies

A shareholder may revoke a proxy at any time prior to its exercise (i) by mailing a written notice of revocation of the proxy’s authority to Investor Relations, InterXion Holding N.V., Scorpius 30, 2132 LR Hoofddorp, The Netherlands, (ii) by submitting a duly elected proxy bearing a later date or (iii) by attending the Extraordinary General Meeting and voting in person. Your attendance at the meeting alone will not revoke your proxy.

Quorum and Votes Necessary for Action to be Taken

The affirmative vote of a majority of the votes cast in person or by proxy at the Extraordinary General Meeting and entitled to vote on the proposal is required to approve the Sale Resolution, the Discharge Resolution and the Appointment Resolutions.

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The affirmative vote of at least two-thirds of the votes cast in person or by proxy at the Extraordinary General Meeting and entitled to vote on the proposal, representing at least fifty percent (50%) of the issued and outstanding capital of the Company is required to approve the Liquidation Resolutions, the Legal Merger Resolution, the Legal Demerger Resolution and the Conversion and Amendment Articles Resolution.

Although there is no quorum requirement under our Articles of Association or Dutch law, ordinary shares abstaining from voting will count as shares present at the Extraordinary General Meeting but will not count for the purpose of determining the number of votes cast. Broker non-votes will not count as shares present at the Extraordinary General Meeting or for the purpose of determining the number of votes cast. “Broker non-votes” occur when a beneficial owner of shares that are held in street name does not give instructions to a bank, brokerage or nominee holding the shares as to how to vote on matters deemed “non-routine.” Accordingly, the bank, brokerage or nominee holding the shares does not have discretionary authority to vote on such matter.

Each ordinary share will be counted as one vote according to the instructions contained on a properly completed proxy or a ballot voted in person at the Extraordinary General Meeting. Shares will not be voted in favor of a proposal if either (1) the shareholder abstains from voting on a particular matter or (2) the shares are broker non-votes.

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EXPLANATION AND RECOMMENDATION

a.

At the Extraordinary General Meeting, we will explain the terms of the Offer. For further information on the Offer we refer to the EGM notice and explanatory notes. Information about the Offer can also be found in the Schedule TO and related exhibits prepared by Buyer and filed with the U.S. Securities and Exchange Commission (the “SEC”) and the Schedule 14D-9 and related exhibits prepared by INXN and filed with the SEC (together, the “Tender Offer Documents”). The Tender Offer Documents are also published in the Investor Relations section of INXN’s website (https://investors.interxion.com/egm). Shareholders attending the EGM will be given the opportunity to give their views on the Offer.

b.

The Board has extensively considered the Offer, the strategy for the combined entities following the Offer, the transactions contemplated thereby and the consequences for shareholders, employees and other stakeholders. Based on such careful consideration, the Board unanimously recommends to the shareholders to (i) accept the Offer and tender their shares into the Offer and (ii) vote in favor of all resolutions proposed for adoption in this EGM.

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PROPOSAL 1 – LEGAL MERGER RESOLUTION

Clarifying note: after consummation of the Offer, the Company may, at the election of Buyer, enter into a triangular merger with newly incorporated entities Intrepid I B.V. and Intrepid II B.V., pursuant to which the Company shall disappear and resulting in the shareholders of the Company becoming shareholders of Intrepid I B.V., which in turn will hold indirectly 100% of the shares in Intrepid II B.V. (the entity which will acquire all the assets and liabilities of the Company through the merger).

Following a sale and transfer by Intrepid I B.V. of the shares in Intrepid Midco B.V., the sole shareholder of Intrepid II B.V., to Buyer or a company controlled by DLR the non-tendering shareholders will receive a consideration for their (former) interest in the Company as follows: (i) if the Compulsory Acquisition Threshold has been achieved, a consideration determined by the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het Gerechtshof Amsterdam); or (ii) if the Compulsory Acquisition Threshold has not been achieved, in connection with the liquidation of Intrepid I B.V., a consideration which is equal to the consideration the tendering shareholders will receive for their shares under the Offer, subject however to deductions to satisfy applicable withholding taxes (including Dutch dividend withholding tax).

The information contained in this clarifying note is: (i) for background purposes only; and (ii) does not purport to be full or complete. Reference is made to the Schedule TO for more information on the Offer.

Each of the capitalized terms used in this proposal has the meaning given to it in the Purchase Agreement, unless the context dictates otherwise.

It is proposed that, subject to (i) to the Acceptance Time having occurred, and (ii) the Post-Offer Reorganization Threshold having been achieved, the Company may merge with and into (as disappearing entity) Intrepid II B.V. (as acquiring entity) by means of a triangular merger (juridische driehoeksfusie), pursuant to which (i) each holder of issued and outstanding shares in the capital of the Company shall, for each ordinary share in the capital of the Company, with a par value of € 0.10, held by such holder immediately prior to the Legal Merger becoming effective, receive five (5) shares, each with a par value of € 0.02, in the capital of Intrepid I B.V. and (ii) each holder of an issued and outstanding fractional share (onderaandeel) in the capital of the Company, with a par value of € 0.02, shall receive one (1) share, with a par value of € 0.02, in the capital of Intrepid I B.V.

The terms and conditions of the Legal Merger are laid down in the legal merger proposal prepared by the boards of the Company, Intrepid II B.V. and Intrepid I B.V. (the “Merging Companies Boards”), dated 23 January 2020 (the “Legal Merger Proposal”). In addition, the Merging Companies Boards have prepared explanatory notes to the Legal Merger Proposal. The Legal Merger Proposal and the explanatory notes thereto are attached as Annex A to this proxy statement.

Upon election by Buyer as further provided in the Purchase Agreement, the Company, Intrepid II B.V. and Intrepid I B.V. will complete the Legal Merger promptly after the Closing.

The Company acknowledges that Intrepid I B.V. will immediately after the Legal Merger described above sell the entire issued and outstanding share capital of Intrepid Midco B.V. to Buyer or a company controlled by Parent (the “Post-Merger Share Sale”) and subsequently transfer the share in Intrepid Midco B.V. pursuant to a notarial deed of transfer of shares, in exchange for:

(i)

in the event the Compulsory Acquisition Threshold has not been reached, an Exchangeable Note to be issued and delivered by Buyer, which Exchangeable Note shall have identical features to the Exchangeable Note under the Asset Sale or

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(ii)

in the event the Compulsory Acquisition Threshold has been reached, a Buyer Note to be issued and delivered by Buyer which Buyer Note shall have identical features to the Buyer Note under the Asset Sale, all as further described under Proposal 3—Sale Resolutions.

In the event the Compulsory Acquisition Threshold has not been reached, Intrepid I B.V. will be put into liquidation, following the Post-Merger Share Sale.

In the liquidation, Intrepid I B.V. shall make distributions, in advance or in one or more instalments, to holders of the shares in Intrepid I B.V. taking the same principles as set out in Proposal 4—Liquidation Resolutions into consideration.

The Company proposes that the Extraordinary General Meeting approves the resolution to enter into and complete the Legal Merger in accordance with the Legal Merger Proposal.

The Legal Merger Resolution requires the affirmative vote of at least two-thirds of the votes cast at the Extraordinary General Meeting representing at least fifty percent (50%) of the issued and outstanding capital of the Company.

Approval of the Legal Merger Resolution is a condition to closing of the Offer. Approval of this proposal is therefore a necessity for the consummation of the Offer (unless waived by Buyer or DLR).

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE LEGAL MERGER RESOLUTION.

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PROPOSAL 2 – LEGAL DEMERGER RESOLUTION

Clarifying note: after consummation of the Offer, the Company may, at the election of Buyer, split off all its assets and liabilities to a newly incorporated subsidiary of the Company, InterXion Splitco B.V. Following the Post-Demerger Share Sale set out in proposal 3 and the Liquidation Resolutions set out in proposal 4, the non-tendering shareholders will receive a consideration for their interest in the Company as follows: (i) if the Compulsory Acquisition Threshold has been achieved, a consideration determined by the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het Gerechtshof Amsterdam); or (ii) if the Compulsory Acquisition Threshold has not been achieved, a consideration which is equal to the consideration the tendering shareholders will receive for their shares under the Offer, subject however to deductions to satisfy applicable withholding taxes (including Dutch dividend withholding tax).

The information contained in this clarifying note is: (i) for background purposes only; and (ii) does not purport to be full or complete. Reference is made to the Schedule TO for more information on the Offer.

Each of the capitalized terms used in this proposal has the meaning given to it in the Purchase Agreement, unless the context dictates otherwise.

It is proposed that, subject to (i) to the Acceptance Time having occurred, and (ii) the Post-Offer Reorganization Threshold having been achieved, the Company may demerge pursuant to which, at the occasion of the Legal Demerger becoming effective, the Company (i) incorporates InterXion SplitCo B.V., (ii) InterXion SplitCo B.V. will acquire all assets and liabilities of the Company by universal succession of title (algemene titel), (iii) the Company continues to exist and (iv) the sole share in the capital of InterXion SplitCo B.V. will be allotted to the Company.

The terms and conditions of the Legal Demerger are laid down in the legal demerger proposal prepared by the Company’s Board, dated 23 January 2020 (the “Legal Demerger Proposal”). In addition, the Company’s Board has prepared explanatory notes to the Legal Demerger Proposal. The Legal Demerger Proposal and the explanatory notes thereto are attached as Annex B to this proxy statement.

Upon election by Buyer as further provided in the Purchase Agreement, the Company will complete the Legal Demerger promptly after the Closing.

The Legal Demerger will be followed by a sale and a liquidation as further described in Proposal 3 – Sale Resolutions and Proposal 4 – Liquidation Resolutions.

The Company proposes that the Extraordinary General Meeting approves the resolution to enter into and complete the Legal Demerger in accordance with the Legal Demerger Proposal.

The Legal Demerger Resolution requires the affirmative vote of at least two-thirds of the votes cast at the Extraordinary General Meeting representing at least fifty percent (50%) of the issued and outstanding capital of the Company.

Approval of the Legal Demerger Resolution is a condition to closing of the Offer. Approval of this proposal is therefore a necessity for the consummation of the Offer (unless waived by Buyer or DLR).

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE LEGAL DEMERGER RESOLUTION.

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PROPOSAL 3 – SALE RESOLUTIONS

Clarifying note: after consummation of the Offer, the Company may, at the election of Buyer, sell and transfer its entire business to Buyer or one of its affiliates. The non-tendering shareholders will receive a consideration for their interest in the Company as follows: (i) if the Compulsory Acquisition Threshold has been achieved, a consideration determined by the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het Gerechtshof Amsterdam); or (ii) if the Compulsory Acquisition Threshold has not been achieved, a consideration which is equal to the consideration the tendering shareholders will receive for their shares under the Offer, subject however to deductions to satisfy applicable withholding taxes (including Dutch dividend withholding tax).

The information contained in this clarifying note is: (i) for background purposes only; and (ii) does not purport to be full or complete. Reference is made to the Schedule TO for more information on the Offer.

Each of the capitalized terms used in this proposal has the meaning given to it in the Purchase Agreement, unless the context dictates otherwise.

Asset Sale

It is proposed that, subject to (i) to the Acceptance Time having occurred, and (ii) the Post-Offer Reorganization Threshold having been achieved, the Company may enter into an Asset Sale Agreement, pursuant to which the Company will transfer its Business (as defined in Exhibit A to the Purchase Agreement) to Buyer or one of its Affiliates (as defined in Exhibit A to the Purchase Agreement) in exchange for:

(i)

in the event the Compulsory Acquisition Threshold has not been reached, an Exchangeable Note to be issued and delivered by Buyer, which Exchangeable Note shall automatically be split into two (2) Exchangeable Notes, one of which shall be the Related Exchangeable Note and the other of which shall be the Non-Related Exchangeable Note. The Related Exchangeable Note will entitle the holders thereof, i.e. Parent, Buyer or an affiliate of Buyer, (the “Related Exchangeable Noteholders”), to receive a number of shares of Parent Common Stock equal to the product of (A) if the Conversion and Amendment Articles has not been effected, (x) the Offer Consideration and (y) the total number of ordinary shares in the capital of the Company held by a Related Exchangeable Noteholder directly prior to the Related Exchangeable Note coming into existence, or (B) if the Conversion and Amendment Articles has been effected, (x) the Offer Consideration and (y) one-fifth (1/5th) of the total number of ordinary shares in the capital of the Company held by a Related Exchangeable Noteholder directly prior to the Exchangeable Note coming into existence. The Non-Related Exchangeable Note will entitle the holders thereof, other than Parent, Buyer or an affiliate of Buyer, (the “Non-Related Exchangeable Noteholders”), to receive a number of shares of Parent Common Stock equal to the product of (A) if the Conversion and Amendment Articles has not been effected, (x) the Offer Consideration and (y) the total number of ordinary shares in the capital of the Company held by a Non-Related Exchangeable Noteholder directly prior to the Non-Related Exchangeable Note coming into existence, or (B) if the Conversion and Amendment Articles has been effected, (x) the Offer Consideration and (y) one-fifth (1/5th) of the total number of ordinary shares in the capital of the Company held by a Non-Related Exchangeable Noteholder directly prior to the Non-Related Exchangeable Note coming into existence.

As soon as any of the Related Exchangeable Noteholders becomes the holder of the Exchangeable Note, the Related Exchangeable Note shall immediately terminate and any right thereunder shall be extinguished and no longer due.

Immediately following the split of the Exchangeable Note into the two instruments, Buyer shall deposit the Non-Related Exchangeable Note with an exchange agent, which upon receipt by the exchange

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agent will automatically and mandatorily be exchanged into a number of shares of Parent Common Stock equal to the product of (i) if the Conversion and Amendment Articles has not been effected, (x) the Offer Consideration and (y) the total number of ordinary shares in the capital of the Company held by Non-Related Exchangeable Noteholders directly prior to the Non-Related Exchangeable Note coming into existence, or (ii) if the Conversion and Amendment Articles has been effected, (x) the Offer Consideration and (y) one-fifth (1/5th) of the total number of ordinary shares in the capital of the Company held by Non-Related Exchangeable Noteholders; or

(ii)

in the event the Compulsory Acquisition Threshold has been reached, a Buyer Note to be issued and delivered by Buyer for a Principal Amount equal to (A) if the Conversion and Amendment Articles has not been effected, (x) the Offer Consideration multiplied by (y) the total number of ordinary shares in the capital of the Company issued and outstanding immediately prior to Completion (as defined in Exhibit A to the Purchase Agreement), or (B) if the Conversion and Amendment Articles has been effected, (x) the Offer Consideration multiplied by (y) one-fifth (1/5th) of the total number of issued and outstanding Post-Conversion Shares. As soon as any of Parent, Buyer or an affiliate of Buyer, becomes the holder of the Buyer Note, the Buyer Note shall immediately terminate and any right thereunder shall be extinguished and no longer due.

Upon election by Buyer as further provided in the Purchase Agreement, the Company will after Closing has occurred and, if applicable, the Subsequent Offering Period has been completed, enter into the Asset Sale Agreement and effect the Asset Sale.

Upon the Asset Sale having been completed the Company may be put into liquidation as further described in Proposal 4 – Liquidation Resolutions.

Post-Demerger Share Sale

It is proposed that, subject to (i) to the Acceptance Time having occurred, (ii) the Post-Offer Reorganization Threshold having been achieved, and (iii) the Legal Demerger having been effected, the Company enters into an Post-Demerger Share Sale Agreement, pursuant to which the Company will transfer the sole share in the capital of InterXion SplitCo B.V. to Buyer in exchange for:

(i)

in the event the Compulsory Acquisition Threshold has not been reached, an Exchangeable Note to be issued and delivered by Buyer, which Exchangeable Note shall have identical features to the Exchangeable Note under the Asset Sale; or

(ii)

in the event the Compulsory Acquisition Threshold has been reached, a Buyer Note to be issued and delivered by Buyer which Buyer Note shall have identical features to the Buyer Note under the Asset Sale, the “Post-Demerger Share Sale”).

Upon election by Buyer as further provided in the Purchase Agreement, the Company will immediately after the Legal Demerger having become effective, enter into the Post-Demerger Share Sale Agreement and in connection therewith execute a notarial deed of transfer of shares pursuant to which the sole share in the capital of InterXion SplitCo B.V. will be transferred by the Company to Buyer.

Upon the Post-Demerger Share Sale having been completed the Company may be put into liquidation as further described in Proposal 4 – Liquidation Resolutions.

The Company proposes that the Extraordinary General Meeting approves the Sale Resolutions.

The Sale Resolutions require the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting.

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Approval of the Sale Resolutions is a condition to closing of the Offer. Approval of this proposal is therefore a necessity for the consummation of the Offer (unless waived by Buyer or DLR).

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE SALE

RESOLUTIONS.

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PROPOSAL 4 – LIQUIDATION RESOLUTIONS

Clarifying note: after consummation of the Offer and the Asset Sale or Post-Demerger Share Sale contemplated under proposal 3 having been effected, the Company may be liquidated resulting in the non-tendering shareholders receiving a consideration for their interest in the Company as follows: (i) if the Compulsory Acquisition Threshold has been achieved, a consideration determined by the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het Gerechtshof Amsterdam); or (ii) if the Compulsory Acquisition Threshold has not been achieved, a consideration which is equal to the consideration the tendering shareholders will receive for their shares under the Offer, subject however to deductions to satisfy applicable withholding taxes (including Dutch dividend withholding tax).

The information contained in this clarifying note is: (i) for background purposes only; and (ii) does not purport to be full or complete. Reference is made to the Schedule TO for more information on the Offer.

Each of the capitalized terms used in this proposal has the meaning given to it in the Purchase Agreement, unless the context dictates otherwise.

It is proposed that, subject to (i) the Acceptance Time having occurred, (ii) the Post-Offer Reorganization Threshold having been achieved, and (iii) the Asset Sale or the Post-Demerger Share Sale having been completed, to dissolve and subsequently liquidate the Company pursuant to which distributions (which may be advance distributions), in one or more instalments, will be made to holders of shares in the capital of the Company that have not tendered their shares in the Offer (each a “Minority Shareholder”) equal to (i) in the event the Conversion and Amendment Articles has not been effected, each Minority Shareholder receiving for each share then held in the capital of the Company, that number of shares of Parent Common Stock equal to the Offer Consideration (without interest and subject to any applicable withholding taxes (including Dutch dividend withholding tax)), or (ii) in the event the Conversion and Amendment Articles has been effected, each Minority Shareholder receiving for each share then held in the capital of the Company, one fifth (1/5th) of that number of shares of Parent Common Stock equal to the Offer Consideration (without interest and subject to any applicable withholding taxes (including Dutch dividend withholding tax)).

The Company proposes that the Extraordinary General Meeting, subject to the Asset Sale or the Post-Demerger Share Sale having been effected, approves (i) the dissolution of the Company, (ii) the appointment of Stichting Vereffening InterXion (a foundation under Dutch law) as liquidator of the Company and reimbursement of the Liquidator’s reasonable salary and costs, and (iii) the appointment of Intrepid Midco B.V., an affiliate of Buyer, as the custodian of the books and records of the Company in accordance with Section 2:24 of the Dutch Civil Code.

The Liquidation Resolutions require the affirmative vote of at least two-thirds of the votes cast at the Extraordinary General Meeting representing at least fifty percent (50%) of the issued and outstanding capital of the Company.

Approval of the Liquidation Resolutions is a condition to closing of the Offer. Approval of this proposal is therefore a necessity for the consummation of the Offer (unless waived by Buyer or DLR).

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE LIQUIDATION RESOLUTIONS.

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PROPOSAL 5 – DISCHARGE RESOLUTION

Clarifying note: this proposal provides for a full and final discharge to each member of the Board upon consummation of the Offer for their acts of management and supervision up to the date of the Extraordinary General Meeting.

The information contained in this clarifying note is: (i) for background purposes only; and (ii) does not purport to be full or complete. Reference is made to the Schedule TO for more information on the Offer.

Each of the capitalized terms used in this proposal has the meaning given to it in the Purchase Agreement, unless the context dictates otherwise.

It is proposed that, effective upon the Acceptance Time having occurred, each member of the Company’s Board is granted full and final discharge for their acts of management or supervision, as applicable, up to the date of the Extraordinary General Meeting, except for acts as a result of fraud (bedrog), gross negligence (grove schuld) or wilful misconduct (opzet) of such member.

The Company proposes that the Extraordinary General Meeting approves the Discharge Resolution.

The Discharge Resolution requires the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting.

Approval of the Discharge Resolution is not a condition to closing of the Offer.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE DISCHARGE RESOLUTION.

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PROPOSAL 6 – CONVERSION AND AMENDMENT ARTICLES RESOLUTION

Clarifying note: this proposal allows for the conversion of the Company from a Dutch public company (N.V.). to a Dutch private company with limited liability (B.V.) after delisting of the shares in the capital of the Company from the NYSE, including the conversion of (i) each one (1) share, with a nominal value of EUR 0.10 per share, into five (5) shares, with a nominal value of EUR 0.02 per share, and (ii) each one (1) fractional share (onderaandeel), nominal value € 0.02 per fractional share (onderaandeel), into one (1) share with a nominal value of EUR 0.10 per share.

The information contained in this clarifying note is: (i) for background purposes only; and (ii) does not purport to be full or complete. Reference is made to the Schedule TO for more information on the Offer.

Each of the capitalized terms used in this proposal has the meaning given to it in the Purchase Agreement, unless the context dictates otherwise.

It is proposed, subject to the delisting of the Company and the shares in the capital of the Company from the NYSE having occurred in accordance with the Purchase Agreement, at the election of Buyer or Parent, (i) to convert the Company from a public company (naamloze vennootschap) into a private company with limited liability (een besloten vennootschap met beperkte aansprakelijkheid) and in connection therewith to amend the articles of association of the Company in their entirety as set forth in Annex C to this proxy statement, and (ii) to authorize each lawyer, paralegal and (prospective) civil law notary at De Brauw Blackstone Westbroek N.V. in Amsterdam, to execute the deed of conversion and amendment of the articles of association of the Company.

The Company proposes that the Extraordinary General Meeting approves, subject to the delisting of the Company and the shares in the capital of the Company from the NYSE having occurred, the Conversion and Amendment Articles Resolution.

The Conversion and Amendment Articles Resolution requires the affirmative vote of at least two-thirds of the votes cast at the Extraordinary General Meeting representing at least fifty percent (50%) of the issued and outstanding capital of the Company.

Approval of the Conversion and Amendment Articles Resolution is a condition to closing of the Offer. Approval of this proposal is therefore a necessity for the consummation of the Offer (unless waived by Buyer or DLR).

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE

CONVERSION AND AMENDMENT ARTICLES RESOLUTION.

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PROPOSAL 7 – APPOINTMENT RESOLUTIONS

Clarifying note: Upon the Offer Closing, the Company’s Board is proposed to be comprised of seven directors, five of whom have been designated by Parent and Buyer in writing (the ‘‘Buyer Directors’’), four of whom are set forth below in 7(a) up to and including 7(d) , and two of whom will be Rob Ruijter and David Lister, who are independent directors currently serving on the Company’s Board (the ‘‘Independent Directors’’). Parent and Buyer have designated David C. Ruberg to remain as executive director on the Company’s Board as one of the Buyer Directors.

Each of Jean F.H.P. Mandeville, Frank Esser and Mark Heraghty will voluntarily step down as members of the Company’s Board effective upon Closing.

The Independent Directors will, in accordance with Dutch practice, look after the corporate interest of the Company and the interests of all relevant stakeholders of the Company, including the interests of any non-tendering shareholders of the Company. They will resign from the Company’s Board upon the earliest of (i) such time, as Buyer and its Affiliates, in the aggregate, own 100% of the issued and outstanding shares in the Company and (ii) the Second Step Distribution having been made and the Liquidation having been completed.

In case Buyer elects to effect the Legal Merger, the directors described in this proposal will, as a consequence of the Legal Merger, become directors of Intrepid I B.V., in which case the Independent Directors will resign from their respective positions at Intrepid I B.V. upon the earliest of (i) such time, as Buyer and its Affiliates, in the aggregate, own 100% of the issued and outstanding shares in Intrepid I B.V. and (ii) the Second Step Distribution having been made and the Liquidation having been completed.

The information contained in this clarifying note is: (i) for background purposes only; and (ii) does not purport to be full or complete. Reference is made to the Schedule TO for more information on the Offer.

Each of the capitalized terms used in this proposal has the meaning given to it in the Purchase Agreement, unless the context dictates otherwise.

It is proposed to appoint the following nominees as new members to the Board of the Company subject to and effective upon Closing occurring:

a)	Jeff Tapley, as executive director

Jeff Tapley, age 56, joined DLR in 2013 and is currently the EMEA managing director, as well as a Senior Vice President and Head of the Portfolio Management Group. Prior to joining DLR, he spent 18 years within the private equity real estate group at Fidelity Investments, followed by two years with Long Wharf Real Estate Partners. Mr. Tapley is nominated to the Company’s Board because the Company’s Board believes he possesses valuable portfolio, management and industry expertise. Mr. Tapley is not the beneficial owner of any shares of the Company.

b)	Andrew P. Power, as non-executive director

Andrew P. Power, age 40, joined DLR in 2015 and is its Chief Financial Officer. He is responsible for DLR’s financial functions, including financial reporting, capital markets, tax, financial planning and analysis, and asset management, as well as international operations and information technology. Prior to joining DLR, Mr. Power held positions of increasing responsibility at Bank of America Merrill Lynch from 2011 to April 2015, where he most recently served as managing director of Real Estate, Gaming and Lodging Investment Banking, and was responsible for relationships with over 40 public and private companies. Mr. Power has served as a member of the board of directors and a member of

14

the audit and compensation committees of Americold Realty Trust (NYSE) since January 2018. Mr. Power is nominated to the Company’s Board because the Company’s Board believes he possesses valuable financial and industry expertise. Mr. Power is not the beneficial owner of any shares of the Company.

c)	Gregory S. Wright, as non-executive director

Gregory S. Wright, age 55, joined DLR in 2019 and is its Chief Investment Officer, with responsibility for spearheading DLR’s investment and other capital allocation activities. Prior to joining DLR, Mr. Wright was Co-Head of Americas Real Estate and Managing Director of the Real Estate, Gaming & Lodging Group at Bank of America Merrill Lynch, where he provided strategic and financial advice to clients across a broad spectrum of real estate, infrastructure and related sectors. Mr. Wright is nominated to the Company’s Board because the Company’s Board believes he possesses valuable financial, investment and industry expertise. Mr. Wright is not the beneficial owner of any shares of the Company.

d)	Joshua A. Mills, as non-executive director

Joshua A. Mills, age 48, joined DLR in 2005 and is its Executive Vice President, General Counsel and Secretary, with responsibility for overseeing all legal matters for DLR. Prior to joining DLR, Mr. Mills was a corporate attorney with Latham & Watkins LLP where his practice included mergers and acquisitions, corporate finance and venture capital financing transactions as well as general company representation. Mr. Mills is nominated to the Company’s Board because the Company’s Board believes he possesses valuable corporate, legal and industry expertise. Mr. Mills is not the beneficial owner of any shares of the Company.

Each of the Appointment Resolutions requires the affirmative vote of a majority of the votes cast at the Extraordinary General Meeting.

Approval of each of the Appointment Resolutions is a condition to closing of the Offer. Approval of each of these proposals is therefore a necessity for the consummation of the Offer (unless waived by Buyer or DLR).

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE

APPOINTMENT RESOLUTIONS.

DIRECTOR INDEPENDENCE

NYSE rules and regulations require listed companies to have a Board with a majority of independent directors. The Company’s Board currently consists of six directors.

Under the NYSE listing standards, no director qualifies as independent unless the Board of the Company affirmatively determines that the director has no material relationship with the Company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company, which would impair such director’s independence. In making its determination regarding director independence, the Board applies independence standards that conform to the independence requirements of the NYSE. The Board considers all relevant facts and circumstances in making its independence determination.

The Board has determined that each of Jean F.H.P. Mandeville, Frank Esser, Mark Heraghty, David Lister and Rob Ruijter has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is “independent” under NYSE listing standards. The remaining director, David C. Ruberg, is considered to be non-independent.

15

SOLICITATION OF PROXIES

The Company is paying the costs for the solicitation of proxies, including the cost of preparing and mailing this Proxy Statement. Proxies are being solicited primarily by mail, but in addition, the solicitation by mail may be followed by solicitation in person, or by telephone or facsimile, by regular employees of the Company without additional compensation. The Company will reimburse brokers, banks and other custodians and nominees for their reasonable out-of-pocket expenses incurred in sending proxy materials to the Company’s shareholders.

The Company has retained Innisfree M&A Incorporated (“Innisfree”) as its proxy solicitor to assist it in connection with the Extraordinary General Meeting. For assistance in voting your proxy or questions about the Extraordinary General Meeting, please contact Innisfree at:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

16

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfils these requirements by filing or furnishing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov.

By Order of the Board of Directors

By:	/s/ David C. Ruberg
Name: David C. Ruberg
Title: Chief Executive Officer

31 January 2020

A copy of the Schedule TO, Schedule 14D-9 and DLR Exchange Offer Prospectus (as each may be amended) is available without charge upon written request to: Investor Relations, InterXion Holding N.V., Scorpius 30, 2132 LR Hoofddorp, The Netherlands.

17

ANNEX A

VOORSTEL TOT FUSIE INTERXION HOLDING N.V., INTREPID II B.V EN INTREPID I B.V. DATUM: 23 JANUARI 2020	MERGER PROPOSAL INTERXION HOLDING N.V., INTREPID II B.V AND INTREPID I B.V. DATE: JANUARY 23, 2020

De ondergetekenden:	The undersigned:

1.	1.

(a) David Charles Ruberg;	(a) David Charles Ruberg;

(b) Jean Francois Henri Pierre Mandeville;	(b) Jean Francois Henri Pierre Mandeville;

(c) Mark Stephen Heraghty;	(c) Mark Stephen Heraghty;

(d) Frank Eberhard Esser;	(d) Frank Eberhard Esser;

(e) Robert Arnold Ruijter; en	(e) Robert Arnold Ruijter; and

(f) David William Lister,	(f) David William Lister,

tezamen vormend het voltallig bestuur van InterXion Holding N.V., een naamloze vennootschap, statutair gevestigd in Amsterdam, met adres Scorpius 30, 2132 LR Hoofddorp, met Handelsregisternummer 33301892 (de “Vennootschap”);

together constituting the entire board of InterXion Holding N.V., a public limited liability company, having its corporate seat in Amsterdam, the Netherlands, address at Scorpius 30, 2132 LR Hoofddorp, the Netherlands, with Trade Register number 33301892 (the “Company”);

2. Jeannie Lee,	2. Jeannie Lee,

vormend het voltallig bestuur van Intrepid II B.V., een besloten vennootschap met beperkte aansprakelijkheid, statutair gevestigd in Amsterdam, met adres Paul van Vlissingenstraat 16, 1096 BK Amsterdam, met Handelsregisternummer 76490866 (“Intrepid II”),

constituting the entire board of Intrepid II B.V., a private limited liability company, having its corporate seat in Amsterdam, the Netherlands, address at Paul van Vlissingenstraat 16, 1096 BK Amsterdam, the Netherlands, with Trade Register number 76490866 (“Intrepid II”),

en	and

3. Jeannie Lee,	3. Jeannie Lee,

vormend het voltallig bestuur van Intrepid I B.V., een besloten vennootschap met beperkte aansprakelijkheid, statutair gevestigd in Amsterdam, met adres Paul van Vlissingenstraat 16, 1096 BK Amsterdam, met Handelsregisternummer 76488586 (“Intrepid I”);

constituting the entire board of Intrepid I B.V., a private limited liability company, having its corporate seat in Amsterdam, the Netherlands, address at Paul van Vlissingenstraat 16, 1096 BK Amsterdam, the Netherlands, with Trade Register number 76488586 (“Intrepid I”);

(de Vennootschap, Intrepid II en Intrepid I tezamen, de “Fuserende Vennootschappen”),	(the Company, Intrepid II and Intrepid I together, the “Merging Companies”),

nemen in aanmerking:	whereas:

(A)  In verband met het door Digital Intrepid Holding B.V. (voorheen genoemd: DN 39J 7A B.V.) (“Koper”) en de Vennootschap aangekondigde openbare bod op alle uitstaande aandelen in het aandelenkapitaal van de Vennootschap op 29 oktober 2019, zijn Koper, de Vennootschap en Digital Realty Trust, Inc. (“Moedermaatschappij”) een koopovereenkomst aangegaan op 29 oktober 2019 (de “Koopovereenkomst”).

(A)  In relation to the public offer for all outstanding shares in the share capital of the Company as announced by Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.) (“Buyer”) and the Company on October 29, 2019, Buyer, the Company and Digital Realty Trust, Inc. (“Parent”) entered into a purchase agreement on October 29, 2019 (the “Purchase Agreement”).

(B)  Intrepid I en Intrepid II zijn opgericht met het oog op een juridische driehoeksfusie, en bepaalde vervolgacties in verband met het openbare bod in overeenstemming met de Koopovereenkomst en zoals verder beschreven in de “Schedule TO”, gepubliceerd op of omstreeks de datum van dit fusievoorstel (de “Schedule TO”). Intrepid I is een honderd procent dochtermaatschappij van Koper, Intrepid II is een honderd procent dochtermaatschappij van Intrepid Midco B.V., een besloten vennootschap met beperkte aansprakelijkheid, statutair gevestigd in Amsterdam, met adres Paul van Vlissingenstraat 16, 1096 BK Amsterdam, met handelsregisternummer 77016955 (“Midco”), en Midco is een honderd procent dochtermaatschappij van Intrepid I.

(B)  Intrepid I and Intrepid II have been incorporated for the purpose of a triangular legal merger (juridische driehoeksfusie), and certain following actions, in relation to the public offer in accordance with the Purchase Agreement and as further described in the “Schedule TO”, published on or about the date hereof (the “Schedule TO”). Intrepid I is a wholly owned subsidiary of Buyer, Intrepid II is a wholly owned subsidiary of Intrepid Midco B.V., a private limited liability company, having its corporate seat in Amsterdam, the Netherlands, address at Paul van Vlissingenstraat 16, 1096 BK Amsterdam, the Netherlands, with Trade Register number 77016955 (“Midco”), and Midco is a wholly owned subsidiary of Intrepid I.

(C)  De Fuserende Vennootschappen zijn voornemens een juridische driehoeksfusie aan te gaan in overeenstemming met titel 2.7 van het Burgerlijk Wetboek (“BW”) waardoor (i) Intrepid II alle activa en passiva van de Vennootschap onder algemene titel verwerft en de Vennootschap ophoudt te bestaan, (ii) Intrepid I aandelen in haar aandelenkapitaal zal toekennen aan de aandeelhouders van de Vennootschap (die dan Koper of de door hem aangewezen persoon zal omvatten) in de verhouding van één (1) aandeel in de Vennootschap staat tot vijf (5) Intrepid I aandelen en (iii) de notering van de Vennootschap aan de New York Stock Exchange zal, als gevolg van het ophouden te bestaan, worden beëindigd (de “Juridische Fusie”).

(C)  The Merging Companies intend to enter into a legal triangular merger in accordance with title 2.7 of the Dutch Civil Code (“DCC”) as a result of which (i) Intrepid II shall acquire all the assets and liabilities of the Company by universal succession of title (algemene titel) and the Company shall cease to exist, (ii) Intrepid I shall allot (toekennen) shares in its share capital to the shareholders of the Company (which will then include Buyer or its designee) in the proportion of one (1) Company share to five (5) Intrepid I shares and (iii) the Company will, as a consequence of it ceasing to exist, be delisted from the New York Stock Exchange (the “Legal Merger”).

(D)  Voordat de Juridische Fusie van kracht wordt, zullen Koper en Intrepid I een inkoopovereenkomst zijn aangegaan (de “Inkoopovereenkomst”). Op grond van de Inkoopovereenkomst zal Koper verkopen en leveren en zal Intrepid I terugkopen en de levering accepteren, onder voorbehoud van het van kracht worden van de Juridische Fusie, het enige uitstaande gewone aandeel in het aandelenkapitaal van Intrepid I, dat momenteel gehouden wordt door Koper, tegen een vergoeding gelijk aan de nominale waarde van dat aandeel.

(D)  Prior to the Legal Merger becoming effective, Buyer and Intrepid I will have executed a repurchase agreement (the “Repurchase Agreement”). Pursuant to the Repurchase Agreement, Buyer shall sell and transfer, and Intrepid I shall repurchase and accept the transfer of, subject to the Legal Merger becoming effective, the sole outstanding ordinary share in the share capital of Intrepid I, currently held by Buyer, for a consideration equal to the par value of such share.

(E)  Na het van kracht worden van de Juridische Fusie zal Intrepid I uitvoering geven aan een overeenkomst tot verkoop van aandelen in overeenstemming met de voorwaarden van de Koopovereenkomst (de “Post—Merger Share Sale Agreement”), op grond waarvan Intrepid I het enige gewone aandeel in het aandelenkapitaal van Midco, vormend het gehele geplaatste aandelenkapitaal van Midco, zal verkopen en overdragen aan Koper, of een aangewezen partij zoals bepaald in overeenstemming met de Koopovereenkomst, tegen de vergoeding zoals beschreven in de Post-Merger Share Sale Agreement.

(E)  Upon the Legal Merger becoming effective, in accordance with the terms of the Purchase Agreement, Intrepid I will execute a share sale agreement (the “Post-Merger Share Sale Agreement”), pursuant to which Intrepid I shall sell and transfer the sole ordinary share in the share capital of Midco, constituting the entire issued share capital of Midco, to Buyer, or such assignee as determined in accordance with the Purchase Agreement, for such consideration as described in the Post-Merger Share Sale Agreement.

(F)  De Juridische Fusie maakt onderdeel uit van de “Post Offer Reorganization” zoals verder beschreven in de Koopovereenkomst, wat in elk geval, zoals bepaald in de Koopovereenkomst, erin kan resulteren dat:

(F) The Legal Merger is part of the “Post- Offer Reorganization” as further described in the Purchase Agreement, which may result, in each case as contemplated by the Purchase Agreement, in:

(a) Intrepid I kan worden ontbonden en een liquidatie-uitkering kan doen van de opbrengst zoals beschreven in de Post-Merger Share Sale Agreement, waarna Intrepid I wordt vereffend; of	(a) Intrepid I being dissolved and making a liquidation distribution of the proceeds described in the Post-Merger Share Sale Agreement, following which Intrepid I will be liquidated; or

(b) de Nederlandse wettelijke uitkoopprocedure ten aanzien van Intrepid I kan worden ingesteld.	(b) Dutch statutory squeeze out proceedings being initiated in respect of Intrepid I.

(G)  De algemene vergadering van Intrepid I zal op het moment van effectuering van de Juridische Fusie hebben besloten tot goedkeuring van de Post-Merger Share Sale Agreement, de liquidatie-uitkering en de ontbinding.

(G) The general meeting of Intrepid I will at the moment of effectuation of the Legal Merger have approved the Post-Merger Share Sale Agreement, the liquidation distribution and the dissolution.

(H) Geen van de Fuserende Vennootschappen kent een raad van commissarissen.	(H) None of the Merging Companies has a supervisory board.

(I) Geen van de Fuserende Vennootschappen is ontbonden, verkeert in staat van faillissement of heeft surséance van betaling aangevraagd.	(I) None of the Merging Companies has been dissolved, has been declared in a state of bankruptcy or has applied for a suspension of payments.

(J)   Op alle geplaatste aandelen in het aandelenkapitaal van de Vennootschap is het nominaal bedrag gestort en voor gemelde aandelen zijn geen certificaten van aandelen uitgegeven met medewerking van de Vennootschap.

(J)   The par value of all issued shares in the share capital of the Company has been fully paid up and no depositary receipts for shares have been issued with the cooperation of the Company with respect to the issued shares.

en doen hierbij het volgende	and hereby put forward the following

VOORSTEL TOT FUSIE:	MERGER PROPOSAL:

1.  Intrepid II zal met de Vennootschap fuseren in de zin van titel 2.7 BW, waarbij Intrepid II het gehele vermogen van de Vennootschap onder algemene titel verkrijgt en waardoor de Vennootschap ophoudt te bestaan en de indirect enig aandeelhouder van Intrepid II, Intrepid I, aandelen in diens aandelenkapitaal zal toekennen aan de aandeelhouders van de Vennootschap.

1.  Intrepid II shall merge with the Company in accordance with title 2.7 DCC, whereby Intrepid II shall acquire all assets and liabilities of the Company by universal succession of title (algemene titel) and pursuant to which the Company shall cease to exist and the indirect sole shareholder of Intrepid II, Intrepid I, shall allot (toekennen) shares in its share capital to the shareholders of the Company.

2.  Het wordt niet verwacht dat de aandelen in het aandelenkapitaal van Intrepid I zullen worden toegelaten tot de handel op de New York Stock Exchange of enige andere effectenbeurs. Houders van geregistreerde aandelen in het aandelenkapitaal van Intrepid I kunnen hun aandelen in het aandelenkapitaal van Intrepid I slechts overdragen in overeenstemming met de Nederlandse wet en met inachtneming van de statuten van Intrepid I, op grond van een Nederlandse notariële akte.

2.  It is not anticipated that the shares in the share capital of Intrepid I shall be admitted for trading on the New York Stock Exchange or any other stock exchange. Holders of record of shares in the share capital of Intrepid I shall only be able to transfer their respective shares in the share capital of Intrepid I in accordance with Dutch law and subject to Intrepid I’s articles of association, pursuant to a Dutch notarial deed.

3.  De statuten van Intrepid I luiden thans als aangegeven in de aan dit voorstel gehechte Bijlage A. De statuten van Intrepid I zullen ter gelegenheid van de fusie worden gewijzigd conform de tekst opgenomen in de aan dit voorstel gehechte Bijlage B.

3.  The articles of association of Intrepid I now read as indicated in Schedule A, attached to this proposal. The articles of association of Intrepid I will be amended on the occasion of the Legal Merger and will read as indicated in Schedule B.

De hierboven gemelde bijlagen maken een integraal onderdeel uit van dit fusievoorstel.	The schedules mentioned above form an integrated part of this merger proposal.

4.  Voor zover er op het tijdstip van het van kracht worden van de Juridische Fusie (rechts)personen zijn die ten opzichte van de Vennootschap bijzondere rechten hebben, anders dan als aandeelhouder als bedoeld in artikel 2:320 juncto artikel 2:312 lid 2 sub c BW, zullen deze (rechts)personen per de datum van het van kracht worden van de Juridische Fusie een gelijkwaardig recht in Intrepid I of een gelijkwaardige vergoeding in de zin van de hiervoor genoemde wettelijke bepalingen verkrijgen.

4.  To the extent that, at the time of realization of the Legal Merger, there are (legal) persons who have special rights vis-à-vis the Company, other than those in the capacity of shareholders, within the meaning of section 2:320 in conjunction with section 2:312 subsection 2 sub c DCC, these (legal) persons will acquire an equivalent right in Intrepid I or compensation as of the effective date of the Legal Merger, within the meaning of the statutory provisions mentioned above.

5. Er zal in verband met de Juridische Fusie geen enkel voordeel worden toegekend aan de bestuurders van de Fuserende Vennootschappen of aan enige bij de voorgenomen Juridische Fusie betrokken derde.	5. In connection with the Legal Merger, no benefits will be granted to directors of the Merging Companies; nor will these be granted to any third party involved in the Legal Merger.

6.  Het voornemen bestaat om het bestuur van Intrepid I ter gelegenheid van de Juridische Fusie dezelfde samenstelling te laten hebben als de samenstelling van het bestuur van de Vennootschap direct voor het effectueren van de Juridische Fusie.

6.  The intended composition of the board of Intrepid I at the occasion of the Legal Merger is the same as the board composition of the Company immediately prior to the effectuation of the Legal Merger.

Het voornemen bestaat om ter gelegenheid van de Juridische Fusie geen wijzigingen aan te brengen in de samenstelling van het bestuur van Intrepid II.	No changes are intended in the composition of the board of Intrepid II at the occasion of the Legal Merger.

7.  Enige en alle overeenkomsten, met inbegrip van financiële en niet-financiële overeenkomsten tussen Koper en de Vennootschap zullen, wanneer de Juridische Fusie van kracht is geworden, volledig van kracht blijven tussen Koper en Intrepid II.

7.  Any and all agreements, including any financial and non-financial arrangements, between Buyer and the Company will, upon the Legal Merger having become effective, continue to be in full force and effect between Buyer and Intrepid II.

8.  De financiële gegevens en transacties betreffende de activa en passiva van de Vennootschap die op Intrepid II onder algemene titel overgaan zullen in de jaarrekening van Intrepid II worden verantwoord met ingang van de datum waarop de Juridische Fusie van kracht wordt.

8.  The financial information and transactions relating to the assets and liabilities of the Company that will pass to Intrepid II by universal succession of title (algemene titel) will be accounted for in the financial statements of Intrepid II as per the date the Legal Merger becomes effective.

9. In verband met de overgang van het aandeelhouderschap van de Vennootschap zullen de aandeelhouders van de Vennootschap worden ingeschreven in het aandeelhoudersregister van Intrepid I.

9.  In connection with the transition of the shareholdings in the Company, the holders of registered shares in the share capital of the Company will be recorded in the shareholders’ register of Intrepid I.

10. Het voornemen bestaat de werkzaamheden van de Vennootschap door Intrepid II op dezelfde wijze te laten voortzetten.	10. It is the intention that the activities of the Company will be continued by Intrepid II in the same manner.

11.  Op grond van de statuten van de Vennootschap, moet het besluit tot fusie worden genomen door de algemene vergadering, op voorstel van het bestuur van de Vennootschap. Een besluit tot fusie vereist een twee/derde meerderheid van de uitgebrachte stemmen in een algemene vergadering, vertegenwoordigend ten minste de helft van het geplaatste aandelenkapitaal.

11.  According to the articles of association of the Company, the resolution to merge needs to be adopted by the general meeting, upon the proposal thereto by the Company’s board. A resolution to merge requires a two-thirds majority of the votes cast in a general meeting, representing at least half of the issued share capital.

In de statuten van de Fuserende Vennootschappen zijn geen bepalingen opgenomen omtrent goedkeuring van het besluit tot fusie.	The articles of association of the Merging Companies do not contain any provisions in respect of the approval of the resolution to merge.

12.  De Juridische Fusie heeft geen invloed op de grootte van de goodwill in de balans van Intrepid I of Intrepid II, anders dan dat de goodwill van de Vennootschap overgaat op Intrepid II. Ten gevolge van de Juridische Fusie zullen de vrij uitkeerbare reserves van Intrepid II toenemen met een bedrag gelijk aan het netto vermogen van de Vennootschap ten tijde van het effectief worden van de Juridische Fusie, verminderd met enige wettelijke reserves die onder Nederlands recht moeten worden aangehouden. Ten gevolge van de Juridische Fusie zullen de vrij uitkeerbare reserves van Intrepid I toenemen met een bedrag gelijk aan de toename van de balanspost “investeringen in dochtervennootschappen” verminderd met (i) enige wettelijke reserves die onder Nederlands recht moeten worden aangehouden en (ii) de totale nominale waarde van de aandelen in het kapitaal van Intrepid I die ter gelegenheid van de Juridische Fusie worden toegekend.

12.  The Legal Merger has no impact on the amount of goodwill in the balance sheet of Intrepid I or Intrepid II, other than that the goodwill of the Company will transfer to Intrepid II. As a result of the Legal Merger, Intrepid II’s distributable reserves shall increase with an amount equal to the net asset value of the Company at the effective time of the Legal Merger, less any legal reserves that must be kept by Intrepid II pursuant to Dutch law. As a result of the Legal Merger, Intrepid I’s distributable reserves shall increase with an amount equal to the increase in the balance sheet item “investment in subsidiaries”, less (i) any legal reserves that must be kept by Intrepid I pursuant to Dutch law and (ii) the aggregate par value of the shares in the capital of Intrepid I to be allotted pursuant to the Legal Merger

13.  De ruilverhouding van de aandelen is als volgt: (i) voor één (1) gewoon aandeel, met een nominale waarde van tien eurocent (EUR 0,10) elk, in het aandelenkapitaal van de Vennootschap, worden vijf (5) aandelen, met een nominale van twee eurocent (EUR 0,02) elk, in het aandelenkapitaal van Intrepid I toegekend en (ii) voor één (1) onderaandeel, met een nominale waarde van twee eurocent (EUR 0,02) elk, in het aandelenkapitaal van de Vennootschap, wordt één (1) aandeel met een nominale waarde van twee eurocent (EUR 0,02) elk, in het aandelenkapitaal van Intrepid I toegekend.

13.  The share exchange ratio is as follows: (i) for one (1) ordinary share, with a par value of ten eurocent (EUR 0.10) each, in the share capital of the Company, five (5) shares, with a par value of two eurocent (EUR 0.02) each, in the share capital of Intrepid I shall be allotted and (ii) for one (1) fractional share (onderaandeel), with a par value of two eurocent (EUR 0.02) each, in the share capital of the Company, one (1) share, with a par value of two eurocent (EUR 0.02) each, in the share capital of Intrepid I shall be allotted.

14.  Op verzoek van elk van de besturen van de Fuserende Vennootschappen, is Mazars N.V. verzocht een verklaring op te stellen met betrekking tot de redelijkheid van de ruilverhouding overeenkomstig artikel 2:328 lid 1 BW. Deze verklaring wordt gedeponeerd bij het Nederlandse handelsregister zoals vereist op grond van het Nederlandse recht, en ligt tevens, zoals vereist volgens het Nederlandse recht, ter inzage ten kantore van de Fuserende Vennootschappen samen met de accountantsverslag als bedoeld in artikel 2:328 lid 2 BW voor de personen die daartoe op grond van het Nederlandse recht bevoegd zijn.

14.  At the request of each of the boards of the Merging Companies, Mazars N.V. has been requested to prepare a statement in relation to the fairness of the exchange ratio in accordance with section 2:328 subsection 1 DCC. This statement will be filed with the Dutch Trade Register as required under Dutch law, and will also, as required under Dutch law, be made available for inspection at the offices of the Merging Companies together with the auditor’s report as referred to in section 2:328 subsection 2 DCC for the persons that Dutch law enables so to do.

15.  De aandeelhouders van de Vennootschap zijn gerechtigd om te delen in de winst van Intrepid I met ingang van de dag dat de Juridische Fusie van kracht wordt en voor zover een uitkering wordt gedaan door Intrepid I.

15.  The shareholders of the Company shall be fully entitled to share in the profits of Intrepid I, commencing on the day the Legal Merger becomes effective and to the extent a distribution is made by Intrepid I.

16.  Indien en voor zover op gewone aandelen in het aandelenkapitaal van de Vennootschap onmiddellijk voor effectuering van de Juridische Fusie pandrechten of rechten van vruchtgebruik zijn gevestigd, gaan die rechten van rechtswege over op de krachtens de Juridische Fusie toegekende aandelen van Intrepid I in ruil voor die aandelen in het aandelenkapitaal van de Vennootschap in de zin van de onder 13 beschreven ruilverhouding.

16.  If and to the extent that any rights of pledge or usufruct vest on ordinary shares in the share capital of the Company immediately before the effectuation of the Legal Merger, those rights shall pass by operation of law to the shares in Intrepid I allotted pursuant to the Legal Merger in exchange for those shares in the share capital of the Company pursuant to the exchange ratio described under 13.

17. Ter gelegenheid van de Juridische Fusie zullen geen aandelen in het aandelenkapitaal van Intrepid I worden ingetrokken met toepassing van artikel 2:325 lid 3 jo. 2:333 sub 3 BW.	17. On the occasion of the Legal Merger, no shares in the share capital of Intrepid I will be cancelled pursuant to section 2:325 subsection 3 in conjunction with section 2:333 subsection 3 DCC.

18. Tot de geplaatste aandelen in het aandelenkapitaal van de Fuserende Vennootschappen behoren geen stemrechtloze aandelen en geen winstrechtloze aandelen, en daarom:	18. None of the Merging Companies has shares without voting rights or shares without profit rights, and therefore:

(a) heeft de Juridische Fusie geen gevolgen voor de stemrechten of winstrechten van dergelijke aandeelhouders;	(a) the Legal Merger does not have any consequences with respect to voting rights or profit rights for such shareholders;

(b) wordt de hoogte van een schadeloosstelling voor een aandeel niet vastgesteld; en	(b) an amount of damages for a share will not be determined; and

(c) wordt het totaal bedrag waarvoor ten hoogste schadeloosstelling kan worden verzocht, niet vastgesteld.	(c) the total amount in the maximum of which damages can be requested will not be determined.

19. Op of omstreeks de datum waarop de Juridische Fusie van kracht wordt, zullen Koper en Intrepid I de Post-Merger Share Sale Agreement aangaan.	19. On or about the date the Legal Merger becomes effective, Buyer and Intrepid I will execute the Post-Merger Share Sale Agreement.

20. Indien er een verschil in tekstuitleg ontstaat vanwege de vertaling, dan zal de Nederlandse tekst beslissend zijn.	20. If differences may occur in the explanation of the text due to the translation and if they do, the Dutch text will be decisive.

Handtekeningenpagina volgt	Signature page follows

Dit voorstel tot fusie is getekend op de datum zoals hierboven omschreven door: / This merger proposal was executed on the date mentioned at the beginning of this document by:

InterXion Holding N.V.

the undersigned, acting in their capacity as the directors of InterXion Holding N.V.

/s/ D.C. Ruberg		/s/ J.F.H.P. Mandeville
Name:	D.C. Ruberg	Name:	J.F.H.P. Mandeville
Title:	Executive director (CEO)	Title:	Non-executive director

/s/ M.S. Heraghty		/s/ F.E. Esser
Name:	M.S. Heraghty	Name:	F.E. Esser
Title:	Non-executive director	Title:	Non-executive director

/s/ R.A. Ruijter		/s/ D.W. Lister
Name:	R.A. Ruijter	Name:	D.W. Lister
Title:	Non-executive director	Title:	Non-Executive director

Signature page merger proposal of the legal merger between

InterXion Holding N.V., Intrepid II B.V. and Intrepid I B.V.

Intrepid II B.V.

the undersigned, acting in its capacity as the sole director of Intrepid II B.V.

/s/ J. Lee
By:	J. Lee
Title:	director

Signature page merger proposal of the legal merger between

InterXion Holding N.V., Intrepid II B.V. and Intrepid I B.V.

Intrepid I B.V.

the undersigned, acting in its capacity as the sole director of Intrepid I B.V.

/s/ J. Lee
By:	J. Lee
Title:	director

Signature page merger proposal of the legal merger between

InterXion Holding N.V., Intrepid II B.V. and Intrepid I B.V.

Bijlage A	Schedule A
huidige statuten Intrepid I	current articles of association Intrepid I

ANNEX A – Schedule A

UNOFFICIAL TRANSLATION

DEED OF INCORPORATION

INTREPID I B.V.

On the twenty-fifth day of November two thousand and nineteen appeared before me, Corstiaan Anne Voogt, civil law notary in Amsterdam:

Sanne Geertje Veenstra, candidate civil law notary, working at the offices of De Brauw Blackstone Westbroek N.V., with seat in Amsterdam, at Claude Debussylaan 80, 1082 MD Amsterdam, born in Leeuwarden on the thirteenth day of December nineteen hundred and ninety-two.

This individual is acting pursuant to a written power of attorney from DN 39J 7A B.V., a private limited liability company, with seat in Amsterdam, the Netherlands, address at Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands and Trade Register number 71560114 (the “Incorporator”).

The person appearing declares that the Incorporator incorporates a private limited liability company, which will be governed by the following

ARTICLES OF ASSOCIATION:

1	DEFINITIONS

In these articles of association:

“BW” means the Dutch Civil Code;

“Company” means Intrepid I B.V.;

“General Meeting” means the corporate body that consists of all Persons Entitled to Vote, or the meeting in which Persons Entitled to Attend General Meetings assemble;

“Meeting Rights” means the right to attend and speak at the General Meeting, either in person or by a proxy authorised in writing;

“Persons Entitled to Attend General Meetings” means shareholders, holders of a right of pledge with Meeting Rights and holders of a right of usufruct with Meeting Rights;

“Persons Entitled to Vote” means shareholders with voting rights at the General Meeting, holders of a right of pledge with voting rights at the General Meeting and holders of a right of usufruct with voting rights at the General Meeting; and

“Transferor” a shareholder who wants to transfer his shares.

2	NAME, SEAT AND OBJECTS

2.1	Name and seat

2.1.1	The name of the Company is: Intrepid I B.V.

2.1.2	The Company’s seat is in Amsterdam, the Netherlands.

2.2	Objects

The objects of the Company are:

(a)	to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies;

(b)	to finance businesses and companies;

(c)

to borrow, to lend and to raise funds, including through the issue of bonds, debt instruments or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

(d)	to render advice and services to businesses and companies with which the Company forms a group and to third parties;

(e)	to grant guarantees, to bind the Company and to pledge its assets for obligations of businesses and companies with which it forms a group and on behalf of third parties;

(f)

and to perform any and all activities of an industrial, financial or commercial nature, and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

3	CAPITAL AND ISSUE OF SHARES

3.1	Capital and shares

3.1.1	The share capital of the Company consists of one or more shares with a nominal value of two eurocent (EUR 0.02) each.

3.1.2	Shares are in registered form and are numbered from 1 onwards.

3.1.3	No share certificates are issued.

3.2	Issue of shares

3.2.1	The General Meeting resolves on the issue of shares and determines the issue price, as well as the other terms and conditions of the issue.

3.2.2	Shares may not be issued at an issue price below the nominal value of the shares.

3.2.3	Shares are issued by notarial deed.

3.3	Pre-emptive rights

A shareholder has no pre-emptive rights if shares are issued or rights to subscribe for shares are granted.

4	OWN SHARES

4.1	Acquisition and disposal of own shares

4.1.1	The management board resolves on the acquisition by the Company of fully paid-up shares. Repurchase by the Company of not fully paid shares is void.

4.1.2	Article 3.2.1 equally applies if the Company disposes of own shares.

5	SHAREHOLDERS REGISTER, NOTICES OF MEETINGS AND NOTIFICATIONS

5.1	Shareholders register

5.1.1	The management board shall keep a shareholders register as referred to in article 2:194 BW.

5.1.2	The management board shall make the shareholders register available at the Company’s office for inspection by the Persons Entitled to Attend General Meetings.

5.2	Notices of meetings and notifications

5.2.1

Notices of meetings and notifications to Persons Entitled to Attend General Meetings must be given in writing to the addresses stated in the shareholders register. If a Person Entitled to Attend General Meetings consents, notices of meetings and notifications may be given to that person by e-mail.

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5.2.2	Notifications to the management board must be given in writing to the Company’s address, or by e-mail to the address provided for this purpose.

6	DEPOSITARY RECEIPTS FOR SHARES AND LIMITED RIGHTS TO SHARES

6.1	Depositary receipts for shares

Meeting Rights may not be attached to depositary receipts for shares.

6.2	Right of pledge

6.2.1	A right of pledge may be established on shares.

6.2.2	The voting rights attached to shares may be granted to holders of a right of pledge.

6.2.3	Only holders of a right of pledge with voting rights have Meeting Rights. Shareholders without voting rights as a result of a right of pledge do have Meeting Rights.

7	TRANSFER OF SHARES AND SHARE TRANSFER RESTRICTIONS

7.1	Transfer of shares

Shares must be transferred by notarial deed.

7.2	Share transfer restrictions

A Transferor may transfer his shares after the management board has given its approval. This does not apply to the Company wanting to transfer shares.

7.3	Procedure

7.3.1	A Transferor requests approval for the transfer by notifying the management board. In this notification, the Transferor shall indicate:

(a)	the number of shares he wants to transfer; and

(b)	the persons who he wants to transfer those shares to.

7.3.2

The management board shall decide whether to grant its approval within forty-two days of receiving the notification referred to in article 7.3.1. If the management board does not come to a decision within that period, its approval will be deemed to have been granted.

7.3.3

If the management board refuses to grant its approval, it shall simultaneously designate one or more prospective purchasers who are willing to purchase the shares for cash. The price is determined in accordance with article 7.4.1. If the management board does not designate any prospective purchasers, its approval will be deemed to have been granted. The Company may only be a prospective purchaser if the Transferor agrees to this.

7.3.4	The Transferor may transfer the shares within ninety days after the approval has been granted or is deemed to have been granted.

7.4	Determining the price

7.4.1

The Transferor and each designated prospective purchaser shall consult each other to determine the price of the shares. If they fail to reach agreement, the price will be determined by an independent expert. The management board and the Transferor together designate the expert. If they fail to reach agreement on this, the expert will be designated by the chairman of the Royal Dutch Association of Civil-law Notaries (KNB).

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7.4.2	After the expert has notified the Transferor of the price, the Transferor has thirty days to decide whether to transfer his shares to the prospective purchasers.

7.4.3	The costs of determining the price are paid by the Transferor.

7.5	Default

7.5.1

Each party may demand the transfer of the shares for cash immediately after the price has been determined in consultation or after the expiry of the period referred to in article 7.4.2, provided that neither the Transferor nor the prospective purchaser has withdrawn.

7.5.2

If there is only one prospective purchaser and that prospective purchaser has defaulted on payment, the Transferor may, within ninety days, transfer all the shares to the persons he has indicated as referred to in article 7.3.1(b).

7.5.3

If there are multiple prospective purchasers and one of them has defaulted on payment, the Transferor shall notify all the prospective purchasers of that fact within seven days. The prospective purchasers who have not defaulted on payment will then have fourteen days to notify the Transferor whether they want to purchase the shares that had been allocated to the defaulting prospective purchaser. In doing so they shall indicate the maximum number of additional shares they would like to purchase. If all the shares that had been allocated to the defaulting prospective purchaser can be sold to the other prospective purchasers, a purchase agreement will be concluded that is binding on the Transferor and the prospective purchasers. If no purchase agreement is concluded in this way for all these shares, any other purchase agreements will be deemed to have been terminated and the Transferor may, within ninety days, transfer all the shares to the persons he has indicated as referred to in article 7.3.1(b).

7.5.4

If the Transferor defaults on the transfer of the shares, the Company is irrevocably authorised to transfer the shares. It shall do so within ten days of receiving such a request from a prospective purchaser.

8	MANAGEMENT

8.1	Appointment, suspension, dismissal, inability to act and vacancy

8.1.1	The Company is managed by the management board. The General Meeting determines the number of managing directors.

8.1.2	The General Meeting appoints the managing directors. The General Meeting may suspend and dismiss managing directors.

8.1.3

If any managing director positions are vacant or any managing directors are unable to act, the remaining managing director or directors shall manage the Company. If all managing director positions are vacant or all managing directors are unable to act, a person designated for that purpose by the General Meeting shall temporarily manage the Company. If all managing director positions are vacant, that person shall as soon as possible take the necessary measures to make definitive arrangements. “Unable to act” means a managing director is temporarily unable to perform his duties as a result of:

(a)	suspension;

(b)	illness; or

(c)	inaccessibility.

8.2	Remuneration

The General Meeting determines the remuneration and other terms that apply to the managing directors.

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8.3	Reimbursement costs

Unless Dutch law provides otherwise, the following shall be reimbursed to current and former managing directors:

(a)

the reasonable costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the Company’s request;

(b)	any damages or fines payable by them as a result of an act or failure to act as referred to under (a); and

(c)

the reasonable costs of appearing in other legal proceedings in which they are involved as current or former managing directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to reimbursement as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful (“opzettelijk”), intentionally reckless (“bewust roekeloos”) or seriously culpable (“emstig verwijtbaar”) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. The Company may take out liability insurance for the benefit of the persons concerned. The management board may by agreement or otherwise give further implementation to the above.

8.4	Internal organisation and adoption of resolutions

8.4.1

The management board may adopt written rules governing its internal proceedings. Subject to the approval of the General Meeting, the managing directors may also divide their duties, in rules or otherwise.

8.4.2

The management board meets whenever a managing director deems it necessary. The management board adopts its resolutions by an absolute majority of votes cast. In a tie vote, the General Meeting will decide.

8.4.3	A managing director may be represented at a meeting by another managing director.

8.4.4

If a managing director has a direct or indirect personal conflict of interest with the Company and its business, he may not participate in the management board’s deliberations and decision-making on that subject. If no resolution of the management board can be adopted as a result, the General Meeting adopts the resolution.

8.4.5

The management board may also adopt resolutions without holding a meeting, provided that these resolutions are adopted in writing or by reproducible electronic communication and all managing directors entitled to vote have consented to adopting the resolution outside a meeting. Articles 8.4.2 and 8.4.4 equally apply to adoption by the management board of resolutions without holding a meeting.

8.4.6	The General Meeting may make management board resolutions subject to its approval provided that those resolutions have been clearly specified and notified to the management board.

8.4.7	The management board may not file for bankruptcy of the Company without a mandate from the General Meeting.

8.4.8	The management board shall adhere to the directions of the General Meeting, unless the directions are contrary to the interests of the Company and its business.

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8.5	Representation

8.5.1	The management board or each managing director acting individually may represent the Company.

8.5.2

If one shareholder holds all shares in the Company’s share capital and that shareholder also represents the Company, any legal acts entered into by the Company with this shareholder must be recorded in writing. This does not apply to legal acts that, under the terms stipulated, are part of the Company’s normal business.

8.5.3

The management board may grant power to represent the Company (procuratie) or any other power to represent the Company on a continuing basis to one or more individuals whether or not employed by the Company.

9	GENERAL MEETINGS

9.1	Annual General Meeting

9.1.1

At least one General Meeting must be held during the Company’s financial year, unless the matters referred to in article 9.1.2 have been resolved on without holding a meeting in accordance with article 9.5 (Resolutions without holding a meeting).

9.1.2	The agenda for the annual General Meeting must in any case include the following items:

(a)	if article 2:391 BW applies to the Company, the deliberations on the management report;

(b)	the adoption of the annual accounts;

(c)	the allocation of profits; and

(d)	the discharge of managing directors in office in the preceding financial year for their management in that financial year.

9.1.3

The items referred to in article 9.1.2 do not need to be included on the agenda if the deadline for preparing the annual accounts and, if applicable, presenting the management report has been extended or if the agenda includes a proposal to that effect. The items referred to in article 9.1.2(a), (b) and (d) do not need to be included in the agenda if the annual accounts are adopted in the manner provided for in article 10.1.6.

9.1.4	A General Meeting must furthermore be convened whenever the management board deems it necessary.

9.2	Location and notice of meetings

9.2.1	General Meetings are held in the municipality where the Company has its seat or in the municipality of Hoofddorp or Haarlemmermeer (Schiphol).

9.2.2	The notice of General Meetings must be given in accordance with the deadline referred to in article 2:225 BW.

9.2.3	The notice must specify the agenda, as well as the location and time of the General Meeting.

9.3	Order of business at the meeting

9.3.1	The General Meeting appoints its chairman. The chairman appoints a secretary.

9.3.2	Minutes must be kept of the business transacted at the meeting.

9.3.3	Managing directors may attend General Meetings and have an advisory vote at General Meetings in their capacity of managing director.

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9.4	Voting procedure and proxy

9.4.1	Each share confers the right to cast one vote at the General Meeting. Blank votes and invalid votes are regarded as not having been cast.

9.4.2	Resolutions are adopted by an absolute majority of the votes cast, unless the law or these articles of association specifically require a larger majority.

9.4.3	The management board may resolve that each Person Entitled to Attend General Meetings may observe and take part in the General Meeting by electronic communication.

9.4.4	The management board may resolve that each Person Entitled to Vote may exercise voting rights by electronic communication, either in person or by a proxy authorised in writing.

9.4.5	The management board may attach conditions to the use of electronic communication. The notice of the General Meeting must set out these conditions or state where they can be consulted.

9.4.6	Persons Entitled to Attend General Meetings may be represented at the General Meeting by a proxy authorised in writing.

9.5	Resolutions without holding a meeting

9.5.1

Persons Entitled to Vote may also adopt any resolutions which they may adopt at a General Meeting without holding a meeting. The managing directors must be given the opportunity to give advice about a motion before the motion is voted on.

9.5.2

A resolution adopted without holding a meeting will only be valid if all Persons Entitled to Attend General Meetings consent to this form of adoption and the resolution is adopted either in writing or by reproducible electronic communication as required by law and these articles of association.

9.5.3	Persons who have adopted a resolution without holding a meeting shall immediately notify the management board of the resolution.

10	FINANCIAL YEAR, ANNUAL REPORTING AND AUDITOR

10.1	Financial year and annual reporting

10.1.1	The financial year is the same as the calendar year.

10.1.2

Annually within five months after the end of each financial year the management board shall prepare annual accounts and make these available at the Company’s office for inspection by the Persons Entitled to Attend General Meetings. The General Meeting may extend this period on the basis of special circumstances by no more than five months.

10.1.3

If the mandate referred to in article 10.2 (Auditor) has been given, the auditor’s statement must be added to the annual accounts. Furthermore, the management report must be added to the annual accounts, unless article 2:391 BW does not apply to the Company. The additional information referred to in article 2:392(1) BW must also be added insofar as that paragraph (1) applies to the Company.

10.1.4	The annual accounts must be signed by all managing directors; if any signature is missing, this must be stated and explained.

10.1.5	The General Meeting adopts the annual accounts, unless the annual accounts have already been adopted in accordance with article 10.1.6.

10.1.6

If all shareholders are also managing directors of the Company, the annual accounts will be adopted when all managing directors have signed the annual accounts, provided that all other Persons Entitled to Attend

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General Meetings have been given the opportunity to inspect the annual accounts and have consented to this manner of adoption. If the annual accounts are adopted in this manner, the managing directors will be discharged as referred to in article 9.1.2(d).

10.2	Auditor

10.2.1

The Company may give a mandate to an auditor as referred to in article 2:393 BW to audit the annual accounts prepared by the management board in accordance with article 2:393(3) BW. If the law so requires, the Company shall give this mandate.

10.2.2	The General Meeting gives the mandate to the auditor. If the General Meeting fails to give the mandate, the management board will give the mandate.

10.2.3

The mandate given to the auditor may be revoked by the General Meeting and by the corporate body which has given the mandate. The mandate may only be revoked for valid reasons and in accordance with article 2:393(2) BW.

10.2.4	The auditor shall report on the audit to the management board and set out the results of the audit in an auditor’s statement on whether the annual accounts present a true and fair view.

11	PROFIT AND LOSS

11.1	Profit, loss and distributions on shares

11.1.1

The General Meeting allocates the profits determined by the adoption of the annual accounts, determines how a shortfall will be accounted for, and declares interim distributions from the profits or distributions from the reserves.

11.1.2

Shares held by the Company in its own share capital are not taken into account in determining how the amount to be distributed on shares is to be divided, unless these shares are subject to a right of pledge or a right of usufruct which entitles the holder of that right to the distribution.

11.1.3	Distributions are due four weeks after they have been declared, unless the General Meeting sets a different date at the management board’s proposal.

11.1.4	The General Meeting may resolve that distributions will be fully or partly made other than in cash.

12	DISSOLUTION

12.1	Liquidation

12.1.1	If the Company is dissolved pursuant to a resolution of the General Meeting and its assets must be liquidated, the General Meeting appoints one or more liquidators.

12.1.2	The liquidation shall take place with due observance of the provisions of the law. During the liquidation period these articles of association shall, wherever possible, remain in full force.

12.1.3

Notwithstanding any other powers the liquidators may have pursuant to the law or these articles of association, the liquidators will be authorised to sell (or cause to be sold) assets in order to obtain net sale proceeds at least equal to the aggregate amount to be withhold in respect of any liquidation distribution under the Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965).

12.1.4

The balance of the assets of the Company remaining after all liabilities have been paid shall be distributed among the shareholders in proportion to the par value of their shareholdings in such manner as determined by the liquidators, unless the General Meeting has decided otherwise before or simultaneous with its resolution referred to under 12.1.1. If the distribution is (partly) made in kind the distribution shall be made in accordance with section 2:23b(3) sub a or 2:23b(3) sub c BW or a combination of those provisions.

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12.1.5	The liquidators may make an advance distribution to the parties entitled thereto pursuant to article 12.1.4, with due observance of section 2:23b(6) BW.

12.1.6

After the Company has ceased to exist, its books, records and other data carriers must remain in the custody of the person designated for that purpose by the General Meeting, for a period of seven years.

13	TRANSITIONAL PROVISION

The first financial year will end on the thirty-first day of December two thousand and nineteen. This article and its heading will lapse after the first financial year.

The individual appearing before me declared:

(a)	the Company’s issued share capital is two eurocent (EUR 0.02) comprising of one (1) share (the “Share”). The Incorporator is participating in the issued share capital for the Share;

(b)	the Incorporator has agreed with and on behalf of the company that the Share will be fully paid up in cash. At the time of the execution of this deed zero euro (EUR 0) has been paid on the Share; and

(c)	the first managing director is Jeannie Lee, born in California, United States of America on the twenty-ninth day of June nineteen hundred and seventy-six.

I have seen sufficient evidence of the power of attorney. The written power of attorney is attached to this deed.

The original copy of this deed was executed in Amsterdam, the Netherlands, on the date mentioned at the top of this deed. I summarised and explained the substance of the deed. I also stated what consequences the contents of the deed have for the party. The individual appearing before me confirmed having taken note of the deed’s contents and having agreed to a limited reading of the deed. I then read out those parts of the deed that the law requires. Immediately after this, the individual appearing before me, who is known to me, and I signed the deed, at eleven hours ten minutes.

(signed): S.G. Veenstra, C.A. Voogt.

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AKTE VAN OPRICHTING

INTREPID I B.V.

Op vijfentwintig november tweeduizendnegentien verschijnt voor mij, mr. Corstiaan Anne Voogt, notaris in Amsterdam:

mr. Sanne Geertje Veenstra, kandidaat-notaris, die werkzaam is op het kantoor van De Brauw Blackstone Westbroek N.V., statutair gevestigd in Amsterdam, aan de Claude Debussylaan 80, 1082 MD Amsterdam, geboren in Leeuwarden op dertien december negentienhonderdtweeënnegentig.

Deze comparant handelt als schriftelijk gevolmachtigde van DN 39J 7A B.V., een besloten vennootschap met beperkte aansprakelijkheid, statutair gevestigd in Amsterdam, met adres Prins Bernhardplein 200, 1097 JB Amsterdam en handelsregisternummer 71560114 (de “Oprichter”). De comparant verklaart dat de Oprichter een besloten vennootschap met beperkte aansprakelijkheid opricht, die wordt geregeerd door de volgende

STATUTEN:

1	DEFINITIES

In deze statuten gelden de volgende definities:

“Algemene Vergadering” betekent het orgaan dat bestaat uit de Stemgerechtigden, of de bijeenkomst waarin de Vergadergerechtigden vergaderen;

“BW” betekent het Burgerlijk Wetboek;

“Overdrager” een aandeelhouder die zijn aandelen wil overdragen;

“Stemgerechtigden” betekent aandeelhouders met stemrecht in de Algemene Vergadering, vruchtgebruikers met stemrecht in de Algemene Vergadering en pandhouders met stemrecht in de Algemene Vergadering;

“Vennootschap” betekent Intrepid I B.V.;

“Vergadergerechtigden” betekent aandeelhouders, vruchtgebruikers met Vergaderrecht en pandhouders met Vergaderrecht; en

“Vergaderrecht” betekent het recht om, in persoon of bij schriftelijk gevolmachtigde, de Algemene Vergadering bij te wonen en daar het woord te voeren.

2	NAAM, ZETEL EN DOEL

2.1	Naam en zetel

2.1.1	De naam van de Vennootschap is: Intrepid I B.V.

2.1.2	De Vennootschap heeft haar zetel in Amsterdam.

2.2	Doel

Het doel van de Vennootschap is:

(a)	het oprichten van, het op enigerlei wijze deelnemen in, het besturen van en het toezicht houden op ondernemingen en vennootschappen;

(b)	het financieren van ondernemingen en vennootschappen;

(c)	het lenen, uitlenen en aantrekken van gelden, daaronder begrepen het uitgeven van obligaties, schuldbrieven of andere waardepapieren, alsmede het aangaan van daarmee samenhangende overeenkomsten;

(d)	het verstrekken van adviezen en het verlenen van diensten aan ondernemingen en vennootschappen waarmee de Vennootschap in een groep is verbonden en aan derden;

(e)

het verstrekken van garanties, het verbinden van de Vennootschap en het bezwaren van activa van de Vennootschap ten behoeve van ondernemingen en vennootschappen waarmee de Vennootschap in een groep is verbonden en ten behoeve van derden; en

(f)

het verrichten van alle soorten industriële, financiële en commerciële activiteiten, en al hetgeen met het voorgaande verband houdt of daartoe bevorderlijk kan zijn, alles in de ruimste zin van het woord.

3	KAPITAAL EN UITGIFTE VAN AANDELEN

3.1	Kapitaal en aandelen

3.1.1	Het kapitaal van de Vennootschap bestaat uit één of meer aandelen met een nominale waarde van twee eurocent (EUR 0,02) elk.

3.1.2	De aandelen luiden op naam en zijn genummerd vanaf 1.

3.1.3	Aandeelbewijzen worden niet uitgegeven.

3.2	Uitgifte van aandelen

3.2.1	De Algemene Vergadering besluit tot uitgifte van aandelen en stelt de uitgifteprijs en deoverige voorwaarden van uitgifte vast.

3.2.2	Aandelen worden niet uitgegeven tegen een uitgifteprijs die lager is dan de nominale waarde van de aandelen.

3.2.3	Aandelen worden uitgegeven bij notariele akte.

3.3	Voorkeursrecht

Als aandelen worden uitgegeven of rechten tot het nemen van aandelen worden verleend, heeft een aandeelhouder geen voorkeursrecht.

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4	EIGEN AANDELEN

4.1	Verkrijging en vervreemding van eigen aandelen

4.1.1	Het bestuur beslist over de verkrijging door de Vennootschap van volgestorte aandelen. Verkrijging door de Vennootschap van niet volgestorte aandelen is nietig.

4.1.2	Als de Vennootschap eigen aandelen vervreemdt, is artikel 3.2.1 van overeenkomstige toepassing.

5	AANDEELHOUDERSREGISTER, OPROEPINGEN EN MEDEDELINGEN

5.1	Aandeelhoudersregister

5.1.1	Het bestuur houdt een aandeelhoudersregister als bedoeld in artikel 2:194 BW.

5.1.2	Het bestuur legt het aandeelhoudersregister ter inzage van de Vergadergerechtigden op het kantoor van de Vennootschap.

5.2	Oproepingen en mededelingen

5.2.1

Oproepingen en mededelingen aan Vergadergerechtigden worden schriftelijk gedaan aan de adressen die zijn vermeld in het aandeelhoudersregister. Als een Vergadergerechtigde hiermee instemt, kunnen oproepingen en mededelingen aan hem worden gedaan per e-mail.

5.2.2	Mededelingen aan het bestuur worden schriftelijk gedaan aan het adres van de Vennootschap, of per e-mail aan het adres dat voor dit doel bekend is gemaakt.

6	CERTIFICERING EN BEPERKTE RECHTEN OP AANDELEN

6.1	Certificering

Aan certificaten van aandelen kan geen Vergaderrecht worden verbonden.

6.2	Pandrecht

6.2.1	Aandelen kunnen worden verpand.

6.2.2	Aan pandhouders kan het aan de aandelen verbonden stemrecht worden toegekend.

6.2.3	Alleen pandhouders die stemrecht hebben, hebben Vergaderrecht. Aandeelhouders die als gevolg van een pandrecht geen stemrecht hebben, hebben Vergaderrecht.

7	LEVERING VAN AANDELEN EN OVERDRACHTSBEPERKINGEN

7.1	Levering van aandelen

Aandelen worden geleverd bij notariele akte.

7.2	Overdrachtsbeperkingen

Een Overdrager mag zijn aandelen overdragen na goedkeuring door het bestuur. Dit geldt niet voor de Vennootschap die aandelen wil overdragen.

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7.3	Procedure

7.3.1	Een Overdrager verzoekt om goedkeuring voor de overdracht door middel van een mededeling aan het bestuur. Bij deze mededeling moet de Overdrager aangeven:

(a)	het aantal aandelen dat hij wil overdragen; en

(b)	de personen aan wie hij die aandelen wil overdragen.

7.3.2

Binnen tweeënveertig dagen na ontvangst van de in artikel 7.3.1 bedoelde mededeling besluit het bestuur of het wel of niet goedkeuring verleent. Als het bestuur niet binnen die termijn besluit, wordt de goedkeuring geacht te zijn verleend.

7.3.3

Als het bestuur de goedkeuring weigert, moet het gelijktijdig een of meer gegadigden aanwijzen die bereid zijn de aandelen te kopen tegen contante betaling. De prijs wordt vastgesteld in overeenstemming met artikel 7.4.1. Als het bestuur geen gegadigden aanwijst, wordt de goedkeuring geacht te zijn verleend. De Vennootschap kan alleen gegadigde zijn met instemming van de Overdrager.

7.3.4	De Overdrager mag de aandelen overdragen binnen negentig dagen nadat de goedkeuring is verleend of wordt geacht te zijn verleend.

7.4	Prijsbepaling

7.4.1

De Overdrager en iedere aangewezen gegadigde treden in overleg om de prijs van de aandelen vast te stellen. Als zij geen overeenstemming bereiken, wordt de prijs vastgesteld door een onafhankelijke deskundige. Het bestuur en de Overdrager wijzen samen de deskundige aan. Als zij hierover geen overeenstemming bereiken, wordt de deskundige aangewezen door de voorzitter van de Koninklijke Notariele Beroepsorganisatie.

7.4.2	Nadat de deskundige de prijs aan de Overdrager bekend heeft gemaakt, heeft de Overdrager dertig dagen de tijd om te beslissen of hij zijn aandelen overdraagt aan de gegadigden.

7.4.3	De kosten van de prijsvaststelling zijn voor rekening van de Overdrager.

7.5	Verzuim

7.5.1

Onmiddellijk nadat de prijs in overleg is vastgesteld of nadat de termijn in artikel 7.4.2 is verstreken en de Overdrager of de gegadigde zich niet heeft teruggetrokken, mag iedere partij de overdracht van de aandelen vorderen tegen contante betaling.

7.5.2	Als er maar een gegadigde is en deze is in verzuim met de betaling, mag de Overdrager binnen negentig dagen alle aandelen overdragen aan de door hem opgegeven personen bedoeld in artikel 7.3.1 (b).

7.5.3

Als er meerdere gegadigden zijn, en een gegadigde is in verzuim met de betaling, doet de Overdrager daarvan binnen zeven dagen mededeling aan alle gegadigden. De gegadigden die niet in verzuim zijn, hebben vervolgens veertien dagen om de Overdrager te laten weten of zij de aandelen willen kopen die waren toebedeeld aan de gegadigde die in verzuim is. Daarbij geven zij aan hoeveel extra aandelen zij maximaal willen kopen. Als alle aandelen die waren toebedeeld aan de gegadigde die in verzuim is

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kunnen worden verkocht aan de overige gegadigden, komt een koopovereenkomst tot stand waarbij de Overdrager en de gegadigden zich niet kunnen terugtrekken. Als er op deze wijze geen koopovereenkomst tot stand komt voor al deze aandelen, gelden de overige koopovereenkomsten als ontbonden en mag de Overdrager binnen negentig dagen alle aandelen overdragen aan de door hem opgegeven personen bedoeld in artikel 7.3.1 (b).

7.5.4

Als de Overdrager in verzuim is met de levering van de aandelen, is de Vennootschap onherroepelijk gemachtigd om de aandelen te leveren. Dat moet zij doen binnen tien dagen nadat een gegadigde dit aan de Vennootschap heeft verzocht.

8	BESTUUR

8.1	Benoeming, schorsing, ontslag, belet en ontstentenis

8.1.1	De Vennootschap wordt bestuurd door het bestuur. De Algemene Vergadering bepaalt het aantal bestuurders.

8.1.2	De Algemene Vergadering benoemt de bestuurders. De Algemene Vergadering kan bestuurders schorsen en ontslaan.

8.1.3

Als één of meer bestuurders ontbreken of verhinderd zijn, wordt de Vennootschap bestuurd door de overblijvende bestuurder(s). Als alle bestuurders ontbreken of verhinderd zijn, wordt de Vennootschap tijdelijk bestuurd door een persoon die daartoe door de Algemene Vergadering is aangewezen. Als alle bestuurders ontbreken, neemt deze persoon zo spoedig mogelijk de nodige maatregelen om een definitieve voorziening te treffen. Onder verhinderd wordt hier verstaan de situatie dat de bestuurder tijdelijk zijn functie niet kan uitoefenen als gevolg van:

(a)	schorsing;

(b)	ziekte; of

(c)	onbereikbaarheid.

8.2	Bezoldiging

De Algemene Vergadering stelt de beloning en andere voorwaarden vast die op de bestuurders van toepassing zijn.

8.3	Vergoeding kosten

Voorzover uit de wet niet anders voortvloeit, worden aan bestuurders en aan voormalige bestuurders vergoed:

(a)

de redelijke kosten van het voeren van verdediging tegen aanspraken wegens een handelen of nalaten in de uitoefening van hun functie of van een andere functie die zij op verzoek van de Vennootschap vervullen of hebben vervuld;

(b)	eventuele schadevergoedingen of boetes die zij verschuldigd zijn wegens een hierboven onder (a) vermeld handelen of nalaten; en

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(c)

de redelijke kosten van het optreden in andere rechtsgedingen waarin zij als bestuurder of als voormalige bestuurder zijn betrokken met uitzondering van de gedingen waarin zij hoofdzakelijk een eigen vordering geldend maken.

Een betrokkene heeft geen aanspraak op de vergoeding als hiervoor bedoeld indien en voorzover (i) door de Nederlandse rechter bij gewijsde is vastgesteld dat het handelen of nalaten van de betrokkene kan worden gekenschetst als opzettelijk, bewust roekeloos of ernstig verwijtbaar, tenzij uit de wet anders voortvloeit of zulks in de gegeven omstandigheden naar maatstaven van redelijkheid en billijkheid onaanvaardbaar zou zijn of (ii) de kosten of het vermogensverlies van de betrokkene is gedekt door een verzekering en de verzekeraar deze kosten of dit vermogensverlies heeft uitbetaald. De Vennootschap kan ten behoeve van de betrokkenen verzekeringen tegen aansprakelijkheid afsluiten. Het bestuur kan al dan niet bij overeenkomst nadere uitvoering geven aan het vorenstaande.

8.4	Interne organisatie en besluitvorming

8.4.1

Het bestuur kan zijn interne aangelegenheden regelen in een schriftelijk reglement. Verder kunnen de bestuurders, al dan niet bij reglement, onder goedkeuring van de Algemene Vergadering hun werkzaamheden onderling verdelen.

8.4.2	Het bestuur vergadert wanneer een bestuurder dat nodig vindt. Het bestuur besluit bij volstrekte meerderheid van de uitgebrachte stemmen. Bij staking van stemmen beslist de Algemene Vergadering.

8.4.3	Een bestuurder kan zich in de vergadering laten vertegenwoordigen door een andere bestuurder.

8.4.4

Een bestuurder neemt niet deel aan de beraadslaging en besluitvorming van het bestuur als hij daarbij een direct of indirect persoonlijk belang heeft dat tegenstrijdig is met het belang van de Vennootschap en de met haar verbonden onderneming. Als hierdoor geen bestuursbesluit kan worden genomen, neemt de Algemene Vergadering het besluit.

8.4.5

Het bestuur kan ook buiten vergadering besluiten nemen, mits dit schriftelijk of op reproduceerbare wijze langs elektronische weg gebeurt en alle stemgerechtigde bestuurders met deze wijze van besluitvorming hebben ingestemd. De artikelen 8.4.2 en 8.4.4 zijn van overeenkomstige toepassing op de besluitvorming van het bestuur buiten vergadering.

8.4.6	De Algemene Vergadering kan duidelijk omschreven en aan het bestuur meegedeelde bestuursbesluiten aan haar goedkeuring onderwerpen.

8.4.7	Het bestuur kan zonder opdracht van de Algemene Vergadering geen aangifte doen tot faillietverklaring van de Vennootschap.

8.4.8	Het bestuur volgt de aanwijzingen van de Algemene Vergadering op, tenzij deze in strijd zijn met het belang van de Vennootschap en de met haar verbonden onderneming.

8.5	Vertegenwoordiging

8.5.1	Het bestuur of iedere bestuurder afzonderlijk, kan de Vennootschap vertegenwoordigen.

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8.5.2

Als alle aandelen in het kapitaal van de Vennootschap worden gehouden door één aandeelhouder, en deze aandeelhouder ook de Vennootschap vertegenwoordigt, worden rechtshandelingen van de Vennootschap met deze enig aandeelhouder schriftelijk vastgelegd. Dit geldt niet voor rechtshandelingen die onder de bedongen voorwaarden tot de gewone bedrijfsuitoefening van de Vennootschap behoren.

8.5.3	Het bestuur kan aan één of meer personen, al dan niet in dienst van de Vennootschap, procuratie of op een andere wijze doorlopende vertegenwoordigingsbevoegdheid toekennen.

9	ALGEMENE VERGADERING

9.1	Jaarlijkse Algemene Vergadering

9.1.1

Tijdens het boekjaar van de Vennootschap wordt ten minste één Algemene Vergadering gehouden, tenzij over de onderwerpen als bedoeld in artikel 9.1.2 in overeenstemming met artikel 9.5 (Besluiten buiten vergadering) buiten vergadering is besloten.

9.1.2	De agenda voor de jaarlijkse Algemene Vergadering bevat in ieder geval de volgende onderwerpen:

(a)	de behandeling van het bestuursverslag als artikel 2:391 BW voor de Vennootschap geldt;

(b)	de vaststelling van de jaarrekening;

(c)	de bestemming van de winst; en

(d)	de verlening van decharge aan bestuurders die in het afgelopen boekjaar in functie waren, voor hun bestuur over dat boekjaar.

9.1.3

De in artikel 9.1.2 bedoelde onderwerpen hoeven niet to worden opgenomen in de agenda als de termijn voor het opmaken van de jaarrekening en, als dat van toepassing is, voor het overleggen van het bestuursverslag is verlengd, of een voorstel daartoe op die agenda is geplaatst. De in artikel 9.1.2(a), (b) en (d) bedoelde onderwerpen hoeven -niet op die agenda to worden opgenomen als de jaarrekening wordt vastgesteld op de wijze als bepaald in artikel 10.1.6.

9.1.4	Een Algemene Vergadering wordt verder bijeengeroepen wanneer het bestuur dat nodig vindt.

9.2	Plaats en oproeping

9.2.1	Algemene Vergaderingen worden gehouden in de gemeente waar de Vennootschap haar zetel heeft, de gemeente Hoofddorp of Haarlemmermeer (Schiphol).

9.2.2	De oproeping vindt pleats met inachtneming van de termijn als bedoeld in artikel 2:225 BW.

9.2.3	Bij de oproeping wordt de agenda vermeld en ook de pleats en het tijdstip van de Algemene Vergadering.

9.3	Vergaderorde

9.3.1	De Algemene Vergadering benoemt zelf haar voorzitter. De voorzitter wijst de secretaris aan.

9.3.2	De Algemene Vergadering wordt genotuleerd.

9.3.3	De bestuurders kunnen de Algemene Vergaderingen bijwonen en hebben als zodanig in de Algemene Vergaderingen een raadgevende stem.

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9.4	Stemprocedure en voimacht

9.4.1	In de Algemene Vergadering geeft ieder aandeel recht op het uitbrengen van een stem. Blanco stemmen en ongeldige stemmen worden aangemerkt als niet uitgebracht.

9.4.2	Besluiten worden genomen bij volstrekte meerderheid van de uitgebrachte stemmen, tenzij bij de wet of deze statuten uitdrukkelijk een grotere meerderheid wordt voorgeschreven.

9.4.3	Het bestuur kan besluiten dat iedere Vergadergerechtigde door middel van een elektronisch communicatiemiddel rechtstreeks kennis kan nemen van en deel kan nemen aan de Algemene Vergadering.

9.4.4	Het bestuur kan besluiten dat iedere Stemgerechtigde door middel van een elektronisch communicatiemiddel in persoon of door een schriftelijk gevolmachtigde het stemrecht kan (doen) ultoefenen.

9.4.5	Het bestuur kan voorwaarden verbinden aan het gebruik van het elektronisch communicatiemiddel. In de oproeping worden deze voorwaarden vermeld of wordt vermeld waar deze kunnen worden geraadpleegd.

9.4.6	Vergadergerechtigden kunnen zich in de Algemene Vergadering door een schriftelijk gevolmachtigde laten vertegenwoordigen.

9.5	Besluiten buiten vergadering

9.5.1

Stemgerechtigden kunnen alle besluiten die zij in een Algemene Vergadering kunnen nemen ook buiten vergadering nemen. De bestuurders worden in de gelegenheid gesteld voorafgaand aan de besluitvorming over het voorstel advies uit te brengen.

9.5.2

Een besluit buiten vergadering is alleen geldig als alle Vergadergerechtigden met deze wijze van besluitvorming hebben ingestemd en het voorstel verder schriftelijk of op reproduceerbare wijze fangs elektronische weg is aangenomen zoals wordt voorgeschreven door de wet en deze statuten.

9.5.3	Degenen die buiten vergadering een besluit hebben genomen, stellen het bestuur meteen in kennis van het genomen besluit.

10	BOEKJAAR, JAARSTUKKEN EN ACCOUNTANT

10.1	Boekjaar en jaarstukken

10.1.1	Het boekjaar is gelijk aan het kalenderjaar.

10.1.2

Jaarlijks binnen vijf maanden na afloop van elk boekjaar maakt het bestuur een jaarrekening op en legt zij deze voor de Vergadergerechtigden ter inzage op het kantoor van de Vennootschap. Op grond van bijzondere omstandigheden kan de Algemene Vergadering deze termijn verlengen met ten hoogste vijf maanden.

10.1.3

Als de in artikel 10.2 (Accountant) bedoelde opdracht aan een accountant is verleend, wordt de verkiaring van de accountant bij de jaarrekening gevoegd. Daarnaast wordt het bestuursverslag bij de jaarrekening

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gevoegd, tenzij artikel 2:391 BW niet voor de Vennootschap geldt. Ook worden de in artikel 2:392 lid 1 BW bedoelde overige gegevens bijgevoegd, voor zover het in dat lid bepaalde op de Vennootschap van toepassing is.

10.1.4	Alle bestuurders ondertekenen de jaarrekening; ontbreekt een ondertekening, dan wordt daarvan melding gemaakt onder opgaaf van de reden.

10.1.5	De Algemene Vergadering stelt de jaarrekening vast, tenzij de jaarrekening al in overeenstemming met artikel 10.1.6 is vastgesteld.

10.1.6

Als alle aandeelhouders ook bestuurders van de Vennootschap zijn, geldt de ondertekening van de jaarrekening door alle bestuurders ook als vaststelling van de jaarrekening, mits alle overige Vergadergerechtigden in de gelegenheid zijn geweest om kennis te nemen van de opgemaakte jaarrekening en met deze wijze van vaststelling hebben ingestemd. Als de jaarrekening op deze wijze is vastgesteld, leidt dat tot decharge van bestuurders zoals bedoeld in artikel 9.1.2(d).

10.2	Accountant

10.2.1

De Vennootschap kan een accountant als bedoeld in artikel 2:393 BW de opdracht verlenen om de door het bestuur opgemaakte jaarrekening te onderzoeken in overeenstemming met lid 3 van dat artikel. Als de wet dat verlangt, moet de Vennootschap deze opdracht verlenen.

10.2.2	De Algemene Vergadering verleent de opdracht aan de accountant. Verleent de Algemene Vergadering de opdracht niet, dan verleent het bestuur de opdracht.

10.2.3

De Algemene Vergadering en degene die de opdracht heeft verleend kunnen de aan de accountant verleende opdracht intrekken. Intrekking van de opdracht kan alleen om gegronde redenen en met inachtneming van artikel 2:393 lid 2 BW.

10.2.4	De accountant brengt over zijn onderzoek verslag uit aan het bestuur en geeft de uitslag van zijn onderzoek weer in een verklaring over de getrouwheid van de jaarrekening.

11	WINST EN VERLIES

11.1	Winst, verlies en uitkeringen op aandelen

11.1.1

De Algemene Vergadering bestemt de winst die door vaststelling van de jaarrekening is bepaald, bepaalt hoe een tekort wordt verwerkt en stelt tussentijdse uitkeringen uit de winst of uitkeringen uit reserves vast.

11.1.2

Bij de berekening van de verdeling van een uitkering tellen de aandelen die de Vennootschap in haar kapitaal houdt niet mee, tenzij op deze aandelen een pandrecht of een recht van vruchtgebruik rust ten gevolge waarvan het recht op uitkering toekomt aan de pandhouder of de vruchtgebruiker.

11.1.3	Uitkeringen zijn opeisbaar vier weken na vaststelling, tenzij de Algemene Vergadering op voorstel van het bestuur een andere datum bepaalt.

11.1.4	De Algemene Vergadering kan besluiten dat uitkeringen geheel of gedeeltelijk in een andere vorm dan in geld worden uitgekeerd.

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12	ONTBINDING

12.1	Vereffening

12.1.1	Als de Vennootschap wordt ontbonden als gevolg van een besluit van de Algemene Vergadering benoemt de Algemene Vergadering één of meer vereffenaars.

12.1.2	De vereffening geschiedt met inachtneming van de wettelijke bepalingen. Tijdens de vereffening blijven deze statuten voor zover mogelijk van kracht.

12.1.3

Onverminderd de bevoegdheden van de vereffenaars op grond van de wet of deze statuten, hebben de vereffenaars de bevoegdheid vermogensbestanddelen te verkopen (of te doen verkopen) teneinde een netto verkoopopbrengst te realiseren die ten minste gelijk is aan het totale bedrag dat moet worden ingehouden op een liquidatie-uitkering op grond van de Wet op de dividendbelasting 1965.

12.1.4

Dat wat na voldoening van alle schulden van het vermogen van de Vennootschap is overgebleven, wordt verdeeld tussen de aandeelhouders naar verhouding van het nominale bedrag van hun aandelenbezit op zodanige wijze als bepaald door de vereffenaars, tenzij de algemene vergadering anders heeft besloten voorafgaand aan of gelijktijdig met het besluit bedoeld onder artikel 12.1.1. Indien de uitkering (deels) in natura wordt gedaan, dan zal de uitkering plaatsvinden met inachtneming van artikel 2:23b(3) sub a of 2:23b(3) sub c BW of een combinatie van beide bepalingen.

12.1.5	De vereffenaars kunnen een uitkering bij voorbaat doen aan de op grond van artikel 12.1.4 daartoe gerechtigden, met inachtneming van artikel 2:23b(6) BW.

12.1.6

Nadat de Vennootschap heeft opgehouden te bestaan, worden haar boeken, bescheiden en andere gegevensdragers gedurende zeven jaar bewaard door degene die daartoe door de Algemene Vergadering is aangewezen.

13	OVERGANGSBEPALING

Het eerste boekjaar eindigt op eenendertig december tweeduizendnegentien. Dit artikel vervalt samen met zijn opschrift na verloop van het eerste boekjaar.

De comparant verklaart:

(a)	de Oprichter neemt deel voor het geplaatste kapitaal, dat twee eurocent (EUR 0,02) bedraagt en bestaat uit één (1) aandeel (het “Aandeel”);

(b)	de Oprichter is met en namens de vennootschap overeengekomen dat het Aandeel in geld wordt volgestort. Op het Aandeel is ten tijde van het verlijden van deze akte nul euro (EUR 0,—) gestort; en

(c)	de eerste bestuurder is Jeannie Lee, geboren in Californië, Verenigde Staten op negenentwintig juni negentienhonderdzesenzeventig.

Van het bestaan van de volmacht is mij genoegzaam gebleken. De schriftelijke volmacht wordt aan deze akte gehecht.

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Deze akte wordt in minuut verleden in Amsterdam, op de datum die bovenaan deze akte is vermeld. lk heb de zakelijke inhoud van de akte meegedeeld en toegelicht. Ook heb ik gewezen op de gevolgen die voor de partij voortvloeien uit de inhoud van de akte. De comparant heeft verklaard kennis te hebben genomen van de inhoud van de akte en in te stemmen met beperkte voorlezing. Vervolgens heb ik die gedeelten van de akte voorgelezen die moeten worden voorgelezen op grond van de wet. Onmiddellijk daarna hebben de comparant, die aan mij bekend is, en ik de akte ondertekend, om elf uur tien minuten. (get.): S.G. Veenstra, C.A. Voogt.

UITGEGEVEN VOOR AFSCHRIFT

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Bijlage B	Schedule B
voorgestelde statuten Intrepid I	proposed articles of association Intrepid I

PROPOSED ARTICLES OF ASSOCIATION INTREPID I B.V.

ARTICLES OF ASSOCATION

1	DEFINITIONS

In these articles of association:

“BW” means the Dutch Civil Code;

“Company” means InterXion I B.V.;

“Executive Director” means a member of the board as referred to in article 8.1.1;

“General Meeting” means the corporate body that consists of all Persons Entitled to Vote, or the meeting in which Persons Entitled to Attend General Meetings assemble;

“Meeting Rights” means the right to attend and speak at the General Meeting, either in person or by a proxy authorised in writing;

“Non-Executive Director” means a member of the board as referred to in article 8.1.1;

“Persons Entitled to Attend General Meetings” means shareholders, holders of a right of pledge with Meeting Rights and holders of a right of usufruct with Meeting Rights;

“Persons Entitled to Vote” means shareholders with voting rights at the General Meeting, holders of a right of pledge with voting rights at the General Meeting and holders of a right of usufruct with voting rights at the General Meeting; and

“Transferor” a shareholder who wants to transfer his shares.

2	NAME, SEAT AND OBJECTS

2.1	Name and seat

2.1.1	The name of the Company is: InterXion I B.V.

2.1.2	The Company’s seat is in Amsterdam, the Netherlands.

2.2	Objects

The objects of the Company are:

(a)	to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies;

(b)	to finance businesses and companies;

(c)

to borrow, to lend and to raise funds, including through the issue of bonds, debt instruments or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

(d)	to render advice and services to businesses and companies with which the Company forms a group and to third parties;

(e)	to grant guarantees, to bind the Company and to pledge its assets for obligations of businesses and companies with which it forms a group and on behalf of third parties; and

(f)	to perform any and all activities of an industrial, financial or commercial nature, and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

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3	CAPITAL AND ISSUE OF SHARES

3.1	Capital and shares

3.1.1	The share capital of the Company consists of one or more shares with a nominal value of two eurocent (EUR 0.02) each.

3.1.2	Shares are in registered form and are numbered from 1 onwards.

3.1.3	No share certificates are issued.

3.2	Issue of shares

3.2.1	The General Meeting resolves on the issue of shares and determines the issue price, as well as the other terms and conditions of the issue.

3.2.2	Shares may not be issued at an issue price below the nominal value of the shares.

3.2.3	Shares are issued by notarial deed.

3.3	Pre-emptive rights

A shareholder has no pre-emptive rights if shares are issued or rights to subscribe for shares are granted.

4	OWN SHARES

4.1	Acquisition and disposal of own shares

4.1.1	The board resolves on the acquisition by the Company of fully paid-up shares. Repurchase by the Company of not fully paid shares is void.

4.1.2	Article 3.2.1 equally applies if the Company disposes of own shares.

5	SHAREHOLDERS REGISTER, NOTICES OF MEETINGS AND NOTIFICATIONS

5.1	Shareholders register

5.1.1	The board shall keep a shareholders register as referred to in article 2:194 BW.

5.1.2	The board shall make the shareholders register available at the Company’s office for inspection by the Persons Entitled to Attend General Meetings.

5.2	Notices of meetings and notifications

5.2.1

Notices of meetings and notifications to Persons Entitled to Attend General Meetings must be given in writing to the addresses stated in the shareholders register. If a Person Entitled to Attend General Meetings consents, notices of meetings and notifications may be given to that person by e-mail.

5.2.2	Notifications to the board must be given in writing to the Company’s address, or by e-mail to the address provided for this purpose.

6	DEPOSITARY RECEIPTS FOR SHARES AND LIMITED RIGHTS TO SHARES

6.1	Depositary receipts for shares

Meeting Rights may not be attached to depositary receipts for shares.

6.2	Right of pledge

6.2.1	A right of pledge may be established on shares.

6.2.2	The voting rights attached to shares may be granted to holders of a right of pledge.

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6.2.3	Only holders of a right of pledge with voting rights have Meeting Rights. Shareholders without voting rights as a result of a right of pledge do have Meeting Rights.

7	TRANSFER OF SHARES AND SHARE TRANSFER RESTRICTIONS

7.1	Transfer of shares

Shares must be transferred by notarial deed.

7.2	Share transfer restrictions

A Transferor may transfer his shares after the board has given its approval. This does not apply to the Company wanting to transfer shares.

7.3	Procedure

7.3.1	A Transferor requests approval for the transfer by notifying the board. In this notification, the Transferor shall indicate:

(a)	the number of shares he wants to transfer; and

(b)	the persons who he wants to transfer those shares to.

7.3.2

The board shall decide whether to grant its approval within forty-two days of receiving the notification referred to in article 7.3.1. If the board does not come to a decision within that period, its approval will be deemed to have been granted.

7.3.3

If the board refuses to grant its approval, it shall simultaneously designate one or more prospective purchasers who are willing to purchase the shares for cash. The price is determined in accordance with article 7.4.1. If the board does not designate any prospective purchasers, its approval will be deemed to have been granted. The Company may only be a prospective purchaser if the Transferor agrees to this.

7.3.4	The Transferor may transfer the shares within ninety days after the approval has been granted or is deemed to have been granted.

7.4	Determining the price

7.4.1

The Transferor and each designated prospective purchaser shall consult each other to determine the price of the shares. If they fail to reach agreement, the price will be determined by an independent expert. The board and the Transferor together designate the expert. If they fail to reach agreement on this, the expert will be designated by the chairman of the Royal Dutch Association of Civil-law Notaries (KNB).

7.4.2	After the expert has notified the Transferor of the price, the Transferor has thirty days to decide whether to transfer his shares to the prospective purchasers.

7.4.3	The costs of determining the price are paid by the Transferor.

7.5	Default

7.5.1

Each party may demand the transfer of the shares for cash immediately after the price has been determined in consultation or after the expiry of the period referred to in article 7.4.2, provided that neither the Transferor nor the prospective purchaser has withdrawn.

7.5.2

If there is only one prospective purchaser and that prospective purchaser has defaulted on payment, the Transferor may, within ninety days, transfer all the shares to the persons he has indicated as referred to in article 7.3.1(b).

7.5.3

If there are multiple prospective purchasers and one of them has defaulted on payment, the Transferor shall notify all the prospective purchasers of that fact within seven days. The prospective purchasers who have

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not defaulted on payment will then have fourteen days to notify the Transferor whether they want to purchase the shares that had been allocated to the defaulting prospective purchaser. In doing so they shall indicate the maximum number of additional shares they would like to purchase. If all the shares that had been allocated to the defaulting prospective purchaser can be sold to the other prospective purchasers, a purchase agreement will be concluded that is binding on the Transferor and the prospective purchasers. If no purchase agreement is concluded in this way for all these shares, any other purchase agreements will be deemed to have been terminated and the Transferor may, within ninety days, transfer all the shares to the persons he has indicated as referred to in article 7.3.1(b).

7.5.4

If the Transferor defaults on the transfer of the shares, the Company is irrevocably authorised to transfer the shares. It shall do so within ten days of receiving such a request from a prospective purchaser.

8	MANAGEMENT (ONE-TIER BOARD)

8.1	Appointment, suspension, dismissal, inability to act and vacancy

8.1.1

The Company is managed by the board. The board consists of one or more Executive Directors and one or more Non-Executive Directors. The board determines the number of Executive Directors and the number of Non-Executive Directors. A legal entity may be appointed as an Executive Director but not as a Non-Executive Director.

8.1.2

The General Meeting appoints the directors. The General Meeting determines at the time of the appointment whether a director is appointed as an Executive Director or as a Non-Executive Director. The General Meeting may suspend and dismiss directors. The board may suspend Executive Directors.

8.1.3

The Non-Executive Directors supervise the Executive Directors’ policy and performance of duties and the Company’s general affairs and its business. The Non-Executive Directors furthermore perform any duties allocated to them under or pursuant to the law or these articles of association. The Non-Executive Directors give advice to the Executive Directors. The Executive Directors shall timely provide the Non-Executive Directors with the information they need to carry out their duties.

8.1.4

If any director positions are vacant or any directors are unable to act, the remaining director or directors shall manage the Company. If all Executive Director positions are vacant or all Executive Directors are unable to act, the Non-Executive Directors may designate one or more temporary Executive Directors. If all Non-Executive Director positions are vacant or all Non-Executive Directors are unable to act, a person designated for that purpose by the General Meeting shall temporarily manage the duties of the Non-Executive Directors. If all Non-Executive Director positions are vacant, that person shall as soon as possible take the necessary measures to make definitive arrangements. “Unable to act” means a director is temporarily unable to perform his duties as a result of:

(a)	suspension;

(b)	illness; or

(c)	inaccessibility.

8.2	Remuneration

The board determines the remuneration and other terms that apply to the Executive Directors. The Executive Directors may not take part in the deliberations and decision-making concerning the remuneration of the Executive Directors.

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8.3	Reimbursement costs

Unless Dutch law provides otherwise, the following shall be reimbursed to current and former directors:

(a)

the reasonable costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the Company’s request;

(b)	any damages or fines payable by them as a result of an act or failure to act as referred to under (a); and

(c)

the reasonable costs of appearing in other legal proceedings in which they are involved as current or former directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to reimbursement as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful (“opzettelijk”), intentionally reckless (“bewust roekeloos”) or seriously culpable (“ernstig verwijtbaar”) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. The Company may take out liability insurance for the benefit of the persons concerned. The board may by agreement or otherwise give further implementation to the above.

8.4	Internal organisation and adoption of resolutions

8.4.1

The board may adopt written rules governing its internal proceedings. The directors may also divide their duties in writing, whether in rules or otherwise, and specify that one or more directors may validly adopt resolutions on matters falling within the director’s or directors’ duties.

8.4.2	The General Meeting appoints one of the Non-Executive Directors as chairman of the board.

8.4.3

The board meets whenever a director deems it necessary. The board adopts its resolutions by an absolute majority of votes cast. In a tie vote, the General Meeting will decide. The Non-Executive Directors adopt resolutions with an absolute majority of votes cast.

8.4.4	A director may be represented at a meeting by another director.

8.4.5

If a director has a direct or indirect personal conflict of interest with the Company and its business, he may not participate in the board’s deliberations and decision-making on that subject. If no resolution of the board can be adopted as a result, the General Meeting adopts the resolution.

8.4.6

The board may also adopt resolutions without holding a meeting, provided that these resolutions are adopted in writing or by reproducible electronic communication and all directors entitled to vote have consented to adopting the resolution outside a meeting. Articles 8.4.3 and 8.4.5 equally apply to adoption by the board of resolutions without holding a meeting.

8.4.7	The General Meeting may make board resolutions subject to its approval provided that those resolutions have been clearly specified and notified to the board.

8.4.8	The board may not file for bankruptcy of the Company without a mandate from the General Meeting.

8.4.9	The board shall adhere to the directions of the General Meeting, unless the directions are contrary to the interests of the Company and its business.

8.5	Representation

8.5.1	The board or each Executive Director acting individually may represent the Company.

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8.5.2

If one shareholder holds all shares in the Company’s share capital and that shareholder also represents the Company, any legal acts entered into by the Company with this shareholder must be recorded in writing. This does not apply to legal acts that, under the terms stipulated, are part of the Company’s normal business.

8.5.3	The board may grant power to represent the Company (procuratie) or any other power to represent the Company on a continuing basis to one or more individuals whether or not employed by the Company.

9	GENERAL MEETINGS

9.1	Annual General Meeting

9.1.1

At least one General Meeting must be held during the Company’s financial year, unless the matters referred to in article 9.1.2 have been resolved on without holding a meeting in accordance with article 9.5 (Resolutions without holding a meeting).

9.1.2	The agenda for the annual General Meeting must in any case include the following items:

(a)	if article 2:391 BW applies to the Company, the deliberations on the management report;

(b)	the adoption of the annual accounts;

(c)	the allocation of profits;

(d)	the discharge of Executive Directors in office in the preceding financial year for their management in that financial year; and

(e)	the discharge of Non-Executive Directors in office in the preceding financial year for their supervision of the Executive Directors in that financial year.

9.1.3

The items referred to in article 9.1.2 do not need to be included on the agenda if the deadline for preparing the annual accounts and, if applicable, presenting the management report has been extended or if the agenda includes a proposal to that effect. The items referred to in article 9.1.2(a), (b) and (d) do not need to be included in the agenda if the annual accounts are adopted in the manner provided for in article 10.1.6.

9.1.4	A General Meeting must furthermore be convened whenever the board deems it necessary.

9.2	Location and notice of meetings

9.2.1	General Meetings are held in the municipality where the Company has its seat or in the municipality of Hoofddorp or Haarlemmermeer (Schiphol).

9.2.2	The notice of General Meetings must be given in accordance with the deadline referred to in article 2:225 BW.

9.2.3	The notice must specify the agenda, as well as the location and time of the General Meeting.

9.3	Order of business at the meeting

9.3.1	The General Meeting appoints its chairman. The chairman appoints a secretary.

9.3.2	Minutes must be kept of the business transacted at the meeting.

9.3.3	Directors may attend General Meetings and have an advisory vote at General Meetings in their capacity of director.

9.4	Voting procedure and proxy

9.4.1	Each share confers the right to cast one vote at the General Meeting. Blank votes and invalid votes are regarded as not having been cast.

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9.4.2	Resolutions are adopted by an absolute majority of the votes cast, unless the law or these articles of association specifically require a larger majority.

9.4.3	The board may resolve that each Person Entitled to Attend General Meetings may observe and take part in the General Meeting by electronic communication.

9.4.4	The board may resolve that each Person Entitled to Vote may exercise voting rights by electronic communication, either in person or by a proxy authorised in writing.

9.4.5	The board may attach conditions to the use of electronic communication. The notice of the General Meeting must set out these conditions or state where they can be consulted.

9.4.6	Persons Entitled to Attend General Meetings may be represented at the General Meeting by a proxy authorised in writing.

9.5	Resolutions without holding a meeting

9.5.1

Persons Entitled to Vote may also adopt any resolutions which they may adopt at a General Meeting without holding a meeting. The directors must be given the opportunity to give advice about a motion before the motion is voted on.

9.5.2

A resolution adopted without holding a meeting will only be valid if all Persons Entitled to Attend General Meetings consent to this form of adoption and the resolution is adopted either in writing or by reproducible electronic communication as required by law and these articles of association.

9.5.3	Persons who have adopted a resolution without holding a meeting shall immediately notify the board of the resolution.

10	FINANCIAL YEAR, ANNUAL REPORTING AND AUDITOR

10.1	Financial year and annual reporting

10.1.1	The financial year is the same as the calendar year.

10.1.2

Annually within five months after the end of each financial year the board shall prepare annual accounts and make these available at the Company’s office for inspection by the Persons Entitled to Attend General Meetings. The General Meeting may extend this period on the basis of special circumstances by no more than five months.

10.1.3

If the mandate referred to in article 10.2 (Auditor) has been given, the auditor’s statement must be added to the annual accounts. Furthermore, the management report must be added to the annual accounts, unless article 2:391 BW does not apply to the Company. The additional information referred to in article 2:392(1) BW must also be added insofar as that paragraph (1) applies to the Company.

10.1.4	The annual accounts must be signed by all directors; if any signature is missing, this must be stated and explained.

10.1.5	The General Meeting adopts the annual accounts, unless the annual accounts have already been adopted in accordance with article 10.1.6.

10.1.6

If all shareholders are also directors of the Company, the annual accounts will be adopted when all directors have signed the annual accounts, provided that all other Persons Entitled to Attend General Meetings have been given the opportunity to inspect the annual accounts and have consented to this manner of adoption. If the annual accounts are adopted in this manner, the directors will be discharged as referred to in article 9.1.2(d) and (e).

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10.2	Auditor

10.2.1

The Company may give a mandate to an auditor as referred to in article 2:393 BW to audit the annual accounts prepared by the board in accordance with article 2:393(3) BW. If the law so requires, the Company shall give this mandate.

10.2.2

The General Meeting gives the mandate to the auditor. If the General Meeting fails to give the mandate, the Executive Directors may not take part in the deliberations and decision-making concerning the mandate for the audit of the annual accounts to be given to the external auditor.

10.2.3

The mandate given to the auditor may be revoked by the General Meeting and by the corporate body which has given the mandate. The mandate may only be revoked for valid reasons and in accordance with article 2:393(2) BW.

10.2.4	The auditor shall report on the audit to the board and set out the results of the audit in an auditor’s statement on whether the annual accounts present a true and fair view.

11	PROFIT AND LOSS

11.1	Profit, loss and distributions on shares

11.1.1

The General Meeting allocates the profits determined by the adoption of the annual accounts, determines how a shortfall will be accounted for, and declares interim distributions from the profits or distributions from the reserves.

11.1.2

Shares held by the Company in its own share capital are not taken into account in determining how the amount to be distributed on shares is to be divided, unless these shares are subject to a right of pledge or a right of usufruct which entitles the holder of that right to the distribution.

11.1.3	Distributions are due four weeks after they have been declared, unless the General Meeting sets a different date at the board’s proposal.

11.1.4	The General Meeting may resolve that distributions will be fully or partly made other than in cash.

12	DISSOLUTION

12.1	Liquidation

12.1.1

If the Company is dissolved pursuant to a resolution of the General Meeting and its assets must be liquidated, the Executive Directors will become the liquidators unless the General Meeting appoints one or more other liquidators. The Non-Executive Directors supervise the liquidators.

12.1.2	The liquidation shall take place with due observance of the provisions of the law. During the liquidation period these articles of association shall, wherever possible, remain in full force.

12.1.3

Notwithstanding any other powers the liquidators may have pursuant to the law or these articles of association, the liquidators will be authorised to sell (or cause to be sold) assets in order to obtain net sale proceeds at least equal to the aggregate amount to be withheld in respect of any liquidation distribution under the Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965).

12.1.4

The balance of the assets of the Company remaining after all liabilities have been paid shall be distributed among the shareholders in proportion to the par value of their shareholdings in such manner as determined by the liquidators, unless the General Meeting has decided otherwise before or simultaneous with its resolution referred to under 12.1.1. If the distribution is (partly) made in kind the distribution shall be made in accordance with section 2:23b(3) sub a or 2:23b(3) sub c BW or a combination of those provisions.

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12.1.5	The liquidators may make an advance distribution to the parties entitled thereto pursuant to article 12.1.4, with due observance of section 2:23b(6) BW.

12.1.6

After the Company has ceased to exist, its books, records and other data carriers must remain in the custody of the person designated for that purpose by the General Meeting, for a period of seven years.

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VOORGESTELDE STATUTEN INTREPID I B.V.

STATUTEN:

1	DEFINITIES

In deze statuten gelden de volgende definities:

“Algemene Vergadering” betekent het orgaan dat bestaat uit de Stemgerechtigden, of de bijeenkomst waarin de Vergadergerechtigden vergaderen;

“BW” betekent het Burgerlijk Wetboek;

“Niet-Uitvoerend Bestuurder”: betekent een lid van het bestuur als bedoeld in artikel 8.1.1;

“Overdrager” een aandeelhouder die zijn aandelen wil overdragen;

“Stemgerechtigden” betekent aandeelhouders met stemrecht in de Algemene Vergadering, vruchtgebruikers met stemrecht in de Algemene Vergadering en pandhouders met stemrecht in de Algemene Vergadering;

“Uitvoerend Bestuurder”: betekent een lid van het bestuur als bedoeld in artikel 8.1.1;

“Vennootschap” betekent InterXion I B.V.;

“Vergadergerechtigden” betekent aandeelhouders, vruchtgebruikers met Vergaderrecht en pandhouders met Vergaderrecht; en

“Vergaderrecht” betekent het recht om, in persoon of bij schriftelijk gevolmachtigde, de Algemene Vergadering bij te wonen en daar het woord te voeren.

2	NAAM, ZETEL EN DOEL

2.1	Naam en zetel

2.1.1	De naam van de Vennootschap is: InterXion I B.V.

2.1.2	De Vennootschap heeft haar zetel in Amsterdam.

2.2	Doel

Het doel van de Vennootschap is:

(f)	het deelnemen in, het financieren van, het samenwerken met, het besturen van vennootschappen en andere ondernemingen;

(g)	het verlenen van adviezen en andere diensten;

(h)	het verkrijgen, exploiteren en vervreemden van industriële en intellectuele eigendomsrechten, alsmede van registergoederen;

(i)	het verstrekken van zekerheden voor schulden van rechtspersonen of andere vennootschappen die met haar in een groep verbonden zijn of voor schulden van derden;

(j)	het beleggen van vermogen; en

(k)	het verrichten van al hetgeen met het vorenstaande verband houdt of daartoe bevorderlijk kan zijn,

en alles wat in de ruimste zin van het woord verband houdt met of bevorderlijk kan zijn voor het doel.

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3	KAPITAAL EN UITGIFTE VAN AANDELEN

3.1	Kapitaal en aandelen

3.1.1	Het kapitaal van de Vennootschap bestaat uit één of meer aandelen met een nominale waarde van twee eurocent (EUR 0,02) elk.

3.1.2	De aandelen luiden op naam en zijn genummerd vanaf 1.

3.1.3	Aandeelbewijzen worden niet uitgegeven.

3.2	Uitgifte van aandelen

3.2.1	De Algemene Vergadering besluit tot uitgifte van aandelen en stelt de uitgifteprijs en de overige voorwaarden van uitgifte vast.

3.2.2	Aandelen worden niet uitgegeven tegen een uitgifteprijs die lager is dan de nominale waarde van de aandelen.

3.2.3	Aandelen worden uitgegeven bij notariële akte.

3.3	Voorkeursrecht

Als aandelen worden uitgegeven of rechten tot het nemen van aandelen worden verleend, heeft een aandeelhouder geen voorkeursrecht.

4	EIGEN AANDELEN

4.1	Verkrijging en vervreemding van eigen aandelen

4.1.1	Het bestuur beslist over de verkrijging door de Vennootschap van volgestorte aandelen. Verkrijging door de Vennootschap van niet volgestorte aandelen is nietig.

4.1.2	Als de Vennootschap eigen aandelen vervreemdt, is artikel 3.2.1 van overeenkomstige toepassing.

5	AANDEELHOUDERSREGISTER, OPROEPINGEN EN MEDEDELINGEN

5.1	Aandeelhoudersregister

5.1.1	Het bestuur houdt een aandeelhoudersregister als bedoeld in artikel 2:194 BW.

5.1.2	Het bestuur legt het aandeelhoudersregister ter inzage van de Vergadergerechtigden op het kantoor van de Vennootschap.

5.2	Oproepingen en mededelingen

5.2.1

Oproepingen en mededelingen aan Vergadergerechtigden worden schriftelijk gedaan aan de adressen die zijn vermeld in het aandeelhoudersregister. Als een Vergadergerechtigde hiermee instemt, kunnen oproepingen en mededelingen aan hem worden gedaan per e-mail.

5.2.2	Mededelingen aan het bestuur worden schriftelijk gedaan aan het adres van de Vennootschap, of per e-mail aan het adres dat voor dit doel bekend is gemaakt.

6	CERTIFICERING EN BEPERKTE RECHTEN OP AANDELEN

6.1	Certificering

Aan certificaten van aandelen kan geen Vergaderrecht worden verbonden.

6.2	Pandrecht

6.2.1	Aandelen kunnen worden verpand.

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6.2.2	Aan pandhouders kan het aan de aandelen verbonden stemrecht worden toegekend.

6.2.3	Alleen pandhouders die stemrecht hebben, hebben Vergaderrecht. Aandeelhouders die als gevolg van een pandrecht geen stemrecht hebben, hebben Vergaderrecht.

7	LEVERING VAN AANDELEN EN OVERDRACHTSBEPERKINGEN

7.1	Levering van aandelen

Aandelen worden geleverd bij notariële akte.

7.2	Overdrachtsbeperkingen

Een Overdrager mag zijn aandelen overdragen na goedkeuring door het bestuur. Dit geldt niet voor de Vennootschap die aandelen wil overdragen.

7.3	Procedure

7.3.1	Een Overdrager verzoekt om goedkeuring voor de overdracht door middel van een mededeling aan het bestuur. Bij deze mededeling moet de Overdrager aangeven:

(l)	het aantal aandelen dat hij wil overdragen; en

(m)	de personen aan wie hij die aandelen wil overdragen.

7.3.2

Binnen tweeënveertig dagen na ontvangst van de in artikel 7.3.1 bedoelde mededeling besluit het bestuur of het wel of niet goedkeuring verleent. Als het bestuur niet binnen die termijn besluit, wordt de goedkeuring geacht te zijn verleend.

7.3.3

Als het bestuur de goedkeuring weigert, moet het gelijktijdig een of meer gegadigden aanwijzen die bereid zijn de aandelen te kopen tegen contante betaling. De prijs wordt vastgesteld in overeenstemming met artikel 7.4.1. Als het bestuur geen gegadigden aanwijst, wordt de goedkeuring geacht te zijn verleend. De Vennootschap kan alleen gegadigde zijn met instemming van de Overdrager.

7.3.4	De Overdrager mag de aandelen overdragen binnen negentig dagen nadat de goedkeuring is verleend of wordt geacht te zijn verleend.

7.4	Prijsbepaling

7.4.1

De Overdrager en iedere aangewezen gegadigde treden in overleg om de prijs van de aandelen vast te stellen. Als zij geen overeenstemming bereiken, wordt de prijs vastgesteld door een onafhankelijke deskundige. Het bestuur en de Overdrager wijzen samen de deskundige aan. Als zij hierover geen overeenstemming bereiken, wordt de deskundige aangewezen door de voorzitter van de Koninklijke Notariële Beroepsorganisatie.

7.4.2	Nadat de deskundige de prijs aan de Overdrager bekend heeft gemaakt, heeft de Overdrager dertig dagen de tijd om te beslissen of hij zijn aandelen overdraagt aan de gegadigden.

7.4.3	De kosten van de prijsvaststelling zijn voor rekening van de Overdrager.

7.5	Verzuim

7.5.1

Onmiddellijk nadat de prijs in overleg is vastgesteld of nadat de termijn in artikel 7.4.2 is verstreken en de Overdrager of de gegadigde zich niet heeft teruggetrokken, mag iedere partij de overdracht van de aandelen vorderen tegen contante betaling.

7.5.2	Als er maar een gegadigde is en deze is in verzuim met de betaling, mag de Overdrager binnen negentig dagen alle aandelen overdragen aan de door hem opgegeven personen bedoeld in artikel 7.3.1(b).

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7.5.3

Als er meerdere gegadigden zijn, en een gegadigde is in verzuim met de betaling, doet de Overdrager daarvan binnen zeven dagen mededeling aan alle gegadigden. De gegadigden die niet in verzuim zijn, hebben vervolgens veertien dagen om de Overdrager te laten weten of zij de aandelen willen kopen die waren toebedeeld aan de gegadigde die in verzuim is. Daarbij geven zij aan hoeveel extra aandelen zij maximaal willen kopen. Als alle aandelen die waren toebedeeld aan de gegadigde die in verzuim is kunnen worden verkocht aan de overige gegadigden, komt een koopovereenkomst tot stand waarbij de Overdrager en de gegadigden zich niet kunnen terugtrekken. Als er op deze wijze geen koopovereenkomst tot stand komt voor al deze aandelen, gelden de overige koopovereenkomsten als ontbonden en mag de Overdrager binnen negentig dagen alle aandelen overdragen aan de door hem opgegeven personen bedoeld in artikel 7.3.1(b).

7.5.4

Als de Overdrager in verzuim is met de levering van de aandelen, is de Vennootschap onherroepelijk gemachtigd om de aandelen te leveren. Dat moet zij doen binnen tien dagen nadat een gegadigde dit aan de Vennootschap heeft verzocht.

8	BESTUUR (ONE-TIER BOARD)

8.1	Benoeming, schorsing, ontslag, belet en ontstentenis

8.1.1

De Vennootschap wordt bestuurd door het bestuur. Het bestuur bestaat uit één of meer Uitvoerende Bestuurders en één of meer Niet-Uitvoerende bestuurders. Het bestuur bepaalt het aantal Uitvoerende Bestuurders en het aantal Niet-Uitvoerende bestuurders. Een rechtspersoon kan wel worden benoemd tot Uitvoerende Bestuurder maar niet tot Niet-Uitvoerende Bestuurder.

8.1.2

De Algemene Vergadering benoemt de bestuurders. De Algemene Vergadering bepaalt bij de benoeming van een bestuurder of hij wordt benoemd tot Uitvoerende Bestuurder of Niet-Uitvoerende Bestuurder. De Algemene Vergadering kan bestuurders schorsen en ontslaan. Het bestuur kan een Uitvoerende Bestuurder schorsen.

8.1.3

De Niet-Uitvoerende Bestuurders houden toezicht op het beleid en de taakuitoefening van de Uitvoerende Bestuurders en op de algemene gang van zaken in de Vennootschap en de met haar verbonden onderneming. De Niet-Uitvoerende Bestuurders vervullen verder die taken die aan hen zijn toebedeeld bij of krachtens de wet of deze statuten. De Niet-Uitvoerende Bestuurders adviseren de Uitvoerende Bestuurders. De Uitvoerende Bestuurders verschaffen de Niet-Uitvoerende Bestuurders tijdig de gegevens die voor de uitoefening van hun taak noodzakelijk zijn.

8.1.4

Als een of meer bestuurders ontbreken of verhinderd zijn, wordt de Vennootschap bestuurd door de overblijvende bestuurder(s). Als alle Uitvoerende Bestuurders ontbreken of verhinderd zijn, kunnen de Niet-Uitvoerende Bestuurders een of meer tijdelijke Uitvoerende Bestuurders aanwijzen. Als alle Niet-Uitvoerende Bestuurders ontbreken of verhinderd zijn, worden de taken van de Niet-Uitvoerende Bestuurders tijdelijk vervuld door een persoon die daartoe door de Algemene Vergadering is aangewezen. Als alle Niet-Uitvoerende Bestuurders ontbreken, neemt deze persoon zo spoedig mogelijk de nodige maatregelen om een definitieve voorziening te treffen. Onder verhinderd wordt hier verstaan de situatie dat de bestuurder tijdelijk zijn functie niet kan uitoefenen als gevolg van:

(n)	schorsing;

(o)	ziekte; of

(p)	onbereikbaarheid.

8.2	Bezoldiging

Het bestuur stelt de beloning en andere voorwaarden vast die op de Uitvoerende Bestuurders van toepassing zijn. De Uitvoerende Bestuurders nemen niet deel aan de beraadslaging en besluitvorming over het vaststellen van de beloning van de Uitvoerende Bestuurders.

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8.3	Vergoeding kosten

Voorzover uit de wet niet anders voortvloeit, worden aan bestuurders en aan voormalige bestuurders vergoed:

(q)

de redelijke kosten van het voeren van verdediging tegen aanspraken wegens een handelen of nalaten in de uitoefening van hun functie of van een andere functie die zij op verzoek van de Vennootschap vervullen of hebben vervuld;

(r)	eventuele schadevergoedingen of boetes die zij verschuldigd zijn wegens een hierboven onder (a) vermeld handelen of nalaten; en

(s)

de redelijke kosten van het optreden in andere rechtsgedingen waarin zij als bestuurder of als voormalige bestuurder zijn betrokken met uitzondering van de gedingen waarin zij hoofdzakelijk een eigen vordering geldend maken.

Een betrokkene heeft geen aanspraak op de vergoeding als hiervoor bedoeld indien en voorzover (i) door de Nederlandse rechter bij gewijsde is vastgesteld dat het handelen of nalaten van de betrokkene kan worden gekenschetst als opzettelijk, bewust roekeloos of ernstig verwijtbaar, tenzij uit de wet anders voortvloeit of zulks in de gegeven omstandigheden naar maatstaven van redelijkheid en billijkheid onaanvaardbaar zou zijn of (ii) de kosten of het vermogensverlies van de betrokkene is gedekt door een verzekering en de verzekeraar deze kosten of dit vermogensverlies heeft uitbetaald. De Vennootschap kan ten behoeve van de betrokkenen verzekeringen tegen aansprakelijkheid afsluiten. Het bestuur kan al dan niet bij overeenkomst nadere uitvoering geven aan het vorenstaande.

8.4	Interne organisatie en besluitvorming

8.4.1

Het bestuur kan zijn interne aangelegenheden regelen in een schriftelijk reglement. Verder kunnen de bestuurders schriftelijk, al dan niet bij reglement, hun werkzaamheden onderling verdelen en daarbij bepalen dat een of meer bestuurders rechtsgeldig kunnen besluiten over zaken die tot zijn of hun taak behoren.

8.4.2	De Algemene Vergadering benoemt één van de Niet-Uitvoerende Bestuurders tot voorzitter van het bestuur.

8.4.3

Het bestuur vergadert wanneer een bestuurder dat nodig vindt. Het bestuur besluit bij volstrekte meerderheid van de uitgebrachte stemmen. Bij staking van stemmen beslist de Algemene Vergadering. De Niet-Uitvoerende Bestuurders nemen besluiten met een volstrekte meerderheid van de uitgebrachte stemmen.

8.4.4	Een bestuurder kan zich in de vergadering laten vertegenwoordigen door een andere bestuurder.

8.4.5

Een bestuurder neemt niet deel aan de beraadslaging en besluitvorming van het bestuur als hij daarbij een direct of indirect persoonlijk belang heeft dat tegenstrijdig is met het belang van de Vennootschap en de met haar verbonden onderneming. Als hierdoor geen bestuursbesluit kan worden genomen, neemt de Algemene Vergadering het besluit.

8.4.6

Het bestuur kan ook buiten vergadering besluiten nemen, mits dit schriftelijk of op reproduceerbare wijze langs elektronische weg gebeurt en alle stemgerechtigde bestuurders met deze wijze van besluitvorming hebben ingestemd. De artikelen 8.4.3 en 8.4.5 zijn van overeenkomstige toepassing op de besluitvorming van het bestuur buiten vergadering.

8.4.7	De Algemene Vergadering kan duidelijk omschreven en aan het bestuur meegedeelde bestuursbesluiten aan haar goedkeuring onderwerpen.

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8.4.8	Het bestuur kan zonder opdracht van de Algemene Vergadering geen aangifte doen tot faillietverklaring van de Vennootschap.

8.4.9	Het bestuur volgt de aanwijzingen van de Algemene Vergadering op, tenzij deze in strijd zijn met het belang van de Vennootschap en de met haar verbonden onderneming.

8.5	Vertegenwoordiging

8.5.1	Het bestuur of iedere Uitvoerende Bestuurder afzonderlijk, kan de Vennootschap vertegenwoordigen.

8.5.2

Als alle aandelen in het kapitaal van de Vennootschap worden gehouden door één aandeelhouder, en deze aandeelhouder ook de Vennootschap vertegenwoordigt, worden rechtshandelingen van de Vennootschap met deze enig aandeelhouder schriftelijk vastgelegd. Dit geldt niet voor rechtshandelingen die onder de bedongen voorwaarden tot de gewone bedrijfsuitoefening van de Vennootschap behoren.

8.5.3	Het bestuur kan aan één of meer personen, al dan niet in dienst van de Vennootschap, procuratie of op een andere wijze doorlopende vertegenwoordigingsbevoegdheid toekennen.

9	ALGEMENE VERGADERING

9.1	Jaarlijkse Algemene Vergadering

9.1.1

Tijdens het boekjaar van de Vennootschap wordt ten minste één Algemene Vergadering gehouden, tenzij over de onderwerpen als bedoeld in artikel 9.1.2 in overeenstemming met artikel 9.5 (Besluiten buiten vergadering) buiten vergadering is besloten.

9.1.2	De agenda voor de jaarlijkse Algemene Vergadering bevat in ieder geval de volgende onderwerpen:

(t)	de behandeling van het bestuursverslag als artikel 2:391 BW voor de Vennootschap geldt;

(u)	de vaststelling van de jaarrekening;

(v)	de bestemming van de winst;

(w)	de verlening van decharge aan Uitvoerende Bestuurders die in het afgelopen boekjaar in functie waren, voor hun bestuur over dat boekjaar; en

(x)	de verlening van decharge aan Niet-Uitvoerende Bestuurders die in het afgelopen boekjaar in functie waren voor hun toezicht op de Uitvoerende Bestuurders over dat boekjaar.

9.1.3

De in artikel 9.1.2 bedoelde onderwerpen hoeven niet te worden opgenomen in de agenda als de termijn voor het opmaken van de jaarrekening en, als dat van toepassing is, voor het overleggen van het bestuursverslag is verlengd, of een voorstel daartoe op die agenda is geplaatst. De in artikel 9.1.2(a), (b) en (d) bedoelde onderwerpen hoeven niet op die agenda te worden opgenomen als de jaarrekening wordt vastgesteld op de wijze als bepaald in artikel 10.1.6.

9.1.4	Een Algemene Vergadering wordt verder bijeengeroepen wanneer het bestuur dat nodig vindt.

9.2	Plaats en oproeping

9.2.1	Algemene Vergaderingen worden gehouden in de gemeente waar de Vennootschap haar zetel heeft, de gemeente Hoofddorp of Haarlemmermeer (Schiphol).

9.2.2	De oproeping vindt plaats met inachtneming van de termijn als bedoeld in artikel 2:225 BW.

9.2.3	Bij de oproeping wordt de agenda vermeld en ook de plaats en het tijdstip van de Algemene Vergadering.

9.3	Vergaderorde

9.3.1	De Algemene Vergadering benoemt zelf haar voorzitter. De voorzitter wijst de secretaris aan.

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9.3.2	De Algemene Vergadering wordt genotuleerd.

9.3.3	De bestuurders kunnen de Algemene Vergaderingen bijwonen en hebben als zodanig in de Algemene Vergaderingen een raadgevende stem.

9.4	Stemprocedure en volmacht

9.4.1	In de Algemene Vergadering geeft ieder aandeel recht op het uitbrengen van een stem. Blanco stemmen en ongeldige stemmen worden aangemerkt als niet uitgebracht.

9.4.2	Besluiten worden genomen bij volstrekte meerderheid van de uitgebrachte stemmen, tenzij bij de wet of deze statuten uitdrukkelijk een grotere meerderheid wordt voorgeschreven.

9.4.3	Het bestuur kan besluiten dat iedere Vergadergerechtigde door middel van een elektronisch communicatiemiddel rechtstreeks kennis kan nemen van en deel kan nemen aan de Algemene Vergadering.

9.4.4	Het bestuur kan besluiten dat iedere Stemgerechtigde door middel van een elektronisch communicatiemiddel in persoon of door een schriftelijk gevolmachtigde het stemrecht kan (doen) uitoefenen.

9.4.5	Het bestuur kan voorwaarden verbinden aan het gebruik van het elektronisch communicatiemiddel. In de oproeping worden deze voorwaarden vermeld of wordt vermeld waar deze kunnen worden geraadpleegd.

9.4.6	Vergadergerechtigden kunnen zich in de Algemene Vergadering door een schriftelijk gevolmachtigde laten vertegenwoordigen.

9.5	Besluiten buiten vergadering

9.5.1

Stemgerechtigden kunnen alle besluiten die zij in een Algemene Vergadering kunnen nemen ook buiten vergadering nemen. De bestuurders worden in de gelegenheid gesteld voorafgaand aan de besluitvorming over het voorstel advies uit te brengen.

9.5.2

Een besluit buiten vergadering is alleen geldig als alle Vergadergerechtigden met deze wijze van besluitvorming hebben ingestemd en het voorstel verder schriftelijk of op reproduceerbare wijze langs elektronische weg is aangenomen zoals wordt voorgeschreven door de wet en deze statuten.

9.5.3	Degenen die buiten vergadering een besluit hebben genomen, stellen het bestuur meteen in kennis van het genomen besluit.

10	BOEKJAAR, JAARSTUKKEN EN ACCOUNTANT

10.1	Boekjaar en jaarstukken

10.1.1	Het boekjaar is gelijk aan het kalenderjaar.

10.1.2

Jaarlijks binnen vijf maanden na afloop van elk boekjaar maakt het bestuur een jaarrekening op en legt zij deze voor de Vergadergerechtigden ter inzage op het kantoor van de Vennootschap. Op grond van bijzondere omstandigheden kan de Algemene Vergadering deze termijn verlengen met ten hoogste vijf maanden.

10.1.3

Als de in artikel 10.2 (Accountant) bedoelde opdracht aan een accountant is verleend, wordt de verklaring van de accountant bij de jaarrekening gevoegd. Daarnaast wordt het bestuursverslag bij de jaarrekening gevoegd, tenzij artikel 2:391 BW niet voor de Vennootschap geldt. Ook worden de in artikel 2:392 lid 1 BW bedoelde overige gegevens bijgevoegd, voor zover het in dat lid bepaalde op de Vennootschap van toepassing is.

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10.1.4	Alle bestuurders ondertekenen de jaarrekening; ontbreekt een ondertekening, dan wordt daarvan melding gemaakt onder opgaaf van de reden.

10.1.5	De Algemene Vergadering stelt de jaarrekening vast, tenzij de jaarrekening al in overeenstemming met artikel 10.1.6 is vastgesteld.

10.1.6

Als alle aandeelhouders ook bestuurders van de Vennootschap zijn, geldt de ondertekening van de jaarrekening door alle bestuurders ook als vaststelling van de jaarrekening, mits alle overige Vergadergerechtigden in de gelegenheid zijn geweest om kennis te nemen van de opgemaakte jaarrekening en met deze wijze van vaststelling hebben ingestemd. Als de jaarrekening op deze wijze is vastgesteld, leidt dat tot decharge van bestuurders zoals bedoeld in artikel 9.1.2(d) en (e).

10.2	Accountant

10.2.1

De Vennootschap kan een accountant als bedoeld in artikel 2:393 BW de opdracht verlenen om de door het bestuur opgemaakte jaarrekening te onderzoeken in overeenstemming met lid 3 van dat artikel. Als de wet dat verlangt, moet de Vennootschap deze opdracht verlenen.

10.2.2

De Algemene Vergadering verleent de opdracht aan de accountant. De Uitvoerende Bestuurders nemen niet deel aan de beraadslaging en besluitvorming over de verlening van de opdracht tot onderzoek van de jaarrekening aan een externe accountant indien de Algemene Vergadering niet tot opdrachtverlening is overgegaan.

10.2.3

De Algemene Vergadering en degene die de opdracht heeft verleend kunnen de aan de accountant verleende opdracht intrekken. Intrekking van de opdracht kan alleen om gegronde redenen en met inachtneming van artikel 2:393 lid 2 BW.

10.2.4	De accountant brengt over zijn onderzoek verslag uit aan het bestuur en geeft de uitslag van zijn onderzoek weer in een verklaring over de getrouwheid van de jaarrekening.

11	WINST EN VERLIES

11.1	Winst, verlies en uitkeringen op aandelen

11.1.1

De Algemene Vergadering bestemt de winst die door vaststelling van de jaarrekening is bepaald, bepaalt hoe een tekort wordt verwerkt en stelt tussentijdse uitkeringen uit de winst of uitkeringen uit reserves vast.

11.1.2

Bij de berekening van de verdeling van een uitkering tellen de aandelen die de Vennootschap in haar kapitaal houdt niet mee, tenzij op deze aandelen een pandrecht of een recht van vruchtgebruik rust ten gevolge waarvan het recht op uitkering toekomt aan de pandhouder of de vruchtgebruiker.

11.1.3	Uitkeringen zijn opeisbaar vier weken na vaststelling, tenzij de Algemene Vergadering op voorstel van het bestuur een andere datum bepaalt.

11.1.4	De Algemene Vergadering kan besluiten dat uitkeringen geheel of gedeeltelijk in een andere vorm dan in geld worden uitgekeerd.

12	ONTBINDING

12.1	Vereffening

12.1.1

Als de Vennootschap wordt ontbonden en haar vermogen moet worden vereffend, worden de Uitvoerende Bestuurders vereffenaars, tenzij de Algemene Vergadering een of meer andere vereffenaars benoemt. De Niet-Uitvoerende Bestuurders houden toezicht op de vereffenaars.

12.1.2	De vereffening geschiedt met inachtneming van de wettelijke bepalingen. Tijdens de vereffening blijven deze statuten voor zover mogelijk van kracht.

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12.1.3

Onverminderd de bevoegdheden van de vereffenaars op grond van de wet of deze statuten, hebben de vereffenaars de bevoegdheid vermogensbestanddelen te verkopen (of te doen verkopen) teneinde een netto verkoopopbrengst te realiseren die ten minste gelijk is aan het totale bedrag dat moet worden ingehouden op een liquidatie-uitkering op grond van de Wet op de dividendbelasting 1965.

12.1.4

Dat wat na voldoening van alle schulden van het vermogen van de Vennootschap is overgebleven, wordt verdeeld tussen de aandeelhouders naar verhouding van het nominale bedrag van hun aandelenbezit op zodanige wijze als bepaald door de vereffenaars, tenzij de algemene vergadering anders heeft besloten voorafgaand aan of gelijktijdig met het besluit bedoeld onder artikel 12.1.1. Indien de uitkering (deels) in natura wordt gedaan, dan zal de uitkering plaatsvinden met inachtneming van artikel 2:23b(3) sub a of 2:23b(3) sub c BW of een combinatie van beide bepalingen.

12.1.5	De vereffenaars kunnen een uitkering bij voorbaat doen aan de op grond van artikel 12.1.4 daartoe gerechtigden, met inachtneming van artikel 2:23b(6) BW.

12.1.6

Nadat de Vennootschap heeft opgehouden te bestaan, worden haar boeken, bescheiden en andere gegevensdragers gedurende zeven jaar bewaard door degene die daartoe door de Algemene Vergadering is aangewezen.

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ANNEX A

EXPLANATION TO THE MERGER PROPOSAL

INTERXION HOLDING N.V., INTREPID II B.V., AND INTREPID I B.V.

DATE: JANUARY 23, 2020

The undersigned:

1.

(a)	David Charles Ruberg;

(b)	Jean Francois Henri Pierre Mandeville;

(c)	Mark Stephen Heraghty;

(d)	Frank Eberhard Esser;

(e)	Robert Arnold Ruijter; and

(f)	David William Lister,

together constituting the entire board of InterXion Holding N.V., a public limited liability company, having its corporate seat in Amsterdam, the Netherlands, address at Scorpius 30, 2132 LR Hoofddorp, the Netherlands, with Trade Register number 33301892 (the “Company”);

2.	Jeannie Lee,

constituting the entire board of Intrepid II B.V., a private limited liability company, having its corporate seat in Amsterdam, the Netherlands, address at Paul van Vlissingenstraat 16, 1096 BK Amsterdam, the Netherlands, with Trade Register number 76490866 (“Intrepid II”);

and

3.	Jeannie Lee,

constituting the entire board of Intrepid I B.V., a private limited liability company, having its corporate seat in Amsterdam, the Netherlands, address at Paul van Vlissingenstraat 16, 1096 BK Amsterdam, the Netherlands, with Trade Register number 76488586 (“Intrepid I”),

(the Company, Intrepid II and Intrepid I, together the “Merging Companies”),

whereas:

(A)

In relation to the public offer for all outstanding shares in the share capital of the Company as announced by Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.) (“Buyer”) and the Company on October 29, 2019, Buyer, the Company and Digital Realty Trust, Inc. (“Parent”) entered into a purchase agreement on October 29, 2019 (the “Purchase Agreement”).

(B)

Intrepid I and Intrepid II have been incorporated for the purpose of a triangular legal merger (juridische driehoeksfusie), and certain following actions, in relation to the public offer in accordance with the Purchase Agreement and as further described in the “Schedule TO”, published on or about the date hereof (the “Schedule TO”). Intrepid I is a wholly owned subsidiary of Buyer, Intrepid II is a wholly owned subsidiary of Intrepid Midco B.V., a private limited liability company, having its corporate seat in Amsterdam, the Netherlands, address at Paul van Vlissingenstraat 16, 1096 BK Amsterdam, the Netherlands, with Trade Register number 77016955 (“Midco”), and Midco is a wholly owned subsidiary of Intrepid I.

(C)

The Merging Companies intend to enter into a legal triangular merger in accordance with title 2.7 of the Dutch Civil Code (“DCC”) as a result of which (i) Intrepid II shall acquire all assets and liabilities of the Company by universal succession of title (algemene titel) and the Company shall cease to exist, (ii) Intrepid I shall allot (toekennen) shares in its share capital to the shareholders of the Company in the proportion of one (1) Company share to five (5) Intrepid I shares and (iii) the Company will, as a consequence of it ceasing to exist, be delisted from the New York Stock Exchange (the “Legal Merger”).

(D)

Upon the Legal Merger becoming effective (the “Effective Time”), in accordance with the terms of the Purchase Agreement, the Buyer and Intrepid I will execute a share sale agreement (the “Post-Merger Share Sale Agreement”), pursuant to which Intrepid I shall sell and transfer the sole ordinary paid up share in the share capital of Midco, constituting the entire issued share capital of Midco, to Buyer, or such assignee as determined in accordance with the Purchase Agreement, for such consideration as described in the Post-Merger Share Sale Agreement.

and hereby declare the following:

Intrepid II shall merge with the Company in accordance with title 2.7 DCC, whereby Intrepid II shall acquire all assets and liabilities of the Company by universal succession of title (algemene titel) and pursuant to which the Company shall cease to exist and the indirect sole shareholder of Intrepid II, being Intrepid I, shall allot (toekennen) shares in its share capital to the shareholders of the Company.

1	RATIONALE

The Merging Companies have the following reasons for undertaking the Legal Merger.

The Legal Merger is part of the “Post-Offer Reorganization” as further described in the Purchase Agreement. In particular:

(a)	the Legal Merger results in a swift delisting of the Company from the New York Stock Exchange;

(b)	the Legal Merger eliminates the costs of the Company associated with being a listed company on the New York Stock Exchange, swiftly following the delisting;

(c)

the Legal Merger allows the Company to cease to be a United States of America reporting company and to eliminate the costs and liability associated with being a United States of America reporting company, swiftly following the closing of the transaction; and

(d)

the Legal Merger leads to a simplification of the organizational structure of the group of companies the Merging Companies are part of at the time the Legal Merger is concluded, which reduces costs in general.

2	CONSEQUENCES

It is anticipated that the Legal Merger will have the following consequences with respect to the activities of the Merging Companies.

The only consequence in respect of the business operations of the Merging Companies is that all activities of the Company will be continued by Intrepid II.

From a legal point of view, as a consequence of the Legal Merger, the Company shall cease to exist, all its assets and liabilities shall be acquired under universal succession of title (algemene titel) by Intrepid II, and the shareholders of the Company shall become shareholders of Intrepid I, which will then be the indirect sole shareholder of Intrepid II.

From an economic point of view the Legal Merger has no consequences.

From a social point of view the Legal Merger has the effect that any employees that are employed by the Company shall be employed by Intrepid II by operation of law, without losing any entitlements that such employees have acquired.

The Legal Merger is part of the “Post-Offer Reorganization” as further described in the Purchase Agreement, which may be followed, in each case as contemplated by the Purchase Agreement, by:

(a)	Intrepid I being dissolved and making a liquidation distribution of the proceeds described in the Post-Merger Share Sale Agreement, following which Intrepid I will be liquidated; or

(b)	Dutch statutory squeeze out proceedings being initiated in respect of Intrepid I.

3	SHARE EXCHANGE RATIO

The share exchange ratio is as follows: (i) for one (1) ordinary share, with a par value of ten eurocent (EUR 0.10) each, in the share capital of the Company, five (5) shares, with a par value of two eurocent (EUR 0.02) each, in the share capital of Intrepid I shall be allotted and (ii) for one (1) fractional share (onderaandeel), with a par value of two eurocent (EUR 0.02) each, in the share capital of the Company, one (1) share, with a par value of two eurocent (EUR 0.02) each, in the share capital of Intrepid I shall be allotted.

To determine the share exchange ratio, the following considerations have been taken into account:

(a)	Intrepid II has no assets and liabilities and is not expected to have any assets and liabilities at the Effective Time, other than the payment on the sole outstanding share in its share capital;

(b)

both at the date of this explanation to the merger proposal and immediately before the Effective Time, Intrepid I is, and shall be, the indirect sole shareholder of Intrepid II and the only assets of Intrepid I are, and shall be, formed by the payment on the sole outstanding share in the share capital of Intrepid I and its shareholding in Midco, whose only assets are its shareholding in Intrepid II and the payment on the sole outstanding share in the share capital of Midco;

(c)	Intrepid II’s assets and liabilities immediately following the Effective Time are the same as the Company’s assets and liabilities immediately before the Effective Time;

(d)

the sole outstanding share in the share capital of Intrepid I at the time of the merger proposal shall be repurchased against the par value of such share and accordingly does not influence the share exchange ratio; and

(e)

consequently, there is no necessity for determining an exact exchange ratio in relation to the Legal Merger in order to compensate holders of Company shares or fractional shares for the loss of their respective Company shares or fractional shares by allotting a proportionate number of Intrepid I shares in exchange for such Company shares or fractional shares in the ratio set out above.

The above considerations result in the conclusion that the exchange ratio can be, and therefore has been, determined at the Merging Companies’ discretion.

The par value of a Company share is EUR 0.10 and of a Company fractional share is EUR 0.02. In order to eliminate the Company fractional shares, the par value of each Intrepid I share shall be EUR 0.02 and therefore the share exchange ratio has been set at five (5) Intrepid I shares for each share in the share capital of the Company and one (1) Intrepid I share for each fractional share in the share capital of the Company.

Because of the reasons described above, the exchange ratio is considered to be suitable and appropriate.

The method applied to determine the exchange ratio as described above does not lead to a specific valuation. As described above, any valuation would be irrelevant for the above-mentioned method for determining the exchange ratio.

Because only one method was applied to determine the exchange ratio, the relative weight of multiple methods is not addressed in this explanation to the merger proposal.

There have been no particular difficulties with the valuation and with the determination of the exchange ratio.

(signature pages follow)

This explanation to the merger proposal was executed on the date mentioned at the beginning of this document by:

InterXion Holding N.V.

the undersigned, acting in their capacity as the directors of InterXion Holding N.V.

/s/ D.C. Ruberg		/s/ J.F.H.P. Mandeville
Name:	D.C. Ruberg	Name:	J.F.H.P. Mandeville
Title:	Executive director (CEO)	Title:	Non-executive director

/s/ M.S. Heraghty		/s/ F.E. Esser
Name:	M.S. Heraghty	Name:	F.E. Esser
Title:	Non-executive director	Title:	Non-executive director

/s/ R.A. Ruijter		/s/ D.W. Lister
Name:	R.A. Ruijter	Name:	D.W. Lister
Title:	Non-executive director	Title:	Non-Executive director

Signature page explanation to the merger proposal regarding the legal merger between

InterXion Holding N.V., Intrepid II B.V. and Intrepid I B.V.

Intrepid II B.V.

the undersigned, acting in its capacity as the sole director of Intrepid II B.V.

/s/ J. Lee
By:	J. Lee
Title:	director

Signature page explanation to the merger proposal regarding the legal merger between

InterXion Holding N.V., Intrepid II B.V. and Intrepid I B.V.

Intrepid I B.V.

the undersigned, acting in its capacity as the sole director of Intrepid I B.V.

/s/ J. Lee
By:	J. Lee
Title:	director

Signature page explanation to the merger proposal regarding the legal merger between

InterXion Holding N.V., Intrepid II B.V. and Intrepid I B.V.

ANNEX B

VOORSTEL TOT SPLITSING INTERXION HOLDING N.V. Datum: 23 januari 2020	DEMERGER PROPOSAL INTERXION HOLDING N.V. Date: January 23, 2020
De ondergetekenden:	The undersigned:

1.

(a)   David Charles Ruberg;

(b)   Jean Francois Henri Pierre Mandeville;

(c)   Mark Stephen Heraghty;

(d)   Frank Eberhard Esser;

(e)   Robert Arnold Ruijter; en

(f)   David William Lister,

tezamen vormend het voltallig bestuur van InterXion Holding N.V., een naamloze vennootschap, statutair gevestigd in Amsterdam, met adres Scorpius 30, 2132 LR Hoofddorp, met Handelsregisternummer: 33301892 (de “Vennootschap”).

1.

(a)   David Charles Ruberg;

(b)   Jean Francois Henri Pierre Mandeville;

(c)   Mark Stephen Heraghty;

(d)   Frank Eberhard Esser;

(e)   Robert Arnold Ruijter; and

(f)   David William Lister,

together constituting the entire board of InterXion Holding N.V., a public limited liability company, having its corporate seat in Amsterdam, the Netherlands, address at Scorpius 30, 2132 LR Hoofddorp, the Netherlands, with Trade Register number: 33301892 (the “Company”).

nemen in aanmerking:	whereas:

(A)  In verband met het door Digital Intrepid Holding B.V. (voorheen genoemd: DN 39J 7A B.V.) (“Koper”) en de Vennootschap aangekondigde openbare bod op alle uitstaande aandelen in het aandelenkapitaal van de Vennootschap op 29 oktober 2019, zijn Koper, de Vennootschap en Digital Realty Trust, Inc.(“Moedermaatschappij”) een koopovereenkomst aangegaan op 29 oktober 2019 (de “Koopovereenkomst”).

(A)  In relation to the public offer for all outstanding shares in the share capital of the Company as announced by Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.) (“Buyer”) and the Company on October 29, 2019, Buyer, the Company and Digital Realty Trust, Inc. (“Parent”) entered into a purchase agreement on October 29, 2019 (the “Purchase Agreement”).

(B) De Vennootschap is voornemens juridisch af te splitsen in de zin van artikel 2:334a lid 3 BW en artikel 2:334c BW, waarbij:	(B) The Company intends to demerge in accordance with section 2:334a subsection 3 of the Dutch Civil Code (“DCC”) (juridische afsplitsing) and section 2:334c DCC, pursuant to which:

i.   de Vennootschap, ter gelegenheid van de splitsing, een besloten vennootschap met beperkte aansprakelijk opricht InterXion SplitCo B.V. (“SplitCo”), die haar zetel in Amsterdam, Nederland zal hebben;

ii.  SplitCo alle activa en passiva van de Vennootschap onder algemene titel verwerft;

iii.   de Vennootschap ter gelegenheid van de splitsing blijft bestaan; en

iv.   het enig geplaatste aandeel in het kapitaal van SplitCo wordt toegekend aan de Vennootschap, (de “Juridische Splitsing”).

i.   the Company will, at the occasion of the demerger, incorporate a private limited liability company: InterXion SplitCo B.V. (“SplitCo”), which is to have its corporate seat in Amsterdam, the Netherlands;

ii.  SplitCo will acquire all assets and liabilities of the Company by universal succession of title (algemene titel);

iii.   the Company at the occasion of the demerger continues to exist; and

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iv. the sole issued share in the share capital of SplitCo is allotted to the Company, (the “Legal Demerger”).

(C)  Na het van kracht worden van de Juridische Splitsing, in overeenstemming met de voorwaarden van de Koopovereenkomst, zal de Vennootschap uitvoering geven aan een overeenkomst tot verkoop van aandelen (de “Post-Demerger Share Sale Agreement”), op grond waarvan de Vennootschap het enige gewone volgestorte aandeel in het aandelenkapitaal van SplitCo, vormend het volledig geplaatste aandelenkapitaal van SplitCo, zal verkopen en overdragen aan Koper, of een aangewezen partij zoals bepaald in overeenstemming met de Koopovereenkomst, tegen de vergoeding zoals beschreven in de Post-Demerger Share Sale Agreement.

(C)  Upon the Legal Demerger becoming effective, in accordance with the terms of the Purchase Agreement, the Company will execute a share sale agreement (the “Post-Demerger Share Sale Agreement”), pursuant to which the Company shall sell and transfer the sole ordinary paid up share in the share capital of SplitCo, constituting the entire issued share capital of SplitCo, to Buyer, or such assignee as determined in accordance with the Purchase Agreement, against such consideration as described in the Post-Demerger Share Sale Agreement.

(D)  De Juridische Splitsing maakt onderdeel uit van de “Post Offer Reorganization” zoals verder beschreven in de Koopovereenkomst, wat in elk geval, zoals bepaald in de Koopovereenkomst, erin kan resulteren dat:

(a)   de Vennootschap kan worden ontbonden en een liquidatie-uitkering kan doen van de opbrengst zoals beschreven in de Post-Demerger Share Sale Agreement, waarna de Vennootschap wordt vereffend; of

(b)   de Nederlandse wettelijke uitkoopprocedure ten aanzien van de Vennootschap kan worden ingesteld.

(D)  The Legal Demerger is part of the “Post-Offer Reorganization” as further described in the Purchase Agreement, which may result, in each case as contemplated by the Purchase Agreement, in:

(a)   the Company being dissolved and making a liquidation distribution of the proceeds as described in the Post-Demerger Share Sale Agreement, following which the Company will be liquidated; or

(b)   Dutch statutory squeeze out proceedings being initiated in respect of the Company.

(E) De Vennootschap kent geen raad van commissarissen.	(E) The Company does not have a supervisory board.

(F) De Vennootschap is niet ontbonden, noch failliet verklaard en heeft geen surseance van betaling aangevraagd.	(F) The Company has not been dissolved, has not been declared bankrupt and has not applied for a suspension of payments.

(G)  Op alle geplaatste aandelen in het aandelenkapitaal van de Vennootschap is het nominaal bedrag gestort en voor gemelde aandelen zijn geen certificaten van aandelen uitgegeven met medewerking van de Vennootschap.

(G)  The par value of all issued shares in the share capital of the Company has been fully paid up and no depositary receipts for shares have been issued with the cooperation of the Company with respect to the issued shares.

en doen hierbij het volgende	and hereby put forward the following
VOORSTEL TOT SPLITSING:	DEMERGER PROPOSAL:

1.  De Vennootschap zal splitsen in de zin van artikel 2:334a lid 3 BW en artikel 2:334c BW waarbij:

i.   de Vennootschap, ter gelegenheid van de Juridische Splitsing, SplitCo opricht, met zetel in Amsterdam, Nederland;

1. The Company will demerge in accordance with section 2:334a subsection 3 DCC (juridische afsplitsing) and section 2:334c DCC, pursuant to which:

2

ii.  SplitCo alle activa en passiva van de Vennootschap onder algemene titel verwerft

iii.   de Vennootschap ter gelegenheid van de Juridische Splitsing blijft bestaan; en

iv.   het enig geplaatste aandeel in het kapitaal van SplitCo wordt toegekend aan de Vennootschap.

i.   the Company will, at the occasion of the Legal Demerger, incorporate SplitCo, with statutory seat in Amsterdam, the Netherlands;

ii.  SplitCo will acquire all assets and liabilities of the Company by universal succession of title (algemene titel);

iii.   the Company at the occasion of the Legal Demerger continues to exist; and

iv.   the sole share in the share capital of SplitCo is allotted to the Company.

2.  De statuten van de Vennootschap luiden thans als aangegeven in de aan dit splitsingsvoorstel gehechte Bijlage A. De Vennootschap zal, indien daartoe verzocht door Moedermaatschappij of Koper, worden omgezet in een besloten vennootschap met beperkte aansprakelijkheid en zullen de statuten worden gewijzigd conform de tekst opgenomen in de aan dit voorstel gehechte Bijlage B. De statuten van de Vennootschap zullen ter gelegenheid van de Juridische Splitsing niet worden gewijzigd. Het concept van de akte van oprichting van SplitCo is aan dit splitsingsvoorstel gehecht als Bijlage C.

De hierboven gemelde bijlagen maken een integraal onderdeel uit van dit splitsingsvoorstel.

2.  The articles of association of the Company currently read as set forth in Schedule A attached to this demerger proposal. The Company will, if so required by Parent or Buyer in accordance with the Purchase Agreement, be converted into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) and the articles of association of the Company will be amended to read as set forth in Schedule B attached to this proposal. The articles of association of the Company will not be amended at the occasion of the Legal Demerger. The draft deed of incorporation of SplitCo is attached to this demerger proposal as Schedule C.

The schedules mentioned above form an integrated part of this demerger proposal.

3. Alle activa en passiva van de Vennootschap zullen onder algemene titel overgaan op SplitCo.	3. All assets and liabilities of the Company will pass to SplitCo by universal succession of title (algemene titel).

4.  De beschrijving aan de hand waarvan kan worden bepaald welke activa en passiva van de Vennootschap zullen overgaan op SplitCo is gehecht aan dit splitsingsvoorstel als Bijlage D. Bijlage D maakt een integraal onderdeel uit van dit splitsingsvoorstel. In Bijlage D zijn voorts de pro forma winst- en verliesrekening van SplitCo en de Vennootschap opgenomen.

4.  The description (beschrijving) pursuant to which it can be determined which assets and liabilities of the Company will transfer to SplitCo is attached to this demerger proposal as Schedule D. Schedule D forms an integrated part of this demerger proposal. Schedule D also shows the pro forma profit and loss accounts of SplitCo and the Company.

5.  De waarde, vastgesteld per 1 oktober 2019 en berekend met inachtneming van de waarderingsmethoden als bedoeld in artikel 2:334g lid 2 BW, van (i) alle activa en passiva die SplitCo zal verkrijgen, alsmede (ii) de waarde van het enig aandeel in het kapitaal van SplitCo dat bij de Juridische Splitsing aan de Vennootschap zal worden toegekend, blijkt uit de onder 4 voormelde beschrijving.

5.  The value, determined as of October 1, 2019 and calculated in accordance with the valuation methods referred to in section 2:334g subsection 2 of the DCC, of (i) all assets and liabilities that SplitCo will acquire, and (ii) the value of the sole share in the share capital of SplitCo to be allotted to the Company pursuant to the Legal Demerger, appears from the description referred to under paragraph 4.

3

6.  Voor zover er op het tijdstip van het van kracht worden van de Juridische Splitsing (rechts)personen zijn die ten opzichte van de Vennootschap bijzondere rechten hebben, anders dan als aandeelhouder als bedoeld in artikel 2:334p juncto artikel 2:334f lid 2 sub f BW, zullen deze (rechts)personen per de datum van het van kracht worden van de Juridische Splitsing een gelijkwaardig recht in SplitCo of een gelijkwaardige vergoeding in de zin van de hiervoor genoemde wettelijke bepalingen verkrijgen.

6.  To the extent that, at the time of realization of the Legal Demerger, there are (legal) persons who have special rights vis-à-vis the Company, other than those in the capacity of shareholders, within the meaning of section 2:334p in conjunction with section 2:334f subsection 2 sub f DCC, the (legal) persons will acquire an equivalent right in SplitCo or compensation as of the effective date of the Legal Demerger, within the meaning of the statutory provisions mentioned above.

7. Er zal in verband met de Juridische Splitsing geen enkel voordeel worden toegekend aan de bestuurders van de Vennootschap of aan enige bij de voorgenomen splitsing betrokken derde.	7. In connection with the Legal Demerger, no benefits will be granted to directors of the Company; nor will these be granted to any third party involved in the demerger.

8.  Het voornemen bestaat om het bestuur van SplitCo ter gelegenheid van de Juridische Splitsing als volgt samen te stellen: de Vennootschap.

Het voornemen bestaat om ter gelegenheid van de Juridische Splitsing geen wijzigingen aan te brengen in de samenstelling van het bestuur van de Vennootschap.

8.  The intended composition of the board of SplitCo at the occasion of the Legal Demerger is as follows: the Company.

No changes are intended in the composition of the board of the Company at the occasion of the Legal Demerger.

9.  Enige en alle overeenkomsten, met inbegrip van financiële en niet-financiële overeenkomsten tussen Koper en de Vennootschap zullen, wanneer de Juridische Splitsing van kracht is geworden, volledig van kracht blijven tussen Koper en SplitCo.

9.  Any and all agreements, including any financial and non-financial arrangements, between Buyer and the Company will, upon the Legal Demerger having become effective, continue to be in full force and effect between Buyer and SplitCo.

10.  De financiële gegevens en transacties betreffende de activa en passiva van de Vennootschap die op SplitcCo onder algemene titel overgaan zullen in de jaarrekening van SplitCo worden verantwoord met ingang van de datum waarop de Juridische Splitsing van kracht wordt.

10.  The financial information and transactions relating to the assets and liabilities of the Company that will pass to SplitCo by universal succession of title (algemene titel) shall be accounted for in the financial statements of SplitCo as the date the Legal Demerger becomes effective.

11.  In verband met de verkrijging van het enige uitstaande aandeel in het kapitaal van SplitCo door de Vennootschap ter gelegenheid van de Splitsing, worden geen andere maatregelen genomen dan de inschrijving van de Vennootschap in het aandeelhoudersregister van SplitCo

11.  In connection with the acquisition by the Company of the outstanding share in the share capital of SplitCo no actions will be taken other than the registration of the Company in the shareholders’ register of SplitCo.

12. Het voornemen bestaat de werkzaamheden van de Vennootschap door SplitCo op dezelfde wijze te laten voortzetten.	12. It is the intention that the activities of the Company will be continued by SplitCo in the same manner.

13. Op grond van de statuten van de Vennootschap, moet het besluit tot splitsing worden genomen door	13. According to the articles of association of the Company, the resolution to demerge needs to be

4

de algemene vergadering, op voorstel van het bestuur van de Vennootschap. Een besluit tot splitsing vereist een twee/derde meerderheid van de uitgebrachte stemmen in een algemene vergadering, vertegenwoordigend ten minste de helft van het geplaatste aandelenkapitaal.

In de statuten van de Vennootschap zijn geen bepalingen opgenomen omtrent goedkeuring van het besluit tot splitsing.

adopted by the general meeting, upon the proposal thereto by the Company’s board. A resolution to demerge requires a two-thirds majority of the votes cast in a general meeting representing at least half of the outstanding share capital.

The articles of association of the Company do not contain any provisions in respect of the approval of the resolution to demerge.

14.  De Juridische Splitsing heeft geen invloed op de grootte van de goodwill in de balans van de Vennootschap of SplitCo, anders dan dat de goodwill van de Vennootschap overgaat op SplitCo. Ten gevolge van de Juridische Splitsing zullen de vrij uitkeerbare reserves van SplitCo toenemen met een bedrag gelijk aan de vrij uitkeerbare reserves van de Vennootschap ten tijde van het effectief worden van de Juridische Splitsing, vermeerderd met het verschil tussen de nominale waarde van de aandelen in de Vennootschap ten tijde van het effectief worden van de Juridische Splitsing verminderd met waarde van het enig uitstaande aandeel in het kapitaal van SplitCo. Ten gevolge van de Juridische Splitsing zullen de vrij uitkeerbare reserves van de Vennootschap gelijk blijven.

14.  The Legal Demerger has no impact on the amount of goodwill in the balance sheet of the Company or SplitCo, other than that the goodwill of the Company will transfer to SplitCo. As a result of the Legal Demerger, SplitCo’s distributable reserves shall increase with an amount equal to the distributable reserves of the Company at the effective time of the Legal Demerger, increased with the nominal value of the shares in the Company at the effective time of the Legal Demerger less the value of the sole outstanding share in the capital of SplitCo. As a result of the Legal Demerger, the Company’s distributable reserves will remain unchanged.

15. Op of omstreeks de datum waarop de Juridische Splitsing van kracht wordt, zullen Koper en SplitCo de Post-Demerger Share Sale Agreement aangaan.	15. On or about the date the Legal Demerger becomes effective, Buyer and SplitCo will execute the Post-Demerger Share Sale Agreement.

16. Indien er een verschil in tekstuitleg ontstaat vanwege de vertaling, dan zal de Nederlandse tekst beslissend zijn.	16. If differences may occur in the explanation of the text due to the translation and if they do, the Dutch text will be decisive.

Handtekeningenpagina volgt	Signature page follows

5

Dit voorstel tot splitsing is getekend op de datum zoals hierboven omschreven door: / This demerger proposal was executed on the date mentioned at the beginning of this document by:

InterXion Holding N.V.

Bestuur / Board

/s/ D.C. Ruberg Name: D.C. Ruberg Title: Executive director (CEO)	/s/ J.F.H.P. Mandeville Name: J.F.H.P. Mandeville Title: Non-executive director

/s/ M.S. Heraghty Name: M.S. Heraghty Title: Non-executive director	/s/ F.E. Esser Name: F.E. Esser Title: Non-executive director

/s/ R.A. Ruijter Name: R.A. Ruijter Title: Non-executive director	/s/ D.W. Lister Name: D.W. Lister Title: Non-Executive director

Signature page demerger proposal of the demerger of

InterXion Holding N.V.

6

ANNEX B - Schedule A

AMENDMENT OF THE ARTICLES OF ASSOCIATION:

InterXion Holding N.V.

having its official seat in Amsterdam, the Netherlands.

Deed dated 20 January 2012.

Contents:

–	certified copy of the deed of amendment of the articles of association, executed on 20 January 2012 before B.J. Kuck, civil law notary in Amsterdam, the Netherlands;

–	fair English translation of the deed of amendment of the articles of association;

–	complete text of the articles of association, as they read after the abovementioned amendment of the articles of association; and

–	fair English translation of the complete text of the articles of association, as they read after the abovementioned amendment of the articles of association.

AKTE VAN STATUTENWIJZIGING

(lnterXion Holding N.V.)

Op twintig januari tweeduizend twaalf is voor mij, mr. Bartholomeus Johannes Kuck, notaris te Amsterdam, verschenen: mr. Anthonie Johannes Nederlof, met kantooradres te 1077 XV Amsterdam, Zuidplein 180, geboren te Leiden op éénentwintig november negentienhonderd vijfentachtig. De comparant heeft het volgende verklaard: Tijdens de buitengewone algemene vergadering van aandeelhouders van InterXlon Holding N.V., een naamloze vennootschap, met statutaire zetel te Amsterdam en kantoorhoudende te Tupolevlaan 24, 1119 NX Schiphol-Rijk, ingeschreven in het handelsregister van de Kamers van Koophandel onder nummer 33301892 (de “Vennootschap”), gehouden op twintig januari tweeduizend twaalf, is besloten de statuten van de Vennootschap partieel te wijzigen, alsmede om de comparant te machtigen daze akte te doen passeren. Van daze besluitvorming blijkt uit een exemplaar van de notulen van de hiervoor bedoelde vergadering dat aan daze akte is gehecht (Bijlage). De statuten van de Vennootschap zijn laatstelijk gewijzigd bij akte op achtentwintig januari tweeduizend elf verleden voor mr. B.J. Kuck, notaris to Amsterdam. Ter uitvoering van voormeld besluit tot statutenwijziging worden de statuten van de Vennootschap hierbij gewijzigd als volgt.

Wijziging A

Artikel 14.5 wordt gewijzigd en luidt voortaan als volgt:

“14.5

De vennootschap heeft een beleid op het terrein van bezoldiging van de raad van bestuur. Het beleid wordt, op voorstel van de raad van bestuur, vastgesteld door de algemene vergadering. In het bezoldigingsbeleid komen ten minste de in de artikelen 2:383c tot en met 2:383e van het Burgerlijk Wetboek omschreven onderwerpen aan de orde, voor zover deze de raad van bestuur betreffen.”.

Wijziging B

Artikel 14.6 wordt gewijzigd en luidt voortaan als volgt:

“14.6

De bezoldiging van een uitvoerend bestuurder wordt vastgesteld door de raad van bestuur met inachtneming van het bezoldigingsbeleid bedoeld in artikel 14.5. De bezoldiging van een niet-uitvoerend bestuurder wordt, op voorstel van de raad van bestuur, vastgesteld door de algemene vergadering met inachtneming van het bezoldigingsbeleid bedoeld in artikel 14.5.”.

Wijziging C

Artikel 16.4 wordt gewijzigd en luidt voortaan als volgt:

“16.4

De vennootschap heeft een auditcommissie (audit committee), een selectie-en benoemingscommissie (nominating committee) en een beloningscommissie (compensation committee). De raad van bestuur kan zodanige andere commissies instellen die hij nodig acht, bestaande uit een of meer bestuurders. De raad van bestuur wijst de leden van iedere commissie aan en stelt de taken van iedere commissie vast. De raad van bestuur kan op ieder moment de taken en de samenstelling van iedere commissie wijzigen.”.

1	Linklaters LLP

Slot

De comparant is mij, notaris, bekend. Waarvan akte, verleden te Amsterdam op de datum in het hoofd van deze akte vermeld. Alvorens tot voorlezing is overgegaan is de inhoud van deze akte zakelijk aan de comparant opgegeven en toegelicht. De comparant heeft daarna verklaard van de inhoud van deze akte te hebben kennisgenomen, daarmee in te stemmen en op volledige voorlezing daarvan geen prijs te stellen. Onmiddellijk na beperkte voorlezing van deze akte is zij door de comparant en mij, notaris, ondertekend. (W.g.: A.J. Nederlof; B.J. Kuck)

VOOR AFSCHRIFT:

2	Linklaters LLP

NOTE ABOUT TRANSLATION:

This document is an English translation of a document prepared in Dutch. In preparing this document, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law.

In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

DEED OF AMENDMENT OF ARTICLES OF ASSOCIATION

(lnterXion Holding N.V.)

This twentieth day of January two thousand and twelve, there appeared before me, Bartholomeus Johannes Kuck, civil law notary in Amsterdam, the Netherlands: Anthonie Johannes Nederlof, with office address at Zuidplein 180, 1077 XV Amsterdam, the Netherlands, born in Leiden, the Netherlands, on the twenty-first day of November nineteen hundred and eighty-five.

The person appearing declared the following:

At the extraordinary general meeting of shareholders of InterXion Holding N.V., a public company incorporated under the laws of the Netherlands (naamloze vennootschap), having its official seat (statutaire zetel) in Amsterdam, the Netherlands, and its office at Tupolevlaan 24, 1119 NX Schiphol-Rijk, the Netherlands, registered with the Dutch Trade Register of the Chambers of Commerce under number 33301892 (the “Company), held on the twentieth day of January two thousand and twelve, it was resolved to partially amend the articles of association of the Company, as well as to authorise the person appearing to have this deed executed. The adoption of such resolutions is evidenced by a copy of the minutes of the aforementioned meeting attached to this deed (Annex).

The articles of association of the Company were last amended by a deed, executed on the twenty-eighth day of January two thousand and eleven before B.J. Kuck, civil law notary in Amsterdam, the Netherlands.

In implementing the aforementioned resolution, the articles of association of the Company are hereby amended as follows.

Amendment A

Article 14.5 is amended and shall forthwith read as follows:

“14.5

The Company has a policy on the remuneration of the Board. The policy shall be adopted by the General Meeting, upon a proposal of the Board. The policy on remuneration shall, in any case, include the subjects referred to in Sections 2:383c up to and including 2:383e of the Dutch Civil Code, insofar as these relate to the Board.”.

Amendment B

Article 14.6 is amended and shall forthwith read as follows:

“14.6

Remuneration of an Executive Director shall be determined by the Board within the framework of the remuneration policy referred to in article 14.5. Remuneration of a Non-Executive Director shall be determined upon a proposal of the Board by the General Meeting within the framework of the remuneration policy referred to in article 14.5.”.

1	Linklaters LLP

Amendment C

Article 16.4 is amended and shall forthwith read as follows:

“16.4

The Company shall have an audit committee, a nominating committee and a compensation committee. The Board may establish such other committees as it may deem necessary, which committees may consist of one or more Directors. The Board appoints the members of each committee and determines the tasks of each committee. The Board may, at any time, change the duties and the composition of each committee.”.

Close

The person appearing is known to me, civil law notary.

This deed was executed in Amsterdam, the Netherlands, on the date first above written. Before reading out, a concise summary and an explanation of the contents of this deed were given to the person appearing. The person appearing then declared that he had taken note of and agreed to the contents of this deed and did not want the complete deed to be read to him. Thereupon, after limited reading, this deed was signed by the person appearing and by me, civil law notary.

(Signed by: A.J. Nederlof; B.J. Kuck)

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ARTICLES OF ASSOCIATION:

InterXion Holding N.V.

having its official seat in Amsterdam, the Netherlands.

Deed dated 20 January 2012.

Contents:

–	complete text of the articles of association, as they read after amendment, by a deed executed on 20 January 2012 before B.J. Kuck, civil law notary in Amsterdam, the Netherlands; and

–	fair English translation of the complete text of the articles of association, as they read after the abovementioned amendment of the articles of association.

Statuten:

HOOFDSTUK I

1	Begripsbepalingen en interpretatie

1.1	In deze statuten hebben de volgende begrippen de daarachter vermelde betekenissen:

“aandeel” betekent een gewoon aandeel in het kapitaal van de vennootschap.

“aandeelhouder” betekent een houder van een of meer aandelen.

“algemene vergadering” of “algemene vergadering van aandeelhouders” betekent het vennootschapsorgaan dat wordt gevormd door de persoon of personen aan wie als aandeelhouder of anderszins het stemrecht op aandelen toekomt, dan wel een bijeenkomst van zodanige personen (of hun vertegenwoordigers) en andere personen met vergaderrechten.

“bestuurder” betekent ieder lid van de raad van bestuur; tenzij het tegendeel blijkt is hieronder begrepen zowel iedere uitvoerende bestuurder als iedere niet-uitvoerende bestuurder.

“Chief Executive Officer” of “CEO” heeft de betekenis die hieraan wordt toegekend in artikel 14.2.

“dochtermaatschappij” betekent een dochtermaatschappij van de vennootschap als bedoeld in artikel 2:24a van het Burgerlijk Wetboek.

“niet-uitvoerende bestuurder” betekent een lid van de raad van bestuur, welk lid in het bijzonder met het toezicht op het beleid van de uitvoerende bestuurders en de algemene gang van zaken in de vennootschap is belast.

“President” heeft de betekenis die hieraan wordt toegekend in artikel 14.2.

“raad van bestuur” betekent het bestuur van de vennootschap.

“schriftelijk” betekent bij brief, telefax of e-mail, of enig ander elektronisch communicatiemiddel, mits het bericht leesbaar en reproduceerbaar is.

“uitkeerbare eigen vermogen” betekent het deel van het eigen vermogen van de vennootschap, dat het geplaatste kapitaal vermeerderd met de reserves die krachtens de wet moeten worden aangehouden, te boven gaat.

“uitvoerende bestuurder” betekent een lid van de raad van bestuur, welk lid in het bijzonder met het dagelijks bestuur van de vennootschap is belast.

“vennootschap” betekent de vennootschap waarvan de interne organisatie wordt beheerst door deze statuten.

“vennootschapssecretaris” heeft de betekenis die hieraan wordt toegekend in artikel 14.4.

“vice-voorzitter” heeft de betekenis die hieraan wordt toegekend in artikel 15.1.

“voorzitter” heeft de betekenis die hieraan wordt toegekend in artikel 15.1.

1.2	Verwijzingen naar “artikelen” zijn verwijzingen naar artikelen van deze statuten tenzij uitdrukkelijk anders aangegeven.

HOOFDSTUK II

NAAM, ZETEL EN DOEL

2	Naam en zetel

2.1	De naam van de vennootschap is:

InterXion Holding N.V.

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2.2	De vennootschap is gevestigd te Amsterdam.

3	Doel

De vennootschap heeft ten doel:

(a)	het oprichten van, het op enigerlei wijze deelnemen in, het besturen van en het toezicht houden op ondernemingen en vennootschappen;

(b)	het financieren van ondernemingen en vennootschappen;

(c)	het lenen, uitlenen en aantrekken van gelden, daaronder begrepen het uitgeven van obligaties, schuldbrieven of andere waardepapieren, alsmede het aangaan van daarmee samenhangende overeenkomsten;

(d)	het verstrekken van adviezen en het verlenen van diensten aan ondernemingen en vennootschappen waarmee de vennootschap in een groep is verbonden en aan derden;

(e)

het verstrekken van garanties, het verbinden van de vennootschap en het bezwaren van activa van de vennootschap ten behoeve van ondernemingen en vennootschappen waarmee de vennootschap in een groep is verbonden en ten behoeve van derden;

(f)	het verrichten van alle soorten industriële, financiële en commerciële activiteiten;

en al hetgeen met het voorgaande verband houdt of daartoe bevorderlijk kan zijn, alles in de ruimste zin van het woord.

HOOFDSTUK III

MAATSCHAPPELIJK KAPITAAL; AANDELEN; REGISTER VAN AANDEELHOUDERS

4	Maatschappelijk kapitaal

4.1	Het maatschappelijk kapitaal van de vennootschap bedraagt twintig miljoen euro (EUR 20.000.000,—).

4.2	Het maatschappelijk kapitaal is verdeeld in tweehonderd miljoen (200.000.000) aandelen, met een nominaal bedrag van tien eurocent (EUR 0,10) elk, genummerd 1 tot en met 200.000.000.

5	Aandelen; register van aandeelhouders

5.1	Alle aandelen luiden op naam en zijn beschikbaar in de vorm van een inschrijving in het register van aandeelhouders. Aandeelbewijzen worden niet uitgegeven.

5.2

Met inachtneming van de toepasselijke Nederlandse wetsbepalingen met betrekking tot aandelen wordt een register van aandeelhouders gehouden door of in naam van de vennootschap, welk register regelmatig wordt bijgehouden en welk, geheel of gedeeltelijk, uit meerdere exemplaren kan bestaan en op meerdere plaatsen kan berusten, een en ander te bepalen door de raad van bestuur. Een gedeelte van het register van aandeelhouders kan in het buitenland berusten ten einde te voldoen aan de toepasselijke buitenlandse wettelijke bepalingen van of regels gesteld door de New York Stock Exchange.

5.3	De raad van bestuur bepaalt de vorm en inhoud van het register van aandeelhouders, met inachtneming van het bepaalde in de artikelen 5.2 en 5.5.

5.4	Alle inschrijvingen en aantekeningen in het register worden getekend door één of meer personen die tot vertegenwoordiging van de vennootschap bevoegd zijn.

5.5

In het register van aandeelhouders wordt ten aanzien van iedere aandeelhouder aangetekend diens naam, adres en alle andere gegevens die daarin krachtens de Nederlandse wet moeten worden opgenomen of door de raad van bestuur wenselijk worden geacht.

5.6

Desgevraagd wordt aan een aandeelhouder om niet een schriftelijke verklaring verstrekt van hetgeen het register van aandeelhouders vermeldt met betrekking tot de te zijnen name ingeschreven aandelen, welke

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verklaring namens de vennootschap rechtsgeldig kan worden getekend door een daartoe door de raad van bestuur aan te wijzen persoon. Ten einde te voldoen aan de toepasselijke buitenlandse wettelijke bepalingen van of regels gesteld door de New York Stock Exchange is de vennootschap bevoegd inzage in het register van aandeelhouders te geven aan, of informatie opgenomen in het register van aandeelhouders te verstrekken aan, de toepasselijke toezichthouder.

5.7	Het bepaalde in de artikelen 5.5 en 5.6 is van overeenkomstige toepassing op een pandhouder of vruchtgebruiker van aandelen.

HOOFDSTUK IV

UITGIFTE VAN AANDELEN

6	Besluit tot uitgifte; voorwaarden

6.1

Uitgifte van aandelen geschiedt ingevolge een besluit van de algemene vergadering of van een ander vennootschapsorgaan dat daartoe bij besluit van de algemene vergadering of deze statuten voor een bepaalde duur van ten hoogste vijf jaren is aangewezen. Bij de aanwijzing moet zijn bepaald hoeveel aandelen mogen worden uitgegeven. De aanwijzing kan telkens voor niet langer dan vijf jaren worden verlengd. Tenzij bij de aanwijzing anders is bepaald, kan zij niet worden ingetrokken. Een besluit van de algemene vergadering tot uitgifte van aandelen of tot aanwijzing van een ander vennootschapsorgaan als het tot uitgifte van aandelen bevoegde orgaan kan slechts worden genomen op voorstel van de raad van bestuur.

6.2

Binnen acht dagen na een besluit van de algemene vergadering tot uitgifte van aandelen of tot aanwijzing van een ander vennootschapsorgaan als het tot uitgifte van aandelen bevoegde orgaan wordt de volledige tekst van het betreffende besluit ten kantore van het Nederlandse handelsregister neergelegd.

6.3

Het bepaalde in de artikelen 6.1 en 6.2 is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar is niet van toepassing op het uitgeven van aandelen aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

6.4

Binnen acht dagen na afloop van elk kalenderkwartaal wordt ten kantore van het Nederlandse handelsregister opgave gedaan van elke uitgifte van aandelen in het afgelopen kalenderjaar, met vermelding van het aantal uitgegeven aandelen.

6.5

Bij het besluit tot uitgifte van aandelen worden de uitgifteprijs en de verdere voorwaarden van uitgifte bepaald. De uitgifteprijs is nimmer beneden pari, onverminderd het bepaalde in artikel 2:80 lid 2 van het Burgerlijk Wetboek.

7	Voorkeursrecht

7.1

ledere aandeelhouder heeft bij uitgifte van aandelen een voorkeursrecht naar evenredigheid van het gezamenlijke nominale bedrag van zijn aandelen, behoudens het bepaalde in de artikelen 7.2, 7.3 en 7.6. De aandeelhouders hebben een gelijk voorkeursrecht bij het verlenen van rechten tot het nemen van aandelen.

7.2

Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven tegen inbreng anders dan in geld noch op aandelen die worden uitgegeven aan werknemers van de vennootschap of van een groepsmaatschappij van de vennootschap als bedoeld in artikel 2:24b van het Burgerlijk Wetboek.

7.3

Het voorkeursrecht kan, telkens voor een enkele uitgifte, worden beperkt of uitgesloten bij besluit van de algemene vergadering. Het voorkeursrecht kan ook worden beperkt of uitgesloten door het ingevolge artikel 6.1 aangewezen vennootschapsorgaan, indien dit bij besluit van de algemene vergadering of deze statuten voor een bepaalde duur van ten hoogste vijf jaren is aangewezen als bevoegd tot het beperken of uitsluiten van het voorkeursrecht. De aanwijzing kan telkens voor niet langer dan vijf jaren worden verlengd. Tenzij bij de aanwijzing anders is bepaald, kan zij niet worden ingetrokken. Voor een besluit

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van de algemene vergadering tot beperking of uitsluiting van het voorkeursrecht of tot aanwijzing is een meerderheid van ten minste twee derden van de uitgebrachte stemmen vereist, indien minder dan de helft van het geplaatste kapitaal van de vennootschap in de vergadering aanwezig of vertegenwoordigd is. Een besluit van de algemene vergadering tot beperking of uitsluiting van het voorkeursrecht of tot aanwijzing van een ander vennootschapsorgaan als het tot beperking of uitsluiting van het voorkeursrecht bevoegde orgaan kan slechts worden genomen op voorstel van de raad van bestuur.

7.4

Binnen acht dagen na een besluit van de algemene vergadering tot aanwijzing van een ander vennootschapsorgaan als het tot beperking of uitsluiting van het voorkeursrecht bevoegde orgaan wordt de volledige tekst van het betreffende besluit ten kantore van het Nederlandse handelsregister neergelegd.

7.5

De vennootschap kondigt de uitgifte met voorkeursrecht en het tijdvak waarin dat kan worden uitgeoefend aan in de Nederlandse Staatscourant en in een landelijk verspreid dagblad, tenzij de aankondiging aan alle aandeelhouders schriftelijk geschiedt aan het door hen opgegeven adres, en voorts op de wijze als voorgeschreven ten einde te voldoen aan de regels gesteld door de New York Stock Exchange. Een dergelijk voorkeursrecht kan gedurende ten minste twee weken na de dag van aankondiging in de Nederlandse Staatscourant of na de verzending van de aankondiging aan de aandeelhouders worden uitgeoefend.

7.6	Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

7.7	Voorkeursrechten zijn niet afzonderlijk overdraagbaar.

8	Storting op aandelen

8.1	Bij het nemen van elk aandeel moet daarop het gehele nominale bedrag worden gestort alsmede, indien het aandeel voor een hoger bedrag wordt genomen, het verschil tussen die bedragen.

8.2

Storting op een aandeel moet in geld geschieden voor zover niet een andere inbreng is overeengekomen. Storting in vreemd geld kan slechts geschieden met toestemming van de vennootschap en met inachtneming van het bepaalde in artikel 2:93a van het Burgerlijk Wetboek.

8.3	Storting op aandelen door inbreng anders dan in geld geschiedt met inachtneming van het bepaalde in artikel 2:94b van het Burgerlijk Wetboek.

8.4

De raad van bestuur is bevoegd tot het aangaan van rechtshandelingen betreffende inbreng op aandelen anders dan in geld en van de andere rechtshandelingen genoemd in artikel 2:94 van het Burgerlijk Wetboek, zonder voorafgaande goedkeuring van de algemene vergadering.

HOOFDSTUK V

EIGEN AANDELEN; VERMINDERING VAN HET GEPLAATSTE KAPITAAL

9	Eigen aandelen

9.1	De vennootschap kan bij uitgifte van aandelen geen eigen aandelen nemen.

9.2	De vennootschap mag volgestorte eigen aandelen of certificaten daarvan verkrijgen, maar alleen om niet of indien:

(a)	het uitkeerbare eigen vermogen ten minste gelijk is aan de verkrijgingsprijs;

(b)

het gezamenlijke nominale bedrag van de te verkrijgen en de reeds door de vennootschap en de dochtermaatschappijen tezamen gehouden aandelen of certificaten daarvan, en van de aandelen of certificaten daarvan die in pand worden gehouden door de vennootschap, niet meer dan de helft van het geplaatste kapitaal van de vennootschap bedraagt; en

(c)	de algemene vergadering de raad van bestuur daartoe heeft gemachtigd. Deze machtiging geldt voor ten hoogste achttien (18) maanden. De algemene vergadering moet in de machtiging bepalen

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hoeveel aandelen mogen worden verkregen, hoe zij mogen worden verkregen en tussen welke grenzen de prijs moet liggen.

9.3

Voor de geldigheid van de verkrijging is bepalend de grootte van het eigen vermogen volgens de laatst vastgestelde balans, verminderd met de verkrijgingsprijs voor aandelen of certificaten daarvan, het bedrag van leningen als bedoeld in artikel 10.3 en uitkeringen uit winst of reserves aan anderen, die de vennootschap en haar dochtermaatschappijen na de balansdatum verschuldigd werden. Is een boekjaar meer dan zes maanden verstreken zonder dat de jaarrekening is vastgesteld, dan is verkrijging overeenkomstig artikel 9.2 niet toegestaan.

9.4

Het is de vennootschap, zonder de machtiging als bedoeld in artikel 9.2(c), toegestaan eigen aandelen die zijn opgenomen in de prijscourant van een beurs te verkrijgen om deze over te dragen aan werknemers in dienst van de vennootschap of van een groepsmaatschappij van de vennootschap als bedoeld in artikel 2:24b van het Burgerlijk Wetboek krachtens een voor die werknemers geldende regeling.

9.5	De voorgaande bepalingen van dit artikel 9 gelden niet voor aandelen of certificaten daarvan die de vennootschap onder algemene titel verkrijgt.

9.6	Op verkrijging van aandelen of certificaten daarvan door een dochtermaatschappij is het bepaalde in artikel 2:98d van het Burgerlijk Wetboek van toepassing.

9.7	Vervreemding van door de vennootschap gehouden eigen aandelen of certificaten daarvan geschiedt ingevolge een besluit van de raad van bestuur.

9.8

Voor aandelen die toebehoren aan de vennootschap of een dochtermaatschappij en voor aandelen waarvan de vennootschap of een dochtermaatschappij de certificaten houdt, kan in de algemene vergadering van aandeelhouders geen stem worden uitgebracht. Pandhouders en vruchtgebruikers van aandelen die aan de vennootschap of een dochtermaatschappij toebehoren, zijn evenwel niet van het stemrecht uitgesloten, indien het pandrecht of het vruchtgebruik was gevestigd voordat het aandeel aan de vennootschap of die dochtermaatschappij toebehoorde. De vennootschap of een dochtermaatschappij kan geen stem uitbrengen voor een aandeel waarop zij een pandrecht of een vruchtgebruik heeft.

10	Financiële steunverlening

10.1

De vennootschap mag niet, met het oog op het nemen of verkrijgen door anderen van aandelen of certificaten daarvan, zekerheid stellen, een koersgarantie geven, zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden. Dit verbod geldt ook voor dochtermaatschappijen.

10.2

Het verbod van artikel 10.1 geldt niet indien aandelen of certificaten daarvan worden genomen of verkregen door of voor werknemers in dienst van de vennootschap of van een groepsmaatschappij van de vennootschap als bedoeld in artikel 2:24b van het Burgerlijk Wetboek.

10.3

De vennootschap en haar dochtermaatschappijen mogen leningen met het oog op het nemen of verkrijgen door anderen van aandelen of certificaten daarvan verstrekken, maar slechts indien toegestaan onder en overeenkomstig de in artikel 2:98c van het Burgerlijk Wetboek gestelde voorwaarden.

11	Vermindering van het geplaatste kapitaal

11.1

De algemene vergadering kan besluiten tot vermindering van het geplaatste kapitaal van de vennootschap, met dien verstande dat een dergelijk besluit slechts kan worden genomen op voorstel van de raad van bestuur.

11.2	Een vermindering van het geplaatste kapitaal van de vennootschap kan geschieden:

(a)	door intrekking van aandelen die de vennootschap zelf houdt of waarvan zij de certificaten houdt; of

(b)	door het nominale bedrag van aandelen bij statutenwijziging te verminderen.

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11.3

Indien in een algemene vergadering van aandeelhouders minder dan de helft van het geplaatste kapitaal van de vennootschap aanwezig of vertegenwoordigd is, behoeft een besluit van de algemene vergadering tot vermindering van het geplaatste kapitaal een meerderheid van ten minste twee derden van de uitgebrachte stemmen.

11.4

Vermindering van het nominale bedrag van aandelen zonder terugbetaling moet naar evenredigheid op alle aandelen geschieden. Van het vereiste van evenredigheid mag worden afgeweken met instemming van alle aandeelhouders.

11.5

De oproeping tot de algemene vergadering van aandeelhouders waarin een voorstel tot kapitaalvermindering wordt gedaan, vermeldt het doel van de kapitaalvermindering en de wijze van uitvoering. Hetgeen in deze statuten is bepaald ter zake van een voorstel tot statutenwijziging is van overeenkomstige toepassing.

11.6	Op een vermindering van het geplaatste kapitaal van de vennootschap zijn voorts van toepassing de bepalingen van de artikelen 2:99 en 2:100 van het Burgerlijk Wetboek.

HOOFDSTUK VI

LEVERING VAN AANDELEN

12	Levering van aandelen

12.1

Indien artikel 2:86c van het Burgerlijk Wetboek van toepassing is, is voor de levering van een aandeel een daartoe bestemde akte vereist, alsmede, behoudens in het geval dat de vennootschap zelf bij die rechtshandeling partij is, schriftelijke erkenning door de vennootschap van de levering. De erkenning geschiedt in de akte, of door een gedagtekende verklaring houdende de erkenning op de akte of op een notarieel of door de vervreemder gewaarmerkt afschrift of uittreksel daarvan. Met de erkenning staat gelijk de betekening van die akte of dat afschrift of uittreksel aan de vennootschap.

12.2

Indien artikel 2:86 van het Burgerlijk Wetboek van toepassing is, is voor de levering van een aandeel, onder meer, een daartoe bestemde ten overstaan van een in Nederland standplaats hebben notaris verleden akte waarbij ook de betrokkenen partij zijn vereist.

12.3	De erkenning van levering door de vennootschap wordt getekend door één of meer personen die tot vertegenwoordiging van de vennootschap bevoegd zijn.

12.4	Het bepaalde in de artikelen 12.1 en 12.2 vindt overeenkomstige toepassing op de toedeling van aandelen bij verdeling van enige gemeenschap.

HOOFDSTUK VII

PANDRECHT EN VRUCHTGEBRUIK OP AANDELEN

13	Pandrecht en vruchtgebruik op aandelen

13.1	Het bepaalde in artikel 12 is van overeenkomstige toepassing op de vestiging van een pandrecht op aandelen en op de vestiging of levering van een vruchtgebruik op aandelen.

13.2

Bij de vestiging van een pandrecht of vruchtgebruik op een aandeel kan het stemrecht aan de pandhouder of vruchtgebruiker worden toegekend, met inachtneming van hetgeen terzake in de Nederlandse wet is bepaald. Zowel de aandeelhouder die geen stemrecht heeft als de pandhouder of vruchtgebruiker die wel stemrecht heeft, heeft de rechten die de Nederlandse wet toekent aan houders van met medewerking van een vennootschap uitgegeven certificaten van aandelen in haar kapitaal. De pandhouder of vruchtgebruiker die geen stemrecht heeft, heeft niet de rechten als bedoeld in de voorgaande volzin.

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HOOFDSTUK VIII

DE RAAD VAN BESTUUR

14	Samenstelling; bezoldiging

14.1

De raad van bestuur bestaat uit minimaal één uitvoerende bestuurder en minimaal drie niet-uitvoerende bestuurders, met dien verstande dat de raad van bestuur uit maximaal zeven bestuurders bestaat en dat de raad van bestuur in meerderheid uit niet-uitvoerende bestuurders bestaat. Met inachtneming van het voorgaande, stelt de algemene vergadering het aantal uitvoerende bestuurders en niet-uitvoerende bestuurders vast. Slechts natuurlijke personen kunnen niet-uitvoerende bestuurders zijn. De uitvoerende bestuurders en de niet-uitvoerende bestuurders worden als zodanig benoemd door de algemene vergadering, met dien verstande dat de bestuurders worden ingedeeld, met betrekking tot de benoemings- en zittingstermijn van iedere bestuurder, in drie soorten, zo goed als redelijkerwijs mogelijk in aantal gelijk. De eerste bestuurders I nemen zitting in het bestuur gedurende een periode welke afloopt onmiddellijk volgend op de jaarlijkse algemene vergadering van aandeelhouders te houden in het boekjaar tweeduizend elf, de eerste bestuurders II nemen zitting in het bestuur gedurende een periode welke afloopt onmiddellijk volgend op de jaarlijkse algemene vergadering van aandeelhouders te houden in het boekjaar tweeduizend twaalf en de eerste bestuurders III nemen zitting in het bestuur gedurende een periode welke afloopt onmiddellijk volgend op de jaarlijkse algemene vergadering van aandeelhouders te houden in het boekjaar tweeduizend dertien. Op iedere jaarlijkse algemene vergadering van aandeelhouders worden bestuurders, die worden benoemd ter opvolging van de bestuurders waarvan de zittingstermijn afloopt, benoemd voor een periode welke afloopt onmiddellijk volgend op de derde opvolgende jaarlijkse algemene vergadering van aandeelhouders te houden na hun benoeming. Onverminderd het voorgaande zetten de benoemde bestuurders hun zitting in de raad van bestuur voort tot het moment waarop hun opvolgers rechtsgeldig benoemd en bevoegd zijn, of tot het moment van hun eerdere terugtreden, overlijden of ontslag. Indien een vacature ontstaat neemt een bestuurder, die is benoemd om in die vacature te voorzien, zitting voor het restant van de volledige zittingstermijn van de bestuurder ten aanzien van wie de vacature is ontstaan. De raad van bestuur heeft een voordrachtsrecht met betrekking tot de benoeming van een bestuurder. Een door de raad van bestuur opgemaakte voordracht kan bestaan uit één of meer kandidaten per vacature. Indien in een voordracht twee of meer kandidaten zijn opgenomen is deze bindend en de benoeming ter vervulling van de betreffende vacature zal geschieden uit de personen opgenomen in de bindende lijst van kandidaten en zal worden geëffectueerd door benoeming. Onverminderd het voorgaande kan de algemene vergadering echter aan deze voordracht steeds het bindend karakter ontnemen bij een besluit genomen met een meerderheid van twee derden van de uitgebrachte stemmen, die meer dan de helft van het geplaatste kapitaal van de vennootschap vertegenwoordigen. Een bestuurder kan worden herbenoemd. De enkele benoeming van een bestuurder leidt niet tot een arbeidsovereenkomst tussen de bestuurder en de vennootschap.

14.2

De raad van bestuur kan aan een uitvoerend bestuurder de titel chief executive officer (“Chief Executive Officer” of “CEO”) en aan een uitvoerend bestuurder de titel president (“President”) toekennen. Deze titels kunnen ook aan één en dezelfde uitvoerende bestuurder worden toegekend.

14.3

Een bestuurder kan to alien tijde door de algemene vergadering worden geschorst en ontsiagen bij een besluit genomen met een meerderheid van twee derden van de uitgebrachte stemmen, die meer dan de heift van het geplaatste kapitaal van de vennootschap vertegenwoordigen. Een bestuurder kan ook worden geschorst door de raad van bestuur indien toegestaan onder de Nederlandse wet. Een schorsing kan in totaal niet langer duren dan drie maanden. Is na verloop van die tijd geen beslissing genomen omtrent de opheffing van de schorsing, dan eindigt de schorsing.

14.4

De raad van bestuur kan een secretaris van de vennootschap (de “vennootschapssecretaris”) benoemen die de raad van bestuur terzijde staat. Aan de vennootschapssecretaris komen de bevoegdheden toe die in deze statuten aan hem zijn toegekend en, behoudens het bepaalde in deze statuten, die aan hem zijn of worden toegekend door de raad van bestuur bij of na zijn benoeming.

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14.5

De vennootschap heeft een beleid op het terrein van bezoidiging van de raad van bestuur. Het beleid wordt, op voorstel van de raad van bestuur, vastgesteld door de algemene vergadering. In het bezoldigingsbeleid komen ten minste de in de artikelen 2:383c tot en met 2:383e van het Burgerlijk Wetboek omschreven onderwerpen aan de orde, voor zover deze de raad van bestuur betreffen.

14.6	De bezoidiging van een uitvoerend bestuurder wordt vastgesteld door de raad van bestuur met inachtneming van het bezoldigingsbeleid bedoeld in artikel

14.5.

De bezoidiging van een niet-uitvoerend bestuurder wordt, op voorstel van de raad van bestuur, vastgesteld door de algemene vergadering met inachtneming van het bezoldigingsbeleid bedoeld in artikel 14.5.

14.7

De raad van bestuur legt ten aanzien van regelingen in de vorm van aandeien of rechten tot het nemen van aandeien een voorstel ter goedkeuring voor aan de algemene vergadering. In het voorstel moet ten minste zijn bepaaid hoeveel aandelen of rechten tot het nemen van aandelen aan de raad van bestuur mogen worden toegekend en welke criteria gelden voor toekenning of wijziging.

15	Voorzitter van de raad van bestuur

15.1

De raad van bestuur benoemt één van de bestuurders tot voorzitter van de raad van bestuur (de “voorzitter”) voor een periode ais door de raad van bestuur te bepalen. De raad van bestuur kan tevens één of meer van de bestuurders tot plaatsvervangend voorzitter (een “vice-voorzitter”) benoemen voor een periode als door de raad van bestuur te bepalen.

15.2

Ingeval geen voorzitter is benoemd of ingeval van afwezigheid of weigering van de voorzitter, wordt het voorzitterschap van een vergadering van de raad van bestuur waargenomen door een vice-voorzitter of ingeval van diens afwezigheid of weigering door een daartoe door de vergadering aangewezen bestuurder of andere aanwezige persoon te belasten met de taken van de voorzitter.

15.3	De voorzitter heeft een doorslaggevende stem ingeval van staken van stemmen.

16	Bestuurstaak, besluitvorming en taakverdeling; commissies

16.1	Behoudens de beperkingen volgens deze statuten, is de raad van bestuur belast met het besturen van de vennootschap.

16.2

De niet-uitvoerende bestuurders houden toezicht op het beleid en de taakuitoefening van de uitvoerende bestuurders en op de algemene gang van zaken in de vennootschap en de met haar verbonden onderneming en zij vervullen voorts de taken die bij of krachtens deze statuten aan hen zijn en worden opgedragen.

16.3

De raad van bestuur kan, met inachtneming van deze statuten, regels vaststellen omtrent de besluitvorming door en werkwijze van de raad van bestuur, diens functioneren, de samenstelling, de taak en de werkwijze van commissies en andere aangelegenheden die de raad van bestuur, de uitvoerende bestuurders, de niet-uitvoerende bestuurders en de door de raad van bestuur ingestelde commissies betreffen.

16.4

De vennootschap heeft een auditcommissie (audit committee), een selectie-en benoemingscommissie (nominating committee) en een beloningscommissie (compensation committee). De raad van bestuur kan zodanige andere commissies instellen die hij nodig acht, bestaande uit één of meer bestuurders. De raad van bestuur wijst de leden van iedere commissie aan en stelt de taken van iedere commissie vast. De raad van bestuur kan op ieder moment de taken en de samenstelling van iedere commissie wijzigen.

16.5

Vergaderingen van de raad van bestuur kunnen worden gehouden door het bijeenkomen van bestuurders of door middel van teiefoongesprekken, “video conference” of via andere communicatiemiddelen, waarbij alle deelnemende bestuurders in staat zijn gelijktijdig met elkaar te communiceren. Deelname aan een op deze wijze gehouden vergadering geldt als het ter vergadering aanwezig zijn.

16.6

Besluiten van de raad van bestuur kunnen ook buiten vergadering warden genomen, schriftelijk of op andere wijze, mits het desbetreffende voorstel aan alle in functie zijnde bestuurders is voorgelegd en geen

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van hen zich tegen deze wijze van besluitvorming heeft verzet. Van een besluit buiten vergadering dat niet schriftelijk is genomen, wordt door een van de bestuurders een verslag opgemaakt dat door deze bestuurder wordt ondertekend en dat in de volgende vergadering van de raad van bestuur ter kennis van de bestuurders wordt gebracht. Schriftelijke besluitvorming geschiedt door middel van schriftelijke verkiaringen van alle in functie zijnde bestuurders.

17	Vertegenwoordiging; tegenstrijdig belang

17.1	De raad van bestuur is bevoegd de vennootschap te vertegenwoordigen. De bevoegdheid tot vertegenwoordiging komt mede toe aan iedere uitvoerende bestuurder.

17.2

De raad van bestuur kan functionarissen met algemene of beperkte vertegenwoordigingsbevoegdheid aanstellen. leder van hen vertegenwoordigt de vennootschap met inachtneming van de begrenzing aan zijn bevoegdheid gesteld. De titulatuur van deze functionarissen wordt door de raad van bestuur bepaald. De vertegenwoordigingsbevoegdheid van een aldus benoemde functionaris kan zich niet uitstrekken tot gevallen waarin de vennootschap een tegenstrijdig belang heeft met de desbetreffende functionaris of met een of meer bestuurders.

17.3

In alle gevallen waarin de vennootschap een tegenstrijdig belang heeft met een of meer bestuurders, blijft het bepaalde in artikel 17.1 onverkort van kracht tenzij de algemene vergadering een of meer andere personen heeft aangewezen om de vennootschap in het desbetreffende geval of in dergelijke gevallen te vertegenwoordigen.

18	Goedkeuring van besluiten van de raad van bestuur

18.1

Aan de goedkeuring van de algemene vergadering zijn onderworpen de besluiten van de raad van bestuur omtrent een belangrijke verandering van de identiteit of het karakter van de vennootschap of de met haar verbonden onderneming, waaronder in ieder geval:

(a)	overdracht van de onderneming of vrijwel de gehele onderneming aan een derde;

(b)

het aangaan of verbreken van duurzame samenwerking van de vennootschap of een dochtermaatschappij met een andere rechtspersoon of vennootschap dan wel als volledig aansprakelijke vennote in een commanditaire vennootschap of vennootschap onder firma, indien deze samenwerking of verbreking van ingrijpende betekenis is voor de vennootschap; en

(c)

het nemen of afstoten van een deelneming in het kapitaal van een vennootschap ter waarde van ten minste één derde van het bedrag van de activa volgens de balans met toelichting of, indien de vennootschap één geconsolideerde balans opstelt, volgens de geconsolideerde balans met toelichting volgens de laatst vastgestelde jaarrekening van de vennootschap, door haar of een dochtermaatschappij.

18.2

Het ontbreken van goedkeuring van de algemene vergadering op een besluit als bedoeld in artikel 18.1 tast de vertegenwoordigingsbevoegdheid van de raad van bestuur of een uitvoerende bestuurder niet aan.

19	Ontstentenis of belet

In geval van ontstentenis of belet van een bestuurder blijven de taken, rechten en vaardigheden ten opzichte van hetgeen bestond voorafgaand aan de ontstentenis of belet van een bestuurder onveranderd behoudens dat in geval van ontstentenis of belet van de enig uitvoerend bestuurder diens taken, rechten en vaardigheden tijdelijk worden waargenomen door één of meer van de niet-uitvoerende bestuurders of door een daartoe door de niet-uitvoerende bestuurders aangewezen persoon. In geval van ontstentenis of belet van alle bestuurders of van de enige bestuurder is de persoon of zijn de personen die daartoe door de algemene vergadering wordt of worden aangewezen tijdelijk met het bestuur van de vennootschap belast.

20	Vrijwaring

20.1	Met inachtneming van het bepaalde in artikel 20.3 hierna verleent de vennootschap vrijwaring aan iedere huidige en voormalige bestuurder die verweer voert tegen (dreigende) aanspraken of naar wie een

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onderzoek is ingesteld of dreigt ingesteld te worden wegens handelen of nalaten in de uitoefening van zijn of haar functie of wegens enige andere taak die door hem of haar wordt of is uitgevoerd op verzoek van de vennootschap, of wie in juridische procedures verschijnt waarin hij of zij betrokken is als (voormalig) bestuurder of op grond van de uitoefening van een andere taak op verzoek van de vennootschap — met uitzondering van procedures die primair zijn gericht op aanspraken in het eigen belang (daaronder niet begrepen regresvorderingen met betrekking tot aanspraken of onderzoeken zoals eerder in dit lid vermeld) — voor alle kosten die redelijkerwijs door hem of haar zijn gemaakt en zal alle schade of boetes die moeten worden betaald door de (voormalig) bestuurder vanwege handelen of nalaten zoals eerder in dit artikel 20.1 is vermeld betalen. Deze vrijwaring ziet ook op vorderingen ingesteld door de vennootschap of door een aandeelhouder van de vennootschap.

20.2

Kosten, schade en boetes die zijn opgelopen door een (voormalig) bestuurder als bedoeld in artikel 20.1 worden door de vennootschap vergoed na ontvangst van een specificatie en een schriftelijke bevestiging van de (voormalig) bestuurder dat hij of zij een bedrag wat door de vennootschap is vergoed zal terugbetalen aan de vennootschap als wordt vastgesteld dat hij of zij geen aanspraak heeft op de vergoeding onder dit artikel 20 of als en voorzover een verzekeraar vervolgens oak het bedrag van de kosten, schade en/of boetes uitbetaald aan de (voormalig) bestuurder.

20.3	Er zal geen gerechtigdheid bestaan tot de vrijwaring onder dit artikel 20:

(a)	als en voorzover Nederlands recht de vrijwaring niet toestaat;

(b)

als en voorzover de Nederlandse rechter bij gewijsde vast stelt dat het handelen of nalaten van de (voormalig) bestuurder kan worden gekenschetst als opzettelijk, bewust roekeloos of ernstig verwijtbaar, tenzij uit de wet anders voortvloeit of zulks in de gegeven omstandigheden naar maatstaven van redelijkheid en billijkheid onaanvaardbaar zou zijn; of

(c)

als en voorzover de kosten, schade of boetes die moeten worden betaald door de (voormalig) bestuurder zijn gedekt door een verzekering en de verzekeraar deze kosten of de schade of boetes heeft uitbetaald.

20.4

Een wijziging van dit artikel 20 zal geen afbreuk doen aan de rechten van een (voormalig) bestuurder als deze zijn verkregen voor de betreffende wijziging, tenzij de betreffende (voormalig) bestuurder specifiek instemt met de wijziging. Als er geen specifieke instemming is zullen de verplichtingen van de vennootschap onder dit artikel 20 van toepassing zijn alsof de betreffende wijzigingen niet geïmplementeerd waren maar alleen voorzover de betreffende wijzigingen afbreuk doen aan de rechten van de betreffende (voormalig) bestuurder. De vrijwaring is ook ten behoeve van de erfgenamen van de (voormalig) bestuurder.

20.5

De betreffende (voormalig) bestuurder dient instructies van de vennootschap in verband met de wijze van verdediging op te volgen en de wijze van verdediging vooraf af te stemmen met de vennootschap. De betrokkene zal niet: (i) persoonlijke aansprakelijkheid erkennen, (ii) afzien van verweer en (iii) een schikking aangaan, zonder voorafgaande schriftelijke toestemming van de vennootschap.

20.6

De vennootschap kan ten behoeve van de (voormalig) bestuurders verzekeringen tegen aansprakelijkheid afsluiten. Als de vennootschap dergelijke verzekeringen ten behoeve van de (voormalig) bestuurders heeft afgesloten zullen de (voormalig) bestuurders, voorzover redelijk, in overeenstemming met de verzekeringsvoorwaarden handelen.

20.7

Alle rechten en verplichtingen onder dit artikel 20 worden beheerst door Nederlands recht. Geschillen tussen de vennootschap en een (voormalig) bestuurder in verband met deze vrijwaring zullen uitsluitend worden beslecht door arbitrage overeenkomstig het reglement van het Nederlands Arbitrage lnstituut. Het scheidsgerecht zal bestaan uit één arbiter. De plaats van arbitrage zal Amsterdam zijn. Het geding zal worden gevoerd in de Engelse taal. Het scheidsgerecht zal beslissen naar de regelen des rechts.

20.8	De raad van bestuur kan al dan niet bij overeenkomst nadere uitvoering geven aan de vrijwaring.

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HOOFDSTUK IX

BOEKJAAR EN JAARREKENING; WINST EN UITKERINGEN

21	Boekjaar en jaarrekening

21.1	Het boekjaar van de vennootschap valt samen met het kalenderjaar.

21.2

Jaarlijks binnen vijf maanden na afloop van het boekjaar, behoudens verlenging van deze termijn met ten hoogste zes maanden door de algemene vergadering op grond van bijzondere omstandigheden, maakt de raad van bestuur een jaarrekening op en legt deze voor de aandeelhouders en de personen met certificaathoudersrechten ter inzage ten kantore van de vennootschap.

21.3	Binnen deze termijn legt de raad van bestuur ook het jaarverslag ter inzage voor de aandeelhouders en de personen met certificaathoudersrechten.

21.4	De jaarrekening bestaat uit een balans, een winst- en verliesrekening en een toelichting.

21.5	De jaarrekening wordt ondertekend door de bestuurders. Ontbreekt de handtekening van één of meer van hen, dan wordt daarvan onder opgave van reden melding gemaakt.

21.6

De vennootschap zal aan een accountant opdracht verlenen tot onderzoek van de jaarrekening. Tot het verlenen van de opdracht is de algemene vergadering bevoegd. Gaat deze daartoe niet over dan is de raad van bestuur bevoegd. De opdracht kan worden ingetrokken door de algemene vergadering alsmede, indien de opdracht werd verleend door de raad van bestuur, door de raad van bestuur. De opdracht kan enkel worden ingetrokken om gegronde redenen; daartoe behoort niet een meningsverschil over methoden van verslaggeving of controlewerkzaamheden.

21.7

De vennootschap zorgt dat de opgemaakte jaarrekening en het jaarverslag en de krachtens de Nederlandse wet toe te voegen gegevens vanaf de oproeping tot de algemene vergadering van aandeelhouders waarin de jaarrekening en het jaarverslag zullen worden besproken en waarin over vaststelling van de jaarrekening zal worden besloten te haren kantore aanwezig zijn. Aandeelhouders en personen met certificaathoudersrechten kunnen de stukken aldaar inzien en er kosteloos een afschrift van verkrijgen.

21.8

Op de jaarrekening, het jaarverslag, de krachtens de Nederlandse wet toe te voegen gegevens en de accountantscontrole, alsmede op nederlegging van stukken bij het Nederlandse handelsregister, zijn voorts van toepassing de bepalingen van Boek 2, Titel 9 van het Burgerlijk Wetboek.

22	Vaststelling van de jaarrekening en kwijting

22.1	De algemene vergadering stelt de jaarrekening vast.

22.2

In de algemene vergadering van aandeelhouders waarin tot vaststelling van de jaarrekening wordt besloten, worden afzonderlijk aan de orde gesteld een voorstel tot het verlenen van kwijting aan de uitvoerende bestuurders voor het gevoerde bestuur en een voorstel tot het verlenen van kwijting aan de niet-uitvoerende bestuurders voor hun toezicht daarop, voor zover van hun taakuitoefening blijkt uit de jaarrekening of uit informatie die anderszins voorafgaand aan de vaststelling van de jaarrekening aan de algemene vergadering is verstrekt.

23	Winst en uitkeringen

23.1	De raad van bestuur bepaalt, ter vrije beoordeling, welk gedeelte van de winst die in een boekjaar is behaald zal worden gereserveerd.

23.2	De na toepassing van artikel 23.1 resterende winst staat ter beschikking van de algemene vergadering.

23.3	Uitkering van winst geschiedt na de vaststelling van de jaarrekening waaruit blijkt dat zij geoorloofd is.

23.4	De raad van bestuur kan besluiten tot het doen van tussentijdse dividend uitkeringen.

23.5

De algemene vergadering kan besluiten tot het doen van uitkeringen ten laste van een reserve van de vennootschap, met dien verstande dat een dergelijk besluit slechts op voorstel van de raad van bestuur kan worden genomen.

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23.6	In geld betaalbaar gestelde uitkeringen op aandelen worden betaald in euro, tenzij de raad van bestuur besluit dat betaling in vreemd geld geschiedt.

23.7

Uitkeringen op aandelen kunnen in plaats van in geld in natura in de vorm van aandelen geschieden, met dien verstande dat te allen tijde de goedkeuring van de raad van bestuur benodigd is alsmede, indien en voor zover de raad van bestuur niet bevoegd is aandelen uit te geven en het voorkeursrecht te beperken of uit te sluiten, een besluit van het tot uitgifte van aandelen en tot beperking of uitsluiting van het voorkeursrecht bevoegde vennootschapsorgaan.

23.8

Uitkeringen op aandelen kunnen slechts plaats hebben tot ten hoogste het bedrag van het uitkeerbare eigen vermogen. Indien het een tussentijdse dividend uitkering of uitkering ten laste van een reserve van de vennootschap betreft moet aan dit vereiste zijn voldaan blijkens een tussentijdse vermogensopstelling als bedoeld in artikel 2:105 lid 4 van het Burgerlijk Wetboek. De vennootschap legt de vermogensopstelling ten kantore van het Nederlandse handelsregister neer binnen acht dagen na de dag waarop het besluit tot uitkering wordt bekend gemaakt.

23.9

De datum van betaalbaarstelling van een uitkering op aandelen wordt bepaald door het vennootschapsorgaan dat bevoegd is te besluiten tot het doen van de betreffende uitkering op aandelen. De vordering van een aandeelhouder tot een uitkering op aandelen verjaart door een tijdsverloop van vijf jaren na de datum van betaalbaarstelling.

23.10

Op aandelen die de vennootschap in haar kapitaal houdt vindt geen uitkering plaats, tenzij een pandrecht of vruchtgebruik op die aandelen is gevestigd en de bevoegdheid tot inning van een uitkering respectievelijk het recht op uitkering toekomt aan de pandhouder respectievelijk de vruchtgebruiker. Bij de berekening van uitkeringen tellen de aandelen waarop ingevolge dit artikel 23.10 geen uitkering plaatsvindt, niet mee.

HOOFDSTUK X

DE ALGEMENE VERGADERING

24	Jaarvergadering

24.1	De jaarlijkse algemene vergadering van aandeelhouders wordt gehouden binnen zes maanden na afloop van het boekjaar.

24.2

De agenda van deze jaarvergadering vermeldt, voor zover de termijn voor het opmaken van de jaarrekening en het jaarverslag niet is verlengd overeenkomstig het bepaalde in de artikelen 21.2 en 21.3, in elk geval de volgende onderwerpen:

(a)	bespreking van het jaarverslag;

(b)	bespreking en vaststelling van de jaarrekening;

(c)	verlening van kwijting aan uitvoerende bestuurders voor het gevoerde bestuur gedurende het betreffende boekjaar;

(d)	verlening van kwijting aan niet-uitvoerende bestuurders voor hun toezicht op het gevoerde bestuur gedurende het betreffende boekjaar;

(e)	benoemingen ter vervulling van vacatures; en

(f)	vaststelling van de winstbestemming.

De agenda vermeldt voorts andere onderwerpen door de raad van bestuur dan wel aandeelhouders en/of personen met certificaathoudersrechten aan de orde gesteld met inachtneming van het in de statuten bepaalde en aangekondigd met inachtneming van het bepaalde in artikel 26.

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25	Andere algemene vergaderingen van aandeelhouders

25.1	Andere algemene vergaderingen van aandeelhouders worden gehouden zo dikwijls de raad van bestuur of de CEO dat nodig acht, onverminderd het hierna in dit artikel 25 bepaalde.

25.2

Aandeelhouders en/of personen met certificaathoudersrechten die alleen of gezamenlijk ten minste één tiende gedeelte van het geplaatste kapitaal van de vennootschap vertegenwoordigen, hebben het recht aan de raad van bestuur te verzoeken een algemene vergadering van aandeelhouders bijeen te roepen, onder nauwkeurige opgave van de te behandelen onderwerpen. Indien de raad van bestuur niet binnen vier weken tot oproeping is overgegaan, zodanig dat de vergadering binnen zes weken na ontvangst van het verzoek kan worden gehouden, zijn de verzoekers zelf tot bijeenroeping bevoegd.

25.3

Binnen drie maanden nadat het voor de raad van bestuur aannemelijk is dat het eigen vermogen van de vennootschap is gedaald tot een bedrag gelijk aan of lager dan de helft van het gestorte en opgevraagde deel van het kapitaal, wordt een algemene vergadering van aandeelhouders gehouden ter bespreking van zo nodig te nemen maatregelen.

26	Oproeping, agenda en plaats van vergaderingen

26.1	Algemene vergaderingen van aandeelhouders worden bijeengeroepen door de raad van bestuur of de CEO.

26.2	De oproeping geschiedt ten minste zoveel dagen vóór de dag van de vergadering als voorgeschreven door de Nederlandse wet.

26.3

De oproeping bevat of wordt vergezeld door de agenda voor de vergadering of vermeldt waar de agenda kan worden verkregen, hetgeen in ieder geval ten kantore van de vennootschap in Nederland is, onverminderd hetgeen terzake overigens in de Nederlandse wet is bepaald met betrekking tot kapitaalvermindering en statutenwijziging.

26.4

Een onderwerp, waarvan de behandeling schriftelijk is verzocht door één of meer aandeelhouders en/of personen met certificaathoudersrechten die alleen of gezamenlijk ten minste het gedeelte van het geplaatste aandelenkapitaal van de vennootschap vertegenwoordigen als voorgeschreven door de Nederlandse wet, of anderszins aan de relevante eisen van de Nederlandse wet voldoen, wordt opgenomen in de oproeping of op dezelfde wijze aangekondigd indien de vennootschap het met redenen omklede verzoek of een voorstel voor een besluit niet later dan op de zestigste dag voor die van de vergadering heeft ontvangen.

26.5

De oproeping geschiedt door middel van oproepingsbrieven gericht aan de adressen van de aandeelhouders, zoals deze zijn vermeld in het register van aandeelhouders. Indien een aandeelhouder of de pandhouder of vruchtgebruiker met stemrecht daarmee instemt, kan de oproeping ook geschieden door een langs elektronische weg toegezonden leesbaar en reproduceerbaar bericht aan het adres dat door de aandeelhouder, pandhouder of vruchtgebruiker voor dit doel aan de vennootschap bekendgemaakt is.

26.6

In aanvulling op het bepaalde in artikel 26.5 zal een algemene vergadering van aandeelhouders worden opgeroepen door een langs elektronische weg openbaar gemaakte aankondiging welke rechtstreeks en permanent toegankelijk is tot aan de vergadering en voorts op de wijze als voorgeschreven ten einde te voldoen aan de toepasselijke regels gesteld door de New York Stock Exchange.

26.7

Algemene vergaderingen van aandeelhouders worden gehouden in de Engelse taal en in de gemeente waar de vennootschap volgens deze statuten gevestigd is, te luchthaven Schiphol (gemeente Haarlemmermeer) of te Hoofddorp. Algemene vergaderingen van aandeelhouders kunnen ook elders worden gehouden, maar dan kunnen geldige besluiten van de algemene vergadering alleen worden genomen, indien het gehele geplaatste kapitaal van de vennootschap en alle personen met certificaathoudersrechten aanwezig of vertegenwoordigd zijn.

27	Toegang en vergaderrechten

27.1	ledere aandeelhouder en iedere persoon met certificaathoudersrechten is bevoegd de algemene vergaderingen van aandeelhouders bij te wonen, daarin het woord te voeren en, voor zover hem het

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stemrecht toekomt, het stemrecht uit te oefenen. Van het voornemen de vergadering bij te wonen dient de raad van bestuur schriftelijk in kennis te worden gesteld. Deze kennisgeving moet uiterlijk op de bij de oproeping te vermelden dag door de raad van bestuur zijn ontvangen.

27.2

De in artikel 27.1 bedoelde vergaderrechten kunnen bij schriftelijk gevolmachtigde worden uitgeoefend, mits de volmacht uiterlijk op de bij de oproeping te vermelden dag door de raad van bestuur is ontvangen. De volmacht kan aan de raad van bestuur worden verstrekt door middel van een elektronisch communicatiemiddel.

27.3

Indien het stemrecht op een aandeel aan de vruchtgebruiker of de pandhouder toekomt in plaats van aan de aandeelhouder, is de aandeelhouder eveneens bevoegd de algemene vergadering van aandeelhouders bij te wonen en daarin het woord te voeren, mits de raad van bestuur in kennis is gesteld van het voornemen de algemene vergadering van aandeelhouders bij te wonen met inachtneming van het bepaalde in artikel 27.1. Het bepaalde in artikel 27.2 is van overeenkomstige toepassing.

27.4

ledere stemgerechtigde die ter vergadering aanwezig is, of diens schriftelijk gevolmachtigde, moet de presentielijst tekenen. De voorzitter van de vergadering kan bepalen dat de presentielijst ook moet worden getekend door andere personen die ter vergadering aanwezig zijn. De raad van bestuur kan besluiten dat iedere vergadergerechtigde bevoegd is om door middel van een elektronisch communicatiemiddel rechtstreeks kennis te nemen van de verhandelingen ter vergadering, daaraan deel te nemen en (waar relevant) daarin stem uit te brengen.

27.5	De raad van bestuur kan een registratiedatum als bedoeld in artikel 2:119 van het Burgerlijk Wetboek vaststellen.

27.6	De bestuurders hebben als zodanig in de algemene vergaderingen van aandeelhouders een raadgevende stem.

27.7	Omtrent toelating van andere personen tot de vergadering beslist de voorzitter van de vergadering.

28	Voorzitter en notulist van de vergadering

28.1	De algemene vergaderingen van aandeelhouders worden geleid door de voorzitter of, bij diens afwezigheid, door een daartoe door de voorzitter aangewezen bestuurder.

28.2

Indien niet volgens het bepaalde in artikel 28.1 in het voorzitterschap van een vergadering is voorzien, wordt de voorzitter van de vergadering aangewezen door de algemene vergadering zelf. Tot het moment waarop dat is gebeurd, treedt een door de raad van bestuur aangewezen bestuurder als voorzitter van de vergadering op.

28.3	De voorzitter van de vergadering wijst voor de vergadering een notulist aan.

29	Notulen; aantekening van aandeelhoudersbesluiten

29.1

Van het verhandelde in een algemene vergadering van aandeelhouders worden notulen gehouden door de notulist van de vergadering. De notulen worden vastgesteld door de voorzitter en de notulist van de vergadering en ten blijke daarvan door hen ondertekend.

29.2

De voorzitter van de vergadering of degene die de vergadering heeft bijeengeroepen kan bepalen dat van het verhandelde een notarieel proces-verbaal wordt opgemaakt. Het notarieel proces-verbaal wordt mede-ondertekend door de voorzitter van de vergadering.

29.3

De raad van bestuur maakt aantekening van alle door de algemene vergadering genomen besluiten. Indien de raad van bestuur niet ter vergadering aanwezig of vertegenwoordigd is, wordt door of namens de voorzitter van de vergadering een afschrift van de genomen besluiten zo spoedig mogelijk na de vergadering aan de raad van bestuur verstrekt. De aantekeningen liggen ten kantore van de vennootschap ter inzage van de aandeelhouders en de personen met certificaathoudersrechten. Aan ieder van hen wordt desgevraagd een afschrift van of uittreksel uit de aantekeningen verstrekt, tegen ten hoogste de kostprijs.

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30	Besluitvorming in vergadering

30.1	Elk aandeel geeft recht op een stem.

30.2

Voor zover de wet of deze statuten niet anders bepalen worden alle besluiten van de algemene vergadering genomen bij volstrekte meerderheid van de uitgebrachte stemmen, zonder dat een quorum is vereist.

30.3	Staken de stemmen, dan is het voorstel verworpen, onverminderd het bepaalde in artikel 31.3.

30.4

Indien de door de wet of deze statuten gegeven voorschriften voor het oproepen en houden van algemene vergaderingen van aandeelhouders niet in acht zijn genomen, kunnen ter vergadering alleen geldige besluiten van de algemene vergadering worden genomen, indien het gehele geplaatste kapitaal van de vennootschap en alle personen met certificaathoudersrechten aanwezig of vertegenwoordigd zijn en met algemene stemmen.

30.5

Bij de vaststelling in hoeverre aandeelhouders stemmen, aanwezig of vertegenwoordigd zijn, of in hoeverre het geplaatste kapitaal van de vennootschap aanwezig of vertegenwoordigd is, wordt geen rekening gehouden met aandelen waarvan de wet of deze statuten bepalen dat daarvoor geen stem kan worden uitgebracht.

31	Stemmingen

31.1

Alle stemmingen geschieden mondeling. De voorzitter van de vergadering kan echter bepalen dat de stemmen schriftelijk worden uitgebracht. Indien het betreft een stemming over personen kan ook een ter vergadering aanwezige of vertegenwoordigde stemgerechtigde verlangen dat de stemmen schriftelijk worden uitgebracht. Schriftelijke stemming geschiedt bij gesloten, ongetekende stembriefjes.

31.2	Blanco stemmen en ongeldige stemmen gelden als niet uitgebracht.

31.3

In een algemene vergadering van aandeelhouders kan een stemming over een persoon slechts geschieden indien ten tijde van de oproeping voor de vergadering de naam van die persoon in de agenda voor die vergadering is opgenomen.

31.4

Indien bij een verkiezing van personen niemand de meerderheid van de uitgebrachte stemmen heeft verkregen, heeft een tweede vrije stemming plaats. Heeft alsdan weer niemand de meerderheid verkregen, dan vinden herstemmingen plaats, totdat hetzij één persoon de meerderheid van de uitgebrachte stemmen heeft verkregen, hetzij tussen twee personen is gestemd en de stemmen staken. Bij gemelde herstemmingen (waaronder niet begrepen de tweede vrije stemming) wordt telkens gestemd tussen de personen op wie bij de voorafgaande stemming is gestemd, uitgezonderd de persoon op wie bij de voorafgaande stemming het geringste aantal stemmen is uitgebracht. Is bij de voorafgaande stemming het geringste aantal stemmen op meer dan een persoon uitgebracht, dan wordt door loting uitgemaakt op wie van die personen bij de nieuwe stemming geen stemmen meer kunnen worden uitgebracht. Ingeval bij een stemming tussen twee personen de stemmen staken, beslist het lot wie van beiden is gekozen.

31.5	Besluiten kunnen bij acclamatie worden genomen, indien geen van de ter vergadering aanwezige of vertegenwoordigde stemgerechtigden zich daartegen verzet.

31.6

De raad van bestuur kan besluiten dat iedere stemgerechtigde bevoegd is om door middel van een elektronisch communicatiemiddel, hetzij in persoon, hetzij bij een schriftelijk gevolmachtigde, het stemrecht uit te oefenen. Daartoe is vereist dat de stemgerechtigde via het elektronische communicatiemiddel kan worden geïdentificeerd, rechtstreeks kan kennisnemen van de verhandelingen ter vergadering en het stemrecht kan uitoefenen. De raad van bestuur kan voorwaarden verbinden aan het gebruik van het elektronische communicatiemiddel welke voorwaarden bij de oproeping tot de algemene vergadering van aandeelhouders bekend worden gemaakt en op de website van de vennootschap worden geplaatst.

31.7

Het ter vergadering uitgesproken oordeel van de voorzitter van de vergadering omtrent de uitslag van een stemming is beslissend. Hetzelfde geldt voor de inhoud van een genomen besluit voor zover gestemd werd over een niet schriftelijk vastgelegd voorstel. Wordt echter onmiddellijk na het uitspreken van dat

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oordeel de juistheid daarvan betwist, dan vindt een nieuwe stemming plaats wanneer de meerderheid van de ter vergadering aanwezige of vertegenwoordigde stemgerechtigden of, indien de oorspronkelijke stemming niet hoofdelijk of schriftelijk geschiedde, een ter vergadering aanwezige of vertegenwoordigde stemgerechtigde dit verlangt. Door deze nieuwe stemming vervallen de rechtsgevolgen van de oorspronkelijke stemming.

32	Besluitvorming buiten vergadering

32.1

De aandeelhouders kunnen besluiten van de algemene vergadering in plaats van in een vergadering schriftelijk nemen, mits met algemene stemmen van alle stemgerechtigde aandeelhouders. Het bepaalde in artikel 27.5 is van overeenkomstige toepassing. Besluitvorming buiten vergadering is evenwel niet mogelijk indien er pandhouders of vruchtgebruikers met stemrecht zijn.

32.2

ledere aandeelhouder is verplicht er voor zorg te dragen dat de aldus genomen besluiten zo spoedig mogelijk schriftelijk ter kennis van de raad van bestuur worden gebracht. De raad van bestuur maakt van de genomen besluiten aantekening en voegt deze aantekeningen bij de aantekeningen bedoeld in artikel 29.3.

33	Bijzondere besluiten van de algemene vergadering

Onverminderd het in de Nederlandse wet en het elders in deze statuten bepaalde, kunnen besluiten van de algemene vergadering omtrent de volgende onderwerpen slechts worden genomen met een meerderheid van twee derden van de uitgebrachte stemmen, die ten minste de helft van het geplaatste kapitaal van de vennootschap vertegenwoordigen of met inachtneming van het bepaalde in artikel 32.1:

(a)	een wijziging van de statuten van de vennootschap;

(b)	een juridische fusie of juridische splitsing als bedoeld in artikel 35; en

(c)	de ontbinding van de vennootschap als bedoeld in artikel 36.

HOOFDSTUK XI

STATUTENWIJZIGING; OMZETTING; JURIDISCHE FUSIE EN JURIDISCHE SPLITSING; ONTBINDING EN VEREFFENING

34	Statutenwijziging; omzetting

34.1

De algemene vergadering is bevoegd deze statuten te wijzigen, met dien verstande dat een dergelijk besluit slechts kan worden genomen op voorstel van de raad van bestuur. Wanneer aan de algemene vergadering een voorstel tot statutenwijziging zal worden gedaan, moet dat steeds bij de oproeping tot de algemene vergadering van aandeelhouders worden vermeld. Tegelijkertijd moet een afschrift van het voorstel, waarin de voorgedragen wijziging woordelijk is opgenomen, ten kantore van de vennootschap ter inzage worden gelegd voor de aandeelhouders en de personen met certificaathoudersrechten tot de afloop van de vergadering. Vanaf de dag van de nederlegging tot de dag van de vergadering wordt aan een aandeelhouder, op diens verzoek, kosteloos een afschrift van het voorstel verstrekt. Van een wijziging van deze statuten wordt een notariële akte opgemaakt.

34.2

De vennootschap kan zich omzetten in een andere rechtsvorm. Voor omzetting is vereist een besluit tot omzetting, genomen door de algemene vergadering, alsmede een besluit tot statutenwijziging, met dien verstande dat dergelijke besluiten slechts kunnen worden genomen op voorstel van de raad van bestuur. Op een omzetting zijn voorts van toepassing de desbetreffende bepalingen van Boek 2 van het Burgerlijk Wetboek. Omzetting beëindigt het bestaan van de rechtspersoon niet.

35	Juridische fusie en juridische splitsing

35.1

De vennootschap kan een juridische fusie aangaan met één of meer andere rechtspersonen. Een besluit tot fusie kan slechts worden genomen op basis van een voorstel tot fusie, opgesteld door de besturen van de

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fuserende rechtspersonen. In de vennootschap wordt het besluit tot fusie genomen door de algemene vergadering, met dien verstande dat een dergelijk besluit slechts kan worden genomen op voorstel van de raad van bestuur. Echter, in de gevallen bedoeld in artikel 2:331 van het Burgerlijk Wetboek, kan het besluit tot fusie warden genomen door de raad van bestuur.

35.2

De vennootschap kan partij zijn bij een juridische splitsing. Onder juridische splitsing wordt zowel verstaan zuivere splitsing als afsplitsing. Een besluit tot splitsing kan slechts worden genomen op basis van een voorstel tot splitsing, opgesteld door de besturen van de partijen bij de splitsing. In de vennootschap wordt het besluit tot splitsing genomen door de algemene vergadering, met dien verstande dat een dergelijk besluit slechts kan worden genomen op voorstel van de raad van bestuur. Echter, in de gevallen bedoeld in artikel 2:334ff van het Burgerlijk Wetboek kan het besluit tot splitsing worden genomen door de raad van bestuur.

35.3	Op juridische fusies en juridische splitsingen zijn voorts van toepassing de desbetreffende bepalingen van Boek 2, Titel 7 van het Burgerlijk Wetboek.

36	Ontbinding en vereffening

36.1

De vennootschap kan worden ontbonden door een daartoe strekkend besluit van de algemene vergadering, met dien verstande dat een dergelijk besluit slechts kan worden genomen op voorstel van de raad van bestuur. Wanneer aan de algemene vergadering een voorstel tot ontbinding van de vennootschap zal worden gedaan, moet dat bij de oproeping tot de algemene vergadering van aandeelhouders worden vermeld.

36.2

In geval van ontbinding van de vennootschap krachtens besluit van de algemene vergadering worden de uitvoerende bestuurders vereffenaars van het vermogen van de ontbonden vennootschap, tenzij de algemene vergadering besluit één of meer andere personen tot vereffenaar te benoemen, en worden de niet-uitvoerende bestuurders belast met het toezicht op de vereffening.

36.3	Gedurende de vereffening blijven de bepalingen van deze statuten zo veel mogelijk van kracht.

36.4

Hetgeen na voldoening van de schulden van de ontbonden vennootschap is overgebleven, wordt overgedragen aan de aandeelhouders, naar evenredigheid van het gezamenlijke nominale bedrag van ieders aandelen.

36.5

Na afloop van de vereffening blijven de boeken, bescheiden en andere gegevensdragers van de ontbonden vennootschap gedurende de bij de wet voorgeschreven termijn onder berusting van een daartoe door de algemene vergadering en bij gebreke daaraan door de vereffenaars aan te wijzen persoon.

36.6	Op de vereffening zijn voorts van toepassing de desbetreffende bepalingen van Boek 2, Titel 1 van het Burgerlijk Wetboek.

37	Overgangsbepaling (onderaandelen)

37.1

Met ingang van de onderhavige Derde Statutenwijzing ingevolge welke dit artikel 37 is ingevoegd zijn de onmiddellijk voorafgaand daaraan door een aandeelhouder gehouden aandelen in het kapitaal van de vennootschap, met een nominaal bedrag van twee eurocent (EUR 0,02) elk, samengevoegd tot zoveel gewone aandelen in het kapitaal van de vennootschap, met een nominaal bedrag van tien eurocent (EUR 0,10) elk, als wordt gevonden door het totale aantal door de desbetreffende aandeelhouder onmiddellijk voorafgaand aan de Derde Statutenwijziging gehouden aandelen in het kapitaal van de vennootschap met een nominaal bedrag van twee eurocent (EUR 0,02) elk te delen door vijf (5), met dien verstande dat indien uit die deling een fractie resulteert, zodanige fractie één (1) onderaandeel met een nominale waarde van twee eurocent (EUR 0,02) vormt.

37.2	leder onderaandeel heeft een nominale waarde van twee eurocent (EUR 0,02) en luidt op naam.

37.3

Onverminderd het overigens in dit artikel 37 bepaalde vinden de bepalingen van Titel 4 van Boek 2 van het Burgerlijk Wetboek over aandelen en aandeelhouders overeenkomstige toepassing op onderaandelen en houders van onderaandelen, voor zover uit die bepalingen niet anders blijkt.

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37.4

De bepalingen in deze statuten over aandelen en aandeelhouders zijn van overeenkomstige toepassing op onderaandelen en houders van onderaandelen, voor zover uit die bepalingen en de artikelen 37.5 en 37.6 niet anders blijkt.

37.5

Een houder van één of meer onderaandelen kan tezamen met één of meer andere houders van één of meer onderaandelen de aan een gewoon aandeel met een nominaal bedrag van tien eurocent (EUR 0,10) verbonden vergaderen stemrechten uitoefenen voor zover het door zodanige houders van één of meer onderaandelen gezamenlijk gehouden aantal onderaandelen gelijk is aan vijf (5) of een veelvoud daarvan. Deze rechten worden uitgeoefend hetzij door één van hen, daartoe door de anderen schriftelijk gevolmachtigd, hetzij door een gevolmachtigde aan wie daartoe door die houders van onderaandelen schriftelijk volmacht is verleend.

37.6

ledere houder van een onderaandeel is gerechtigd tot één vijfde (1/5) gedeelte van het (interim-)dividend en enige andere uitkering waartoe een houder van één gewoon aandeel met een nominaal bedrag van tien eurocent (EUR 0,10) is gerechtigd.

37.7

Indien de houder van één of meer onderaandelen een zodanig aantal onderaandelen verkrijgt dat het totaal door hem gehouden aantal onderaandelen ten minste gelijk is aan vijf (5), worden telkens vijf (5) door hem gehouden onderaandelen van rechtswege samengevoegd tot één gewoon aandeel van tien eurocent (EUR 0,10). Daarvan zal aantekening geschieden in het register van aandeelhouders van de vennootschap. De vennootschap zal terzake van een samenvoeging als hierboven in dit artikel 37.7 bedoeld geen kosten in rekening brengen.

37.8

Dit artikel 37, inclusief het opschrift, vervalt na het deponeren van een kennisgeving door de raad van bestuur bij het handelsregister van de Kamers van Koophandel. De raad van bestuur zal zorg dragen voor deze deponering bij het handelsregister van de Kamers van Koophandel terstond na vaststelling dat er geen onderaandelen van aandelen in het kapitaal van de vennootschap meer bestaan.

38	Overgangsbepaling (aanwijzing raad van bestuur)

38.1

Naast de separate aanwijzing van de raad van bestuur als het bevoegde orgaan van de vennootschap tot uitgifte van aandelen of het verlenen van rechten tot het nemen van aandelen, met de bevoegdheid het daarmee verband houdende voorkeursrecht te beperken of uit te sluiten, krachtens (i) wijzigingen van de statuten van de vennootschap overeenkomstig de conceptakten van statutenwijziging met referentienummer A12908367 en met referentienummer A12909562, beide zoals opgesteld door Linklaters LLP, kantoor Amsterdam; en (ii) een door de algemene vergadering daartoe genomen besluit op zesentwintig januari tweeduizend elf, zulke separate aanwijzingen van de raad van bestuur gedaan in het kader van de notering van de vennootschap in New York aan de New York Stock Exchange, is de raad van bestuur hierbij aangewezen als het bevoegde orgaan van de vennootschap tot uitgifte van aandelen of het verlenen van rechten tot het nemen van aandelen, met de bevoegdheid het daarmee verband houdende voorkeursrecht te beperken of uit te sluiten en voorts met inachtneming van het volgende:

(a)	de aanwijzing mag door de algemene vergadering worden verlengd, iedere keer voor een periode van ten hoogste vijf jaar;

(b)	de aanwijzing betreft éénhonderd procent (100%) van de aandelen van het maatschappelijk kapitaal van de vennootschap, zoals dat van tijd tot tijd luidt.

38.2	De krachtens artikel 38.1 aan de raad van bestuur toegekende bevoegdheid eindigt op achtentwintig januari tweeduizend zestien en dit artikel 38, inclusief het opschrift, vervalt op die dag.

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Articles of association:

CHAPTER I

1	Definitions and interpretation

1.1	In these articles of association, the following terms shall have the following meanings:

“Board” means the board of Directors of the Company.

“Chairman” has the meaning attributed thereto in article 15.1.

“Chief Executive Officer” or “CEO” has the meaning attributed thereto in article 14.2.

“Company” means the company the internal organisation of which is governed by these articles of association.

“Company Secretary” has the meaning attributed thereto in article 14.4.

“Director” means each member of the Board; unless the contrary is apparent, this shall include each Executive Director and each Non-Executive Director.

“Distributable Equity” means the part of the Company’s equity which exceeds the aggregate of the issued capital and the reserves which must be maintained pursuant to the laws of the Netherlands.

“Executive Director” means a member of the Board, which member is particularly responsible for the daily affairs of the Company.

“General Meeting” or “General Meeting of Shareholders” means the body of the Company consisting of the person or persons to whom, as a Shareholder or otherwise, voting rights attached to Shares accrue or (as the case may be) a meeting of such persons (or their representatives) and other persons entitled to attend such meetings.

“in writing” means transmitted by letter, telecopier or e-mail, or any other electronic means of communication, provided the relevant message is legible and reproducible.

“Non-Executive Director” means a member of the Board, which member is particularly responsible for the supervision on the policy of the Executive Directors and the general affairs of the Company.

“President” has the meaning attributed thereto in article 14.2.

“Share” means an ordinary share in the capital of the Company.

“Shareholder” means a holder of one or more Shares.

“Subsidiary” means a subsidiary of the Company as referred to in Section 2:24a of the Dutch Civil Code.

“Vice-Chairman” has the meaning attributed thereto in article 15.1.

1.2	References to “articles” refer to articles that are part of these articles of association, except where expressly indicated otherwise.

CHAPTER II

NAME, OFFICIAL SEAT AND OBJECTS

2	Name and official seat

2.1	The Company’s name is:

InterXion Holding N.V.

2.2	The Company has its official seat in Amsterdam, the Netherlands.

3	Objects

The objects of the Company are:

(a)	to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies;

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(b)	to finance businesses and companies;

(c)

to borrow, to lend and to raise funds, including through the issue of bonds, debt instruments or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

(d)	to render advice and services to businesses and companies with which the Company forms a group and to third parties;

(e)	to grant guarantees, to bind the Company and to pledge its assets for obligations of businesses and companies with which it forms a group and on behalf of third parties;

(f)	to perform any and all activities of an industrial, financial or commercial nature;

and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

CHAPTER III

AUTHORISED CAPITAL; SHARES; REGISTER OF SHAREHOLDERS

4	Authorised capital

4.1	The authorised capital of the Company is twenty million euro (EUR 20,000,000).

4.2	The authorised capital of the Company is divided into two hundred million (200,000,000) Shares, with a nominal value of ten eurocents (EUR 0.10) each, numbered 1 through 200,000,000.

5	Shares; register of Shareholders.

5.1	All Shares shall be registered and shall be available in the form of an entry in the register of Shareholders. No share certificates shall be issued.

5.2

With due observance of the applicable provisions of the laws of the Netherlands in respect of Shares, a register of Shareholders shall be kept by or on behalf of the Company, which register shall be regularly updated and, at the discretion of the Board, may, in whole or in part, be kept in more than one copy and at more than one address. Part of the register of Shareholders may be kept abroad in order to comply with applicable foreign statutory provisions or rules of the New York Stock Exchange.

5.3	The form and contents of the register of Shareholders shall be determined by the Board with due observance of the provisions of articles 5.2 and 5.5.

5.4	All entries and notes in the register shall be signed by one or more persons authorised to represent the Company.

5.5	Each Shareholder’s name, his address and such further information as required by the laws of the Netherlands or considered appropriate by the Board, shall be recorded in the register of Shareholders.

5.6

Upon his request and free of charge, a Shareholder shall be provided with written evidence of the contents of the register of Shareholders with regard to the Shares registered in his name, and the statement so issued may be validly signed on behalf of the Company by a person to be designated for that purpose by the Board. In order to comply with applicable foreign statutory provisions or rules of the New York Stock Exchange, the Company may allow inspection of the register of Shareholders by, or provide information included in the register of Shareholders to, any applicable supervisory authority.

5.7	The provisions of articles 5.5 and 5.6 shall equally apply to persons who hold a pledge on or usufruct in a Share.

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CHAPTER IV

ISSUANCE OF SHARES

6	Resolution to issue; conditions

6.1

Shares may be issued pursuant to a resolution of the General Meeting or of another body of the Company designated for that purpose by a resolution of the General Meeting or these articles of association for a fixed period, not exceeding five years. On such designation, the number of Shares which may be issued must be specified. The designation may be extended, from time to time, for a period not exceeding five years. Unless the designation provides otherwise, it may not be withdrawn. A resolution of the General Meeting to issue Shares or to designate another body of the Company as the competent body to issue Shares can only be adopted at the proposal of the Board.

6.2

Within eight days after each resolution of the General Meeting to issue Shares or to designate another body of the Company as the competent body to issue Shares, the full wording of the resolution involved shall be deposited at the office of the Dutch Trade Register.

6.3

The provisions of articles 6.1 and 6.2 shall apply by analogy to the granting of rights to subscribe for Shares, but shall not be applicable to the issue of Shares to persons exercising a right to subscribe for Shares previously granted.

6.4

Within eight days after the end of each calendar quarter, each issue of Shares in such calendar quarter shall be notified to the office of the Dutch Trade Register, stating the number of Shares issued.

6.5

A resolution to issue Shares shall stipulate the issue price and the other conditions of issue. The issue price shall not be less than par, without prejudice to the provisions laid down in Section 2:80, subsection 2, of the Dutch Civil Code.

7	Rights of pre-emption

7.1

Upon issuance of Shares, each Shareholder shall have a right of pre-emption in proportion to the aggregate nominal value of his Shares, subject to the provisions of articles 7.2, 7.3 and 7.6. Shareholders shall have a similar right of pre-emption if rights are granted to subscribe for Shares.

7.2

Shareholders shall have no right of pre-emption on Shares which are issued against non-cash contributions nor on Shares which are issued to employees of the Company or of a group company as defined in Section 2:24b of the Dutch Civil Code.

7.3

Prior to each single issuance of Shares, the right of pre-emption may be limited or excluded by a resolution of the General Meeting. The right of preemption may also be limited or excluded by the body of the Company designated pursuant to article 6.1 hereof, if, by a resolution of the General Meeting or these articles of association, it was designated and authorised for a fixed period, not exceeding five years, to limit or exclude such right of preemption. The designation may be extended, from time to time, for a period not exceeding five years. Unless the designation provides otherwise, it may not be withdrawn. If less than one-half of the Company’s issued capital is present or represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to limit or exclude such right of pre-emption or to make such designation. A resolution of the General Meeting to limit or exclude the right of pre-emption or to designate another body of the Company as the competent body to limit or exclude the right of pre-emption can only be adopted at the proposal of the Board.

7.4

Within eight days after each resolution of the General Meeting to designate another body of the Company as the competent body to limit or exclude the right of pre-emption, the full wording of the resolution involved shall be deposited at the office of the Dutch Trade Register.

7.5

The Company shall announce any issuance of Shares with rights of preemption and the period of time within which such rights of pre-emption may be exercised in the Dutch Government Gazette (Staatscourant) and in a nationally distributed newspaper, unless the announcement is made to all

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Shareholders in writing to the address provided by each of them, and furthermore in such other manner as may be required to comply with the rules of the New York Stock Exchange. Such rights of pre-emption can be exercised during at least two weeks after the day of notice in the Dutch Government Gazette (Staatscourant) or after the dispatch of the announcement to the Shareholders.

7.6	Shareholders shall have no right of pre-emption in respect of Shares which are issued to a person exercising a right to subscribe for Shares previously granted.

7.7	Rights of pre-emption may not be separately disposed of.

8	Payment for Shares

8.1	The full nominal value of each Share must be paid upon subscription, and, in addition, if the Share is issued at a higher amount, the difference between such amounts.

8.2

Payment for a Share must be made in cash insofar as no non-cash contribution has been agreed upon. Payment in a currency other than euro may only be made with the consent of the Company and with due observance of the provisions of Section 2:93a of the Dutch Civil Code.

8.3	Non-cash contributions on Shares are subject to the provisions of Section 2:94b of the Dutch Civil Code.

8.4

The Board shall be authorised to perform legal acts relating to non-cash contributions on Shares and other legal acts as referred to in Section 2:94 of the Dutch Civil Code, without prior approval of the General Meeting.

CHAPTER V

OWN SHARES; REDUCTION OF THE ISSUED CAPITAL

9	Own Shares

9.1	When issuing Shares, the Company may not subscribe for its own Shares.

9.2	The Company may acquire fully paid-up Shares or depositary receipts thereof, provided either no valuable consideration is given, or:

(a)	the Distributable Equity is at least equal to the purchase price;

(b)

the aggregate nominal value of the Shares or depositary receipts thereof to be acquired, and of the Shares or depositary receipts thereof already held, by the Company its Subsidiaries, and of the Shares and depositary receipts thereof held in pledge by the Company, does not exceed one-half of the Company’s issued capital; and

(c)

the Board has been authorised by the General Meeting thereto. Such authorisation shall be valid for not more than eighteen (18) months. The General Meeting must specify in the authorisation the number of Shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set.

9.3

The validity of the acquisition shall be decided on the basis of the amount of equity appearing from the last adopted balance sheet, less the aggregate of the acquisition price for Shares or depositary receipts thereof, the amount of loans as referred to in article 10.3 and any distributions of profits or at the expense of reserves to others which have become due by the Company and its Subsidiaries after the balance sheet date. An acquisition in accordance with article 9.2 shall not be permitted, if more than six months have elapsed after the end of a financial year without the annual accounts having been adopted.

9.4

The Company may, without the authorisation as referred to in article 9.2(c), acquire own Shares which are quoted in the listing of any stock exchange in order to transfer them to employees of the Company or of a group company of the Company as referred to in Section 2:24b of the Dutch Civil Code pursuant to a plan applicable to such employees.

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9.5	The foregoing provisions of this article 9 shall not apply to Shares or depositary receipts thereof which the Company acquires by universal succession of title.

9.6	The acquisition of Shares or depositary receipts thereof by a Subsidiary shall be subject to the provisions of Section 2:98d of the Dutch Civil Code.

9.7	Shares or depositary receipts thereof held by the Company may be transferred pursuant to a resolution of the Board.

9.8

In the General Meeting, no voting rights may be exercised for any Share held by the Company or a Subsidiary, or for any Share for which the Company or a Subsidiary holds the depositary receipts. However, pledgees and usufructuaries of Shares owned by the Company or a Subsidiary are not excluded from exercising voting rights if the right of pledge or the usufruct was created before the Share was owned by the Company or such Subsidiary. The Company or a Subsidiary may not exercise voting rights for a Share in which it holds a right of pledge or a usufruct.

10	Financial assistance

10.1

The Company may not give security, guarantee the price, or in any other way answer to or bind itself, either severally or jointly, for or on behalf of third parties, with a view to a subscription for or an acquisition of Shares or depositary receipts thereof by others. This prohibition also applies to Subsidiaries.

10.2

The prohibition of article 10.1 shall not apply to Shares or depositary receipts thereof subscribed or acquired by or for employees of the Company or of a group company as defined in Section 2:24b of the Dutch Civil Code.

10.3

The Company and its Subsidiaries may provide loans with a view to the subscription or acquisition by others of Shares or depositary receipts thereof in the Company, but only to the extent permitted under and in compliance with Section 2:98c of the Dutch Civil Code.

11	Reduction of the issued capital

11.1	The General Meeting may resolve to reduce the Company’s issued capital, provided that such resolution can only be adopted at the proposal of the Board.

11.2	A reduction of the Company’s issued capital may be effected:

(a)	by cancellation of Shares held by the Company or for which the Company holds the depositary receipts; or

(b)	by reducing the nominal value of Shares, to be effected by an amendment of these articles of association.

11.3

If less than one-half of the Company’s issued capital is present or represented at a General Meeting of Shareholders, a majority of at least two-thirds of the votes cast shall be required for a resolution of the General Meeting to reduce the Company’s issued capital.

11.4	A reduction of the nominal value of Shares without repayment must be effected in proportion to all Shares. This principle may be deviated from with the consent of all Shareholders.

11.5

The notice convening a General Meeting of Shareholders, at which a proposal to reduce the Company’s issued capital will be made, shall state the purpose of the capital reduction and the manner in which it is to be achieved. The provisions in these articles of association relevant to a proposal to amend the articles of association shall apply by analogy.

11.6	A reduction of the Company’s issued capital shall furthermore be subject to the provisions of Sections 2:99 and 2:100 of the Dutch Civil Code.

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CHAPTER VI

TRANSFER OF SHARES

12	Transfer of Shares

12.1

If Section 2:86c of the Dutch Civil Code applies, the transfer of a Share shall require a private deed to that effect and, except in the event the Company is party to that legal act, an acknowledgement in writing by the Company of the transfer. The acknowledgement shall be given in the private deed, or by a dated statement embodying such acknowledgement on the private deed or on a true copy or extract thereof duly authenticated by a civil law notary or by the transferor. Serving of such private deed, true copy or extract on the Company shall be deemed to be equal to acknowledgement.

12.2

If Section 2:86c of the Dutch Civil Code applies, the transfer of a Share shall, inter alia, require a notarial deed to that effect to be executed for that purpose before a civil law notary registered in the Netherlands, to which deed those involved in the transfer shall be parties.

12.3	The acknowledgement of transfer by the Company shall be signed by one or more persons authorised to represent the Company.

12.4	The provisions of articles 12.1 and 12.2 shall apply correspondingly to the allotment of Shares by distribution of any community.

CHAPTER VII

PLEDGING OF SHARES AND USUFRUCT ON SHARES

13	Pledging of Shares and usufruct on Shares

13.1	The provisions of article 12 shall apply by analogy to the pledging of Shares and to the creation or transfer of a usufruct on Shares.

13.2

Upon the creation of a right of pledge or usufruct on a Share, the voting rights attached to such Share may be assigned to the pledgee or usufructuary, with due observance of the relevant provisions of the laws of the Netherlands. Both the Shareholder without voting rights and the pledgee or usufructuary with voting rights shall have the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital. The pledgee or usufructuary without voting rights shall not have the rights referred to in the preceding sentence.

CHAPTER VIII

THE BOARD

14	Composition; remuneration

14.1

The Board shall consist of a minimum of one Executive Director and a minimum of three Non-Executive Directors, provided that the Board shall be comprised of a maximum of seven Directors and that the majority of the Board consists of Non-Executive Directors. With due observance of the foregoing, the General Meeting shall determine the number of Executive Directors and Non-Executive Directors. Only natural persons can be Non-Executive Directors. The Executive Directors and the Non-Executive Directors as such shall be appointed by the General Meeting, provided that the Directors shall be classified, with respect to the term for which each Director will severally be appointed and serve as Director, into three classes, as nearly equal in number as reasonably possible. The initial class I Directors shall serve for a term of office expiring immediately following the annual General Meeting of Shareholders to be held in the financial year two thousand and eleven, the initial class II Directors shall serve for a term of office expiring immediately following the annual General Meeting of Shareholders to be held in the financial year two thousand and twelve, and the initial class Ill Directors shall serve for a

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term of office expiring immediately following the annual General Meeting of Shareholders to be held in the financial year two thousand and thirteen. At each annual General Meeting of Shareholders, Directors appointed to succeed those Directors whose terms expire shall be appointed to serve for a term of office to expire immediately following the third succeeding annual General Meeting of Shareholders after their appointment. Notwithstanding the foregoing, the Directors appointed shall continue to serve their term in office until their successors are duly appointed and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director so appointed to fill that vacancy will serve its term in office for the remainder of the full term of the Directors with respect whereto the vacancy occurred. The Board shall have nomination rights with respect to the appointment of a Director. Any nomination by the Board may consist of one or more candidates per vacant seat. If a nomination consists of a list of two or more candidates, it shall be binding and the appointment to the vacant seat concerned shall be from the persons placed on the binding list of candidates and shall be effected through election. Notwithstanding the foregoing, the General Meeting may, at all times, by a resolution passed with a two-thirds majority of the votes cast representing more than one-half of the Company’s issued capital, resolve that such list of candidates shall not be binding. A Director may be reappointed. The appointment of a Director in itself does not constitute an employment contract (arbeidsovereenkomst) between the Director and the Company.

14.2

The Board may assign to an Executive Director the title of chief executive officer (“Chief Executive Officer” or “CEO”) and to an Executive Director the title of president (the “President”). These titles may also be assigned to the same Executive Director.

14.3

A Director may be suspended or removed by the General Meeting at any time by a resolution passed with a two-thirds majority of the votes cast representing more than one-half of the Company’s issued capital. If permitted under the laws of the Netherlands, a Director may also be suspended by the Board. Any suspension may not last longer than three months in the aggregate. If, at the end of that period, no decision has been taken on termination of the suspension, the suspension shall end.

14.4

The Board may appoint a company secretary (the “Company Secretary”), which shall assist the Board. The Company Secretary shall have such powers as are assigned to him in these articles of association and, subject to the provisions of these articles of association, as assigned to him by the Board on or after his appointment.

14.5

The Company has a policy on the remuneration of the Board. The policy shall be adopted by the General Meeting, upon a proposal of the Board. The policy on remuneration shall, in any case, include the subjects referred to in Sections 2:383c up to and including 2:383e of the Dutch Civil Code, insofar as these relate to the Board.

14.6

Remuneration of an Executive Director shall be determined by the Board within the framework of the remuneration policy referred to in article 14.5. Remuneration of a Non-Executive Director shall be determined upon a proposal of the Board by the General Meeting within the framework of the remuneration policy referred to in article 14.5.

14.7

Proposals concerning remuneration in the form of shares or share options to Directors shall be submitted by the Board to the General Meeting for its approval. Such proposals must, at a minimum, state the number of shares or share options that may be granted to the Board and the criteria that apply to the granting of such shares or share options or the alteration of such arrangements.

15	Chairman of the Board

15.1

The Board shall appoint one of the Directors to be the chairman of the Board (the “Chairman”) for such period as the Board may decide. The Board may also appoint one or more of its Directors as vice-chairman of the Board (a “Vice-Chairman”) for such period as the Board may decide.

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15.2

If no Chairman has been appointed or if the Chairman is absent or unwilling to take the chair, a meeting of the Board shall be presided over by a Vice-Chairman or in the event of his absence or unwillingness to take the chair, by a Director or another person present designated for such purpose by the meeting to be entrusted with such of the duties of the Chairman.

15.3	The Chairman shall have a casting vote in the event of a tie of the votes.

16	Duties, decision-making process and allocation of duties; committees

16.1	Subject to the restrictions imposed by these articles of association, the Board shall be entrusted with the management of the Company.

16.2

The Non-Executive Directors shall supervise the policy and the fulfilment of duties of the Executive Directors and the general affairs of the Company and the business connected with it they shall be furthermore entrusted with such duties as are and shall be determined by or pursuant to these articles of association.

16.3

With due observance of these articles of association, the Board may establish rules regarding its decision-making process and working methods, its internal organisation, the composition, duties and organisation of committees and any other matters concerning the Board, the Executive Directors, the Non-Executive Directors and the committees established by the Board.

16.4

The Company shall have an audit committee, a nominating committee and a compensation committee. The Board may establish such other committees as it may deem necessary, which committees may consist of one or more Directors. The Board appoints the members of each committee and determines the tasks of each committee. The Board may, at any time, change the duties and the composition of each committee.

16.5

Meetings of the Board may be held by means of an assembly of the Directors in person at a formal meeting or by conference call, video conference or by any other means of communication, provided that all Directors participating in such meeting are able to communicate with each other simultaneously. Participation in a meeting held in any of the above ways shall constitute presence at such meeting.

16.6

Board resolutions may also be adopted outside a formal meeting, in writing or otherwise, provided that the proposal concerned is submitted to all Directors then in office and none of them objects to the proposed manner of adopting resolutions. A report, with respect to a resolution adopted other than in writing shall be prepared by a Director. The report shall be signed by such Director and presented to the Board for its information in the next meeting of the Board. Adoption of resolutions in writing shall be effected by written statements from all Directors then in office.

17	Representation; conflict of interest

17.1	The Company shall be represented by the Board. An Executive Director acting individually shall also be authorised to represent the Company.

17.2

The Board may appoint officers with general or limited power to represent the Company. Each officer shall be competent to represent the Company, subject to the restrictions imposed on him. The Board shall determine each officer’s title. The authority of an officer thus appointed may not extend to any transaction where the Company has a conflict of interest with the officer concerned or with one or more Directors.

17.3

In the event of a conflict of interest between the Company and one or more Directors, the provisions of article 17.1 shall continue to apply unimpaired, unless the General Meeting has designated one or more other persons to represent the Company in the case at hand or in general in the event of such a conflict.

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18	Approval of Board resolutions

18.1

Resolutions of the Board entailing a significant change in the identity or character of the Company or the business connected with it are subject to the approval of the General Meeting, including in any case:

(a)	the transfer of (nearly) the entire business of the Company to a third party;

(b)

entering into or termination of long-term co-operations of the Company or a Subsidiary with an other legal entity or company or as fully liable partner in a limited partnership or general partnership, if this co-operation or termination is of major significance for the Company; and

(c)

acquiring or disposing of participating interests in the capital of a company of at least one third of the sum of the assets of the Company as shown on its balance sheet plus explanatory notes or, if the Company prepares a consolidated balance sheet, its consolidated balance sheet plus explanatory notes according to the last adopted annual accounts of the Company, by the Company or a Subsidiary.

18.2	The absence of approval by the General Meeting of a resolution as referred to in article 18.1 shall not affect the authority of the Board or an Executive Director to represent the Company.

19	Vacancy or inability to act

If a seat on the Board is vacant or a Director is unable to perform his duties, the remaining Directors’ or Director’s duties, rights and abilities shall be unchanged from that which existed prior to such vacancy or inability of a Director to perform duties save that in the event of the seat of the sole Executive Director being vacant or the sole Executive Director being unable to perform his duties, his duties, rights and abilities shall be temporarily performed by one or more of the Non-Executive Directors or by a person designated for that purpose by the Non-Executive Directors. If all seats on the Board are vacant or all Directors or the sole Director, as the case may be, are unable to perform their duties, the management of the business and affairs of the Company shall be temporarily entrusted to one or more persons designated for that purpose by the General Meeting.

20	Indemnity

20.1

Subject to the provisions of article 20.3 below, the Company shall indemnify each current and former Director who is conducting a defence against (threatening) claims or who is subject to (threatening) investigations based on acts or failures to act in the exercise of his or her duties or any other duties currently or previously performed by him or her at the Company’s request, or who is appearing in other legal proceedings in which he or she is involved as a current or former Director or based on any other duties currently or previously performed by him or her at the Company’s request—with the exception of proceedings primarily aimed at pursuing a claim on his or her own behalf (not including any claim for recourse in relation to claims or investigations referred to above in this article 20.1) against all costs and expenses reasonably incurred by him or her and shall pay any damages or fines payable by the (former) Director as a result of an act or failure to act as referred to above in this article 20.1. This indemnification shall also apply to any claims by the Company or by a shareholder of the Company.

20.2

Costs, damages and fines incurred by the (former) Director as referred to under article 20.1 shall be paid by the Company upon having received a specification of those costs, damages and fines subject to an undertaking in writing by the (former) Director that he or she shall repay any reimbursed amount to the Company if it shall ultimately be determined that he or she is not entitled to indemnification under the provisions of this article 20 or if and to the extent an insurer subsequently also pays out the costs, damages and/or fines to the (former) Director.

20.3	There shall be no entitlement to indemnity under this article 20:

(a)	if and to the extent the laws of the Netherlands would not permit such indemnification;

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(b)

if and to the extent a competent court has established in a final and conclusive decision that the act or failure to act of the (former) Director may be characterized as wilful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar), unless the laws of the Netherlands provide otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or

(c)	if and to the extent the costs, damages or fines payable by the (former) Director are covered by any liability insurance and the insurer has paid out the costs, damages or fines.

20.4

An amendment of this article 20 shall not prejudice any rights of a (former) Director if acquired under this article 20 before such amendment, unless the (former) Director specifically agrees with such amendment. If there is no specific agreement, the obligations of the Company under this article 20 shall apply as if the amendment was not implemented but only in-so-far as such amendment is a deterioration of the rights of such (former) Director. The indemnity shall also be for the benefit of any heirs of the (former) Director.

20.5

The relevant (former) Director shall follow the Company’s instructions relating to the manner of his or her defence and consult with the Company in advance about the manner of such defence. The person concerned shall not: (i) acknowledge any personal liability, (ii) waive any defence, or (iii) agree on a settlement, without the Company’s prior written consent.

20.6

The Company may take out liability insurance for the benefit of the (former) Directors. In case the Company has taken out liability insurance for the benefit of the (former) Director, the (former) Director shall, to the extent reasonable, act in accordance with the provisions of the insurance policy.

20.7

Any rights and obligations under this article 20 shall be governed by the laws of the Netherlands. Disputes between the Company and a (former) Director arising in relation to this indemnity shall be finally settled in accordance with the Arbitration Rules of the Netherlands Arbitration Institute. The arbitral tribunal shall be composed of one arbitrator. The place of arbitration shall be Amsterdam. The procedure shall be conducted in the English language. The arbitral tribunal shall decide in accordance with the rules of law (naar de regelen des rechts).

20.8	The Board may by agreement or otherwise, give further implementation to the indemnity.

CHAPTER IX

FINANCIAL YEAR AND ANNUAL ACCOUNTS; PROFITS AND DISTRIBUTIONS

21	Financial year and annual accounts

21.1	The Company’s financial year shall be the calendar year.

21.2

Annually, not later than five months after the end of the financial year, save where this period is extended by the General Meeting by not more than six months by reason of special circumstances, the Board shall prepare annual accounts, and shall deposit the same for inspection by the Shareholders and the persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital at the Company’s office.

21.3

Within the same period, the Board shall also deposit the annual report for inspection by the Shareholders and the persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital.

21.4	The annual accounts shall consist of a balance sheet, a profit and loss account and explanatory notes.

21.5	The annual accounts shall be signed by the Directors. If the signature of one or more of them is missing, this shall be stated and reasons for this omission shall be given.

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21.6

The Company shall appoint an accountant to audit the annual accounts. Such appointment shall be made by the General Meeting. If it does not proceed thereto, then the Board shall be authorised. The appointment may be revoked by the General Meeting as well as, in case the appointment was made by the Board, by the Board. The appointment may be revoked for sound reasons only; such reasons shall not include a difference in opinion with regard to reporting methods or audit activities.

21.7

The Company shall ensure that the annual accounts and the annual report and the information to be added by virtue of the laws of the Netherlands are kept at its office as from the day on which notice of the annual General Meeting of Shareholders is given in which the annual accounts and the annual report shall be discussed and in which the adoption of the annual accounts shall be resolved upon. Shareholders and persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital may inspect the documents at that place and obtain a copy free of charge.

21.8

The annual accounts, the annual report, the information to be added by virtue of the laws of the Netherlands and the audit by an accountant, as well as deposition of documents at the Dutch Trade Register, shall furthermore be subject to the provisions of Book 2, Title 9, of the Dutch Civil Code.

22	Adoption of the annual accounts and release from liability

22.1	The General Meeting shall adopt the annual accounts.

22.2

At the General Meeting of Shareholders at which it is resolved to adopt the annual accounts, a proposal concerning release of the Executive Directors from liability for the management pursued and a proposal concerning release of the Non-Executive Directors for their supervision thereon, insofar as the exercise of their duties is reflected in the annual accounts or otherwise disclosed to the General Meeting prior to the adoption of the annual accounts, shall be brought up separately for discussion.

23	Profits and distributions

23.1	The Board shall, in its sole discretion, determine the amount of the profits accrued in a financial year that shall be added to the reserves of the Company.

23.2	The allocation of profits accrued in a financial year remaining after application of article 23.1 shall be determined by the General Meeting.

23.3	Distribution of profits shall be made after adoption of the annual accounts if permissible under the laws of the Netherlands given the contents of the annual accounts.

23.4	The Board may resolve to make interim dividend distributions.

23.5	The General Meeting may resolve to make distributions at the expense of any reserve of the Company, provided that such resolution can only be adopted at the proposal of the Board.

23.6	Distributions on Shares payable in cash shall be paid in euro, unless the Board determines that payment shall be made in another currency.

23.7

Any distribution on Shares may be paid in kind in the form of Shares instead of in cash, provided that this will at all times require the approval of the Board and, if and to the extent the Board is not authorised to issue Shares and to limit or exclude the rights of pre-emption, a resolution of the body of the Company authorised to issue Shares and to limit or exclude the rights of pre-emption.

23.8

Distributions on Shares may be made only up to an amount which does not exceed the amount of the Distributable Equity. If it concerns an interim dividend distribution or distribution at the expense of any reserve of the Company, compliance with this requirement must be evidenced by an interim statement of assets and liabilities as referred to in Section 2:105, subsection 4, of the Dutch Civil Code. The Company shall deposit the statement of assets and liabilities at the office of the Dutch Trade Register within eight days after the day on which the resolution to make the distribution is published.

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23.9

The date of payment of a distribution on Shares shall be determined by the body of the Company authorised to resolve on making such distribution on Shares. A claim of a Shareholder for payment of a distribution on Shares shall be barred after five years have elapsed from the date such payment became due.

23.10

No distributions shall be made on Shares held by the Company in its own capital, unless these Shares have been pledged or a usufruct has been created in these Shares and the authority to collect distributions or the right to receive distributions, respectively, accrues to the pledgee or the usufructuary, respectively. For the computation of distributions, the Shares, on which no distributions shall be made pursuant to this article 23.10, shall not be taken into account.

CHAPTER X

THE GENERAL MEETING

24	Annual General Meeting of Shareholders

24.1	The annual General Meeting of Shareholders shall be held within six months after the end of the financial year.

24.2

The agenda for this annual General Meeting of Shareholders shall, insofar as the period to prepare the annual accounts and the annual report has not been extended in accordance with the provisions of articles 21.2 and 21.3, in any case contain the following business to be discussed:

(a)	discussion of the annual report;

(b)	discussion and adoption of the annual accounts;

(c)	release from liability of the Executive Directors for their management during the financial year concerned

(d)	release from liability of the Non-Executive Directors for their supervision on the management during the financial year concerned;

(e)	appointments for any vacancies; and

(f)	allocation of profits.

The agenda shall furthermore contain other business presented for discussion by the Board or by Shareholders and/or persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital taking into account the provisions of these articles of association and announced with due observance of the provisions of article 26.

25	Other General Meetings of Shareholders

25.1	Other General Meetings of Shareholders shall be held as often as the Board or the CEO deems such necessary, without prejudice to the provisions of this article 25.

25.2

Shareholders and/or persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital representing in the aggregate at least one-tenth of the Company’s issued capital may request the Board to convene a General Meeting of Shareholders, stating specifically the business to be discussed. If the Board has not given proper notice of a General Meeting of Shareholders within four weeks following receipt of such request such that the meeting can be held within six weeks after receipt of the request, the applicants shall be authorised to convene a meeting themselves.

25.3

Within three months of it becoming apparent to the Board that the equity of the Company has decreased to an amount equal to or lower than one-half of the paid and called-up part of the capital, a General Meeting of Shareholders shall be held to discuss any requisite measures.

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26	Notice, agenda and venue of meetings

26.1	Notice of General Meetings of Shareholders shall be given by the Board or the CEO.

26.2	Notice of the meeting shall be given upon a term of at least such number of days prior to the day of the meeting as required by the laws of the Netherlands.

26.3

The notice of the meeting shall always contain or be accompanied by the agenda for the meeting or shall mention where such agenda can be obtained, which shall, in any event, be at the offices of the Company in the Netherlands, notwithstanding the statutory provisions regarding reduction of the issued capital and amendment of the articles of association.

26.4

Items, for which a written request has been filed to discuss them, by one or more Shareholders and/or persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital, alone or jointly representing at least such part of the Company’s issued share capital as required by the laws of the Netherlands, or otherwise meet the relevant requirements of the laws of the Netherlands, shall be included in the notice or announced in the same manner, provided that the Company received the substantiated request or a proposal for a resolution no later than on the sixtieth day before the date of the meeting.

26.5

The notice convening the meeting shall be sent to the addresses of the Shareholders shown in the register of Shareholders. With the consent of a Shareholder or the pledgee or usufructuary with voting rights, the notice of the meeting may also be given by a legible and reproducible message sent through electronic means of communication to the address provided for the purposes hereof by that Shareholder, pledgee or usufructuary to the Company.

26.6

In addition to the provisions of article 26.5, a general meeting of shareholders shall be convened by electronic means of communication which is directly and permanently accessible until the meeting and furthermore in such other manner as may be required to comply with any applicable rules of the New York Stock Exchange.

26.7

General Meetings of Shareholders shall be conducted in the English language and are held in the municipality in which, according to these articles of association, the Company has its official seat, at Schiphol airport (municipality of Haarlemmermeer, the Netherlands) or in Hoofddorp, the Netherlands. General Meetings of Shareholders may also be held elsewhere, in which case, valid resolutions of the General Meeting may only be adopted if all of the Company’s issued capital and all persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital are present or represented.

27	Admittance and rights at meetings

27.1

Each Shareholder and each person having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital shall be entitled to attend the General Meetings of Shareholders, to address the meeting and, if the voting rights accrue to him, to exercise his voting rights. The Board must be notified in writing of the intention to attend the meeting. Such notice must be received by the Board not later than on the date specified in the notice of the meeting.

27.2

The right to participate in the meeting in accordance with the provisions of article 27.1 may be exercised by a proxy authorised in writing, provided that the power of attorney has been received by the Board not later than on the date specified in the notice of the meeting. The power of attorney may be provided to the Board by electronic means of communication.

27.3

If the voting rights attributable to a Share accrue to the usufructuary or the holder of a right of pledge on Shares, instead of to the holder of Shares, the holder of Shares shall likewise be authorised to attend the General Meeting of Shareholders and to address such meeting, provided that the Board has been notified of the intention to attend the meeting in accordance with the provisions of article 27.1. The provisions of article 27.2 shall apply correspondingly.

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27.4

At a meeting, each person present with voting rights, or his proxy authorised in writing, must sign the attendance list. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting. The Board may resolve that each person entitled to attend the General Meeting of Shareholders shall be authorised to take knowledge of the discussions at the meeting, participate in the meeting and (where relevant) vote therein directly by electronic means of communication.

27.5	The Board may determine a record date as referred to in Section 2:119 of the Dutch Civil Code.

27.6	The Directors shall, as such, have the right to give advice in the General Meetings of Shareholders.

27.7	The chairman of the meeting shall decide on the admittance of other persons to the meeting.

28	Chairman and secretary of the meeting

28.1	General Meetings of Shareholders shall be presided over by the Chairman or, in the event of his absence, a Director as appointed by the Chairman.

28.2

If the chairman of the meeting has not been appointed in accordance with the provisions of article 28.1, the General Meeting itself shall appoint a chairman of the meeting. Until that moment, a Director appointed for that purpose by the Board shall act as chairman of the meeting.

28.3	The chairman of the meeting shall appoint a secretary for the meeting.

29	Minutes; recording of Shareholders’ resolutions

29.1

The secretary of a General Meeting of Shareholders shall keep minutes of the proceedings at the meeting. The minutes shall be adopted by the chairman and the secretary of the meeting and as evidence thereof shall be signed by them.

29.2

The chairman of the meeting or those who convened the meeting may determine that a notarial record must be prepared of the proceedings at the meeting. The notarial record shall be co-signed by the chairman of the meeting.

29.3

The Board shall keep record of all resolutions adopted by the General Meeting. If the Board is not present or represented at a meeting, the chairman of the meeting shall ensure that the Board is provided with a transcript of the resolutions adopted, as soon as possible after the meeting. The records shall be deposited at the Company’s office for inspection by the Shareholders and the persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital. On application, each of them shall be provided with a copy of or an extract from the records at not more than cost price.

30	Adoption of resolutions in a meeting

30.1	Each Share confers the right to cast one vote.

30.2

To the extent that the laws of the Netherlands or these articles of association do not provide otherwise, all resolutions of the General Meeting shall be adopted by a simple majority of the votes cast, without a quorum being required.

30.3	If there is a tie in voting, the proposal shall be deemed to have been rejected, without prejudice to the provisions of article 31.3.

30.4

If the formalities for convening and holding of General Meetings of Shareholders, as prescribed by the laws of the Netherlands or these articles of association, have not been complied with, valid resolutions of the General Meeting may only be adopted in a meeting, if in such meeting all of the Company’s issued capital and all persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital are present or represented and such resolutions are carried by unanimous vote.

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30.5

When determining how many votes are cast by Shareholders, how many Shareholders are present or represented, or what portion of the Company’s issued capital is present or represented, no account shall be taken of Shares for which no vote can be cast pursuant to the laws of the Netherlands or these articles of association.

31	Voting

31.1

All voting shall take place orally. The chairman is, however, entitled to decide that votes be cast by a secret ballot. If it concerns the holding of a vote on persons, anyone present at the meeting with voting rights may demand a vote by a secret ballot. Votes by secret ballot shall be cast by means of secret, unsigned ballot papers.

31.2	Blank and invalid votes shall not be counted as votes.

31.3	Any vote on a person at a General Meeting of Shareholders can only be made if the name of that person has been placed on the agenda for that meeting at the time the notice for that meeting is given.

31.4

If a majority of the votes cast is not obtained in an election of persons, a second free vote shall be taken. If a majority is not obtained again, further votes shall be taken until either one person obtains a majority of the votes cast or the election is between two persons only, both of whom receive an equal number of votes. In the event of such further elections (not including the second free vote), each election shall be between the candidates in the preceding election, with the exclusion of the person who received the smallest number of votes in such preceding election. If in the preceding election more than one person has received the smallest number of votes, it shall be decided which candidate should not participate in the new election by randomly choosing a name. If votes are equal in an election between two persons, it shall be decided who is elected by randomly choosing a name.

31.5	Resolutions may be adopted by acclamation if none of the persons with voting rights present or represented at the meeting objects.

31.6

The Board may decide that each person entitled to vote is authorised to vote by electronic means of communication, either in person or by proxy. In such case, it shall be required that the person entitled to vote can be identified through the electronic means of communication, can take knowledge of the discussions at the meeting directly and can vote. The Board may attach conditions to the use of the electronic means of communication, which conditions will be announced when convening the meeting and will be published on the Company’s website.

31.7

The chairman’s decision at the meeting on the result of a vote shall be final and conclusive. The same shall apply to the contents of an adopted resolution if a vote is taken on an unwritten proposal. However, if the correctness of such decision is challenged immediately after it is pronounced, a new vote shall be taken if either the majority of the persons with voting rights present or represented at the meeting or, where the original vote was not taken by roll call or in writing, any person with voting rights present or represented at the meeting, so demands. The legal consequences of the original vote shall be made null and void by the new vote.

32	Adoption of resolutions without holding meetings

32.1

Shareholders may adopt resolutions of the General Meeting in writing without holding a meeting, provided they are adopted by the unanimous vote of all Shareholders entitled to vote. The provisions of article 27.6 shall apply by analogy. Adoption of resolutions outside of meetings shall not be permissible if there are pledgees or usufructuaries with voting rights.

32.2

Each Shareholder must ensure that the Board is informed of the resolutions thus adopted as soon as possible in writing. The Board shall keep record of the resolutions adopted and it shall add such records to those referred to in article 29.3.

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33	Exceptional resolutions of the General Meeting

Without prejudice to any other applicable provisions of the laws of the Netherlands or these articles of association, resolutions of the General Meeting relating to the following items shall require a resolution passed with a two-thirds majority of the votes cast representing at least one-half of the Company’s issued capital or in accordance with the provisions of article 32.1:

(a)	any amendment of the Company’s articles of association;

(b)	a statutory merger or statutory demerger, as referred to in article 35; and

(c)	the dissolution of the Company, as referred to in article 36.

CHAPTER XI

AMENDMENT OF THE ARTICLES OF ASSOCIATION; CHANGE OF CORPORATE FORM; STATUTORY MERGER AND STATUTORY DEMERGER; DISSOLUTION AND LIQUIDATION

34	Amendment of the articles of association; change of corporate form

34.1

The General Meeting may resolve to amend these articles of association, provided that such resolution can only be adopted at the proposal of the Board. When a proposal to amend these articles of association is to be made to the General Meeting, the notice convening the General Meeting of Shareholders must state so and a copy of the proposal, including the verbatim text thereof, shall be deposited and kept available at the Company’s office for inspection by the Shareholders and the persons having the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital, until the conclusion of the meeting. From the day of deposit until the day of the meeting, a Shareholder shall, on application, be provided with a copy of the proposal free of charge. An amendment of these articles of association shall be laid down in a notarial deed.

34.2

The Company may change its corporate form into a different legal form. A change of the corporate form shall require a resolution to change the corporate form adopted by the General Meeting, and a resolution to amend these articles of association, provided that such resolutions can only be adopted at the proposal of the Board. A change of the corporate form shall furthermore be subject to the relevant provisions of Book 2 of the Dutch Civil Code. A change of the corporate form shall not terminate the existence of the legal entity.

35	Statutory merger and statutory demerger

35.1

The Company may enter into a statutory merger with one or more other legal entities. A resolution to effect a merger may only be adopted on the basis of a merger proposal prepared by the management boards of the merging legal entities. Within the Company, the resolution to effect a merger shall be adopted by the General Meeting, provided that such resolution can only be adopted at the proposal of the Board. However, in the cases referred to in Section 2:331 of the Dutch Civil Code, the resolution to effect a merger may be adopted by the Board.

35.2

The Company may be a party to a statutory demerger. The term “demerger” shall include both split-up and spin-off. A resolution to effect a demerger may only be adopted on the basis of a demerger proposal to be prepared by the management boards of the parties to the demerger. Within the Company, the resolution to effect a demerger shall be adopted by the General Meeting, provided that such resolution can only be adopted at the proposal of the Board. However, in the cases referred to in Section 2:334ff of the Dutch Civil Code, the resolution to effect a demerger may be adopted by the Board.

35.3	Statutory mergers and statutory demergers shall furthermore be subject to the relevant provisions of Book 2, Title 7, of the Dutch Civil Code.

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36	Dissolution and liquidation

36.1

The Company may be dissolved pursuant to a resolution to that effect by the General Meeting, provided that such resolution can only be adopted at the proposal of the Board. When a proposal to dissolve the Company is to be made to the General Meeting, this must be stated in the notice convening the General Meeting of Shareholders.

36.2

If the Company is dissolved pursuant to a resolution of the General Meeting, the Executive Directors shall become liquidators of the dissolved Company’s assets, unless the General Meeting resolves to appoint one or more other persons as liquidator, and the Non-Executive Directors shall be charged with the supervision thereof.

36.3	During liquidation, the provisions of these articles of association shall remain in force to the extent possible.

36.4	The balance remaining after payment of the debts of the dissolved Company shall be transferred to the Shareholders in proportion to the aggregate nominal value of the Shares held by each.

36.5

After the end of the liquidation, the books, records and other data carriers of the dissolved Company shall remain in the custody of the person designated for that purpose by the General Meeting, and in the absence thereof the person designated for that purpose by the liquidators, for a period as prescribed by the laws of the Netherlands.

36.6	In addition, the liquidation shall be subject to the relevant provisions of Book 2, Title 1, of the Dutch Civil Code.

37	Transitory provision (fractional shares)

37.1

With effect from this Third Amendment of the Articles pursuant to which this article 37 is inserted, the shares in the capital of the Company, with a nominal value of two eurocents (EUR 0.02) each, held immediately prior thereto by a Shareholder have been combined into such number of ordinary shares in the capital of the Company, with a nominal value of ten eurocents (EUR 0.10) each, as shall be found by dividing the total number of shares, with a nominal value of two eurocents (EUR 0.02) each, issued and outstanding in the capital of the Company at that time and held by the respective Shareholder immediately prior to the Third Amendment of Articles taking effect by five (5), provided that if as a consequence of such division a fraction results, such fraction shall be one (1) fractional share (onderaandeel), with a nominal value of two eurocents (EUR 0.02).

37.2	Every fractional share shall have a nominal value of two eurocents (EUR 0.02) and shall be in registered form.

37.3

Without prejudice to the other provisions of this article 37, the provisions of Title 4 of Book 2 of the Dutch Civil Code on shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in those provisions.

37.4

The provisions of these articles of association with respect to Shares and Shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in those provisions and articles 37.5 and 37.6.

37.5

A holder of one or more fractional shares may exercise the meeting and voting rights attaching to an ordinary share with a nominal value of ten eurocents (EUR 0.10) each together with one or more other holders of one or more fractional shares to the extent the total number of fractional shares held by such holders of fractional shares equals five (5) or a multiple thereof. These rights shall be exercised either by one of them who has been authorised to that effect by the others in writing, or by a proxy authorised to that effect by those holders of fractional shares in writing.

37.6

Every holder of a fractional share is entitled to one/fifth (1/5) part of the (interim) dividend and any other distribution to which the holder of one (1) ordinary share with a nominal value of ten eurocents (EUR 0.10) is entitled.

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37.7

In the event the holder of one or more fractional shares acquires such number of fractional shares that the total number of fractional shares held by him at least equals five (5), then each time five (5) fractional shares held by him shall by operation of law be combined into one (1) ordinary share with a nominal value of ten eurocents (EUR 0.10). This shall be recorded in the Company’s register of shareholders. The Company shall not charge costs for a combination as referred to hereinabove in this article 37.7.

37.8

This article 37, including its heading, expires after the depositing of a notice by the Board at the Dutch Trade Register of the Chambers of Commerce. The Board shall arrange for this depositing at the Dutch Trade Register of the Chambers of Commerce forthwith after it has been established that fractional shares in the capital of the Company no longer exist.

38	Transitory provision (designation of Board)

38.1

In addition to any separate designation of the Board as the body of the Company which will be authorised to issue Shares or grant rights to subscribe for Shares, with the power to limit or exclude the rights of pre-emption relating thereto, made by virtue of (i) amendments of the articles of association of the Company in conformity with the draft deeds of amendment of the Company’s articles of association with reference number A12908367 (with an English translation thereof with reference number A12893389) and with reference number A12909562 (with an English translation thereof with reference number A12909544), each as prepared by Linklaters LLP, Amsterdam office; and (ii) any resolution to that extent adopted by the General Meeting on the twenty-sixth day of January two thousand and eleven, such separate designations as made to the Board within the framework of the initial public offering of the Company in New York on the New York Stock Exchange, the Board is hereby designated as the body of the Company which will be authorised to issue Shares or grant rights to subscribe for Shares, with the power to limit or exclude the rights of pre-emption relating thereto, and furthermore with due observance of the following:

(a)	the designation may be extended by the General Meeting, each time for a period not exceeding five years; and

(b)	the designation applies to one hundred percent (100%) of the Shares of the Company’s authorised capital as this reads or will read at any time.

38.2	The authority granted by virtue of article 38.1 to the Board will end on the twenty-eighth day of January two thousand and sixteen and this article 38, including its heading, expires on that day.

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Annex B - Schedule B

UNOFFICIAL TRANSLATION

ARTICLES OF ASSOCIATION OF

INTERXION HOLDING N.V.

(after conversion and amendment named: InterXion Holding B.V.)

“ARTICLES OF ASSOCATION

1	DEFINITIONS

In these articles of association:

“BW” means the Dutch Civil Code;

“Company” means InterXion Holding B.V.;

“Executive Director” means a member of the board as referred to in article 8.1.1;

“General Meeting” means the corporate body that consists of all Persons Entitled to Vote, or the meeting in which Persons Entitled to Attend General Meetings assemble;

“Meeting Rights” means the right to attend and speak at the General Meeting, either in person or by a proxy authorised in writing;

“Non-Executive Director” means a member of the board as referred to in article 8.1.1;

“Persons Entitled to Attend General Meetings” means shareholders, holders of a right of pledge with Meeting Rights and holders of a right of usufruct with Meeting Rights;

“Persons Entitled to Vote” means shareholders with voting rights at the General Meeting, holders of a right of pledge with voting rights at the General Meeting and holders of a right of usufruct with voting rights at the General Meeting; and

“Transferor” a shareholder who wants to transfer his shares.

2	NAME, SEAT AND OBJECTS

2.1	Name and seat

2.1.1	The name of the Company is: InterXion Holding B.V.

2.1.2	The Company’s seat is in Amsterdam, the Netherlands.

2.2	Objects

The objects of the Company are:

(a)	to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies;

(b)	to finance businesses and companies;

(c)

to borrow, to lend and to raise funds, including through the issue of bonds, debt instruments or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

(d)	to render advice and services to businesses and companies with which the Company forms a group and to third parties;

(e)	to grant guarantees, to bind the Company and to pledge its assets for obligations of businesses and companies with which it forms a group and on behalf of third parties; and

(f)	to perform any and all activities of an industrial, financial or commercial nature, and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

3	CAPITAL AND ISSUE OF SHARES

3.1	Capital and shares

3.1.1	The share capital of the Company consists of one or more shares with a nominal value of two eurocent (EUR 0.02) each.

3.1.2	Shares are in registered form and are numbered from 1 onwards.

3.1.3	No share certificates are issued.

3.2	Issue of shares

3.2.1	The General Meeting resolves on the issue of shares and determines the issue price, as well as the other terms and conditions of the issue.

3.2.2	Shares may not be issued at an issue price below the nominal value of the shares.

3.2.3	Shares are issued by notarial deed.

3.3	Pre-emptive rights

A shareholder has no pre-emptive rights if shares are issued or rights to subscribe for shares are granted.

4	OWN SHARES

4.1	Acquisition and disposal of own shares

4.1.1	The board resolves on the acquisition by the Company of fully paid-up shares. Repurchase by the Company of not fully paid shares is void.

4.1.2	Article 3.2.1 equally applies if the Company disposes of own shares.

5	SHAREHOLDERS REGISTER, NOTICES OF MEETINGS AND NOTIFICATIONS

5.1	Shareholders register

5.1.1	The board shall keep a shareholders register as referred to in article 2:194 BW.

5.1.2	The board shall make the shareholders register available at the Company’s office for inspection by the Persons Entitled to Attend General Meetings.

5.2	Notices of meetings and notifications

5.2.1

Notices of meetings and notifications to Persons Entitled to Attend General Meetings must be given in writing to the addresses stated in the shareholders register. If a Person Entitled to Attend General Meetings consents, notices of meetings and notifications may be given to that person by e-mail.

5.2.2	Notifications to the board must be given in writing to the Company’s address, or by e-mail to the address provided for this purpose.

6	DEPOSITARY RECEIPTS FOR SHARES AND LIMITED RIGHTS TO SHARES

6.1	Depositary receipts for shares

Meeting Rights may not be attached to depositary receipts for shares.

6.2	Right of pledge

6.2.1	A right of pledge may be established on shares.

6.2.2	The voting rights attached to shares may be granted to holders of a right of pledge.

6.2.3	Only holders of a right of pledge with voting rights have Meeting Rights. Shareholders without voting rights as a result of a right of pledge do have Meeting Rights.

7	TRANSFER OF SHARES AND SHARE TRANSFER RESTRICTIONS

7.1	Transfer of shares

Shares must be transferred by notarial deed.

7.2	Share transfer restrictions

A Transferor may transfer his shares after the board has given its approval. This does not apply to the Company wanting to transfer shares.

7.3	Procedure

7.3.1	A Transferor requests approval for the transfer by notifying the board. In this notification, the Transferor shall indicate:

(a)	the number of shares he wants to transfer; and

(b)	the persons who he wants to transfer those shares to.

7.3.2

The board shall decide whether to grant its approval within forty-two days of receiving the notification referred to in article 7.3.1. If the board does not come to a decision within that period, its approval will be deemed to have been granted.

7.3.3

If the board refuses to grant its approval, it shall simultaneously designate one or more prospective purchasers who are willing to purchase the shares for cash. The price is determined in accordance with article 7.4.1. If the board does not designate any prospective purchasers, its approval will be deemed to have been granted. The Company may only be a prospective purchaser if the Transferor agrees to this.

7.3.4	The Transferor may transfer the shares within ninety days after the approval has been granted or is deemed to have been granted.

7.4	Determining the price

7.4.1

The Transferor and each designated prospective purchaser shall consult each other to determine the price of the shares. If they fail to reach agreement, the price will be determined by an independent expert. The board and the Transferor together designate the expert. If they fail to reach agreement on this, the expert will be designated by the chairman of the Royal Dutch Association of Civil-law Notaries (KNB).

7.4.2	After the expert has notified the Transferor of the price, the Transferor has thirty days to decide whether to transfer his shares to the prospective purchasers.

7.4.3	The costs of determining the price are paid by the Transferor.

7.5	Default

7.5.1

Each party may demand the transfer of the shares for cash immediately after the price has been determined in consultation or after the expiry of the period referred to in article 7.4.2, provided that neither the Transferor nor the prospective purchaser has withdrawn.

7.5.2

If there is only one prospective purchaser and that prospective purchaser has defaulted on payment, the Transferor may, within ninety days, transfer all the shares to the persons he has indicated as referred to in article 7.3.1(b).

7.5.3

If there are multiple prospective purchasers and one of them has defaulted on payment, the Transferor shall notify all the prospective purchasers of that fact within seven days. The prospective purchasers who have not defaulted on payment will then have fourteen days to notify the Transferor whether they want to purchase the shares that had been allocated to the defaulting prospective purchaser. In doing so they shall indicate the maximum number of additional shares they would like to purchase. If all the shares that had been allocated to the defaulting prospective purchaser can be sold to the other prospective purchasers, a purchase agreement will be concluded that is binding on the Transferor and the prospective purchasers. If no purchase agreement is concluded in this way for all these shares, any other purchase agreements will be deemed to have been terminated and the Transferor may, within ninety days, transfer all the shares to the persons he has indicated as referred to in article 7.3.1(b).

7.5.4

If the Transferor defaults on the transfer of the shares, the Company is irrevocably authorised to transfer the shares. It shall do so within ten days of receiving such a request from a prospective purchaser.

8	MANAGEMENT (ONE-TIER BOARD)

8.1	Appointment, suspension, dismissal, inability to act and vacancy

8.1.1

The Company is managed by the board. The board consists of one or more Executive Directors and one or more Non-Executive Directors. The board determines the number of Executive Directors and the number of Non-Executive Directors. A legal entity may be appointed as an Executive Director but not as a Non-Executive Director.

8.1.2

The General Meeting appoints the directors. The General Meeting determines at the time of the appointment whether a director is appointed as an Executive Director or as a Non-Executive Director. The General Meeting may suspend and dismiss directors. The board may suspend Executive Directors.

8.1.3

The Non-Executive Directors supervise the Executive Directors’ policy and performance of duties and the Company’s general affairs and its business. The Non-Executive Directors furthermore perform any duties allocated to them under or pursuant to the law or these articles of association. The Non-Executive Directors give advice to the Executive Directors. The Executive Directors shall timely provide the Non-Executive Directors with the information they need to carry out their duties.

8.1.4

If any director positions are vacant or any directors are unable to act, the remaining director or directors shall manage the Company. If all Executive Director positions are vacant or all Executive Directors are unable to act, the Non-Executive Directors may designate one or more temporary Executive Directors. If all Non-Executive Director positions are vacant or all Non-Executive Directors are unable to act, a person designated for that purpose by the General Meeting shall temporarily manage the duties of the Non-Executive Directors. If all Non-Executive Director positions are vacant, that person shall as soon as possible take the necessary measures to make definitive arrangements. “Unable to act” means a director is temporarily unable to perform his duties as a result of:

(a)	suspension;

(b)	illness; or

(c)	inaccessibility.

8.2	Remuneration

The board determines the remuneration and other terms that apply to the Executive Directors. The Executive Directors may not take part in the deliberations and decision-making concerning the remuneration of the Executive Directors.

8.3	Reimbursement costs

Unless Dutch law provides otherwise, the following shall be reimbursed to current and former directors:

(a)

the reasonable costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the Company’s request;

(b)	any damages or fines payable by them as a result of an act or failure to act as referred to under (a); and

(c)

the reasonable costs of appearing in other legal proceedings in which they are involved as current or former directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to reimbursement as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful (“opzettelijk”), intentionally reckless (“bewust roekeloos”) or seriously culpable (“ernstig verwijtbaar”) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. The Company may take out liability insurance for the benefit of the persons concerned. The board may by agreement or otherwise give further implementation to the above.

8.4	Internal organisation and adoption of resolutions

8.4.1

The board may adopt written rules governing its internal proceedings. The directors may also divide their duties in writing, whether in rules or otherwise, and specify that one or more directors may validly adopt resolutions on matters falling within the director’s or directors’ duties.

8.4.2	The General Meeting appoints one of the Non-Executive Directors as chairman of the board.

8.4.3

The board meets whenever a director deems it necessary. The board adopts its resolutions by an absolute majority of votes cast. In a tie vote, the General Meeting will decide. The Non-Executive Directors adopt resolutions with an absolute majority of votes cast.

8.4.4	A director may be represented at a meeting by another director.

8.4.5

If a director has a direct or indirect personal conflict of interest with the Company and its business, he may not participate in the board’s deliberations and decision-making on that subject. If no resolution of the board can be adopted as a result, the General Meeting adopts the resolution.

8.4.6

The board may also adopt resolutions without holding a meeting, provided that these resolutions are adopted in writing or by reproducible electronic communication and all directors entitled to vote have consented to adopting the resolution outside a meeting. Articles 8.4.3 and 8.4.5 equally apply to adoption by the board of resolutions without holding a meeting.

8.4.7	The General Meeting may make board resolutions subject to its approval provided that those resolutions have been clearly specified and notified to the board.

8.4.8	The board may not file for bankruptcy of the Company without a mandate from the General Meeting.

8.4.9	The board shall adhere to the directions of the General Meeting, unless the directions are contrary to the interests of the Company and its business.

8.5	Representation

8.5.1	The board or each Executive Director acting individually may represent the Company.

8.5.2

If one shareholder holds all shares in the Company’s share capital and that shareholder also represents the Company, any legal acts entered into by the Company with this shareholder must be recorded in writing. This does not apply to legal acts that, under the terms stipulated, are part of the Company’s normal business.

8.5.3	The board may grant power to represent the Company (procuratie) or any other power to represent the Company on a continuing basis to one or more individuals whether or not employed by the Company.

9	GENERAL MEETINGS

9.1	Annual General Meeting

9.1.1

At least one General Meeting must be held during the Company’s financial year, unless the matters referred to in article 9.1.2 have been resolved on without holding a meeting in accordance with article 9.5 (Resolutions without holding a meeting).

9.1.2	The agenda for the annual General Meeting must in any case include the following items:

(a)	if article 2:391 BW applies to the Company, the deliberations on the management report;

(b)	the adoption of the annual accounts;

(c)	the allocation of profits;

(d)	the discharge of Executive Directors in office in the preceding financial year for their management in that financial year; and

(e)	the discharge of Non-Executive Directors in office in the preceding financial year for their supervision of the Executive Directors in that financial year.

9.1.3

The items referred to in article 9.1.2 do not need to be included on the agenda if the deadline for preparing the annual accounts and, if applicable, presenting the management report has been extended or if the agenda includes a proposal to that effect. The items referred to in article 9.1.2(a),(b) and (d) do not need to be included in the agenda if the annual accounts are adopted in the manner provided for in article 10.1.6.

9.1.4	A General Meeting must furthermore be convened whenever the board deems it necessary.

9.2	Location and notice of meetings

9.2.1	General Meetings are held in the municipality where the Company has its seat or in the municipality of Hoofddorp or Haarlemmermeer (Schiphol).

9.2.2	The notice of General Meetings must be given in accordance with the deadline referred to in article 2:225 BW.

9.2.3	The notice must specify the agenda, as well as the location and time of the General Meeting.

9.3	Order of business at the meeting

9.3.1	The General Meeting appoints its chairman. The chairman appoints a secretary.

9.3.2	Minutes must be kept of the business transacted at the meeting.

9.3.3	Directors may attend General Meetings and have an advisory vote at General Meetings in their capacity of director.

9.4	Voting procedure and proxy

9.4.1	Each share confers the right to cast one vote at the General Meeting. Blank votes and invalid votes are regarded as not having been cast.

9.4.2	Resolutions are adopted by an absolute majority of the votes cast, unless the law or these articles of association specifically require a larger majority.

9.4.3	The board may resolve that each Person Entitled to Attend General Meetings may observe and take part in the General Meeting by electronic communication.

9.4.4	The board may resolve that each Person Entitled to Vote may exercise voting rights by electronic communication, either in person or by a proxy authorised in writing.

9.4.5	The board may attach conditions to the use of electronic communication. The notice of the General Meeting must set out these conditions or state where they can be consulted.

9.4.6	Persons Entitled to Attend General Meetings may be represented at the General Meeting by a proxy authorised in writing.

9.5	Resolutions without holding a meeting

9.5.1

Persons Entitled to Vote may also adopt any resolutions which they may adopt at a General Meeting without holding a meeting. The directors must be given the opportunity to give advice about a motion before the motion is voted on.

9.5.2

A resolution adopted without holding a meeting will only be valid if all Persons Entitled to Attend General Meetings consent to this form of adoption and the resolution is adopted either in writing or by reproducible electronic communication as required by law and these articles of association.

9.5.3	Persons who have adopted a resolution without holding a meeting shall immediately notify the board of the resolution.

10	FINANCIAL YEAR, ANNUAL REPORTING AND AUDITOR

10.1	Financial year and annual reporting

10.1.1	The financial year is the same as the calendar year.

10.1.2

Annually within five months after the end of each financial year the board shall prepare annual accounts and make these available at the Company’s office for inspection by the Persons Entitled to Attend

General Meetings. The General Meeting may extend this period on the basis of special circumstances by no more than five months.

10.1.3

If the mandate referred to in article 10.2 (Auditor) has been given, the auditor’s statement must be added to the annual accounts. Furthermore, the management report must be added to the annual accounts, unless article 2:391 BW does not apply to the Company. The additional information referred to in article 2:392(1) BW must also be added insofar as that paragraph (1) applies to the Company.

10.1.4	The annual accounts must be signed by all directors; if any signature is missing, this must be stated and explained.

10.1.5	The General Meeting adopts the annual accounts, unless the annual accounts have already been adopted in accordance with article 10.1.6.

10.1.6

If all shareholders are also directors of the Company, the annual accounts will be adopted when all directors have signed the annual accounts, provided that all other Persons Entitled to Attend General Meetings have been given the opportunity to inspect the annual accounts and have consented to this manner of adoption. If the annual accounts are adopted in this manner, the directors will be discharged as referred to in article 9.1.2(d) and (e).

10.2	Auditor

10.2.1

The Company may give a mandate to an auditor as referred to in article 2:393 BW to audit the annual accounts prepared by the board in accordance with article 2:393(3) BW. If the law so requires, the Company shall give this mandate.

10.2.2

The General Meeting gives the mandate to the auditor. If the General Meeting fails to give the mandate, the Executive Directors may not take part in the deliberations and decision-making concerning the mandate for the audit of the annual accounts to be given to the external auditor.

10.2.3

The mandate given to the auditor may be revoked by the General Meeting and by the corporate body which has given the mandate. The mandate may only be revoked for valid reasons and in accordance with article 2:393(2) BW.

10.2.4	The auditor shall report on the audit to the board and set out the results of the audit in an auditor’s statement on whether the annual accounts present a true and fair view.

11	PROFIT AND LOSS

11.1	Profit, loss and distributions on shares

11.1.1

The General Meeting allocates the profits determined by the adoption of the annual accounts, determines how a shortfall will be accounted for, and declares interim distributions from the profits or distributions from the reserves.

11.1.2

Shares held by the Company in its own share capital are not taken into account in determining how the amount to be distributed on shares is to be divided, unless these shares are subject to a right of pledge or a right of usufruct which entitles the holder of that right to the distribution.

11.1.3	Distributions are due four weeks after they have been declared, unless the General Meeting sets a different date at the board’s proposal.

11.1.4	The General Meeting may resolve that distributions will be fully or partly made other than in cash.

12	DISSOLUTION

12.1	Liquidation

12.1.1

If the Company is dissolved pursuant to a resolution of the General Meeting and its assets must be liquidated, the Executive Directors will become the liquidators unless the General Meeting appoints one or more other liquidators. The Non-Executive Directors supervise the liquidators.

12.1.2	The liquidation shall take place with due observance of the provisions of the law. During the liquidation period these articles of association shall, wherever possible, remain in full force.

12.1.3

Notwithstanding any other powers the liquidators may have pursuant to the law or these articles of association, the liquidators will be authorised to sell (or cause to be sold) assets in order to obtain net sale proceeds at least equal to the aggregate amount to be withhold in respect of any liquidation distribution under the Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965).

12.1.4

The balance of the assets of the Company remaining after all liabilities have been paid shall be distributed among the shareholders in proportion to the par value of their shareholdings in such manner as determined by the liquidators, unless the General Meeting has decided otherwise before or simultaneous with its resolution referred to under 12.1.1. If the distribution is (partly) made in kind the distribution shall be made in accordance with section 2:23b(3) sub a or 2:23b(3) sub c BW or a combination of those provisions.

12.1.5	The liquidators may make an advance distribution to the parties entitled thereto pursuant to article 12.1.4, with due observance of section 2:23b(6) BW.

12.1.6

After the Company has ceased to exist, its books, records and other data carriers must remain in the custody of the person designated for that purpose by the General Meeting, for a period of seven years.”[1]

[1]

On the occasion of this amendment of the articles of association, each share in the share capital of the Company immediately prior to this amendment of the articles of association, with a nominal value of ten eurocent (EUR 0.10) each, shall be split into five (5) shares, with a nominal value of two eurocent (EUR 0.02) each, and each fractional share (onderaandeel) in the share capital of the Company immediately prior to this amendment of the articles of association, with a nominal value of two eurocent (EUR 0.02) each, shall be converted into one (1) share in the share capital of the Company, with a nominal value of two eurocent (EUR 0.02) each.

STATUTEN INTERXION HOLDING N.V.

(na omzetting en statutenwijziging genaamd: InterXion Holding B.V.)

“STATUTEN:

1	DEFINITIES

In deze statuten gelden de volgende definities:

“Algemene Vergadering” betekent het orgaan dat bestaat uit de Stemgerechtigden, of de bijeenkomst waarin de Vergadergerechtigden vergaderen;

“BW” betekent het Burgerlijk Wetboek;

“Niet-Uitvoerend Bestuurder”: betekent een lid van het bestuur als bedoeld in artikel 8.1.1;

“Overdrager” een aandeelhouder die zijn aandelen wil overdragen;

“Stemgerechtigden” betekent aandeelhouders met stemrecht in de Algemene Vergadering, vruchtgebruikers met stemrecht in de Algemene Vergadering en pandhouders met stemrecht in de Algemene Vergadering;

“Uitvoerend Bestuurder”: betekent een lid van het bestuur als bedoeld in artikel 8.1.1;

“Vennootschap” betekent InterXion Holding B.V.;

“Vergadergerechtigden” betekent aandeelhouders, vruchtgebruikers met Vergaderrecht en pandhouders met Vergaderrecht; en

“Vergaderrecht” betekent het recht om, in persoon of bij schriftelijk gevolmachtigde, de Algemene Vergadering bij te wonen en daar het woord te voeren.

2	NAAM, ZETEL EN DOEL

2.1	Naam en zetel

2.1.1	De naam van de Vennootschap is: InterXion Holding B.V.

2.1.2	De Vennootschap heeft haar zetel in Amsterdam.

2.2	Doel

Het doel van de Vennootschap is:

(a)	het deelnemen in, het financieren van, het samenwerken met, het besturen van vennootschappen en andere ondernemingen;

(b)	het verlenen van adviezen en andere diensten;

(c)	het verkrijgen, exploiteren en vervreemden van industriële en intellectuele eigendomsrechten, alsmede van registergoederen;

(d)	het verstrekken van zekerheden voor schulden van rechtspersonen of andere vennootschappen die met haar in een groep verbonden zijn of voor schulden van derden;

(e)	het beleggen van vermogen; en

(f)	het verrichten van al hetgeen met het vorenstaande verband houdt of daartoe bevorderlijk kan zijn, alles wat in de ruimste zin van het woord verband houdt met of bevorderlijk kan zijn voor het doel.

3	KAPITAAL EN UITGIFTE VAN AANDELEN

3.1	Kapitaal en aandelen

3.1.1	Het kapitaal van de Vennootschap bestaat uit één of meer aandelen met een nominale waarde van twee eurocent (EUR 0,02) elk.

3.1.2	De aandelen luiden op naam en zijn genummerd vanaf 1.

3.1.3	Aandeelbewijzen worden niet uitgegeven.

3.2	Uitgifte van aandelen

3.2.1	De Algemene Vergadering besluit tot uitgifte van aandelen en stelt de uitgifteprijs en de overige voorwaarden van uitgifte vast.

3.2.2	Aandelen worden niet uitgegeven tegen een uitgifteprijs die lager is dan de nominale waarde van de aandelen.

3.2.3	Aandelen worden uitgegeven bij notariële akte.

3.3	Voorkeursrecht

Als aandelen worden uitgegeven of rechten tot het nemen van aandelen worden verleend, heeft een aandeelhouder geen voorkeursrecht.

4	EIGEN AANDELEN

4.1	Verkrijging en vervreemding van eigen aandelen

4.1.1	Het bestuur beslist over de verkrijging door de Vennootschap van volgestorte aandelen. Verkrijging door de Vennootschap van niet volgestorte aandelen is nietig.

4.1.2	Als de Vennootschap eigen aandelen vervreemdt, is artikel 3.2.1 van overeenkomstige toepassing.

5	AANDEELHOUDERSREGISTER, OPROEPINGEN EN MEDEDELINGEN

5.1	Aandeelhoudersregister

5.1.1	Het bestuur houdt een aandeelhoudersregister als bedoeld in artikel 2:194 BW.

5.1.2	Het bestuur legt het aandeelhoudersregister ter inzage van de Vergadergerechtigden op het kantoor van de Vennootschap.

5.2	Oproepingen en mededelingen

5.2.1

Oproepingen en mededelingen aan Vergadergerechtigden worden schriftelijk gedaan aan de adressen die zijn vermeld in het aandeelhoudersregister. Als een Vergadergerechtigde hiermee instemt, kunnen oproepingen en mededelingen aan hem worden gedaan per e-mail.

5.2.2	Mededelingen aan het bestuur worden schriftelijk gedaan aan het adres van de Vennootschap, of per e-mail aan het adres dat voor dit doel bekend is gemaakt.

6	CERTIFICERING EN BEPERKTE RECHTEN OP AANDELEN

6.1	Certificering

Aan certificaten van aandelen kan geen Vergaderrecht worden verbonden.

6.2	Pandrecht

6.2.1	Aandelen kunnen worden verpand.

6.2.2	Aan pandhouders kan het aan de aandelen verbonden stemrecht worden toegekend.

6.2.3	Alleen pandhouders die stemrecht hebben, hebben Vergaderrecht. Aandeelhouders die als gevolg van een pandrecht geen stemrecht hebben, hebben Vergaderrecht.

7	LEVERING VAN AANDELEN EN OVERDRACHTSBEPERKINGEN

7.1	Levering van aandelen

Aandelen worden geleverd bij notariële akte.

7.2	Overdrachtsbeperkingen

Een Overdrager mag zijn aandelen overdragen na goedkeuring door het bestuur. Dit geldt niet voor de Vennootschap die aandelen wil overdragen.

7.3	Procedure

7.3.1	Een Overdrager verzoekt om goedkeuring voor de overdracht door middel van een mededeling aan het bestuur. Bij deze mededeling moet de Overdrager aangeven:

(a) het aantal aandelen dat hij wil overdragen; en

(b) de personen aan wie hij die aandelen wil overdragen.

7.3.2

Binnen tweeënveertig dagen na ontvangst van de in artikel 7.3.1 bedoelde mededeling besluit het bestuur of het wel of niet goedkeuring verleent. Als het bestuur niet binnen die termijn besluit, wordt de goedkeuring geacht te zijn verleend.

7.3.3

Als het bestuur de goedkeuring weigert, moet het gelijktijdig een of meer gegadigden aanwijzen die bereid zijn de aandelen te kopen tegen contante betaling. De prijs wordt vastgesteld in overeenstemming met artikel 7.4.1.

Als het bestuur geen gegadigden aanwijst, wordt de goedkeuring geacht te zijn verleend. De Vennootschap kan alleen gegadigde zijn met instemming van de Overdrager.

7.3.4	De Overdrager mag de aandelen overdragen binnen negentig dagen nadat de goedkeuring is verleend of wordt geacht te zijn verleend.

7.4	Prijsbepaling

7.4.1

De Overdrager en iedere aangewezen gegadigde treden in overleg om de prijs van de aandelen vast te stellen. Als zij geen overeenstemming bereiken, wordt de prijs vastgesteld door een onafhankelijke deskundige. Het bestuur en de Overdrager wijzen samen de deskundige aan. Als zij hierover geen overeenstemming bereiken, wordt de deskundige aangewezen door de voorzitter van de Koninklijke Notariële Beroepsorganisatie.

7.4.2	Nadat de deskundige de prijs aan de Overdrager bekend heeft gemaakt, heeft de Overdrager dertig dagen de tijd om te beslissen of hij zijn aandelen overdraagt aan de gegadigden.

7.4.3	De kosten van de prijsvaststelling zijn voor rekening van de Overdrager.

7.5	Verzuim

7.5.1

Onmiddellijk nadat de prijs in overleg is vastgesteld of nadat de termijn in artikel 7.4.2 is verstreken en de Overdrager of de gegadigde zich niet heeft teruggetrokken, mag iedere partij de overdracht van de aandelen vorderen tegen contante betaling.

7.5.2	Als er maar een gegadigde is en deze is in verzuim met de betaling, mag de Overdrager binnen negentig dagen alle aandelen overdragen aan de door hem opgegeven personen bedoeld in artikel 7.3.1(b).

7.5.3

Als er meerdere gegadigden zijn, en een gegadigde is in verzuim met de betaling, doet de Overdrager daarvan binnen zeven dagen mededeling aan alle gegadigden. De gegadigden die niet in verzuim zijn, hebben vervolgens veertien dagen om de Overdrager te laten weten of zij de aandelen willen kopen die waren toebedeeld aan de gegadigde die in verzuim is. Daarbij geven zij aan hoeveel extra aandelen zij maximaal willen kopen. Als alle aandelen die waren toebedeeld aan de gegadigde die in verzuim is kunnen worden verkocht aan de overige gegadigden, komt een koopovereenkomst tot stand waarbij de Overdrager en de gegadigden zich niet kunnen terugtrekken. Als er op deze wijze geen koopovereenkomst tot stand komt voor al deze aandelen, gelden de overige koopovereenkomsten als ontbonden en mag de Overdrager binnen negentig dagen alle aandelen overdragen aan de door hem opgegeven personen bedoeld in artikel 7.3.1(b).

7.5.4

Als de Overdrager in verzuim is met de levering van de aandelen, is de Vennootschap onherroepelijk gemachtigd om de aandelen te leveren. Dat moet zij doen binnen tien dagen nadat een gegadigde dit aan de Vennootschap heeft verzocht.

8	BESTUUR (ONE-TIER BOARD)

8.1	Benoeming, schorsing, ontslag, belet en ontstentenis

8.1.1

De Vennootschap wordt bestuurd door het bestuur. Het bestuur bestaat uit één of meer Uitvoerende Bestuurders en één of meer Niet-Uitvoerende bestuurders. Het bestuur bepaalt het aantal Uitvoerende Bestuurders en het aantal Niet-Uitvoerende bestuurders. Een rechtspersoon kan wel worden benoemd tot Uitvoerende Bestuurder maar niet tot Niet-Uitvoerende Bestuurder.

8.1.2

De Algemene Vergadering benoemt de bestuurders. De Algemene Vergadering bepaalt bij de benoeming van een bestuurder of hij wordt benoemd tot Uitvoerende Bestuurder of Niet-Uitvoerende Bestuurder. De Algemene Vergadering kan bestuurders schorsen en ontslaan. Het bestuur kan een Uitvoerende Bestuurder schorsen.

8.1.3

De Niet-Uitvoerende Bestuurders houden toezicht op het beleid en de taakuitoefening van de Uitvoerende Bestuurders en op de algemene gang van zaken in de Vennootschap en de met haar verbonden onderneming. De Niet-Uitvoerende Bestuurders vervullen verder die taken die aan hen zijn toebedeeld bij of krachtens de wet of deze statuten. De Niet-Uitvoerende Bestuurders adviseren de Uitvoerende Bestuurders. De Uitvoerende Bestuurders verschaffen de Niet-Uitvoerende Bestuurders tijdig de gegevens die voor de uitoefening van hun taak noodzakelijk zijn.

8.1.4

Als een of meer bestuurders ontbreken of verhinderd zijn, wordt de Vennootschap bestuurd door de overblijvende bestuurder(s). Als alle Uitvoerende Bestuurders ontbreken of verhinderd zijn, kunnen de Niet-Uitvoerende Bestuurders een of meer tijdelijke Uitvoerende Bestuurders aanwijzen. Als alle Niet-Uitvoerende Bestuurders ontbreken of verhinderd zijn, worden de taken van de Niet-Uitvoerende Bestuurders tijdelijk vervuld door een persoon die daartoe door de Algemene Vergadering is aangewezen. Als alle Niet-Uitvoerende Bestuurders ontbreken, neemt deze persoon zo spoedig mogelijk de nodige maatregelen om een definitieve voorziening te treffen. Onder verhinderd wordt hier verstaan de situatie dat de bestuurder tijdelijk zijn functie niet kan uitoefenen als gevolg van:

(a)	schorsing;

(b)	ziekte; of

(c)	onbereikbaarheid.

8.2	Bezoldiging

Het bestuur stelt de beloning en andere voorwaarden vast die op de Uitvoerende Bestuurders van toepassing zijn. De Uitvoerende Bestuurders nemen niet deel aan de beraadslaging en besluitvorming over het vaststellen van de beloning van de Uitvoerende Bestuurders.

8.3	Vergoeding kosten

Voorzover uit de wet niet anders voortvloeit, worden aan bestuurders en aan voormalige bestuurders vergoed:

(a)

de redelijke kosten van het voeren van verdediging tegen aanspraken wegens een handelen of nalaten in de uitoefening van hun functie of van een andere functie die zij op verzoek van de Vennootschap vervullen of hebben vervuld;

(b)	eventuele schadevergoedingen of boetes die zij verschuldigd zijn wegens een hierboven onder (a) vermeld handelen of nalaten; en

(c)

de redelijke kosten van het optreden in andere rechtsgedingen waarin zij als bestuurder of als voormalige bestuurder zijn betrokken met uitzondering van de gedingen waarin zij hoofdzakelijk een eigen vordering geldend maken.

Een betrokkene heeft geen aanspraak op de vergoeding als hiervoor bedoeld indien en voorzover (i) door de Nederlandse rechter bij gewijsde is vastgesteld dat het handelen of nalaten van de betrokkene kan worden gekenschetst als opzettelijk, bewust roekeloos of ernstig verwijtbaar, tenzij uit de wet anders voortvloeit of zulks in de gegeven omstandigheden naar maatstaven van redelijkheid en billijkheid onaanvaardbaar zou zijn of (ii) de kosten of het vermogensverlies van de betrokkene is gedekt door een verzekering en de verzekeraar deze kosten of dit vermogensverlies heeft uitbetaald. De Vennootschap kan ten behoeve van de betrokkenen verzekeringen tegen aansprakelijkheid afsluiten. Het bestuur kan al dan niet bij overeenkomst nadere uitvoering geven aan het vorenstaande.

8.4	Interne organisatie en besluitvorming

8.4.1

Het bestuur kan zijn interne aangelegenheden regelen in een schriftelijk reglement. Verder kunnen de bestuurders schriftelijk, al dan niet bij reglement, hun werkzaamheden onderling verdelen en daarbij bepalen dat een of meer bestuurders rechtsgeldig kunnen besluiten over zaken die tot zijn of hun taak behoren.

8.4.2	De Algemene Vergadering benoemt één van de Niet-Uitvoerende Bestuurders tot voorzitter van het bestuur.

8.4.3

Het bestuur vergadert wanneer een bestuurder dat nodig vindt. Het bestuur besluit bij volstrekte meerderheid van de uitgebrachte stemmen. Bij staking van stemmen beslist de Algemene Vergadering. De Niet-Uitvoerende Bestuurders nemen besluiten met een volstrekte meerderheid van de uitgebrachte stemmen.

8.4.4	Een bestuurder kan zich in de vergadering laten vertegenwoordigen door een andere bestuurder.

8.4.5

Een bestuurder neemt niet deel aan de beraadslaging en besluitvorming van het bestuur als hij daarbij een direct of indirect persoonlijk belang heeft dat tegenstrijdig is met het belang van de Vennootschap en de met haar verbonden onderneming. Als hierdoor geen bestuursbesluit kan worden genomen, neemt de Algemene Vergadering het besluit.

8.4.6

Het bestuur kan ook buiten vergadering besluiten nemen, mits dit schriftelijk of op reproduceerbare wijze langs elektronische weg gebeurt en alle stemgerechtigde bestuurders met deze wijze van besluitvorming hebben ingestemd. De artikelen 8.4.3 en 8.4.5 zijn van overeenkomstige toepassing op de besluitvorming van het bestuur buiten vergadering.

8.4.7	De Algemene Vergadering kan duidelijk omschreven en aan het bestuur meegedeelde bestuursbesluiten aan haar goedkeuring onderwerpen.

8.4.8	Het bestuur kan zonder opdracht van de Algemene Vergadering geen aangifte doen tot faillietverklaring van de Vennootschap.

8.4.9	Het bestuur volgt de aanwijzingen van de Algemene Vergadering op, tenzij deze in strijd zijn met het belang van de Vennootschap en de met haar verbonden onderneming.

8.5	Vertegenwoordiging

8.5.1	Het bestuur of iedere Uitvoerende Bestuurder afzonderlijk, kan de Vennootschap vertegenwoordigen.

8.5.2

Als alle aandelen in het kapitaal van de Vennootschap worden gehouden door één aandeelhouder, en deze aandeelhouder ook de Vennootschap vertegenwoordigt, worden rechtshandelingen van de Vennootschap met deze enig aandeelhouder schriftelijk vastgelegd. Dit geldt niet voor rechtshandelingen die onder de bedongen voorwaarden tot de gewone bedrijfsuitoefening van de Vennootschap behoren.

8.5.3	Het bestuur kan aan één of meer personen, al dan niet in dienst van de Vennootschap, procuratie of op een andere wijze doorlopende vertegenwoordigingsbevoegdheid toekennen.

9	ALGEMENE VERGADERING

9.1	Jaarlijkse Algemene Vergadering

9.1.1

Tijdens het boekjaar van de Vennootschap wordt ten minste één Algemene Vergadering gehouden, tenzij over de onderwerpen als bedoeld in artikel 9.1.2 in overeenstemming met artikel 9.5 (Besluiten buiten vergadering) buiten vergadering is besloten.

9.1.2	De agenda voor de jaarlijkse Algemene Vergadering bevat in ieder geval de volgende onderwerpen:

(a)	de behandeling van het bestuursverslag als artikel 2:391 BW voor de Vennootschap geldt;

(b)	de vaststelling van de jaarrekening;

(c)	de bestemming van de winst;

(d)	de verlening van decharge aan Uitvoerende Bestuurders die in het afgelopen boekjaar in functie waren, voor hun bestuur over dat boekjaar; en

(e)	de verlening van decharge aan Niet-Uitvoerende Bestuurders die in het afgelopen boekjaar in functie waren voor hun toezicht op de Uitvoerende Bestuurders over dat boekjaar.

9.1.3

De in artikel 9.1.2 bedoelde onderwerpen hoeven niet te worden opgenomen in de agenda als de termijn voor het opmaken van de jaarrekening en, als dat van toepassing is, voor het overleggen van het bestuursverslag is verlengd, of een voorstel daartoe op die agenda is geplaatst. De in artikel 9.1.2(a), (b) en (d) bedoelde onderwerpen hoeven niet op die agenda te worden opgenomen als de jaarrekening wordt vastgesteld op de wijze als bepaald in artikel 10.1.6.

9.1.4	Een Algemene Vergadering wordt verder bijeengeroepen wanneer het bestuur dat nodig vindt.

9.2	Plaats en oproeping

9.2.1	Algemene Vergaderingen worden gehouden in de gemeente waar de Vennootschap haar zetel heeft, de gemeente Hoofddorp of Haarlemmermeer (Schiphol).

9.2.2	De oproeping vindt plaats met inachtneming van de termijn als bedoeld in artikel 2:225 BW.

9.2.3	Bij de oproeping wordt de agenda vermeld en ook de plaats en het tijdstip van de Algemene Vergadering.

9.3	Vergaderorde

9.3.1	De Algemene Vergadering benoemt zelf haar voorzitter. De voorzitter wijst de secretaris aan.

9.3.2	De Algemene Vergadering wordt genotuleerd.

9.3.3	De bestuurders kunnen de Algemene Vergaderingen bijwonen en hebben als zodanig in de Algemene Vergaderingen een raadgevende stem.

9.4	Stemprocedure en volmacht

9.4.1	In de Algemene Vergadering geeft ieder aandeel recht op het uitbrengen van een stem. Blanco stemmen en ongeldige stemmen worden aangemerkt als niet uitgebracht.

9.4.2	Besluiten worden genomen bij volstrekte meerderheid van de uitgebrachte stemmen, tenzij bij de wet of deze statuten uitdrukkelijk een grotere meerderheid wordt voorgeschreven.

9.4.3	Het bestuur kan besluiten dat iedere Vergadergerechtigde door middel van een elektronisch communicatiemiddel rechtstreeks kennis kan nemen van en deel kan nemen aan de Algemene Vergadering.

9.4.4	Het bestuur kan besluiten dat iedere Stemgerechtigde door middel van een elektronisch communicatiemiddel in persoon of door een schriftelijk gevolmachtigde het stemrecht kan (doen) uitoefenen.

9.4.5	Het bestuur kan voorwaarden verbinden aan het gebruik van het elektronisch communicatiemiddel. In de oproeping worden deze voorwaarden vermeld of wordt vermeld waar deze kunnen worden geraadpleegd.

9.4.6	Vergadergerechtigden kunnen zich in de Algemene Vergadering door een schriftelijk gevolmachtigde laten vertegenwoordigen.

9.5	Besluiten buiten vergadering

9.5.1

Stemgerechtigden kunnen alle besluiten die zij in een Algemene Vergadering kunnen nemen ook buiten vergadering nemen. De bestuurders worden in de gelegenheid gesteld voorafgaand aan de besluitvorming over het voorstel advies uit te brengen.

9.5.2

Een besluit buiten vergadering is alleen geldig als alle Vergadergerechtigden met deze wijze van besluitvorming hebben ingestemd en het voorstel verder schriftelijk of op reproduceerbare wijze langs elektronische weg is aangenomen zoals wordt voorgeschreven door de wet en deze statuten.

9.5.3	Degenen die buiten vergadering een besluit hebben genomen, stellen het bestuur meteen in kennis van het genomen besluit.

10	BOEKJAAR, JAARSTUKKEN EN ACCOUNTANT

10.1	Boekjaar en jaarstukken

10.1.1	Het boekjaar is gelijk aan het kalenderjaar.

10.1.2

Jaarlijks binnen vijf maanden na afloop van elk boekjaar maakt het bestuur een jaarrekening op en legt zij deze voor de Vergadergerechtigden ter inzage op het kantoor van de Vennootschap. Op grond van bijzondere omstandigheden kan de Algemene Vergadering deze termijn verlengen met ten hoogste vijf maanden.

10.1.3

Als de in artikel 10.2 (Accountant) bedoelde opdracht aan een accountant is verleend, wordt de verklaring van de accountant bij de jaarrekening gevoegd. Daarnaast wordt het bestuursverslag bij de jaarrekening gevoegd, tenzij artikel 2:391 BW niet voor de Vennootschap geldt. Ook worden de in artikel 2:392 lid 1 BW bedoelde overige gegevens bijgevoegd, voor zover het in dat lid bepaalde op de Vennootschap van toepassing is.

10.1.4	Alle bestuurders ondertekenen de jaarrekening; ontbreekt een ondertekening, dan wordt daarvan melding gemaakt onder opgaaf van de reden.

10.1.5	De Algemene Vergadering stelt de jaarrekening vast, tenzij de jaarrekening al in overeenstemming met artikel 10.1.6 is vastgesteld.

10.1.6

Als alle aandeelhouders ook bestuurders van de Vennootschap zijn, geldt de ondertekening van de jaarrekening door alle bestuurders ook als vaststelling van de jaarrekening, mits alle overige Vergadergerechtigden in de gelegenheid zijn geweest om kennis te nemen van de opgemaakte jaarrekening en met deze wijze van vaststelling hebben ingestemd. Als de jaarrekening op deze wijze is vastgesteld, leidt dat tot decharge van bestuurders zoals bedoeld in artikel 9.1.2(d) en (e).

10.2	Accountant

10.2.1

De Vennootschap kan een accountant als bedoeld in artikel 2:393 BW de opdracht verlenen om de door het bestuur opgemaakte jaarrekening te onderzoeken in overeenstemming met lid 3 van dat artikel. Als de wet dat verlangt, moet de Vennootschap deze opdracht verlenen.

10.2.2

De Algemene Vergadering verleent de opdracht aan de accountant. De Uitvoerende Bestuurders nemen niet deel aan de beraadslaging en besluitvorming over de verlening van de opdracht tot onderzoek van de jaarrekening aan een externe accountant indien de Algemene Vergadering niet tot opdrachtverlening is overgegaan.

10.2.3

De Algemene Vergadering en degene die de opdracht heeft verleend kunnen de aan de accountant verleende opdracht intrekken. Intrekking van de opdracht kan alleen om gegronde redenen en met inachtneming van artikel 2:393 lid 2 BW.

10.2.4	De accountant brengt over zijn onderzoek verslag uit aan het bestuur en geeft de uitslag van zijn onderzoek weer in een verklaring over de getrouwheid van de jaarrekening.

11	WINST EN VERLIES

11.1	Winst, verlies en uitkeringen op aandelen

11.1.1

De Algemene Vergadering bestemt de winst die door vaststelling van de jaarrekening is bepaald, bepaalt hoe een tekort wordt verwerkt en stelt tussentijdse uitkeringen uit de winst of uitkeringen uit reserves vast.

11.1.2

Bij de berekening van de verdeling van een uitkering tellen de aandelen die de Vennootschap in haar kapitaal houdt niet mee, tenzij op deze aandelen een pandrecht of een recht van vruchtgebruik rust ten gevolge waarvan het recht op uitkering toekomt aan de pandhouder of de vruchtgebruiker.

11.1.3	Uitkeringen zijn opeisbaar vier weken na vaststelling, tenzij de Algemene Vergadering op voorstel van het bestuur een andere datum bepaalt.

11.1.4	De Algemene Vergadering kan besluiten dat uitkeringen geheel of gedeeltelijk in een andere vorm dan in geld worden uitgekeerd.

12	ONTBINDING

12.1	Vereffening

12.1.1

Als de Vennootschap wordt ontbonden en haar vermogen moet worden vereffend, worden de Uitvoerende Bestuurders vereffenaars, tenzij de Algemene Vergadering een of meer andere vereffenaars benoemt. De Niet-Uitvoerende Bestuurders houden toezicht op de vereffenaars.

12.1.2	De vereffening geschiedt met inachtneming van de wettelijke bepalingen. Tijdens de vereffening blijven deze statuten voor zover mogelijk van kracht.

12.1.3

Onverminderd de bevoegdheden van de vereffenaars op grond van de wet of deze statuten, hebben de vereffenaars de bevoegdheid vermogensbestanddelen te verkopen (of te doen verkopen) teneinde een netto verkoopopbrengst te realiseren die ten minste gelijk is aan het totale bedrag dat moet worden ingehouden op een liquidatie-uitkering op grond van de Wet op de dividendbelasting 1965.

12.1.4

Dat wat na voldoening van alle schulden van het vermogen van de Vennootschap is overgebleven, wordt verdeeld tussen de aandeelhouders naar verhouding van het nominale bedrag van hun aandelenbezit op zodanige wijze als bepaald door de vereffenaars, tenzij de algemene vergadering anders heeft besloten voorafgaand aan of gelijktijdig met het besluit bedoeld onder artikel 12.1.1. Indien de uitkering (deels) in natura wordt gedaan, dan zal de uitkering plaatsvinden met inachtneming van artikel 2:23b(3) sub a of 2:23b(3) sub c BW of een combinatie van beide bepalingen.

12.1.5	De vereffenaars kunnen een uitkering bij voorbaat doen aan de op grond van artikel 12.1.4 daartoe gerechtigden, met inachtneming van artikel 2:23b(6) BW.

12.1.6

Nadat de Vennootschap heeft opgehouden te bestaan, worden haar boeken, bescheiden en andere gegevensdragers gedurende zeven jaar bewaard door degene die daartoe door de Algemene Vergadering is aangewezen.”[1]

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Bij deze statutenwijziging wordt ieder aandeel in het geplaatste kapitaal van de Vennootschap onmiddellijk voorafgaand aan deze statutenwijziging, met een nominale waarde van tien eurocent (EUR 0,10) elk, gesplitst in vijf (5) aandelen met een nominale waarde van twee eurocent (EUR 0,02) elk, en ieder onderaandeel in het geplaatste kapitaal van de Vennootschap onmiddellijk voorafgaand aan deze statutenwijziging, met een nominale waarde van twee eurocent (EUR 0,02) elk, omgezet in één (1) aandeel in het geplaatste kapitaal van de Vennootschap, met een nominale waarde van twee eurocent (EUR 0,02) elk.

ANNEX B – Schedule C

INCORPORATION OF A PRIVATE LIMITED LIABILITY COMPANY

INTERXION SPITCO B.V.

“ARTICLES OF INCORPORATION:

1	DEFINITIONS

In these articles of association:

“BW” means the Dutch Civil Code;

“Company” means InterXion SplitCo B.V.;

“General Meeting” means the corporate body that consists of all Persons Entitled to Vote, or the meeting in which Persons Entitled to Attend General Meetings assemble;

“Meeting Rights” means the right to attend and speak at the General Meeting, either in person or by a proxy authorised in writing;

“Persons Entitled to Attend General Meetings” means shareholders, holders of a right of pledge with Meeting Rights and holders of a right of usufruct with Meeting Rights; and

“Persons Entitled to Vote” means shareholders with voting rights at the General Meeting, holders of a right of pledge with voting rights at the General Meeting and holders of a right of usufruct with voting rights at the General Meeting.

2	NAME, SEAT AND OBJECTS

2.1	Name and seat

2.1.1	The name of the Company is: InterXion SplitCo B.V.

2.1.2	The Company’s seat is in Amsterdam, the Netherlands.

2.2	Objects

The objects of the Company are to participate in other businesses of whatever nature, to take any other interest in or conduct the management of those businesses, to attract financing, to finance third parties, to provide security or assume liability for the obligations of third parties, and finally all activities which in the broadest sense relate to or may promote the objects.

3	CAPITAL AND ISSUE OF SHARES

3.1	Capital and shares

3.1.1	The share capital of the Company consists of one or more shares with a nominal value of two eurocent (EUR 0.02) each.

3.1.2	Shares are in registered form and are numbered from 1 onwards.

3.1.3	No share certificates are issued.

3.2	Issue of shares

3.2.1	The General Meeting resolves on the issue of shares and determines the issue price, as well as the other terms and conditions of the issue.

3.2.2	Shares may not be issued at an issue price below the nominal value of the shares.

3.2.3	Shares are issued by notarial deed.

3.3	Pre-emptive rights

A shareholder has no pre-emptive rights if shares are issued or rights to subscribe for shares are granted.

4	OWN SHARES

4.1	Acquisition and disposal of own shares

4.1.1	The management board resolves on the acquisition by the Company of fully paid-up shares. Repurchase by the Company of not fully paid shares is void.

4.1.2	Article 3.2.1 equally applies if the Company disposes of own shares.

5	SHAREHOLDERS REGISTER, NOTICES OF MEETINGS AND NOTIFICATIONS

5.1	Shareholders register

5.1.1	The management board shall keep a shareholders register as referred to in article 2:194 BW.

The management board shall make the shareholders register available at the Company’s office for inspection by the Persons Entitled to Attend General Meetings.

5.2	Notices of meetings and notifications

5.2.1

Notices of meetings and notifications to Persons Entitled to Attend General Meetings must be given in writing to the addresses stated in the shareholders register. If a Person Entitled to Attend General Meetings consents, notices of meetings and notifications may be given to that person by e-mail.

5.2.2	Notifications to the management board must be given in writing to the Company’s address, or by e-mail to the address provided for this purpose.

6	DEPOSITARY RECEIPTS FOR SHARES AND LIMITED RIGHTS TO SHARES

6.1	Depositary receipts for shares

Meeting Rights may not be attached to depositary receipts for shares.

6.2	Right of pledge

6.2.1	A right of pledge may be established on shares.

6.2.2	The voting rights attached to shares may be granted to holders of a right of pledge. Only holder of a right of pledge with voting rights have Meeting Rights.

6.2.3	Shareholders without voting rights as a result of a right of pledge do have Meeting Rights.

7	TRANSFER OF SHARES AND SHARE TRANSFER RESTRICTIONS

7.1	Transfer of shares

Shares must be transferred by notarial deed.

7.2	Share transfer restrictions

The transfer of shares is not restricted as set out in article 2:195 BW.

8	MANAGEMENT

8.1	Appointment, suspension, dismissal, inability to act and vacancy

8.1.1	The Company is managed by the management board. The General Meeting determines the number of managing directors.

8.1.2	The General Meeting appoints the managing directors. The General Meeting may suspend and dismiss managing directors.

8.1.3

If any managing director positions are vacant or any managing directors are unable to act, the remaining managing director or directors shall manage the Company. If all managing director positions are vacant or all managing directors are unable to act, a person designated for that purpose by the General Meeting shall

2

temporarily manage the Company. If all managing director positions are vacant, that person shall as soon as possible take the necessary measures to make definitive arrangements. “Unable to act” means a managing director is temporarily unable to perform his duties as a result of:

(a)	suspension;

(b)	illness; or

(c)	inaccessibility.

8.2	Remuneration

The General Meeting determines the remuneration and other terms that apply to the managing directors.

8.3	Internal organisation and adoption of resolutions

8.3.1

The management board may adopt written rules governing its internal proceedings. Subject to the approval of the General Meeting, the managing directors may also divide their duties, in rules or otherwise.

8.3.2

The management board meets whenever a managing director deems it necessary. The management board adopts its resolutions by an absolute majority of votes cast. In a tie vote, the General Meeting will decide.

8.3.3	A managing director may be represented at a meeting by another managing director.

8.3.4

If a managing director has a direct or indirect personal conflict of interest with the Company and its business, he may not participate in the management board’s deliberations and decision-making on that subject. If no resolution of the management board can be adopted as a result, the General Meeting adopts the resolution.

8.3.5

The management board may also adopt resolutions without holding a meeting, provided that these resolutions are adopted in writing or by reproducible electronic communication and all managing directors entitled to vote have consented to adopting the resolution outside a meeting. Articles 8.3.2 and 8.3.4 equally apply to adoption by the management board of resolutions without holding a meeting.

8.3.6	The General Meeting may make management board resolutions subject to its approval provided that those resolutions have been clearly specified and notified to the management board.

8.3.7	The management board may not file for bankruptcy of the Company without a mandate from the General Meeting.

8.3.8	The management board shall adhere to the directions of the General Meeting, unless the directions are contrary to the interests of the Company and its business.

8.4	Representation

8.4.1	The management board or each managing director acting individually may represent the Company.

8.4.2

If one shareholder holds all shares in the Company’s share capital and that shareholder also represents the Company, any legal acts entered into by the Company with this shareholder must be recorded in writing. This does not apply to legal acts that, under the terms stipulated, are part of the Company’s normal business.

8.4.3

The management board may grant power to represent the Company (procuratie) or any other power to represent the Company on a continuing basis to one or more individuals whether or not employed by the Company.

9	GENERAL MEETINGS

9.1	Annual General Meeting

9.1.1

At least one General Meeting must be held during the Company’s financial year, unless the matters referred to in article 9.1.2 have been resolved on without holding a meeting in accordance with article 9.5 (Resolutions without holding a meeting).

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9.1.2	The agenda for the annual General Meeting must in any case include the following items:

(a)	if article 2:391 BW applies to the Company, the deliberations on the management report;

(b)	the adoption of the annual accounts;

(c)	the allocation of profits; and

(d)	the discharge of managing directors in office in the preceding financial year for their management in that financial year.

9.1.3

The items referred to in article 9.1.2 do not need to be included on the agenda if the deadline for preparing the annual accounts and, if applicable, presenting the management report has been extended or if the agenda includes a proposal to that effect. The items referred to in article 9.1.2(a), (b) and (d) do not need to be included in the agenda if the annual accounts are adopted in the manner provided for in article 10.1.6.

9.1.4	A General Meeting must furthermore be convened whenever the management board deems it necessary.

9.2	Location and notice of meetings

9.2.1	General Meetings are held in the municipality where the Company has its seat or in the municipality of Hoofddorp or Haarlemmermeer (Schiphol).

9.2.2	The notice of General Meetings must be given in accordance with the deadline referred to in article 2:225 BW.

9.2.3	The notice must specify the agenda, as well as the location and time of the General Meeting.

9.3	Order of business at the meeting

9.3.1	The General Meeting appoints its chairman. The chairman appoints a secretary.

9.3.2	Minutes must be kept of the business transacted at the meeting.

9.3.3	Managing directors may attend General Meetings and have an advisory vote at General Meetings in their capacity of managing director.

9.4	Voting procedure and proxy

9.4.1	Each share confers the right to cast one vote at the General Meeting. Blank votes and invalid votes are regarded as not having been cast.

9.4.2	Resolutions are adopted by an absolute majority of the votes cast, unless the law or these articles of association specifically require a larger majority.

9.4.3	The management board may resolve that each Person Entitled to Attend General Meetings may observe and take part in the General Meeting by electronic communication.

9.4.4	The management board may resolve that each Person Entitled to Vote may exercise voting rights by electronic communication, either in person or by a proxy authorised in writing.

9.4.5	The management board may attach conditions to the use of electronic communication. The notice of the General Meeting must set out these conditions or state where they can be consulted.

9.4.6	Persons Entitled to Attend General Meetings may be represented at the General Meeting by a proxy authorised in writing.

9.5	Resolutions without holding a meeting

9.5.1

Persons Entitled to Vote may also adopt any resolutions which they may adopt at a General Meeting without holding a meeting. The managing directors must be given the opportunity to give advice about a motion before the motion is voted on.

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9.5.2

A resolution adopted without holding a meeting will only be valid if all Persons Entitled to Attend General Meetings consent to this form of adoption and the resolution is adopted either in writing or by reproducible electronic communication as required by law and these articles of association.

9.5.3	Persons who have adopted a resolution without holding a meeting shall immediately notify the management board of the resolution.

10	FINANCIAL YEAR, ANNUAL REPORTING AND AUDITOR

10.1	Financial year and annual reporting

10.1.1	The financial year is the same as the calendar year.

10.1.2

Annually within five months after the end of each financial year the management board shall prepare annual accounts and make these available at the Company’s office for inspection by the Persons Entitled to Attend General Meetings. The General Meeting may extend this period on the basis of special circumstances by no more than five months.

10.1.3

If the mandate referred to in article 10.2 has been given, the auditor’s statement must be added to the annual accounts. Furthermore, the management report must be added to the annual accounts, unless article 2:391 BW does not apply to the Company. The additional information referred to in article 2:392(1) BW must also be added insofar as that paragraph (1) applies to the Company.

10.1.4	The annual accounts must be signed by all managing directors; if any signature is missing, this must be stated and explained.

10.1.5	The General Meeting adopts the annual accounts, unless the annual accounts have already been adopted in accordance with article 10.1.6.

10.1.6

If all shareholders are also managing directors of the Company, the annual accounts will be adopted when all managing directors have signed the annual accounts, provided that all other Persons Entitled to Attend General Meetings have been given the opportunity to inspect the annual accounts and have consented to this manner of adoption. If the annual accounts are adopted in this manner, the managing directors will be discharged as referred to in article 9.1.2(d).

10.2	Auditor

10.2.1

The Company may give a mandate to an auditor as referred to in article 2:393 BW to audit the annual accounts prepared by the management board in accordance with article 2:393(3) BW. If the law so requires, the Company shall give this mandate.

10.2.2	The General Meeting gives the mandate to the auditor. If the General Meeting fails to give the mandate, the management board will give the mandate.

10.2.3

The mandate given to the auditor may be revoked by the General Meeting and by the corporate body which has given the mandate. The mandate may only be revoked for valid reasons and in accordance with article 2:393(2) BW.

10.2.4	The auditor shall report on the audit to the management board and set out the results of the audit in an auditor’s statement on whether the annual accounts present a true and fair view.

11	PROFIT AND LOSS

11.1	Profit, loss and distributions on shares

11.1.1

The General Meeting allocates the profits determined by the adoption of the annual accounts, determines how a shortfall will be accounted for, and declares interim distributions from the profits or distributions from the reserves.

11.1.2

Shares held by the Company in its own share capital are not taken into account in determining how the amount to be distributed on shares is to be divided, unless these shares are subject to a right of pledge or a right of usufruct which entitles the holder of that right to the distribution.

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11.1.3	Distributions are due four weeks after they have been declared, unless the General Meeting sets a different date at the management board’s proposal.

11.1.4	The General Meeting may resolve that distributions will be fully or partly made other than in cash.

12	DISSOLUTION

12.1	Liquidation

12.1.1

If the Company is dissolved pursuant to a resolution of the General Meeting and its assets must be liquidated, the managing directors will become the liquidators unless the General Meeting appoints one or more other liquidators.

12.1.2

After the Company has ceased to exist, its books, records and other data carriers must remain in the custody of the person designated for that purpose by the General Meeting, for a period of seven years.

13	TRANSITIONAL PROVISION

The first financial year will end on the thirty-first day of December two thousand and twenty. This article and its heading will lapse after the first financial year.”

6

OPRICHTING

BESLOTEN VENNOOTSCHAP MET BEPERKTE AANSPRAKELIJKHEID

INTERXION SPLITCO B.V.

“STATUTEN:

1	DEFINITIES

In deze statuten gelden de volgende definities:

“Algemene Vergadering” betekent het orgaan dat bestaat uit de Stemgerechtigden, of de bijeenkomst waarin de Vergadergerechtigden vergaderen;

“BW” betekent het Burgerlijk Wetboek;

“Stemgerechtigden” betekent aandeelhouders met stemrecht in de Algemene Vergadering, vruchtgebruikers met stemrecht in de Algemene Vergadering en pandhouders met stemrecht in de Algemene Vergadering;

“Vennootschap” betekent InterXion SplitCo B.V.;

“Vergadergerechtigden” betekent aandeelhouders, vruchtgebruikers met Vergaderrecht en pandhouders met Vergaderrecht; en

“Vergaderrecht” betekent het recht om, in persoon of bij schriftelijk gevolmachtigde, de Algemene Vergadering bij te wonen en daar het woord te voeren.

2	NAAM, ZETEL EN DOEL

2.1	Naam en zetel

2.1.1	De naam van de Vennootschap is: InterXion SplitCo B.V.

2.1.2	De Vennootschap heeft haar zetel in Amsterdam.

2.2	Doel

De Vennootschap heeft het doel deel te nemen in andere ondernemingen van welke aard ook, daarin op andere wijze een belang te nemen, daarover beheer te voeren, financiering aan te trekken, derden te financieren, zekerheid te stellen of zich te verbinden voor verplichtingen van derden en ten slotte alles wat in de ruimste zin verband houdt met of bevorderlijk kan zijn voor het doel.

3	KAPITAAL EN UITGIFTE VAN AANDELEN

3.1	Kapitaal en aandelen

3.1.1	Het kapitaal van de Vennootschap bestaat uit één of meer aandelen met een nominale waarde van twee eurocent (EUR 0,02) elk.

3.1.2	De aandelen luiden op naam en zijn genummerd vanaf 1.

3.1.3	Aandeelbewijzen worden niet uitgegeven.

3.2	Uitgifte van aandelen

3.2.1	De Algemene Vergadering besluit tot uitgifte van aandelen en stelt de uitgifteprijs en de overige voorwaarden van uitgifte vast.

3.2.2	Aandelen worden niet uitgegeven tegen een uitgifteprijs die lager is dan de nominale waarde van de aandelen.

3.2.3	Aandelen worden uitgegeven bij notariële akte.

7

3.3	Voorkeursrecht

Als aandelen worden uitgegeven of rechten tot het nemen van aandelen worden verleend, heeft een aandeelhouder geen voorkeursrecht.

4	EIGEN AANDELEN

4.1	Verkrijging en vervreemding van eigen aandelen

4.1.1	Het bestuur beslist over de verkrijging door de Vennootschap van volgestorte aandelen. Verkrijging door de Vennootschap van niet volgestorte aandelen is nietig.

4.1.2	Als de Vennootschap eigen aandelen vervreemdt, is artikel 3.2.1 van overeenkomstige toepassing.

5	AANDEELHOUDERSREGISTER, OPROEPINGEN EN MEDEDELINGEN

5.1	Aandeelhoudersregister

5.1.1	Het bestuur houdt een aandeelhoudersregister als bedoeld in artikel 2:194 BW.

5.1.2	Het bestuur legt het aandeelhoudersregister ter inzage van de Vergadergerechtigden op het kantoor van de Vennootschap.

5.2	Oproepingen en mededelingen

5.2.1

Oproepingen en mededelingen aan Vergadergerechtigden worden schriftelijk gedaan aan de adressen die zijn vermeld in het aandeelhoudersregister. Als een Vergadergerechtigde hiermee instemt, kunnen oproepingen en mededelingen aan hem worden gedaan per e-mail.

5.2.2	Mededelingen aan het bestuur worden schriftelijk gedaan aan het adres van de Vennootschap, of per e-mail aan het adres dat voor dit doel bekend is gemaakt.

6	CERTIFICERING EN BEPERKTE RECHTEN OP AANDELEN

6.1	Certificering

Aan certificaten van aandelen kan geen Vergaderrecht worden verbonden.

6.2	Pandrecht

6.2.1	Aandelen kunnen worden verpand.

6.2.2	Aan pandhouders kan het aan de aandelen verbonden stemrecht worden toegekend.

6.2.3	Alleen pandhouders die stemrecht hebben, hebben Vergaderrecht. Aandeelhouders die als gevolg van een pandrecht geen stemrecht hebben, hebben Vergaderrecht.

7	LEVERING VAN AANDELEN EN OVERDRACHTSBEPERKINGEN

7.1	Levering van aandelen

Aandelen worden geleverd bij notariële akte.

7.2	Overdrachtsbeperkingen

De overdracht van aandelen is niet beperkt in de zin van artikel 2:195 BW.

8	BESTUUR

8.1	Benoeming, schorsing, ontslag, belet en ontstentenis

8.1.1	De Vennootschap wordt bestuurd door het bestuur. De Algemene Vergadering bepaalt het aantal bestuurders.

8.1.2	De Algemene Vergadering benoemt de bestuurders. De Algemene Vergadering kan bestuurders schorsen en ontslaan.

8

8.1.3

Als één of meer bestuurders ontbreken of verhinderd zijn, wordt de Vennootschap bestuurd door de overblijvende bestuurder(s). Als alle bestuurders ontbreken of verhinderd zijn, wordt de Vennootschap tijdelijk bestuurd door een persoon die daartoe door de Algemene Vergadering is aangewezen. Als alle bestuurders ontbreken, neemt deze persoon zo spoedig mogelijk de nodige maatregelen om een definitieve voorziening te treffen. Onder verhinderd wordt hier verstaan de situatie dat de bestuurder tijdelijk zijn functie niet kan uitoefenen als gevolg van:

(a)	schorsing;

(b)	ziekte; of

(c)	onbereikbaarheid.

8.2	Bezoldiging

De Algemene Vergadering stelt de beloning en andere voorwaarden vast die op de bestuurders van toepassing zijn.

8.3	Interne organisatie en besluitvorming

8.3.1

Het bestuur kan zijn interne aangelegenheden regelen in een schriftelijk reglement. Verder kunnen de bestuurders, al dan niet bij reglement, onder goedkeuring van de Algemene Vergadering hun werkzaamheden onderling verdelen.

8.3.2	Het bestuur vergadert wanneer een bestuurder dat nodig vindt. Het bestuur besluit bij volstrekte meerderheid van de uitgebrachte stemmen. Bij staking van stemmen beslist de Algemene Vergadering.

8.3.3	Een bestuurder kan zich in de vergadering laten vertegenwoordigen door een andere bestuurder.

8.3.4

Een bestuurder neemt niet deel aan de beraadslaging en besluitvorming van het bestuur als hij daarbij een direct of indirect persoonlijk belang heeft dat tegenstrijdig is met het belang van de Vennootschap en de met haar verbonden onderneming. Als hierdoor geen bestuursbesluit kan worden genomen, neemt de Algemene Vergadering het besluit.

8.3.5

Het bestuur kan ook buiten vergadering besluiten nemen, mits dit schriftelijk of op reproduceerbare wijze langs elektronische weg gebeurt en alle stemgerechtigde bestuurders met deze wijze van besluitvorming hebben ingestemd. De artikelen 8.3.2 en 8.3.4 zijn van overeenkomstige toepassing op de besluitvorming van het bestuur buiten vergadering.

8.3.6	De Algemene Vergadering kan duidelijk omschreven en aan het bestuur meegedeelde bestuursbesluiten aan haar goedkeuring onderwerpen.

8.3.7	Het bestuur kan zonder opdracht van de Algemene Vergadering geen aangifte doen tot faillietverklaring van de Vennootschap.

8.3.8	Het bestuur volgt de aanwijzingen van de Algemene Vergadering op, tenzij deze in strijd zijn met het belang van de Vennootschap en de met haar verbonden onderneming.

8.4	Vertegenwoordiging

8.4.1	Het bestuur of iedere bestuurder afzonderlijk, kan de Vennootschap vertegenwoordigen.

8.4.2

Als alle aandelen in het kapitaal van de Vennootschap worden gehouden door één aandeelhouder, en deze aandeelhouder ook de Vennootschap vertegenwoordigt, worden rechtshandelingen van de Vennootschap met deze enig aandeelhouder schriftelijk vastgelegd. Dit geldt niet voor rechtshandelingen die onder de bedongen voorwaarden tot de gewone bedrijfsuitoefening van de Vennootschap behoren.

8.4.3	Het bestuur kan aan één of meer personen, al dan niet in dienst van de Vennootschap, procuratie of op een andere wijze doorlopende vertegenwoordigingsbevoegdheid toekennen.

9

9	ALGEMENE VERGADERING

9.1	Jaarlijkse Algemene Vergadering

9.1.1

Tijdens het boekjaar van de Vennootschap wordt ten minste één Algemene Vergadering gehouden, tenzij over de onderwerpen als bedoeld in artikel 9.1.2 in overeenstemming met artikel 9.5 (Besluiten buiten vergadering) buiten vergadering is besloten.

9.1.2	De agenda voor de jaarlijkse Algemene Vergadering bevat in ieder geval de volgende onderwerpen:

(e)	de behandeling van het bestuursverslag als artikel 2:391 BW voor de Vennootschap geldt;

(f)	de vaststelling van de jaarrekening;

(g)	de bestemming van de winst; en

(h)	de verlening van decharge aan bestuurders die in het afgelopen boekjaar in functie waren, voor hun bestuur over dat boekjaar.

9.1.3

De in artikel 9.1.2 bedoelde onderwerpen hoeven niet te worden opgenomen in de agenda als de termijn voor het opmaken van de jaarrekening en, als dat van toepassing is, voor het overleggen van het bestuursverslag is verlengd, of een voorstel daartoe op die agenda is geplaatst. De in artikel 9.1.2(e), (f) en (h) bedoelde onderwerpen hoeven niet op die agenda te worden opgenomen als de jaarrekening wordt vastgesteld op de wijze als bepaald in artikel 10.1.6.

9.1.4	Een Algemene Vergadering wordt verder bijeengeroepen wanneer het bestuur dat nodig vindt.

9.2	Plaats en oproeping

9.2.1	Algemene Vergaderingen worden gehouden in de gemeente waar de Vennootschap haar zetel heeft, de gemeente Hoofddorp of in Haarlemmermeer (Schiphol).

9.2.2	De oproeping vindt plaats met inachtneming van de termijn als bedoeld in artikel 2:225 BW.

9.2.3	Bij de oproeping wordt de agenda vermeld en ook de plaats en het tijdstip van de Algemene Vergadering.

9.3	Vergaderorde

9.3.1	De Algemene Vergadering benoemt zelf haar voorzitter. De voorzitter wijst de secretaris aan.

9.3.2	De Algemene Vergadering wordt genotuleerd.

9.3.3	De bestuurders kunnen de Algemene Vergaderingen bijwonen en hebben als zodanig in de Algemene Vergaderingen een raadgevende stem.

9.4	Stemprocedure en volmacht

9.4.1	In de Algemene Vergadering geeft ieder aandeel recht op het uitbrengen van een stem. Blanco stemmen en ongeldige stemmen worden aangemerkt als niet uitgebracht.

9.4.2	Besluiten worden genomen bij volstrekte meerderheid van de uitgebrachte stemmen, tenzij bij de wet of deze statuten uitdrukkelijk een grotere meerderheid wordt voorgeschreven.

9.4.3	Het bestuur kan besluiten dat iedere Vergadergerechtigde door middel van een elektronisch communicatiemiddel rechtstreeks kennis kan nemen van en deel kan nemen aan de Algemene Vergadering.

9.4.4	Het bestuur kan besluiten dat iedere Stemgerechtigde door middel van een elektronisch communicatiemiddel in persoon of door een schriftelijk gevolmachtigde het stemrecht kan (doen) uitoefenen.

9.4.5	Het bestuur kan voorwaarden verbinden aan het gebruik van het elektronisch communicatiemiddel. In de oproeping worden deze voorwaarden vermeld of wordt vermeld waar deze kunnen worden geraadpleegd.

10

9.4.6	Vergadergerechtigden kunnen zich in de Algemene Vergadering door een schriftelijk gevolmachtigde laten vertegenwoordigen.

9.5	Besluiten buiten vergadering

9.5.1

Stemgerechtigden kunnen alle besluiten die zij in een Algemene Vergadering kunnen nemen ook buiten vergadering nemen. De bestuurders worden in de gelegenheid gesteld voorafgaand aan de besluitvorming over het voorstel advies uit te brengen.

9.5.2

Een besluit buiten vergadering is alleen geldig als alle Vergadergerechtigden met deze wijze van besluitvorming hebben ingestemd en het voorstel verder schriftelijk of op reproduceerbare wijze langs elektronische weg is aangenomen zoals wordt voorgeschreven door de wet en deze statuten.

9.5.3	Degenen die buiten vergadering een besluit hebben genomen, stellen het bestuur meteen in kennis van het genomen besluit.

10	BOEKJAAR, JAARSTUKKEN EN ACCOUNTANT

10.1	Boekjaar en jaarstukken

10.1.1	Het boekjaar is gelijk aan het kalenderjaar.

10.1.2

Jaarlijks binnen vijf maanden na afloop van elk boekjaar maakt het bestuur een jaarrekening op en legt zij deze voor de Vergadergerechtigden ter inzage op het kantoor van de Vennootschap. Op grond van bijzondere omstandigheden kan de Algemene Vergadering deze termijn verlengen met ten hoogste vijf maanden.

10.1.3

Als de in artikel 10.2 (Accountant) bedoelde opdracht aan een accountant is verleend, wordt de verklaring van de accountant bij de jaarrekening gevoegd. Daarnaast wordt het bestuursverslag bij de jaarrekening gevoegd, tenzij artikel 2:391 BW niet voor de Vennootschap geldt. Ook worden de in artikel 2:392 lid 1 BW bedoelde overige gegevens bijgevoegd, voor zover het in dat lid bepaalde op de Vennootschap van toepassing is.

10.1.4	Alle bestuurders ondertekenen de jaarrekening; ontbreekt een ondertekening, dan wordt daarvan melding gemaakt onder opgaaf van de reden.

10.1.5	De Algemene Vergadering stelt de jaarrekening vast, tenzij de jaarrekening al in overeenstemming met artikel 10.1.6 is vastgesteld.

10.1.6

Als alle aandeelhouders ook bestuurders van de Vennootschap zijn, geldt de ondertekening van de jaarrekening door alle bestuurders ook als vaststelling van de jaarrekening, mits alle overige Vergadergerechtigden in de gelegenheid zijn geweest om kennis te nemen van de opgemaakte jaarrekening en met deze wijze van vaststelling hebben ingestemd. Als de jaarrekening op deze wijze is vastgesteld, leidt dat tot decharge van bestuurders zoals bedoeld in artikel 9.1.2(h).

10.2	Accountant

10.2.1

De Vennootschap kan een accountant als bedoeld in artikel 2:393 BW de opdracht verlenen om de door het bestuur opgemaakte jaarrekening te onderzoeken in overeenstemming met lid 3 van dat artikel. Als de wet dat verlangt, moet de Vennootschap deze opdracht verlenen.

10.2.2	De Algemene Vergadering verleent de opdracht aan de accountant. Verleent de Algemene Vergadering de opdracht niet, dan verleent het bestuur de opdracht.

10.2.3

De Algemene Vergadering en degene die de opdracht heeft verleend kunnen de aan de accountant verleende opdracht intrekken. Intrekking van de opdracht kan alleen om gegronde redenen en met inachtneming van artikel 2:393 lid 2 BW.

10.2.4	De accountant brengt over zijn onderzoek verslag uit aan het bestuur en geeft de uitslag van zijn onderzoek weer in een verklaring over de getrouwheid van de jaarrekening.

11

11	WINST EN VERLIES

11.1	Winst, verlies en uitkeringen op aandelen

11.1.1

De Algemene Vergadering bestemt de winst die door vaststelling van de jaarrekening is bepaald, bepaalt hoe een tekort wordt verwerkt en stelt tussentijdse uitkeringen uit de winst of uitkeringen uit reserves vast.

11.1.2

Bij de berekening van de verdeling van een uitkering tellen de aandelen die de Vennootschap in haar kapitaal houdt niet mee, tenzij op deze aandelen een pandrecht of een recht van vruchtgebruik rust ten gevolge waarvan het recht op uitkering toekomt aan de pandhouder of de vruchtgebruiker.

11.1.3	Uitkeringen zijn opeisbaar vier weken na vaststelling, tenzij de Algemene Vergadering op voorstel van het bestuur een andere datum bepaalt.

11.1.4	De Algemene Vergadering kan besluiten dat uitkeringen geheel of gedeeltelijk in een andere vorm dan in geld worden uitgekeerd.

12	ONTBINDING

12.1	Vereffening

12.1.1

Als de Vennootschap wordt ontbonden als gevolg van een besluit van de Algemene Vergadering en haar vermogen moet worden vereffend, worden de bestuurders vereffenaars, tenzij de Algemene Vergadering één of meer andere vereffenaars benoemt.

12.1.2

Nadat de Vennootschap heeft opgehouden te bestaan, worden haar boeken, bescheiden en andere gegevensdragers gedurende zeven jaar bewaard door degene die daartoe door de Algemene Vergadering is aangewezen.

13	OVERGANGSBEPALING

Het eerste boekjaar eindigt op eenendertig december tweeduizendtwintig. Dit artikel vervalt samen met zijn opschrift na verloop van het eerste boekjaar.”

12

ANNEX B – Schedule D

Bijlage D / Schedule D

BESCHRIJVING	DESCRIPTION
Artikel 2:334f lid 2 sub d van het Burgerlijk Wetboek	Article 2:334f paragraph 2 letter d of the Dutch Civil Code

A. Beschrijving als bedoeld in artikel 2:334f lid 2 sub d van het Burgerlijk Wetboek (“BW”) in verband met de voorgenomen splitsing waarbij InterXion Holding N.V. (de “Vennootschap”) een splitsing als bedoeld in artikel 2:334a lid 3 en artikel 2:334hh lid 1 BW bewerkstelligd (de “Juridische Splitsing”) waarbij de Vennootschap een besloten vennootschap met beperkte aansprakelijkheid opricht, InterXion SplitCo B.V. (“SplitCo”) waarvan het de enig aandeelhouder zal zijn. Ter gelegenheid van de Juridische Splitsing verwerft SplitCo alle activa en passiva van de Vennootschap onder algemene titel en de Vennootschap blijft bestaan ten tijde van de Juridische Splitsing.

A. Description as referred to in article 2:334f paragraph 2 under d of the Dutch Civil Code (“DCC”) prepared in connection with the contemplated demerger whereby InterXion Holding N.V. (the “Company”) realizes a demerger in the meaning of section 2:334a paragraph 3 and section 2:334hh paragraph 1 DCC (the “Legal Demerger”) pursuant to which the Company incorporates a private limited liability company, InterXion SplitCo B.V. (“SplitCo”) of which it shall be the sole shareholder. On the occasion of the Legal Demerger SplitCo will acquire all of the assets and liabilities of the Company by universal succession of title (onder algemene titel) and the Company will continue to exist at the time of the Legal Demerger.

B. Aan de hand van deze beschrijving kan nauwkeurig worden bepaald welke activa en passiva van de Vennootschap onder algemene titel zullen overgaan op SplitCo. Er zullen geen activa en passiva door de Vennootschap worden behouden.

De waarden in deze beschrijving zijn vastgesteld per 1 oktober 2019 met inachtneming van de waarderingsmethoden zoals opgenomen in de jaarrekening 2018 opgesteld volgens de EU-IFRS boekhoudbeginselen en Titel 9 Boek 2 BW.

B. On the basis of this description it is possible to determine accurately which assets and liabilities of the Company will be transferred under universal succession of title (onder algemene titel) to SplitCo. No assets and liabilities will remain with the Company.

The valuations included in this description are determined as of October 1, 2019, calculated with due observance of the valuation methods as included in the annual accounts 2018, prepared according to EU-IFRS accounting principles and Part 9 of Book 2 DCC.

1

ANNEX B – Schedule D

BESCHRIJVING	DESCRIPTION
Activa en passiva die onder algemene titel overgaan op SplitCo.	Assets and liabilities to be transferred by universal succession of title to SplitCo

C. De gehele onderneming van de Vennootschap, i.e. activa en passiva van de Vennootschap zal onder algemene titel overgaan op SplitCo, waaronder begrepen (maar niet beperkt tot):

i.   alle activa en passiva van de Vennootschap; en

ii.  alle activa en passiva verkregen, al dan niet door zaaksvervanging of anderszins, in de periode voorafgaand aan het moment waarop de Juridische Splitsing van kracht wordt, zullen ook onder algemene titel overgaan op SplitCo.

C. The entire business of the Company, i.e. all assets and liabilities of the Company will be transferred by universal succession of title (onder algemene titel) to SplitCo, including (but not limited to):

i.   all assets and liabilities of the Company; and

ii.  all assets and liabilities acquired and/or replacing the above-mentioned assets and liabilities either by substitution of property (zaaksvervanging) or otherwise in the period before the Legal Demerger becomes effective, will also be transferred by universal succession of title (onder algemene titel) to SplitCo.

D. De waarde van de activa en passiva die SplitCo zal verkrijgen bedraagt EUR 974.858.000.	D. The value of the assets and liabilities that SplitCo will acquire, amounts to EUR 974,858,000.

E. Behoudens de waarde van het enig aandeel in het aandelenkapitaal van SplitCo als bedoeld onder F bedraagt de waarde van de activa en passiva die de Vennootschap zal behouden EUR 0.	E. Except for the value of the sole share in the share capital of SplitCo referred to under F the value of the assets and liabilities that will remain with the Company amounts to EUR 0.

F. De waarde van het enig aandeel in het aandelenkapitaal van SplitCo dat bij de Juridische Splitsing aan de Vennootschap zal worden toegekend bedraagt EUR 974.858.000.	F. The value of the sole share in the share capital of SplitCo to be allotted to the Company pursuant to the Legal Demerger amounts to EUR 974,858,000.

2

ANNEX B – Schedule D

Bijlage D / Schedule D

Pro forma profit and loss InterXion Holding N.V. following Legal Demerger

(based on full year 2018 income statement InterXion Holding N.V.)1

IN THOUSANDS OF EUROS
Revenue	0.0
Cost of sales	0.0
Gross profit	0.0
Management fees	0.0
Sales and marketing costs	0.0
General and administrative costs	0.0
Operating result	0.0
Finance income	0.0
Finance expense	0.0
Result before taxation	0.0
Income tax benefit/(expense)	0.0
Result after taxation	0.0
Profit relating to investments in subsidiaries after taxation InterXion SplitCo B.V.2	0.0

Net income	0.0

1	Upon the Legal Demerger becoming effecttive. InterXion Holding N.V. will be the sole shareholder of InterXion SplitCo B.V.
2	The result is excluding undistributable reserves in subsidiaries. The undistributable net result after tax of the subsidiaries is € 31,118

3

ANNEX B – Schedule D

Bijlage D / Schedule D

Pro forma profit and loss InterXion SplitCo B.V. following Legal Demerger

(based on full year 2018 income statement InterXion Holding N.V.)

IN THOUSANDS OF EUROS
Revenue	—
Cost of sales	(628)
Gross profit	(628)
Management fees	7,932
Sales and marketing costs	(892)
General and administrative costs	(17,324)
Operating result	(10,912)
Finance income	46,635
Finance expense	(63,518)
Result before taxation	(27,795)
Income tax benefit/(expense)	(726)
Result after taxation	(28,521)
Profit relating to investments in subsidiaries after taxation	59,639

Net income	31,118

4

ANNEX B

EXPLANATION TO THE DEMERGER PROPOSAL

InterXion Holding N.V.

Date: January 23, 2020

The undersigned:

(a)	David Charles Ruberg;

(b)	Jean Francois Henri Pierre Mandeville;

(c)	Mark Stephen Heraghty;

(d)	Frank Eberhard Esser;

(e)	Robert Arnold Ruijter; and

(f)	David William Lister,

together constituting the entire board of InterXion Holding N.V., a public limited liability company, having its corporate seat in Amsterdam, the Netherlands, and address at Scorpius 30, 2132 LR Hoofddorp, the Netherlands, number Trade Register: 33301892 (the “Company”), whereas:

(A)

In relation to the public offer for all outstanding shares in the share capital of the Company as announced by Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.) (“Buyer”) and the Company on October 29, 2019, Buyer, the Company and Digital Realty Trust, Inc. (“Parent”) entered into a purchase agreement on October 29, 2019 (the “Purchase Agreement”).

(B)	The Company intends to demerge in accordance with section 2:334a subsection 3 of the Dutch Civil Code (“DCC”) (juridische afsplitsing) and section 2:334c DCC, pursuant to which:

i.

the Company will, at the occasion of the demerger, incorporate a private limited liability company: InterXion SplitCo B.V., which is to have its corporate seat in Amsterdam, the Netherlands (“SplitCo”);

ii.	SplitCo will acquire all assets and liabilities of the Company by universal succession of title (algemene titel);

iii.	the Company continues to exist; and

iv.	the sole share in the share capital of SplitCo is allotted to the Company, (the “Legal Demerger”).

(C)

Upon to the Legal Demerger becoming effective, in accordance with the terms of the Purchase Agreement, the Company will execute a share sale agreement (the “Post-Demerger Share Sale Agreement”), pursuant to which the Company shall sell and transfer the sole ordinary paid up share in the share capital of SplitCo, constituting the entire issued share capital of SplitCo, to Buyer, or such assignee as determined in accordance with the Purchase Agreement, for such consideration as described in the Post-Demerger Share Sale Agreement (the “Post-Demerger Share Sale”).

(D)	Following the effectuation of the Post-Demerger Share Sale Agreement and the transactions contemplated thereby having become effective, in each case as contemplated by the Purchase Agreement:

(a)	the Company may be dissolved and may make a liquidation distribution of the proceeds from the Post-Demerger Share Sale, following which the Company will be liquidated; or

(b)	Dutch statutory squeeze out proceedings being initiated in respect of the Company.

5

the board of the Company hereby declares the following

The Company will demerge in accordance with section 2:334a subsection 3 DCC (juridische afsplitsing) and section 2:334c DCC, pursuant to which:

i.	the Company will, at the occasion of the Legal Demerger, incorporate SplitCo;

ii.	SplitCo will acquire all assets and liabilities of the Company by universal succession of title (algemene titel);

iii.	the Company continues to exist; and

iv.	the sole share in the share capital of SplitCo is allotted to the Company.

1	RATIONALE

The Company has the following reasons for undertaking the Legal Demerger.

The Legal Demerger is part of the “Post-Offer Reorganization” as further described in the Purchase Agreement. In particular, as a consequence of the Legal Demerger, the Company will hold the sole outstanding share in the share capital of SplitCo, allowing for the transfer of the sole share in the share capital of SplitCo to Buyer (or such assignee in accordance with the Purchase Agreement).

2	CONSEQUENCES

It is anticipated that the Legal Demerger will have the following direct consequences with respect to the activities of the Company and SplitCo.

The only consequence in respect of the business operations is that all activities of the Company will be continued by SplitCo.

From a legal point of view, as a consequence of the Legal Demerger, SplitCo will be incorporated, all assets and liabilities of the Company will be acquired by SplitCo by universal succession of title in accordance with the description attached to the demerger proposal, the Company continues to exist, and the sole share in the share capital of SplitCo will be acquired by the Company in accordance with this explanation.

From an economic point of view the Legal Demerger has no consequences.

From a social point of view the Legal Demerger has the effect that any employees that are employed by the Company shall be employed by SplitCo by operation of law, without losing any entitlements that such employees have acquired.

The Legal Demerger is part of the “Post-Offer Reorganization” as further described in the Purchase Agreement, which may be followed, in each case as contemplated by the Purchase Agreement, by:

(a)	the Company being dissolved and making a liquidation distribution of the proceeds from the Post-Demerger Share Sale, following which the Company will be liquidated; or

(b)	Dutch statutory squeeze out proceedings being initiated in respect of the Company.

6

This explanation to the demerger proposal was executed on the date mentioned at the beginning of this document by:

InterXion Holding N.V.

Board

/s/ D.C. Ruberg Name: D.C. Ruberg Title: Executive director (CEO)	/s/ J.F.H.P. Mandeville Name: J.F.H.P. Mandeville Title: Non-executive director

/s/ M.S. Heraghty Name: M.S. Heraghty Title: Non-executive director	/s/ F.E. Esser Name: F.E. Esser Title: Non-executive director

/s/ R.A. Ruijter Name: R.A. Ruijter Title: Non-executive director	/s/ D.W. Lister Name: D.W. Lister Title: Non-Executive director

Signature page explanation to the demerger proposal of

InterXion Holding N.V.

7

ANNEX C

UNOFFICIAL TRANSLATION

ARTICLES OF ASSOCIATION OF

INTERXION HOLDING N.V.

(after conversion and amendment named: InterXion Holding B.V.)

“ARTICLES OF ASSOCATION

1	DEFINITIONS

In these articles of association:

“BW” means the Dutch Civil Code;

“Company” means InterXion Holding B.V.;

“Executive Director” means a member of the board as referred to in article 8.1.1;

“General Meeting” means the corporate body that consists of all Persons Entitled to Vote, or the meeting in which Persons Entitled to Attend General Meetings assemble;

“Meeting Rights” means the right to attend and speak at the General Meeting, either in person or by a proxy authorised in writing;

“Non-Executive Director” means a member of the board as referred to in article 8.1.1;

“Persons Entitled to Attend General Meetings” means shareholders, holders of a right of pledge with Meeting Rights and holders of a right of usufruct with Meeting Rights;

“Persons Entitled to Vote” means shareholders with voting rights at the General Meeting, holders of a right of pledge with voting rights at the General Meeting and holders of a right of usufruct with voting rights at the General Meeting; and

“Transferor” a shareholder who wants to transfer his shares.

2	NAME, SEAT AND OBJECTS

2.1	Name and seat

2.1.1	The name of the Company is: InterXion Holding B.V.

2.1.2	The Company’s seat is in Amsterdam, the Netherlands.

2.2	Objects

The objects of the Company are:

(a)	to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies;

(b)	to finance businesses and companies;

(c)

to borrow, to lend and to raise funds, including through the issue of bonds, debt instruments or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

(d)	to render advice and services to businesses and companies with which the Company forms a group and to third parties;

(e)	to grant guarantees, to bind the Company and to pledge its assets for obligations of businesses and companies with which it forms a group and on behalf of third parties; and

(f)	to perform any and all activities of an industrial, financial or commercial nature, and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

3	CAPITAL AND ISSUE OF SHARES

3.1	Capital and shares

3.1.1	The share capital of the Company consists of one or more shares with a nominal value of two eurocent (EUR 0.02) each.

3.1.2	Shares are in registered form and are numbered from 1 onwards.

3.1.3	No share certificates are issued.

3.2	Issue of shares

3.2.1	The General Meeting resolves on the issue of shares and determines the issue price, as well as the other terms and conditions of the issue.

3.2.2	Shares may not be issued at an issue price below the nominal value of the shares.

3.2.3	Shares are issued by notarial deed.

3.3	Pre-emptive rights

A shareholder has no pre-emptive rights if shares are issued or rights to subscribe for shares are granted.

4	OWN SHARES

4.1	Acquisition and disposal of own shares

4.1.1	The board resolves on the acquisition by the Company of fully paid-up shares. Repurchase by the Company of not fully paid shares is void.

4.1.2	Article 3.2.1 equally applies if the Company disposes of own shares.

5	SHAREHOLDERS REGISTER, NOTICES OF MEETINGS AND NOTIFICATIONS

5.1	Shareholders register

5.1.1	The board shall keep a shareholders register as referred to in article 2:194 BW.

5.1.2	The board shall make the shareholders register available at the Company’s office for inspection by the Persons Entitled to Attend General Meetings.

5.2	Notices of meetings and notifications

5.2.1

Notices of meetings and notifications to Persons Entitled to Attend General Meetings must be given in writing to the addresses stated in the shareholders register. If a Person Entitled to Attend General Meetings consents, notices of meetings and notifications may be given to that person by e-mail.

5.2.2	Notifications to the board must be given in writing to the Company’s address, or by e-mail to the address provided for this purpose.

6	DEPOSITARY RECEIPTS FOR SHARES AND LIMITED RIGHTS TO SHARES

6.1	Depositary receipts for shares

Meeting Rights may not be attached to depositary receipts for shares.

6.2	Right of pledge

6.2.1	A right of pledge may be established on shares.

6.2.2	The voting rights attached to shares may be granted to holders of a right of pledge.

6.2.3	Only holders of a right of pledge with voting rights have Meeting Rights. Shareholders without voting rights as a result of a right of pledge do have Meeting Rights.

7	TRANSFER OF SHARES AND SHARE TRANSFER RESTRICTIONS

7.1	Transfer of shares

Shares must be transferred by notarial deed.

7.2	Share transfer restrictions

A Transferor may transfer his shares after the board has given its approval. This does not apply to the Company wanting to transfer shares.

7.3	Procedure

7.3.1	A Transferor requests approval for the transfer by notifying the board. In this notification, the Transferor shall indicate:

(a)	the number of shares he wants to transfer; and

(b)	the persons who he wants to transfer those shares to.

7.3.2

The board shall decide whether to grant its approval within forty-two days of receiving the notification referred to in article 7.3.1. If the board does not come to a decision within that period, its approval will be deemed to have been granted.

7.3.3

If the board refuses to grant its approval, it shall simultaneously designate one or more prospective purchasers who are willing to purchase the shares for cash. The price is determined in accordance with article 7.4.1. If the board does not designate any prospective purchasers, its approval will be deemed to have been granted. The Company may only be a prospective purchaser if the Transferor agrees to this.

7.3.4	The Transferor may transfer the shares within ninety days after the approval has been granted or is deemed to have been granted.

7.4	Determining the price

7.4.1

The Transferor and each designated prospective purchaser shall consult each other to determine the price of the shares. If they fail to reach agreement, the price will be determined by an independent expert. The board and the Transferor together designate the expert. If they fail to reach agreement on this, the expert will be designated by the chairman of the Royal Dutch Association of Civil-law Notaries (KNB).

7.4.2	After the expert has notified the Transferor of the price, the Transferor has thirty days to decide whether to transfer his shares to the prospective purchasers.

7.4.3	The costs of determining the price are paid by the Transferor.

7.5	Default

7.5.1

Each party may demand the transfer of the shares for cash immediately after the price has been determined in consultation or after the expiry of the period referred to in article 7.4.2, provided that neither the Transferor nor the prospective purchaser has withdrawn.

7.5.2

If there is only one prospective purchaser and that prospective purchaser has defaulted on payment, the Transferor may, within ninety days, transfer all the shares to the persons he has indicated as referred to in article 7.3.1(b).

7.5.3

If there are multiple prospective purchasers and one of them has defaulted on payment, the Transferor shall notify all the prospective purchasers of that fact within seven days. The prospective purchasers who have not defaulted on payment will then have fourteen days to notify the Transferor whether they want to purchase the shares that had been allocated to the defaulting prospective purchaser. In doing so they shall indicate the maximum number of additional shares they would like to purchase. If all the shares that had been allocated to the defaulting prospective purchaser can be sold to the other prospective purchasers, a purchase agreement will be concluded that is binding on the Transferor and the prospective purchasers. If no purchase agreement is concluded in this way for all these shares, any other purchase agreements will be deemed to have been terminated and the Transferor may, within ninety days, transfer all the shares to the persons he has indicated as referred to in article 7.3.1(b).

7.5.4

If the Transferor defaults on the transfer of the shares, the Company is irrevocably authorised to transfer the shares. It shall do so within ten days of receiving such a request from a prospective purchaser.

8	MANAGEMENT (ONE-TIER BOARD)

8.1	Appointment, suspension, dismissal, inability to act and vacancy

8.1.1

The Company is managed by the board. The board consists of one or more Executive Directors and one or more Non-Executive Directors. The board determines the number of Executive Directors and the number of Non-Executive Directors. A legal entity may be appointed as an Executive Director but not as a Non-Executive Director.

8.1.2

The General Meeting appoints the directors. The General Meeting determines at the time of the appointment whether a director is appointed as an Executive Director or as a Non-Executive Director. The General Meeting may suspend and dismiss directors. The board may suspend Executive Directors.

8.1.3

The Non-Executive Directors supervise the Executive Directors’ policy and performance of duties and the Company’s general affairs and its business. The Non-Executive Directors furthermore perform any duties allocated to them under or pursuant to the law or these articles of association. The Non-Executive Directors give advice to the Executive Directors. The Executive Directors shall timely provide the Non-Executive Directors with the information they need to carry out their duties.

8.1.4

If any director positions are vacant or any directors are unable to act, the remaining director or directors shall manage the Company. If all Executive Director positions are vacant or all Executive Directors are unable to act, the Non-Executive Directors may designate one or more temporary Executive Directors. If all Non-Executive Director positions are vacant or all Non-Executive Directors are unable to act, a person designated for that purpose by the General Meeting shall temporarily manage the duties of the Non-Executive Directors. If all Non-Executive Director positions are vacant, that person shall as soon as possible take the necessary measures to make definitive arrangements. “Unable to act” means a director is temporarily unable to perform his duties as a result of:

(a)	suspension;

(b)	illness; or

(c)	inaccessibility.

8.2	Remuneration

The board determines the remuneration and other terms that apply to the Executive Directors. The Executive Directors may not take part in the deliberations and decision-making concerning the remuneration of the Executive Directors.

8.3	Reimbursement costs

Unless Dutch law provides otherwise, the following shall be reimbursed to current and former directors:

(a)

the reasonable costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the Company’s request;

(b)	any damages or fines payable by them as a result of an act or failure to act as referred to under (a); and

(c)

the reasonable costs of appearing in other legal proceedings in which they are involved as current or former directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to reimbursement as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful (“opzettelijk”), intentionally reckless (“bewust roekeloos”) or seriously culpable (“ernstig verwijtbaar”) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. The Company may take out liability insurance for the benefit of the persons concerned. The board may by agreement or otherwise give further implementation to the above.

8.4	Internal organisation and adoption of resolutions

8.4.1

The board may adopt written rules governing its internal proceedings. The directors may also divide their duties in writing, whether in rules or otherwise, and specify that one or more directors may validly adopt resolutions on matters falling within the director’s or directors’ duties.

8.4.2	The General Meeting appoints one of the Non-Executive Directors as chairman of the board.

8.4.3

The board meets whenever a director deems it necessary. The board adopts its resolutions by an absolute majority of votes cast. In a tie vote, the General Meeting will decide. The Non-Executive Directors adopt resolutions with an absolute majority of votes cast.

8.4.4	A director may be represented at a meeting by another director.

8.4.5

If a director has a direct or indirect personal conflict of interest with the Company and its business, he may not participate in the board’s deliberations and decision-making on that subject. If no resolution of the board can be adopted as a result, the General Meeting adopts the resolution.

8.4.6

The board may also adopt resolutions without holding a meeting, provided that these resolutions are adopted in writing or by reproducible electronic communication and all directors entitled to vote have consented to adopting the resolution outside a meeting. Articles 8.4.3 and 8.4.5 equally apply to adoption by the board of resolutions without holding a meeting.

8.4.7	The General Meeting may make board resolutions subject to its approval provided that those resolutions have been clearly specified and notified to the board.

8.4.8	The board may not file for bankruptcy of the Company without a mandate from the General Meeting.

8.4.9	The board shall adhere to the directions of the General Meeting, unless the directions are contrary to the interests of the Company and its business.

8.5	Representation

8.5.1	The board or each Executive Director acting individually may represent the Company.

8.5.2

If one shareholder holds all shares in the Company’s share capital and that shareholder also represents the Company, any legal acts entered into by the Company with this shareholder must be recorded in writing. This does not apply to legal acts that, under the terms stipulated, are part of the Company’s normal business.

8.5.3	The board may grant power to represent the Company (procuratie) or any other power to represent the Company on a continuing basis to one or more individuals whether or not employed by the Company.

9	GENERAL MEETINGS

9.1	Annual General Meeting

9.1.1

At least one General Meeting must be held during the Company’s financial year, unless the matters referred to in article 9.1.2 have been resolved on without holding a meeting in accordance with article 9.5 (Resolutions without holding a meeting).

9.1.2	The agenda for the annual General Meeting must in any case include the following items:

(a)	if article 2:391 BW applies to the Company, the deliberations on the management report;

(b)	the adoption of the annual accounts;

(c)	the allocation of profits;

(d)	the discharge of Executive Directors in office in the preceding financial year for their management in that financial year; and

(e)	the discharge of Non-Executive Directors in office in the preceding financial year for their supervision of the Executive Directors in that financial year.

9.1.3

The items referred to in article 9.1.2 do not need to be included on the agenda if the deadline for preparing the annual accounts and, if applicable, presenting the management report has been extended or if the agenda includes a proposal to that effect. The items referred to in article 9.1.2(a),(b) and (d) do not need to be included in the agenda if the annual accounts are adopted in the manner provided for in article 10.1.6.

9.1.4	A General Meeting must furthermore be convened whenever the board deems it necessary.

9.2	Location and notice of meetings

9.2.1	General Meetings are held in the municipality where the Company has its seat or in the municipality of Hoofddorp or Haarlemmermeer (Schiphol).

9.2.2	The notice of General Meetings must be given in accordance with the deadline referred to in article 2:225 BW.

9.2.3	The notice must specify the agenda, as well as the location and time of the General Meeting.

9.3	Order of business at the meeting

9.3.1	The General Meeting appoints its chairman. The chairman appoints a secretary.

9.3.2	Minutes must be kept of the business transacted at the meeting.

9.3.3	Directors may attend General Meetings and have an advisory vote at General Meetings in their capacity of director.

9.4	Voting procedure and proxy

9.4.1	Each share confers the right to cast one vote at the General Meeting. Blank votes and invalid votes are regarded as not having been cast.

9.4.2	Resolutions are adopted by an absolute majority of the votes cast, unless the law or these articles of association specifically require a larger majority.

9.4.3	The board may resolve that each Person Entitled to Attend General Meetings may observe and take part in the General Meeting by electronic communication.

9.4.4	The board may resolve that each Person Entitled to Vote may exercise voting rights by electronic communication, either in person or by a proxy authorised in writing.

9.4.5	The board may attach conditions to the use of electronic communication. The notice of the General Meeting must set out these conditions or state where they can be consulted.

9.4.6	Persons Entitled to Attend General Meetings may be represented at the General Meeting by a proxy authorised in writing.

9.5	Resolutions without holding a meeting

9.5.1

Persons Entitled to Vote may also adopt any resolutions which they may adopt at a General Meeting without holding a meeting. The directors must be given the opportunity to give advice about a motion before the motion is voted on.

9.5.2

A resolution adopted without holding a meeting will only be valid if all Persons Entitled to Attend General Meetings consent to this form of adoption and the resolution is adopted either in writing or by reproducible electronic communication as required by law and these articles of association.

9.5.3	Persons who have adopted a resolution without holding a meeting shall immediately notify the board of the resolution.

10	FINANCIAL YEAR, ANNUAL REPORTING AND AUDITOR

10.1	Financial year and annual reporting

10.1.1	The financial year is the same as the calendar year.

10.1.2

Annually within five months after the end of each financial year the board shall prepare annual accounts and make these available at the Company’s office for inspection by the Persons Entitled to Attend

General Meetings. The General Meeting may extend this period on the basis of special circumstances by no more than five months.

10.1.3

If the mandate referred to in article 10.2 (Auditor) has been given, the auditor’s statement must be added to the annual accounts. Furthermore, the management report must be added to the annual accounts, unless article 2:391 BW does not apply to the Company. The additional information referred to in article 2:392(1) BW must also be added insofar as that paragraph (1) applies to the Company.

10.1.4	The annual accounts must be signed by all directors; if any signature is missing, this must be stated and explained.

10.1.5	The General Meeting adopts the annual accounts, unless the annual accounts have already been adopted in accordance with article 10.1.6.

10.1.6

If all shareholders are also directors of the Company, the annual accounts will be adopted when all directors have signed the annual accounts, provided that all other Persons Entitled to Attend General Meetings have been given the opportunity to inspect the annual accounts and have consented to this manner of adoption. If the annual accounts are adopted in this manner, the directors will be discharged as referred to in article 9.1.2(d) and (e).

10.2	Auditor

10.2.1

The Company may give a mandate to an auditor as referred to in article 2:393 BW to audit the annual accounts prepared by the board in accordance with article 2:393(3) BW. If the law so requires, the Company shall give this mandate.

10.2.2

The General Meeting gives the mandate to the auditor. If the General Meeting fails to give the mandate, the Executive Directors may not take part in the deliberations and decision-making concerning the mandate for the audit of the annual accounts to be given to the external auditor.

10.2.3

The mandate given to the auditor may be revoked by the General Meeting and by the corporate body which has given the mandate. The mandate may only be revoked for valid reasons and in accordance with article 2:393(2) BW.

10.2.4	The auditor shall report on the audit to the board and set out the results of the audit in an auditor’s statement on whether the annual accounts present a true and fair view.

11	PROFIT AND LOSS

11.1	Profit, loss and distributions on shares

11.1.1

The General Meeting allocates the profits determined by the adoption of the annual accounts, determines how a shortfall will be accounted for, and declares interim distributions from the profits or distributions from the reserves.

11.1.2

Shares held by the Company in its own share capital are not taken into account in determining how the amount to be distributed on shares is to be divided, unless these shares are subject to a right of pledge or a right of usufruct which entitles the holder of that right to the distribution.

11.1.3	Distributions are due four weeks after they have been declared, unless the General Meeting sets a different date at the board’s proposal.

11.1.4	The General Meeting may resolve that distributions will be fully or partly made other than in cash.

12	DISSOLUTION

12.1	Liquidation

12.1.1

If the Company is dissolved pursuant to a resolution of the General Meeting and its assets must be liquidated, the Executive Directors will become the liquidators unless the General Meeting appoints one or more other liquidators. The Non-Executive Directors supervise the liquidators.

12.1.2	The liquidation shall take place with due observance of the provisions of the law. During the liquidation period these articles of association shall, wherever possible, remain in full force.

12.1.3

Notwithstanding any other powers the liquidators may have pursuant to the law or these articles of association, the liquidators will be authorised to sell (or cause to be sold) assets in order to obtain net sale proceeds at least equal to the aggregate amount to be withhold in respect of any liquidation distribution under the Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965).

12.1.4

The balance of the assets of the Company remaining after all liabilities have been paid shall be distributed among the shareholders in proportion to the par value of their shareholdings in such manner as determined by the liquidators, unless the General Meeting has decided otherwise before or simultaneous with its resolution referred to under 12.1.1. If the distribution is (partly) made in kind the distribution shall be made in accordance with section 2:23b(3) sub a or 2:23b(3) sub c BW or a combination of those provisions.

12.1.5	The liquidators may make an advance distribution to the parties entitled thereto pursuant to article 12.1.4, with due observance of section 2:23b(6) BW.

12.1.6

After the Company has ceased to exist, its books, records and other data carriers must remain in the custody of the person designated for that purpose by the General Meeting, for a period of seven years.”[1]

[1]

On the occasion of this amendment of the articles of association, each share in the share capital of the Company immediately prior to this amendment of the articles of association, with a nominal value of ten eurocent (EUR 0.10) each, shall be split into five (5) shares, with a nominal value of two eurocent (EUR 0.02) each, and each fractional share (onderaandeel) in the share capital of the Company immediately prior to this amendment of the articles of association, with a nominal value of two eurocent (EUR 0.02) each, shall be converted into one (1) share in the share capital of the Company, with a nominal value of two eurocent (EUR 0.02) each.

ANNEX C

STATUTEN INTERXION HOLDING N.V.

(na omzetting en statutenwijziging genaamd: InterXion Holding B.V.)

“STATUTEN:

1	DEFINITIES

In deze statuten gelden de volgende definities:

“Algemene Vergadering” betekent het orgaan dat bestaat uit de Stemgerechtigden, of de bijeenkomst waarin de Vergadergerechtigden vergaderen;

“BW” betekent het Burgerlijk Wetboek;

“Niet-Uitvoerend Bestuurder”: betekent een lid van het bestuur als bedoeld in artikel 8.1.1;

“Overdrager” een aandeelhouder die zijn aandelen wil overdragen;

“Stemgerechtigden” betekent aandeelhouders met stemrecht in de Algemene Vergadering, vruchtgebruikers met stemrecht in de Algemene Vergadering en pandhouders met stemrecht in de Algemene Vergadering;

“Uitvoerend Bestuurder”: betekent een lid van het bestuur als bedoeld in artikel 8.1.1;

“Vennootschap” betekent InterXion Holding B.V.;

“Vergadergerechtigden” betekent aandeelhouders, vruchtgebruikers met Vergaderrecht en pandhouders met Vergaderrecht; en

“Vergaderrecht” betekent het recht om, in persoon of bij schriftelijk gevolmachtigde, de Algemene Vergadering bij te wonen en daar het woord te voeren.

2	NAAM, ZETEL EN DOEL

2.1	Naam en zetel

2.1.1	De naam van de Vennootschap is: InterXion Holding B.V.

2.1.2	De Vennootschap heeft haar zetel in Amsterdam.

2.2	Doel

Het doel van de Vennootschap is:

(a)	het deelnemen in, het financieren van, het samenwerken met, het besturen van vennootschappen en andere ondernemingen;

(b)	het verlenen van adviezen en andere diensten;

(c)	het verkrijgen, exploiteren en vervreemden van industriële en intellectuele eigendomsrechten, alsmede van registergoederen;

(d)	het verstrekken van zekerheden voor schulden van rechtspersonen of andere vennootschappen die met haar in een groep verbonden zijn of voor schulden van derden;

(e)	het beleggen van vermogen; en

(f)	het verrichten van al hetgeen met het vorenstaande verband houdt of daartoe bevorderlijk kan zijn, alles wat in de ruimste zin van het woord verband houdt met of bevorderlijk kan zijn voor het doel.

3	KAPITAAL EN UITGIFTE VAN AANDELEN

3.1	Kapitaal en aandelen

3.1.1	Het kapitaal van de Vennootschap bestaat uit één of meer aandelen met een nominale waarde van twee eurocent (EUR 0,02) elk.

3.1.2	De aandelen luiden op naam en zijn genummerd vanaf 1.

3.1.3	Aandeelbewijzen worden niet uitgegeven.

3.2	Uitgifte van aandelen

3.2.1	De Algemene Vergadering besluit tot uitgifte van aandelen en stelt de uitgifteprijs en de overige voorwaarden van uitgifte vast.

3.2.2	Aandelen worden niet uitgegeven tegen een uitgifteprijs die lager is dan de nominale waarde van de aandelen.

3.2.3	Aandelen worden uitgegeven bij notariële akte.

3.3	Voorkeursrecht

Als aandelen worden uitgegeven of rechten tot het nemen van aandelen worden verleend, heeft een aandeelhouder geen voorkeursrecht.

4	EIGEN AANDELEN

4.1	Verkrijging en vervreemding van eigen aandelen

4.1.1	Het bestuur beslist over de verkrijging door de Vennootschap van volgestorte aandelen. Verkrijging door de Vennootschap van niet volgestorte aandelen is nietig.

4.1.2	Als de Vennootschap eigen aandelen vervreemdt, is artikel 3.2.1 van overeenkomstige toepassing.

5	AANDEELHOUDERSREGISTER, OPROEPINGEN EN MEDEDELINGEN

5.1	Aandeelhoudersregister

5.1.1	Het bestuur houdt een aandeelhoudersregister als bedoeld in artikel 2:194 BW.

5.1.2	Het bestuur legt het aandeelhoudersregister ter inzage van de Vergadergerechtigden op het kantoor van de Vennootschap.

5.2	Oproepingen en mededelingen

5.2.1

Oproepingen en mededelingen aan Vergadergerechtigden worden schriftelijk gedaan aan de adressen die zijn vermeld in het aandeelhoudersregister. Als een Vergadergerechtigde hiermee instemt, kunnen oproepingen en mededelingen aan hem worden gedaan per e-mail.

5.2.2	Mededelingen aan het bestuur worden schriftelijk gedaan aan het adres van de Vennootschap, of per e-mail aan het adres dat voor dit doel bekend is gemaakt.

6	CERTIFICERING EN BEPERKTE RECHTEN OP AANDELEN

6.1	Certificering

Aan certificaten van aandelen kan geen Vergaderrecht worden verbonden.

6.2	Pandrecht

6.2.1	Aandelen kunnen worden verpand.

6.2.2	Aan pandhouders kan het aan de aandelen verbonden stemrecht worden toegekend.

6.2.3	Alleen pandhouders die stemrecht hebben, hebben Vergaderrecht. Aandeelhouders die als gevolg van een pandrecht geen stemrecht hebben, hebben Vergaderrecht.

7	LEVERING VAN AANDELEN EN OVERDRACHTSBEPERKINGEN

7.1	Levering van aandelen

Aandelen worden geleverd bij notariële akte.

7.2	Overdrachtsbeperkingen

Een Overdrager mag zijn aandelen overdragen na goedkeuring door het bestuur. Dit geldt niet voor de Vennootschap die aandelen wil overdragen.

7.3	Procedure

7.3.1	Een Overdrager verzoekt om goedkeuring voor de overdracht door middel van een mededeling aan het bestuur. Bij deze mededeling moet de Overdrager aangeven:

(a) het aantal aandelen dat hij wil overdragen; en

(b) de personen aan wie hij die aandelen wil overdragen.

7.3.2

Binnen tweeënveertig dagen na ontvangst van de in artikel 7.3.1 bedoelde mededeling besluit het bestuur of het wel of niet goedkeuring verleent. Als het bestuur niet binnen die termijn besluit, wordt de goedkeuring geacht te zijn verleend.

7.3.3

Als het bestuur de goedkeuring weigert, moet het gelijktijdig een of meer gegadigden aanwijzen die bereid zijn de aandelen te kopen tegen contante betaling. De prijs wordt vastgesteld in overeenstemming met artikel 7.4.1.

Als het bestuur geen gegadigden aanwijst, wordt de goedkeuring geacht te zijn verleend. De Vennootschap kan alleen gegadigde zijn met instemming van de Overdrager.

7.3.4	De Overdrager mag de aandelen overdragen binnen negentig dagen nadat de goedkeuring is verleend of wordt geacht te zijn verleend.

7.4	Prijsbepaling

7.4.1

De Overdrager en iedere aangewezen gegadigde treden in overleg om de prijs van de aandelen vast te stellen. Als zij geen overeenstemming bereiken, wordt de prijs vastgesteld door een onafhankelijke deskundige. Het bestuur en de Overdrager wijzen samen de deskundige aan. Als zij hierover geen overeenstemming bereiken, wordt de deskundige aangewezen door de voorzitter van de Koninklijke Notariële Beroepsorganisatie.

7.4.2	Nadat de deskundige de prijs aan de Overdrager bekend heeft gemaakt, heeft de Overdrager dertig dagen de tijd om te beslissen of hij zijn aandelen overdraagt aan de gegadigden.

7.4.3	De kosten van de prijsvaststelling zijn voor rekening van de Overdrager.

7.5	Verzuim

7.5.1

Onmiddellijk nadat de prijs in overleg is vastgesteld of nadat de termijn in artikel 7.4.2 is verstreken en de Overdrager of de gegadigde zich niet heeft teruggetrokken, mag iedere partij de overdracht van de aandelen vorderen tegen contante betaling.

7.5.2	Als er maar een gegadigde is en deze is in verzuim met de betaling, mag de Overdrager binnen negentig dagen alle aandelen overdragen aan de door hem opgegeven personen bedoeld in artikel 7.3.1(b).

7.5.3

Als er meerdere gegadigden zijn, en een gegadigde is in verzuim met de betaling, doet de Overdrager daarvan binnen zeven dagen mededeling aan alle gegadigden. De gegadigden die niet in verzuim zijn, hebben vervolgens veertien dagen om de Overdrager te laten weten of zij de aandelen willen kopen die waren toebedeeld aan de gegadigde die in verzuim is. Daarbij geven zij aan hoeveel extra aandelen zij maximaal willen kopen. Als alle aandelen die waren toebedeeld aan de gegadigde die in verzuim is kunnen worden verkocht aan de overige gegadigden, komt een koopovereenkomst tot stand waarbij de Overdrager en de gegadigden zich niet kunnen terugtrekken. Als er op deze wijze geen koopovereenkomst tot stand komt voor al deze aandelen, gelden de overige koopovereenkomsten als ontbonden en mag de Overdrager binnen negentig dagen alle aandelen overdragen aan de door hem opgegeven personen bedoeld in artikel 7.3.1(b).

7.5.4

Als de Overdrager in verzuim is met de levering van de aandelen, is de Vennootschap onherroepelijk gemachtigd om de aandelen te leveren. Dat moet zij doen binnen tien dagen nadat een gegadigde dit aan de Vennootschap heeft verzocht.

8	BESTUUR (ONE-TIER BOARD)

8.1	Benoeming, schorsing, ontslag, belet en ontstentenis

8.1.1

De Vennootschap wordt bestuurd door het bestuur. Het bestuur bestaat uit één of meer Uitvoerende Bestuurders en één of meer Niet-Uitvoerende bestuurders. Het bestuur bepaalt het aantal Uitvoerende Bestuurders en het aantal Niet-Uitvoerende bestuurders. Een rechtspersoon kan wel worden benoemd tot Uitvoerende Bestuurder maar niet tot Niet-Uitvoerende Bestuurder.

8.1.2

De Algemene Vergadering benoemt de bestuurders. De Algemene Vergadering bepaalt bij de benoeming van een bestuurder of hij wordt benoemd tot Uitvoerende Bestuurder of Niet-Uitvoerende Bestuurder. De Algemene Vergadering kan bestuurders schorsen en ontslaan. Het bestuur kan een Uitvoerende Bestuurder schorsen.

8.1.3

De Niet-Uitvoerende Bestuurders houden toezicht op het beleid en de taakuitoefening van de Uitvoerende Bestuurders en op de algemene gang van zaken in de Vennootschap en de met haar verbonden onderneming. De Niet-Uitvoerende Bestuurders vervullen verder die taken die aan hen zijn toebedeeld bij of krachtens de wet of deze statuten. De Niet-Uitvoerende Bestuurders adviseren de Uitvoerende Bestuurders. De Uitvoerende Bestuurders verschaffen de Niet-Uitvoerende Bestuurders tijdig de gegevens die voor de uitoefening van hun taak noodzakelijk zijn.

8.1.4

Als een of meer bestuurders ontbreken of verhinderd zijn, wordt de Vennootschap bestuurd door de overblijvende bestuurder(s). Als alle Uitvoerende Bestuurders ontbreken of verhinderd zijn, kunnen de Niet-Uitvoerende Bestuurders een of meer tijdelijke Uitvoerende Bestuurders aanwijzen. Als alle Niet-Uitvoerende Bestuurders ontbreken of verhinderd zijn, worden de taken van de Niet-Uitvoerende Bestuurders tijdelijk vervuld door een persoon die daartoe door de Algemene Vergadering is aangewezen. Als alle Niet-Uitvoerende Bestuurders ontbreken, neemt deze persoon zo spoedig mogelijk de nodige maatregelen om een definitieve voorziening te treffen. Onder verhinderd wordt hier verstaan de situatie dat de bestuurder tijdelijk zijn functie niet kan uitoefenen als gevolg van:

(a)	schorsing;

(b)	ziekte; of

(c)	onbereikbaarheid.

8.2	Bezoldiging

Het bestuur stelt de beloning en andere voorwaarden vast die op de Uitvoerende Bestuurders van toepassing zijn. De Uitvoerende Bestuurders nemen niet deel aan de beraadslaging en besluitvorming over het vaststellen van de beloning van de Uitvoerende Bestuurders.

8.3	Vergoeding kosten

Voorzover uit de wet niet anders voortvloeit, worden aan bestuurders en aan voormalige bestuurders vergoed:

(a)

de redelijke kosten van het voeren van verdediging tegen aanspraken wegens een handelen of nalaten in de uitoefening van hun functie of van een andere functie die zij op verzoek van de Vennootschap vervullen of hebben vervuld;

(b)	eventuele schadevergoedingen of boetes die zij verschuldigd zijn wegens een hierboven onder (a) vermeld handelen of nalaten; en

(c)

de redelijke kosten van het optreden in andere rechtsgedingen waarin zij als bestuurder of als voormalige bestuurder zijn betrokken met uitzondering van de gedingen waarin zij hoofdzakelijk een eigen vordering geldend maken.

Een betrokkene heeft geen aanspraak op de vergoeding als hiervoor bedoeld indien en voorzover (i) door de Nederlandse rechter bij gewijsde is vastgesteld dat het handelen of nalaten van de betrokkene kan worden gekenschetst als opzettelijk, bewust roekeloos of ernstig verwijtbaar, tenzij uit de wet anders voortvloeit of zulks in de gegeven omstandigheden naar maatstaven van redelijkheid en billijkheid onaanvaardbaar zou zijn of (ii) de kosten of het vermogensverlies van de betrokkene is gedekt door een verzekering en de verzekeraar deze kosten of dit vermogensverlies heeft uitbetaald. De Vennootschap kan ten behoeve van de betrokkenen verzekeringen tegen aansprakelijkheid afsluiten. Het bestuur kan al dan niet bij overeenkomst nadere uitvoering geven aan het vorenstaande.

8.4	Interne organisatie en besluitvorming

8.4.1

Het bestuur kan zijn interne aangelegenheden regelen in een schriftelijk reglement. Verder kunnen de bestuurders schriftelijk, al dan niet bij reglement, hun werkzaamheden onderling verdelen en daarbij bepalen dat een of meer bestuurders rechtsgeldig kunnen besluiten over zaken die tot zijn of hun taak behoren.

8.4.2	De Algemene Vergadering benoemt één van de Niet-Uitvoerende Bestuurders tot voorzitter van het bestuur.

8.4.3

Het bestuur vergadert wanneer een bestuurder dat nodig vindt. Het bestuur besluit bij volstrekte meerderheid van de uitgebrachte stemmen. Bij staking van stemmen beslist de Algemene Vergadering. De Niet-Uitvoerende Bestuurders nemen besluiten met een volstrekte meerderheid van de uitgebrachte stemmen.

8.4.4	Een bestuurder kan zich in de vergadering laten vertegenwoordigen door een andere bestuurder.

8.4.5

Een bestuurder neemt niet deel aan de beraadslaging en besluitvorming van het bestuur als hij daarbij een direct of indirect persoonlijk belang heeft dat tegenstrijdig is met het belang van de Vennootschap en de met haar verbonden onderneming. Als hierdoor geen bestuursbesluit kan worden genomen, neemt de Algemene Vergadering het besluit.

8.4.6

Het bestuur kan ook buiten vergadering besluiten nemen, mits dit schriftelijk of op reproduceerbare wijze langs elektronische weg gebeurt en alle stemgerechtigde bestuurders met deze wijze van besluitvorming hebben ingestemd. De artikelen 8.4.3 en 8.4.5 zijn van overeenkomstige toepassing op de besluitvorming van het bestuur buiten vergadering.

8.4.7	De Algemene Vergadering kan duidelijk omschreven en aan het bestuur meegedeelde bestuursbesluiten aan haar goedkeuring onderwerpen.

8.4.8	Het bestuur kan zonder opdracht van de Algemene Vergadering geen aangifte doen tot faillietverklaring van de Vennootschap.

8.4.9	Het bestuur volgt de aanwijzingen van de Algemene Vergadering op, tenzij deze in strijd zijn met het belang van de Vennootschap en de met haar verbonden onderneming.

8.5	Vertegenwoordiging

8.5.1	Het bestuur of iedere Uitvoerende Bestuurder afzonderlijk, kan de Vennootschap vertegenwoordigen.

8.5.2

Als alle aandelen in het kapitaal van de Vennootschap worden gehouden door één aandeelhouder, en deze aandeelhouder ook de Vennootschap vertegenwoordigt, worden rechtshandelingen van de Vennootschap met deze enig aandeelhouder schriftelijk vastgelegd. Dit geldt niet voor rechtshandelingen die onder de bedongen voorwaarden tot de gewone bedrijfsuitoefening van de Vennootschap behoren.

8.5.3	Het bestuur kan aan één of meer personen, al dan niet in dienst van de Vennootschap, procuratie of op een andere wijze doorlopende vertegenwoordigingsbevoegdheid toekennen.

9	ALGEMENE VERGADERING

9.1	Jaarlijkse Algemene Vergadering

9.1.1

Tijdens het boekjaar van de Vennootschap wordt ten minste één Algemene Vergadering gehouden, tenzij over de onderwerpen als bedoeld in artikel 9.1.2 in overeenstemming met artikel 9.5 (Besluiten buiten vergadering) buiten vergadering is besloten.

9.1.2	De agenda voor de jaarlijkse Algemene Vergadering bevat in ieder geval de volgende onderwerpen:

(a)	de behandeling van het bestuursverslag als artikel 2:391 BW voor de Vennootschap geldt;

(b)	de vaststelling van de jaarrekening;

(c)	de bestemming van de winst;

(d)	de verlening van decharge aan Uitvoerende Bestuurders die in het afgelopen boekjaar in functie waren, voor hun bestuur over dat boekjaar; en

(e)	de verlening van decharge aan Niet-Uitvoerende Bestuurders die in het afgelopen boekjaar in functie waren voor hun toezicht op de Uitvoerende Bestuurders over dat boekjaar.

9.1.3

De in artikel 9.1.2 bedoelde onderwerpen hoeven niet te worden opgenomen in de agenda als de termijn voor het opmaken van de jaarrekening en, als dat van toepassing is, voor het overleggen van het bestuursverslag is verlengd, of een voorstel daartoe op die agenda is geplaatst. De in artikel 9.1.2(a), (b) en (d) bedoelde onderwerpen hoeven niet op die agenda te worden opgenomen als de jaarrekening wordt vastgesteld op de wijze als bepaald in artikel 10.1.6.

9.1.4	Een Algemene Vergadering wordt verder bijeengeroepen wanneer het bestuur dat nodig vindt.

9.2	Plaats en oproeping

9.2.1	Algemene Vergaderingen worden gehouden in de gemeente waar de Vennootschap haar zetel heeft, de gemeente Hoofddorp of Haarlemmermeer (Schiphol).

9.2.2	De oproeping vindt plaats met inachtneming van de termijn als bedoeld in artikel 2:225 BW.

9.2.3	Bij de oproeping wordt de agenda vermeld en ook de plaats en het tijdstip van de Algemene Vergadering.

9.3	Vergaderorde

9.3.1	De Algemene Vergadering benoemt zelf haar voorzitter. De voorzitter wijst de secretaris aan.

9.3.2	De Algemene Vergadering wordt genotuleerd.

9.3.3	De bestuurders kunnen de Algemene Vergaderingen bijwonen en hebben als zodanig in de Algemene Vergaderingen een raadgevende stem.

9.4	Stemprocedure en volmacht

9.4.1	In de Algemene Vergadering geeft ieder aandeel recht op het uitbrengen van een stem. Blanco stemmen en ongeldige stemmen worden aangemerkt als niet uitgebracht.

9.4.2	Besluiten worden genomen bij volstrekte meerderheid van de uitgebrachte stemmen, tenzij bij de wet of deze statuten uitdrukkelijk een grotere meerderheid wordt voorgeschreven.

9.4.3	Het bestuur kan besluiten dat iedere Vergadergerechtigde door middel van een elektronisch communicatiemiddel rechtstreeks kennis kan nemen van en deel kan nemen aan de Algemene Vergadering.

9.4.4	Het bestuur kan besluiten dat iedere Stemgerechtigde door middel van een elektronisch communicatiemiddel in persoon of door een schriftelijk gevolmachtigde het stemrecht kan (doen) uitoefenen.

9.4.5	Het bestuur kan voorwaarden verbinden aan het gebruik van het elektronisch communicatiemiddel. In de oproeping worden deze voorwaarden vermeld of wordt vermeld waar deze kunnen worden geraadpleegd.

9.4.6	Vergadergerechtigden kunnen zich in de Algemene Vergadering door een schriftelijk gevolmachtigde laten vertegenwoordigen.

9.5	Besluiten buiten vergadering

9.5.1

Stemgerechtigden kunnen alle besluiten die zij in een Algemene Vergadering kunnen nemen ook buiten vergadering nemen. De bestuurders worden in de gelegenheid gesteld voorafgaand aan de besluitvorming over het voorstel advies uit te brengen.

9.5.2

Een besluit buiten vergadering is alleen geldig als alle Vergadergerechtigden met deze wijze van besluitvorming hebben ingestemd en het voorstel verder schriftelijk of op reproduceerbare wijze langs elektronische weg is aangenomen zoals wordt voorgeschreven door de wet en deze statuten.

9.5.3	Degenen die buiten vergadering een besluit hebben genomen, stellen het bestuur meteen in kennis van het genomen besluit.

10	BOEKJAAR, JAARSTUKKEN EN ACCOUNTANT

10.1	Boekjaar en jaarstukken

10.1.1	Het boekjaar is gelijk aan het kalenderjaar.

10.1.2

Jaarlijks binnen vijf maanden na afloop van elk boekjaar maakt het bestuur een jaarrekening op en legt zij deze voor de Vergadergerechtigden ter inzage op het kantoor van de Vennootschap. Op grond van bijzondere omstandigheden kan de Algemene Vergadering deze termijn verlengen met ten hoogste vijf maanden.

10.1.3

Als de in artikel 10.2 (Accountant) bedoelde opdracht aan een accountant is verleend, wordt de verklaring van de accountant bij de jaarrekening gevoegd. Daarnaast wordt het bestuursverslag bij de jaarrekening gevoegd, tenzij artikel 2:391 BW niet voor de Vennootschap geldt. Ook worden de in artikel 2:392 lid 1 BW bedoelde overige gegevens bijgevoegd, voor zover het in dat lid bepaalde op de Vennootschap van toepassing is.

10.1.4	Alle bestuurders ondertekenen de jaarrekening; ontbreekt een ondertekening, dan wordt daarvan melding gemaakt onder opgaaf van de reden.

10.1.5	De Algemene Vergadering stelt de jaarrekening vast, tenzij de jaarrekening al in overeenstemming met artikel 10.1.6 is vastgesteld.

10.1.6

Als alle aandeelhouders ook bestuurders van de Vennootschap zijn, geldt de ondertekening van de jaarrekening door alle bestuurders ook als vaststelling van de jaarrekening, mits alle overige Vergadergerechtigden in de gelegenheid zijn geweest om kennis te nemen van de opgemaakte jaarrekening en met deze wijze van vaststelling hebben ingestemd. Als de jaarrekening op deze wijze is vastgesteld, leidt dat tot decharge van bestuurders zoals bedoeld in artikel 9.1.2(d) en (e).

10.2	Accountant

10.2.1

De Vennootschap kan een accountant als bedoeld in artikel 2:393 BW de opdracht verlenen om de door het bestuur opgemaakte jaarrekening te onderzoeken in overeenstemming met lid 3 van dat artikel. Als de wet dat verlangt, moet de Vennootschap deze opdracht verlenen.

10.2.2

De Algemene Vergadering verleent de opdracht aan de accountant. De Uitvoerende Bestuurders nemen niet deel aan de beraadslaging en besluitvorming over de verlening van de opdracht tot onderzoek van de jaarrekening aan een externe accountant indien de Algemene Vergadering niet tot opdrachtverlening is overgegaan.

10.2.3

De Algemene Vergadering en degene die de opdracht heeft verleend kunnen de aan de accountant verleende opdracht intrekken. Intrekking van de opdracht kan alleen om gegronde redenen en met inachtneming van artikel 2:393 lid 2 BW.

10.2.4	De accountant brengt over zijn onderzoek verslag uit aan het bestuur en geeft de uitslag van zijn onderzoek weer in een verklaring over de getrouwheid van de jaarrekening.

11	WINST EN VERLIES

11.1	Winst, verlies en uitkeringen op aandelen

11.1.1

De Algemene Vergadering bestemt de winst die door vaststelling van de jaarrekening is bepaald, bepaalt hoe een tekort wordt verwerkt en stelt tussentijdse uitkeringen uit de winst of uitkeringen uit reserves vast.

11.1.2

Bij de berekening van de verdeling van een uitkering tellen de aandelen die de Vennootschap in haar kapitaal houdt niet mee, tenzij op deze aandelen een pandrecht of een recht van vruchtgebruik rust ten gevolge waarvan het recht op uitkering toekomt aan de pandhouder of de vruchtgebruiker.

11.1.3	Uitkeringen zijn opeisbaar vier weken na vaststelling, tenzij de Algemene Vergadering op voorstel van het bestuur een andere datum bepaalt.

11.1.4	De Algemene Vergadering kan besluiten dat uitkeringen geheel of gedeeltelijk in een andere vorm dan in geld worden uitgekeerd.

12	ONTBINDING

12.1	Vereffening

12.1.1

Als de Vennootschap wordt ontbonden en haar vermogen moet worden vereffend, worden de Uitvoerende Bestuurders vereffenaars, tenzij de Algemene Vergadering een of meer andere vereffenaars benoemt. De Niet-Uitvoerende Bestuurders houden toezicht op de vereffenaars.

12.1.2	De vereffening geschiedt met inachtneming van de wettelijke bepalingen. Tijdens de vereffening blijven deze statuten voor zover mogelijk van kracht.

12.1.3

Onverminderd de bevoegdheden van de vereffenaars op grond van de wet of deze statuten, hebben de vereffenaars de bevoegdheid vermogensbestanddelen te verkopen (of te doen verkopen) teneinde een netto verkoopopbrengst te realiseren die ten minste gelijk is aan het totale bedrag dat moet worden ingehouden op een liquidatie-uitkering op grond van de Wet op de dividendbelasting 1965.

12.1.4

Dat wat na voldoening van alle schulden van het vermogen van de Vennootschap is overgebleven, wordt verdeeld tussen de aandeelhouders naar verhouding van het nominale bedrag van hun aandelenbezit op zodanige wijze als bepaald door de vereffenaars, tenzij de algemene vergadering anders heeft besloten voorafgaand aan of gelijktijdig met het besluit bedoeld onder artikel 12.1.1. Indien de uitkering (deels) in natura wordt gedaan, dan zal de uitkering plaatsvinden met inachtneming van artikel 2:23b(3) sub a of 2:23b(3) sub c BW of een combinatie van beide bepalingen.

12.1.5	De vereffenaars kunnen een uitkering bij voorbaat doen aan de op grond van artikel 12.1.4 daartoe gerechtigden, met inachtneming van artikel 2:23b(6) BW.

12.1.6

Nadat de Vennootschap heeft opgehouden te bestaan, worden haar boeken, bescheiden en andere gegevensdragers gedurende zeven jaar bewaard door degene die daartoe door de Algemene Vergadering is aangewezen.”[1]

[1]

Bij deze statutenwijziging wordt ieder aandeel in het geplaatste kapitaal van de Vennootschap onmiddellijk voorafgaand aan deze statutenwijziging, met een nominale waarde van tien eurocent (EUR 0,10) elk, gesplitst in vijf (5) aandelen met een nominale waarde van twee eurocent (EUR 0,02) elk, en ieder onderaandeel in het geplaatste kapitaal van de Vennootschap onmiddellijk voorafgaand aan deze statutenwijziging, met een nominale waarde van twee eurocent (EUR 0,02) elk, omgezet in één (1) aandeel in het geplaatste kapitaal van de Vennootschap, met een nominale waarde van twee eurocent (EUR 0,02) elk.